Form 20-F/A
period 2002-12-31
EMBRAER BRAZILIAN AVIATION CO
filed 2003-07-01
CIK 1117603

As filed with the Securities and Exchange Commission on July 1, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                       ----------------------------------
                                   FORM 20-F/A
                       ----------------------------------

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

                         Commission file number 1-15102

                 EMBRAER-EMPRESA BRASILEIRA DE AERONAUTICA S.A.
             (Exact name of Registrant as specified in its charter)

                    EMBRAER - Brazilian Aviation Company Inc.
                 (Translation of Registrant's name into English)

                          Federative Republic of Brazil
                         (Jurisdiction of Incorporation)

                       Avenida Brigadeiro Faria Lima, 2170
                12227-901 Sao Jose dos Campos, Sao Paulo, Brazil
                    (Address of principal executive offices)
                       -----------------------------------

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

    --------------
    * Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

 Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      None.
                           ---------------------------

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.
                                      None.
                           ---------------------------

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                  242,544,448 common shares, without par value
                  470,429,907 preferred shares, without par value

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                Yes [ x ] No [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow.
                           Item 17 [ ] Item 18 [ x ]

                                EXPLANATORY NOTE

         The sole purpose of this amendment to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 is to include the certifications that follow the signature page hereto, which were previously submitted to the Securities and Exchange Commission in connection with the filing of our Annual Report on Form 20-F on June 30, 2003.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F/A and has duly caused this Annual Report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized.



                        EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.



                        By: /s/ ANTONIO LUIZ PIZARRO MANSO
                            ------------------------------
                            Name:   Antonio Luiz Pizarro Manso
                            Title:  Executive Vice-President Corporate and Chief
                                    Financial Officer


                        By: /s/ CARLOS ROCHA VILLELA
                            ------------------------
                            Name:   Carlos Rocha Villela
                            Title:  Vice-President and General Counsel

                                  CERTIFICATION

I, Mauricio Novis Botelho, certify that:

1. I have reviewed this annual report on Form 20-F of Embraer -Empresa Brasileira de Aeronautica S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:   June 30, 2003

By:/s/ MAURICIO NOVIS BOTELHO
   -------------------------------------------
Name:    Mauricio Novis Botelho
Title:   President and Chief Executive Officer

                                  CERTIFICATION

I, Antonio Luiz Pizarro Manso, certify that:

1. I have reviewed this annual report on Form 20-F of Embraer -Empresa Brasileira de Aeronautica S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:   June 30, 2003

By:/s/ ANTONIO LUIZ PIZARRO MANSO
   --------------------------------------------
Name:   Antonio Luiz Pizarro Manso
Title:  Executive Vice-President Corporate and Chief Financial Officer