Form 20-F
period 2003-12-31
EMBRAER BRAZILIAN AVIATION CO
filed 2004-06-30
CIK 1117603

As filed with the Securities and Exchange Commission on June 30, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from [  ] to [  ]

Commission file number 1-15102

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

(Exact name of Registrant as specified in its charter)

EMBRAER – Brazilian Aviation Company Inc.

(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of Incorporation)

Avenida Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Preferred shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing four preferred shares	New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None.

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

242,544,448 common shares, without par value
473,501,135 preferred shares, without par value

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x] No [  ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ] Item 18 [x]

(i)

INTRODUCTION

     In this annual report, “Embraer,” “we,” “us” or “our” refer to Embraer-Empresa Brasileira de Aeronáutica S.A. and its consolidated subsidiaries (unless the context otherwise requires). All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

Presentation of Financial and Other Data

Financial Data

     Our audited financial statements at and for the years ended December 31, 2001, 2002 and 2003 are included in this annual report and have been audited by Deloitte Touche Tohmatsu.

     Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Because we export more than 90% of our production and operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that the U.S. dollar is our functional currency and the most appropriate currency in which to present our financial statements. Accordingly, we decided to present our primary U.S. GAAP financial statements in U.S. dollars. As a result, amounts for all periods presented have been remeasured or translated into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52.

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

     Pursuant to SFAS 52 as it applies to us, non-monetary assets and liabilities, including inventories, property, plant and equipment, accumulated depreciation and shareholders’ equity, are remeasured at historical rates of exchange, while monetary assets and liabilities denominated in currencies other than U.S. dollars are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the respective exchange rate on the date of sale. Cost of sales and services, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets, and other non-U.S. dollar statement of income accounts are remeasured at the rate prevailing on the date of the charge or credit to income.

     In our 2001, 2002 and 2003 financial statements, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of income as single line items. See Note 2 to our consolidated financial statements.

     Effective January 1, 2002, we decided to reclassify certain costs related to information technology, support, training and education as general and administrative expenses, instead of as cost of sales and services. All amounts for prior periods presented in this annual report have been restated to give effect to this reclassification. These reclassified costs equaled US$11.4 million in 1999, US$21.3 million in 2000, US$30.5 million in 2001 and US$32.2 million in 2002. Effective January 1, 2002, we also began netting research and development related contributions that we receive from certain of our suppliers against our research and development expense, instead of recording these contributions as other operating income. All amounts for prior periods presented in this annual report have been restated to give effect to this reclassification. These reclassified amounts equaled US$14.1 million in 2001 and US$1.0 million in 2002.

     Subsequent to the issuance of our consolidated financial statements for the years ended December 31, 2001 and 2002, we determined that certain cash flows had been misclassified in the consolidated statements of cash flows for the years ended December 31, 2001 and 2002. Cash flows from operating activities, investing activities and

(ii)

financing activities have been restated to reflect the adjustments in our consolidated statements of cash flows. These changes did not impact the total amount of cash and cash equivalents reported in 2001 and 2002.

     The principal misclassifications relate to (i) the effect of exchange rate changes on cash, which had been classified in cash flows from operating activities, and (ii) the payment of interest, which had been reflected in cash flows from financing activities. Other minor reclassifications have been made in order to better conform our presentation to typical cash flow item characteristics.

     The effects on the consolidated statements of cash flows of all adjustments are detailed as follows:

	2001				2002
	As Previously				As Previously
	Reported		As Restated		Reported		As Restated
			(in millions of dollars)
Net cash provided by (used in) operating activities	US$	(263.2)	US$	(207.4)	US$	507.7	US$	575.6
Net cash used in investing activities		(275.2)		(162.7)		(200.8)		(104.2)
Net cash provided by (used in) financing activities		98.4		134.4		(399.4)		(352.4)
Effect of exchange rate changes on cash		—		(204.2)		—		(211.5)

     For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobilários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. Our financial statements prepared in accordance with the Brazilian Corporate Law are not adjusted to account for the effects of inflation.

     As a result of the remeasurement of amounts to the functional currency and other adjustments related to the differences in accounting principles between U.S. GAAP and Brazilian GAAP, the amounts of net income and shareholders’ equity as reported in our consolidated financial statements presented herein differ from those included in our statutory accounting records.

Other Data

     Some of the financial data contained in this annual report reflects the effect of rounding. Aircraft ranges are indicated in nautical miles. One nautical mile is equal to approximately 1.15 ordinary or “statute” miles, or approximately 1.85 kilometers. Aircraft speeds are indicated in nautical miles per hour, or knots, or in Mach, which is a measure of the speed of sound. The term “regional jets” refers to narrow body jet aircraft with 30-60 passenger seats. The term “mid-capacity jets” refers to jet aircraft with 70-120 passenger seats. All of our regional and mid-capacity jet aircraft are sold in the commercial airline segment. As used in this annual report, the term “commercial aircraft,” as it applies to Embraer, refers to our regional jets and mid-capacity jets.

     We calculate the value of our backlog by considering all firm orders that have not yet been delivered. A firm order is a firm commitment from a customer, represented by a signed contract, customarily accompanied by a down payment, where we have reserved a place on one of our production lines. Every time we refer to our backlog in this annual report, we only make reference to firm orders, and not to options. When we refer in this annual report to the number or value of regional aircraft, we exclude one EMB 145 and two EMB 135s delivered to the Belgian government in 2001, one EMB 145 delivered to the Belgian government in 2002, one EMB 135 aircraft delivered to the Greek government in 2000, and one EMB 145 delivered to Satena Airline, a state-owned Colombian airline, in 2003. These aircraft have been included in our defense data.

Special Note Regarding Forward-Looking Statements

     This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of

(iii)

1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	continued successful development and marketing of the EMBRAER 170/190 jet family, our line of corporate jets and our defense aircraft;

•	our level of debt;

•	anticipated trends in our industry and our short- and long-term outlook for the 30-120 seat commercial aircraft market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation; and

•	other risk factors as set forth under “Item 3D. Risk Factors.”

     The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

(iv)

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

     The following table presents our selected financial and other data at and for each of the periods indicated. The selected financial data at December 31, 2002 and 2003 and for the three years ended December 31, 2003 are derived from our consolidated U.S. GAAP financial statements audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, included elsewhere in this annual report. The selected financial data presented for all other periods have been derived from our U.S. GAAP financial statements audited by Deloitte Touche Tohmatsu.

	At and for the year ended December 31,
	1999		2000		2001		2002		2003
			(in thousands, except per share /ADS data)
Income Statement Data
Net sales	US$	1,837,277	US$	2,762,162	US$	2,926,995	US$	2,525,800	US$	2,143,460
Cost of sales and services		(1,248,675)		(1,879,318)		(1,769,234)		(1,531,720)		(1,335,032)
Gross profit	US$	588,602	US$	882,844	US$	1,157,761	US$	994,080	US$	808,428
Operating expenses
Selling expenses	US$	(119,234)	US$	(193,420)	US$	(212,057)	US$	(211,015)	US$	(206,246)
Research and development		(18,808)		(69,593)		(99,566)		(158,499)		(173,216)
General and administrative		(55,948)		(96,645)		(120,787)		(109,673)		(114,743)
Employee profit sharing		(20,437)		(41,770)		(43,746)		(25,222)		(20,399)
Other operating expense, net		(6,065)		(20,028)		(30,537)		(20,498)		(29,060)
Equity on income (loss) from affiliates		(142)		753		310		389		51

Total operating expenses	US$	(220,634)	US$	(420,703)	US$	(506,383)	US$	(524,518)	US$	(543,613)

Income from operations	US$	367,968	US$	462,141	US$	651,378	US$	469,562	US$	264,815
Non-operating income (expense)
Interest income (expense)	US$	14,779	US$	(6,874)	US$	47,502	US$	80,456	US$	(140,755)
Foreign exchange loss, net		(65,226)		(24,637)		(148,637)		(135,647)		(16,500)
Other non-operating income (expense), net		(13,361)		5,955		(8,426)		(1,394)		711

Total non-operating income (expense)	US$	(63,808)	US$	(25,556)	US$	(109,561)	US$	(56,585)	US$	(156,544)

Income before income taxes	US$	304,160	US$	436,585	US$	541,817	US$	412,977	US$	108,271
Income tax benefit (expense)		(69,620)		(117,379)		(218,394)		(188,502)		27,990
Income before minority interest	US$	234,540	US$	319,206	US$	323,423	US$	224,475	US$	136,261
Minority interest		—		1,522		(423)		(1,883)		(217)
Income before cumulative effect of accounting change	US$	234,540	US$	320,728	US$	323,000	US$	222,592	US$	136,044
Cumulative effect of accounting change, net of tax		—		—		5,440		—		—

Net income	US$	234,540	US$	320,728	US$	328,440	US$	222,592	US$	136,044

Earnings per share
Common share – basic (1) (3) (6)	US$	0.43	US$	0.55	US$	0.48	US$	0.30	US$	0.18
Preferred share – basic (1) (3) (6)		0.48		0.61		0.53		0.33		0.20
ADS – basic (1) (3) (6)		1.90		2.43		2.11		1.32		0.79
Common share – diluted (2) (3) (6)		0.38		0.48		0.46		0.30		0.18
Preferred share – diluted (2) (3) (6)		0.42		0.53		0.50		0.33		0.20
ADS – diluted (2) (3) (6)		1.66		2.10		2.01		1.31		0.78
Dividends per share
Common share (3) (4) (5)	US$	0.033589	US$	0.220623	US$	0.235248	US$	0.173256	US$	0.088174
Preferred share (3) (4) (5)		0.036812		0.242686		0.258763		0.190578		0.096991
ADS (3) (4) (5)		0.147248		0.970744		1.035052		0.762312		0.387964
Weighted averaged number of shares outstanding
Common share – basic (3)		242,544		242,544		242,544		242,544		242,544
Preferred share – basic (3)		272,590		308,401		402,035		454,414		471,228
Common share – diluted (3)		242,544		242,544		242,544		242,544		242,544
Preferred share – diluted (3)		347,064		392,954		433,386		459,415		474,840
Balance Sheet Data
Cash and cash equivalents	US$	304,085	US$	1,189,231	US$	749,302	US$	656,822	US$	1,265,820
Other current assets		986,961		920,278		1,816,046		1,856,301		2,068,184
Property, plant and equipment, net		162,429		254,965		366,481		436,715		402,663
Other long-term assets		757,463		528,942		628,958		1,335,626		2,219,331

Total assets	US$	2,210,938	US$	2,893,416	US$	3,560,787	US$	4,285,464	US$	5,955,998

Short-term loans		556,272		365,043		526,550		244,526		517,014
Other current liabilities		561,897		967,283		1,161,313		1,397,407		1,916,649
Long-term loans		80,597		90,969		245,186		308,110		526,728
Other long-term liabilities		647,271		677,013		599,212		1,237,015		1,813,771
Minority interest		—		7,748		8,170		8,226		12,611
Shareholders’ equity		364,901		785,360		1,020,356		1,090,180		1,169,225

Total liabilities and shareholders’ equity	US$	2,210,938	US$	2,893,416	US$	3,560,787	US$	4,285,464	US$	5,955,998

	At and for the year ended December 31,
	1999		2000		2001		2002		2003
			(in thousands, except per share /ADS data)
Other Financial Data (7)
Net cash provided by (used in) operating activities (restated)	US$	158,614	US$	1,103,674	US$	(207,388)	US$	575,653	US$	239,634
Net cash used in investing activities (restated)		(54,621)		(90,996)		(162,760)		(104,216)		(72,667)
Net cash provided by (used in) financing activities (restated)		(2,930)		(85,250)		134,379		(352,435)		403,791
Depreciation and amortization		25,076		30,596		46,417		55,602		58,877

(1)	Based on weighted average number of shares outstanding. See Note 24 to our consolidated financial statements.

(2)	Based on weighted average number of shares outstanding and the effects of potentially dilutive securities. See Note 24 to our consolidated financial statements.

(3)	Restated to give effect to the reverse stock split, on April 30, 1999, of one newly issued common or preferred share for 100 outstanding preferred shares or 100 outstanding common shares, respectively. Also restated to give effect to the issuance on March 1, 2002, in the form of a preferred share dividend, of 0.142106 new preferred share for each existing preferred or common share.

(4)	Includes interest on shareholders’ equity.

(5)	Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the dates that distributions were approved during the period. The dividends to the ADSs were adjusted from the total amount paid to the preferred shares multiplied by four.

(6)	In 2001, we adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended. As a result, we recognized a gain of US$5.4 million, net of related taxes, as a cumulative effect of a change in accounting. The following summarizes the earnings per share impact related to the adoption of SFAS No. 133.

2001
Effect of tax adjustments	—
Effect of cumulative effect of change in accounting	5,440

Total	5,440

Basic earnings per common share	0.01
Basic earnings per preferred share	0.01
Basic earnings per ADS	0.04
Diluted earnings per common share	0.01
Diluted earnings per preferred share.	0.01
Diluted earnings per ADS	0.04

(7)	For a discussion of the restatement of our consolidated cash flows for the years 2001 and 2002, see “Introduction—Presentation of Financial and Other Data—Financial Data.” Cash flows for the years 1999 and 2000 have been restated for comparison purposes only.

	At and for the year ended December 31,
	1999		2000		2001		2002		2003
Other Data:
Aircraft delivered during period:
To the Commercial Airline Market
EMB 120 Brasília		7		—		2		—		—
ERJ 145		80		112		104		82		57
ERJ 135		16		45		27		3		14
ERJ 140		—		—		22		36		16
To the Defense Market
EMB 120 Brasília		—		—		—		—		—
Legacy		—		—		—		1		—
EMB 135		—		1		2		—		—
EMB 145		—		—		1		1		1
EMB 145 AEW&C/RS/MP		—		—		—		5		3
EMB 312 Tucano		—		—		—		—		—
AM-X		3		1		—		—		—
To the Corporate Market(1)
Legacy		—		—		—		8		11
EMB 135		—		2		5		—		2
To the General Aviation Market
Light Aircraft		17		17		11		25		46

Total delivered		123		178		174		161		150

Aircraft in backlog at the end of period:
In the Commercial Airline Market(2)
EMB 120 Brasília		—		2		—		—		—
ERJ 145		176		261		159		109		144
ERJ 135		124		85		53		31		17
ERJ 140		—		133		152		116		20
EMBRAER 170		40		90		82		88		120
EMBRAER 190		—		—		—		—		110
EMBRAER 195		30		30		30		30		15
In the Defense Market
EMB 145 AEW&C/RS/MP		12		12		15		10		7
EMB 312 Tucano/EMB 314 Super Tucano		—		—		86		86		76
AM-X		1		—		—		—		—
EMB 145		—		2		1		—		1
EMB 135		1		2		1		—		—
Legacy		—		—		—		—		5
In the Corporate Market
Legacy/EMB 135		—		29		66		58		27
In the General Aviation Market
Light aircraft		2		—		—		—		11

Total backlog (in aircraft)		386		646		645		528		542

Total backlog (in millions)	US$	6,365	US$	11,421	US$	10,693	US$	9,034	US$	10,591

(1)	Of the 13 total deliveries to the Corporate Market in 2003, two were delivered under operating leases.

(2)	Since December 31, 2003, we received 22 additional firm orders for our ERJ 145 regional jet family and 28 additional firm orders for our EMBRAER 170/190 jet family.

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

     Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange band. Because the pressure did not ease, on January 15, 1999, the Central Bank allowed the real to float freely. Since that date, the real reached a low of R$1.4659 per US$1.00 on January 15, 1999 and a high of R$3.9552 per US$1.00 on October 22, 2002. In 2002, the real depreciated 52.3% against the U.S. dollar. In 2003, the real appreciated by 18.2% against the U.S. dollar. At June 24, 2004, the commercial market rate for purchasing U.S. dollars was R$3.1030 to US$1.00. We cannot assure you that the real will not appreciate or devalue substantially in the near future.

     The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

	Exchange Rate of Reais to US$1.00
	Low	High	Average (1)	Period-end
Year ended December 31,
1999	1.2078	2.1647	1.8158	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8500	2.3532	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0715	2.8892

	Exchange Rate of Reais to US$1.00
	Low	High
Month ended
December 31, 2003	2.8883	2.9434
January 31, 2004	2.8022	2.9409
February 29, 2004	2.9042	2.9878
March 31, 2004	2.8752	2.9410
April 30, 2004	2.8743	2.9522
May 31, 2004	2.9569	3.1291
June 30, 2004 (through June 24)	3.1030	3.1651

Source: Central Bank.

(1)	Represents the daily average exchange rate during each of the relevant periods.

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

3C. Reasons for the Offer and Use of Proceeds

     Not applicable.

3D. Risk Factors

Risks Relating to Embraer

     A downturn in the commercial airline market may reduce our sales and revenue, and consequently our profitability, in any given year.

     We expect that a substantial portion of our sales in the near future will be derived from sales of commercial aircraft, particularly the ERJ 145 regional jet family and the EMBRAER 170/190 jet family. Historically, the market for commercial aircraft has been cyclical due to a variety of factors that are both external and internal to the air travel industry, including general economic conditions.

     The commercial aviation industry has been negatively impacted by a number of factors beginning in 2001. First, the U.S. and world economies experienced an economic downturn that began in 2001 and was characterized by rapid declines in securities markets, a decline in productivity and an increase in unemployment. Second, the terrorist attacks of September 11, 2001 caused an immediate decline in airline travel and a high level of financial uncertainty among the worldwide airline industry. In addition, airline travel decreased significantly in 2003 as a result of both the commencement of military action by the United States and other countries in Iraq and the concerns over outbreaks of severe acute respiratory syndrome (SARS) in Asia and Canada. In response to these events, beginning in the fourth quarter of 2001 many airlines, including our largest customers, reduced their flight schedules for the long-term and announced significant lay-offs. As a result, we agreed to modify certain delivery schedules to adjust to the changes in our customers’ businesses and reduced scheduled commercial airline, corporate and government transportation aircraft deliveries. In 2002, we reduced our delivery schedule to 131 aircraft as compared to planned 2002 deliveries of 205 at August 31, 2001. We also reduced our 2003 scheduled deliveries from 148 aircraft originally planned to 101 actual deliveries. We have also re-evaluated our risk exposure related to aircraft valuations and customer credit risk, which resulted in charges to income. Although the U.S. and world economies appear to be recovering in 2004, many airlines continue to face weak demand, escalating insurance costs, increased security costs, credit downgrades, liquidity concerns and bankruptcy, and, more recently, sharply higher fuel costs. A further downturn in general economic conditions could result in further reduction in the passenger aircraft market and decreased orders for our commercial aircraft.

     We cannot, at this time, predict the magnitude or duration of the impact that the above events will have on the airline industry as a whole and on our business in particular. If one of our customers experiences a business downturn, cannot obtain financing or otherwise seeks to limit its capital expenditures, that customer could defer or cancel its purchase of our commercial aircraft or change its operating requirements. Because our commercial aircraft represent the majority of our net sales, sales of our other products would not be able to offset a reduction in sales of our commercial aircraft. Future delays or decreases in the number of commercial aircraft delivered in any year would likely reduce our sales and revenue, and consequently our profitability, for that year.

     We depend on a small number of key customers and key suppliers, the loss of any of which could harm our business.

     Civil aircraft. As of March 31, 2004, 58.2% of our firm orders in backlog for the ERJ 145 regional jet family were attributable to ExpressJet and American Eagle. In addition, at the same date, 72.4% of our firm orders in backlog for the EMBRAER 170/190 jet family were attributable to US Airways, which is currently facing financial difficulty, and JetBlue Airways and 63.0% of our firm orders in backlog for the Legacy were from Swift Aviation Services. We believe that we will continue to depend on a limited number of large customers, the loss of any one of which could reduce our sales and reduce our market share. Fewer sales could reduce our profitability.

     Increasingly, the commercial airline industry is experiencing consolidation and alliances through mergers and acquisitions and code-sharing arrangements. Although it is expected that such consolidations and alliances may result in the creation of more stable and competitive airlines, they may also have the effect of reducing the number of our customers and, possibly, the number of purchases of our aircraft through cost reduction programs or otherwise.

     Defense aircraft. The Brazilian Air Force is our largest customer of defense aircraft products. Sales to the Brazilian government accounted for 39.3% of our defense sales for the year ended December 31, 2003. A decrease in defense spending by the Brazilian government due to defense spending cuts, general budgetary constraints or other factors that are out of our control could decrease our defense sales and defense research and development funding. Given past statements by the Brazilian government of its intent to reduce its overall level of spending, we cannot assure you that the Brazilian government will continue to purchase aircraft or services from us in the future at the same rate or at all.

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

     Our aircraft sales are subject to cancellation provisions, repurchase, trade-in and trade-up options and financial and residual value guarantees that may reduce our cash flow or require us to make significant cash disbursements in the future.

     A portion of our aircraft firm orders is subject to significant contingencies, both before and after delivery. Prior to delivery, some of our purchase contracts may be terminated, or all or a portion of a particular firm order may be canceled, for different reasons, including:

•	extended delays in delivering aircraft or failure to obtain certification of the aircraft or otherwise meet performance milestones and other requirements;

•	failure of a customer to receive financing, when required, with respect to any aircraft at the scheduled delivery date, in which case the customer can cancel the order for the particular aircraft to be delivered or terminate the contract with respect to all undelivered aircraft; or

•	production rate shortfalls.

     Our customers may also reschedule deliveries, particularly during an economic downturn. A substantial number of cancellations or extensions of delivery schedules could reduce our sales and revenue for a given year, which in turn would reduce our cash flow.

     We may have to repurchase a number of our aircraft. Under the relevant purchase contracts, the price per aircraft of any required repurchase is less than the original purchase price of the aircraft and less than our estimate at that time of the market value of the relevant aircraft type in future years (based on third party appraisals of aircraft valuations). If we are required to repurchase all of the relevant aircraft under our repurchase obligation, which covers the period from 2004 to 2006, we could be required to pay up to approximately US$500 million for these aircraft.

     In connection with the signing of a purchase contract for new aircraft, we may provide trade in and or trade up options to our customers. These options provide a customer with the right to trade in or trade up existing aircraft upon the purchase of a new aircraft. At December 31, 2003, six commercial aircraft were subject to trade-in options, and additional aircraft may become subject to trade-in options upon delivery. The trade-in price is determined in the manner discussed above for commercial jets. In addition, one corporate jet customer has trade-up options relating to 11 aircraft, which provide that if and when we launch a new corporate jet model, this customer has the right to trade up to the new model. The trade-up price is determined as a percentage of the original purchase price of our corporate jets. We may be required to accept trade-ins or trade-ups at prices that are above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft.

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

     Our residual value guarantees typically ensure that in the 15th year after delivery, the relevant aircraft will have a residual market value of 10% to 27% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise.

     Assuming all customers supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$1.4 billion as of December 31, 2003. For further discussion of these off-balance sheet arrangements, see Note 34 of our consolidated financial statements. We have deposited US$192.7 million in escrow accounts to secure a portion of our financial guarantees. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2003) and from other offsetting collections, such as cash deposits, would exceed our exposure by US$253.1 million. Although we believe that the estimated value of the covered aircraft, on an aggregate basis, is currently sufficient to cover our exposure, we may be obligated to make substantial payments that are not recoverable through proceeds from aircraft sales or leases, particularly if the future value of the relevant aircraft is significantly lower than the guaranteed amount or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns.

     We recorded a charge against income in an amount of US$40.6 million in 2003, based on our risk assessment, on an individual aircraft basis, for the issued guarantees. We continually re-evaluate our risk for the guarantees and repurchase and trade-in and trade-up obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from similar aircraft remarket in the secondary market, and the credit rating for the customers. Any future decrease in the market value of the aircraft covered by repurchase obligations, trade-in or trade-up rights or guarantees would decrease our ability to recoup the amounts payable to satisfy our obligations and cause us to incur additional charges to income. If we are required to pay amounts related to such guarantees or repurchase obligations, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments. We cannot assure you that then-prevailing market conditions would allow us to resell or lease the underlying aircraft at its anticipated fair value or in a timely manner. Consequently, honoring our repurchase, trade-in, trade-up or guarantee obligations could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow in that year.

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

     Although this ruling confirms ProEx’s compliance with WTO rules, other export financing programs available to our customers may be subject to challenge in the future. If the ProEx program or another similar program is not available in the future, or if its terms are substantially reduced, our customers’ financing costs could be higher and our cost-competitiveness in the regional jet market could decrease.

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

     In addition to the ProEx program, we rely on the BNDES-exim program, also a government-sponsored financing program, to assist customers with financing. This program provides our customers with direct financing for Brazilian exports of goods and services. From 1996 through 2003, approximately 48% of the total value of our export sales was subject to financing by the BNDES-exim program. As government-sponsored programs, the ProEx program and the BNDES-exim program rely on funds allocated from the Brazilian national budget. Therefore, the funds available to our customers under these programs will be affected by currency fluctuations and other political and economic developments in Brazil and the international capital markets. See “—Risks Relating to Brazil.” For example, a recent decrease in the amounts available under the ProEx program caused us to make other financing arrangements for affected customers. In addition, from time to time, government-sponsored financing programs such as BNDES-exim can be subject to challenge. We cannot assure you that the Brazilian government will continue to sponsor and/or fund these programs or that funds under these or other similar programs will be available to our customers. The loss or significant reduction of funds available under one or either of these programs, without an adequate substitute, could lead to fewer sales and has caused and may continue to cause us to compensate our customers for their additional financing costs, resulting in lower profitability for Embraer.

     We may face a number of challenges resulting from the development of new products and the possible pursuit of strategic growth opportunities.

     As we continue to develop the EMBRAER 170/190 jet family, we will have to continue reallocating existing resources and coordinating with new suppliers and risk-sharing partners. From time to time, there is significant competition within the aviation industry for skilled personnel in general and engineers in particular. To the extent such competition reoccurs, we may be unable to recruit the necessary number of highly skilled engineers and other personnel we require. Failure to coordinate our resources in a timely manner or to attract and retain skilled personnel could impede our development efforts and cause delays in production and deliveries of our aircraft, which would delay recognition of revenue.

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

     We may have to refund cash contributions after the development of the EMBRAER 170/190 jet family if certification for each of these aircraft is not obtained.

     Our risk-sharing partners have contributed to us a total of US$244.3 million for the development of the EMBRAER 170/190 jet family as of December 31, 2003. Cash contributions become non-refundable upon the achievement of certain developmental milestones. As of December 31, 2003, US$14.2 million of these cash contributions had become non-refundable, and with the conclusion of the certification of the EMBRAER 170 in February 2004 by the Brazilian, U.S. and European authorities, an additional US$88.7 million of these cash contributions became non-refundable. If we cancel the development and production of any of the remaining aircraft in the EMBRAER 170/190 jet family because we are unable to obtain certification or for other non-market related reasons, we may be obligated to refund US$141.4 million of these cash contributions. If we require additional financing and we are unable to obtain it, we will not be able to continue to develop and market the remaining aircraft in our EMBRAER 170/190 jet family.

     We face significant international competition, which may adversely affect our market share.

     The worldwide commercial aircraft manufacturing industry is highly competitive. We are one of the leading manufacturers of commercial aircraft in the world, along with The Boeing Company, Airbus Industrie and Bombardier Inc., all of which are large international companies. These and other of our competitors have greater financial, marketing and other resources than we do. Although we have achieved a significant share of the market for our commercial aircraft products, we cannot assure you that we will be able to maintain this market share. Our ability to maintain market share and remain competitive in the commercial aircraft market over the long term requires continued technological and performance enhancements to our products. Our primary competitor in the regional and mid-capacity jet markets is Bombardier Inc., a Canadian company, which has significant technological capabilities, financial and marketing resources and benefits from government-sponsored export subsidies. In addition, other international aircraft manufacturers, including The Boeing Company and Airbus Industrie, produce or are developing aircraft at the high end of the 70-120 seat segment, in which our EMBRAER 170/190 jet family will compete, thereby increasing the competitive pressures in that segment. These companies also have significant technological capabilities and greater financial and marketing resources.

     Some of our competitors may also reach the market before we do, allowing them to establish a customer base and making our efforts to gain greater market share more difficult. For example, in 2001, Bombardier commenced delivery of its 70-seat regional jet, prior to the initial deliveries of the EMBRAER 170. As a relatively new entrant to the corporate jet market, we also face significant competition from companies with longer operating histories and established reputations in this industry. We cannot assure you that we will be able to compete successfully in our markets in the future.

     We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and social charges.

     We have challenged the constitutionality of the nature of and modifications in rates and the increase in the calculation base of certain Brazilian taxes and social charges. Interest on the total amount of these unpaid taxes and social charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual as part of the interest income (expense) item of our statements of income. As of December 31, 2003, we had obtained preliminary injunctions for not paying or recovering past payments in the total amount, including interest, of US$302.6 million, which is included as a liability on our balance sheet. We cannot assure you that we will prevail in these proceedings or that we will not have to pay significant amounts, including interest, to the Brazilian government in the future as payment for these liabilities. For an additional discussion of these liabilities, see Note 16 to our consolidated financial statements.

Risks Relating to the Commercial Aircraft Industry

     Scope clause restrictions in airline pilot contracts may limit demand for regional and mid-capacity jets in the U.S. market.

     A key limiting factor in demand for regional and mid-capacity jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses are union-negotiated restrictions on the number and/or size of regional and mid-capacity jets that a particular carrier may operate. Current scope clause restrictions, which are more prevalent in the United States, include restrictions on the number of seats, weight of aircraft and number of 50-70 seat commercial aircraft in an airline’s fleet. As a result, our opportunities for near-term growth in the U.S. regional jet market in the 40-59 and 60-80 seat segments are limited. The continuation or further tightening of scope clauses could also lead some of our customers who have purchased options to acquire our regional and mid-capacity jets not to exercise those options. We cannot assure you that current restrictions will be lessened, or will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft. Furthermore, although scope clauses are less prevalent outside the United States, we cannot assure you that scope clauses will not become more prevalent or restrictive, or that some other form of restriction will not take effect, in Europe or in other markets.

     We are subject to stringent certification requirements and regulation, which may prevent or delay our obtaining certification in a timely manner.

     Our products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authorities in Brazil and in other countries in which our customers are located, including the Brazilian aviation authority, the U.S Federal Aviation Authority, or FAA, the Joint Aviation Authority of Europe, or JAA, and the European Aviation Safety Agency, or EASA, must certify our aircraft before we can deliver them. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority would prohibit the use of that aircraft within its jurisdiction until certification has been obtained. In addition, complying with the requirements of the certification authorities can be both expensive and time-consuming.

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

     We believe that our reputation and the safety record of our aircraft are important selling points for our aircraft. We design our aircraft with backup systems for major functions and appropriate safety margins for structural components. However, the safe operation of our aircraft depends to a significant degree on a number of factors largely outside our control, including our customers’ proper maintenance and repair of our aircraft and pilot skill. Due to our relative position in the aircraft market and because we have focused on products in the regional and mid-capacity jet segments, the occurrence of one or more catastrophic events involving one of our aircraft could adversely affect our entire commercial jet family as well as our reputation and future sales.

Risks Relating to Brazil

     Brazilian political and economic conditions have a direct impact on our business and the market price of our preferred shares and the ADSs.

     The Brazilian economy has been characterized by frequent, and occasionally drastic, intervention by the Brazilian government and by volatile economic cycles. The Brazilian government’s actions to control inflation and affect other policies have involved price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, results of operations and the market price of the preferred shares and the ADSs may be adversely affected by changes in policy involving tariffs, exchange controls and other matters, as well as other factors outside of our control such as:

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

     Our business could be significantly affected by political instability in Brazil. In the elections in October 2002, Brazilian voters elected a new president from the Workers Party, Luís Inácio Lula da Silva. In the period leading up to and following his election, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets and a 52.3% devaluation of the real in 2002. Although the new government has not yet departed in any material way from previous policies, we cannot predict whether the government will continue its current policies or will pursue different policies, or whether such new policies, if implemented, will be effective. Uncertainty over whether current policies will be continued or whether the Brazilian government will adopt different policies in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers.

     These and other future uncertainties regarding the Brazilian economy and government could adversely affect our business, operations and the market price of our preferred shares and ADSs.

     Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of the preferred shares and the ADSs.

     Brazil has experienced extremely high rates of inflation in the past. More recently, Brazil’s annual rate of inflation was 20.1% in 1999, 9.9% in 2000, 10.4% in 2001, 25.3% in 2002 and 8.7% in 2003 (as measured by Índice Geral de Preços – Mercado or the IGP-M). Inflation, and certain governmental measures to combat inflation, as well as public speculation about possible future measures, have in the past had significant negative effects on the Brazilian economy, contributing to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     Since the real‘s introduction in July 1994 under the Real Plan, Brazil’s inflation rate has been substantially lower than in previous periods. If Brazil experiences substantial inflation again in the future, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of the preferred shares and ADSs may fall.

     Exchange rate instability may result in uncertainty in the Brazilian economy and the Brazilian securities markets and could lower the market value of the preferred shares and the ADSs.

     Although most of our net sales and debt are U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us.

     As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

     The real depreciated against the U.S. dollar by 9.3% in 2000 and 18.7% in 2001. During 2002, the real depreciated 52.3%, due in part to continued economic and political uncertainties in emerging markets and the global economic slowdown. From January through December 31, 2003, the real appreciated 18.2% against the U.S. dollar. During the first five months of 2004, the real depreciated 8.3% against the U.S. dollar. We cannot predict the extent to which the real will depreciate or appreciate against the U.S. dollar.

     Depreciations create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on the

ADSs and may also reduce the market value of the preferred shares and the ADSs. The potential impact of the floating exchange rate and of measures of the Brazilian government aimed at stabilizing the real is uncertain.

     Developments in other countries, particularly other emerging market countries, may adversely affect the Brazilian economy, may make it more difficult or expensive for us to obtain additional debt financing and, therefore, may affect the market price of the preferred shares and the ADSs.

     Securities of Brazilian issuers have been, to varying degrees, influenced by economic and market conditions in other countries, particularly emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in another country, including Brazil, to destabilize. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and have resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

     For example, since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly. The recent political crisis in Venezuela and recession in Argentina, the terrorist attacks in 2001, the war in Iraq, and the related deterioration of worldwide market conditions, as well as the Russian economic crisis in 1998 and the Asian economic crisis in 1997, triggered market volatility in the securities markets of Brazil and other emerging market countries. See “Item 5A. Operating Results—Brazilian Economic Environment.” As a result, investors have viewed investments in emerging markets with heightened caution. These events have also discouraged investment worldwide, including international investment in Brazil, and, more directly, have caused a decline in the market for our preferred shares and ADSs.

     Further negative developments in the international financial markets, especially in other emerging markets, may adversely affect our financial condition and our ability to obtain debt financing on acceptable terms or at all.

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

     The Brazilian custodian for the preferred shares has obtained an electronic certificate of registration from the Central Bank permitting it to remit foreign currency abroad for payments of dividends and other distributions relating to the preferred shares or upon the disposition of the preferred shares. If holders of ADSs decide to exchange their ADSs for the underlying preferred shares, they will be entitled to continue to rely on the custodian’s electronic certificate of registration for five business days from the date of exchange. Thereafter, such holders of ADSs may not be able to obtain and remit foreign currency abroad upon the disposition of, or distributions relating to, the preferred shares unless they obtain their own electronic certificate of registration or register their investment in the preferred shares pursuant to Resolution No. 2,689, which entitles certain foreign investors to buy and sell securities on the São Paulo Stock Exchange. Holders who do not qualify under Resolution No. 2,689 will generally be subject to less favorable tax treatment on gains with respect to the preferred shares. If holders of ADSs attempt to obtain their own electronic certificate of registration, they may incur expenses or suffer delays in the application process, which could delay their ability to receive dividends or distributions relating to the preferred shares or the return of their capital in a timely manner. In addition, we cannot assure you that the custodian’s electronic certificate of registration or any certificate of foreign capital registration obtained by a holder of ADSs will not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to such holder, to the disposition of the underlying preferred shares or to the repatriation of the proceeds from such disposition will not be imposed in the future.

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of holders of our preferred shares or ADSs to sell the preferred shares underlying the ADSs at the price and time they desire.

     Investing in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries.

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

     There is also significantly greater concentration in the Brazilian securities markets than in major securities markets in the United States. See “Item 9C. Markets—Trading on the São Paulo Stock Exchange.”

     Because we are subject to different corporate rules and regulations as a Brazilian company, holders of our ADSs have fewer and less well-defined shareholders’ rights.

     Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. As a result, the holders of the ADSs or the holders of our preferred shares may have fewer and less well-defined rights under Brazilian Corporate Law with which to protect their interests against actions by our board of directors and our principal shareholders than under the laws of those jurisdictions outside Brazil.

     Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of minority shareholder interests may be less well-defined and enforced in Brazil than in the United States, putting holders of the preferred shares and ADSs at a potential disadvantage. Corporate disclosures may be less complete or informative than what may be expected of a U.S. public company. Specifically, among other differences when compared to, for example, Delaware general corporation law, Brazilian Corporate Law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties and sale-of-business transactions. In addition, Brazilian Corporate Law provides that shareholders must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders’ derivative suits, and shareholders ordinarily do not have standing to bring a class action.

     Also, in accordance with Brazilian Corporate Law, holders of our preferred shares, and therefore our ADSs, are not entitled to vote at meetings of our shareholders except in limited circumstances. See “Item 10B. Memorandum and Articles of Incorporation—Description of Capital Stock—Voting Rights of the Preferred Shares.”

     The Brazilian government has veto power over major corporate actions, and our controlling shareholders act in concert to control Embraer; their interests could conflict with the interests of the holders of ADSs.

     The Brazilian government holds one special class of our common stock, called a “golden share,” which carries veto power over, among other things, change of control, change of corporate purpose and creation and alteration of defense programs (whether or not the Brazilian government participates in such programs). In addition, under the terms of a shareholders’ agreement, our controlling shareholders—Cia. Bozano, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, also known as PREVI, and Fundação SISTEL de Seguridade Social, also known as SISTEL—act in concert to vote 60% of the outstanding shares of our common stock, allowing them to elect a majority of the members of our board of directors and to determine the outcome of any actions requiring shareholder approval, including corporate reorganizations and the timing and payment of future dividends. The Brazilian government may have an interest in vetoing transactions that may be in the interests of the holders of the ADSs. Our controlling shareholders may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with the interests of the holders of the ADSs.

     The sale of a substantial number of preferred shares, or the belief that this may occur, could decrease the trading price of the preferred shares and the ADSs; holders of our preferred shares and/or ADSs may not be able to sell their securities at or above the price they paid for them.

     Sales of a substantial number of preferred shares, or the belief that this may occur, could decrease the trading price of our preferred shares and our ADSs. As of December 31, 2003, we had 473,501,135 preferred shares outstanding. Of this amount, holders of exchangeable notes that were issued in June 2001 by Banco Nacional de Desenvolvimento Econômico e Social—BNDES, the Brazilian National and Social Development Bank, also known as BNDES, have the right to acquire, at any time prior to the maturity of the notes, an aggregate of 7,279,200 ADSs, representing 29,116,800 preferred shares currently owned by BNDES Participações S.A.—BNDESPAR, also known as BNDESPAR, a wholly owned subsidiary of BNDES, subject to adjustment. As a consequence of the issuance of preferred shares or sales by existing shareholders, the market price of the preferred shares and, by extension, the ADSs may decrease significantly. As a result, the holders of our ADSs and/or preferred shares may not be able to sell their securities at or above the price they paid for them.

     Our share price may be affected by potential dilution of our preferred shares and the ADSs.

     The issuance of preferred shares pursuant to our stock option plan could substantially dilute the preferred shares. Under the terms of our stock plan, we were authorized to grant options to purchase up to 25,000,000 preferred shares over the five-year period from the date of the first grant of options pursuant to the plan. As of the end of this five-year period in May 2003, we had granted options for an aggregate of 20,237,894 preferred shares, including 662,894 options granted in connection with our preferred stock dividend in 2002. No additional options may be granted pursuant to the plan. The options granted to each employee generally vest as follows: 30% after three years from the date granted, an additional 30% after four years and the remaining 40% after five years. Employees may exercise their options for up to seven years from the date they are granted. As of December 31, 2003, options representing 10,252,541 preferred shares have already been exercised and options representing 6,257,758 preferred shares are exercisable in 2004.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

General

     Embraer-Empresa Brasileira de Aeronáutica S.A. is a joint stock company duly incorporated under the laws of Brazil with an indefinite term of duration. Originally formed in 1969 by the Brazilian government, we were privatized in 1994. In connection with our privatization, we were transformed into a publicly held corporation and we operate under the Brazilian Corporate Law. Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo, Brazil. Our telephone number is 55-12-3927-1216. Our agent for service of process in the United States is our subsidiary, Embraer Aircraft Holding, Inc., with offices at 276 S.W. 34th Street, Ft. Lauderdale, Florida 33315.

     We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial, corporate and defense purposes. Through our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our defense business to develop our commercial aircraft business.

     Our first regional aircraft was the Bandeirante, a 19-passenger twin engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the development of the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use. This family is comprised of three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004. We are also marketing and selling the Legacy, a line of corporate jets based on our ERJ 135 regional jet, but with several differences including longer range. The Legacy has one of the highest-volume cabins in its category. For the defense market, we also offer a line of intelligence, surveillance and reconnaissance aircraft based on the ERJ 145 regional jet.

Strategic Alliance and Growth Opportunities

Strategic Alliance with European Aerospace and Defense Group

     On November 5, 1999, a group consisting of Aerospatiale Matra, currently known as European Aeronautic, Defense and Space Company N.V., or EADS, Dassault Aviation, Thomson-CSF, currently referred to by its trade name ThalesTM, and Société Nationale d’Étude et de Construction de Moteurs d’Aviation, or SNECMA, which we refer to collectively as the European Aerospace and Defense Group, purchased as a group 20% of the outstanding common stock of Embraer from our existing common shareholders, a majority of which was from our controlling shareholders. We believe that this alliance will continue to assist us in the development of solutions for the defense market and enable us to expand our defense activities. For example, we integrated ThalesTM mission systems and electronic equipment in some of our EMB 145 AEW&C aircraft.

Joint Ventures and Acquisitions

     In 2000, we entered into a joint venture with Liebherr International AG to develop and manufacture landing gear and high precision hydraulic equipment and provide related services for Embraer and other clients around the world. In connection with this joint venture, we formed a new subsidiary, ELEB — Embraer Liebherr Equipamentos do Brasil S.A.

     In March 2002, we acquired the operating assets of Celsius Aerotech Inc. in Nashville, Tennessee from Reliance Aerotech Inc. in order to provide full service maintenance and repair services for our commercial and corporate aircraft in the United States.

     In December 2002, we entered into a joint venture with Harbin Aircraft Industry (Group) Co., Ltd. and Hafai Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp. II, or AVIC II, to provide for the assembly, sale and after-sale support of the ERJ 145 regional jet family in China. We own 51% of the equity of the joint venture company, Harbin Embraer Aircraft Industry Company Ltd.

Research and Development Costs and Capital Expenditures

     Research and development costs, including the development of the EMBRAER 170/190 jet family, were US$99.6 million in 2001, US$158.5 million in 2002 and US$173.2 million in 2003. Research and development costs as a percentage of our net sales were 3.4% in 2001, 6.3% in 2002 and 8.1% in 2003. The increases in research and development costs as a percentage of our net sales in 2002 and 2003 reflect principally the costs related to the EMBRAER 170/190 jet family.

     Our investments in property, plant and equipment totaled US$143.8 million in 2001, US$111.0 million in 2002 and US$64.7 million in 2003. The investments in 2002 and 2003 related mainly to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models.

     We expect our future research and development costs to remain at current levels as a result of the continued development of the EMBRAER 170/190 jet family. In 2004, we expect research and development costs to total approximately US$174.0 million and we expect investments in property, plant and equipment to total approximately US$64.0 million, which will primarily be related to construction of facilities, improvements to our plant and production facilities, in particular for the production of the EMBRAER 170/190 jet family, as well as our defense aircraft and corporate jets.

4B. Business Overview

     We are one of the leading manufacturers of commercial aircraft in the world, based on 2003 net sales of commercial aircraft, with a global customer base. We focus primarily on manufacturing commercial aircraft, which accounted for 71.2% of our net sales in 2003. We are the leading supplier of defense aircraft for the Brazilian Air Force based on number of aircraft sold, and we have also sold aircraft to military forces in Europe and Latin America. In addition, we have developed a line of corporate jets based on one of our regional jets. For the year ended December 31, 2003, we generated net sales of US$2,143.5 million, of which more than 90% was U.S. dollar-denominated. At March 31, 2004, we had a total firm backlog in orders of US$10.9 billion, including 439 commercial jets.

Our Strengths

     We believe that our primary strengths are:

     Leading Commercial Aircraft Manufacturer with a Global Customer Base. We are a leading manufacturer of regional and mid-capacity jets with a strong global customer base. We have sold our regional and mid-capacity jets to 40 customers in 22 countries. Our customers include some of the largest regional and low-cost airlines in the world.

     Aircraft Design; Cost and Operating Efficiency. We conceive, develop and manufacture aircraft to provide our customers with reduced operating, maintenance and training costs due to the similarity and efficiency in design and the commonality of parts among jets within a family. These similarities enable us to significantly reduce our design, development and production costs and pass these savings along to our customers in our sales price. These similarities also reduce the development time of our aircraft.

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

     Benefits of Funded Development of Defense Technology. Research and development costs related to defense aircraft historically have been funded in large part by Brazilian government contracts. We are able to apply the technological developments we acquire from our defense technology to applications in our commercial aircraft business. For example, we developed our regional jet family using technology from the AM-X program developed for the Brazilian Air Force. In addition, we sell proven defense products developed for the Brazilian Air Force to other military forces.

     Flexibility of Production to Meet Market Demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships that are designed to minimize costs, allow us to increase or decrease our production in response to market demand without significantly impacting our margins.

     Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. Approximately 25% of our workforce is comprised of engineers. Due to the high level of knowledge and skill possessed by our employees, we are able to efficiently pursue new programs and provide our customers with additional technical expertise and guidance.

Business Strategies

     Continuing to Aggressively Market our ERJ 145 Regional Jet Family. We are fully committed to continuing to aggressively market our ERJ 145 regional jet family. The ERJ 145 regional jet family is the backbone of our operations, with almost 800 units in operation and a history of good service. We believe that airlines can continue to benefit from this regional jet family, which we believe has assisted our customers over the last eight years in pursuing their goal of achieving profitable operations. We believe a significant market opportunity exists for the ERJ 145 regional jet family with airlines that are seeking to expand hub and spoke and point-to-point operations, increase flight frequencies, explore new market opportunities, stimulate demand, develop secondary hubs and replace turboprop operations.

     Aggressively Marketing Our Mid-capacity Jet Family. We are aggressively marketing our mid-capacity platform, the EMBRAER 170/190 jet family. We believe a significant market opportunity exists for the EMBRAER 170/190 jet family with regional airlines that are expanding their fleet, increasing their penetration into higher density markets and adding longer routes, and also with other airlines that are optimizing their fleet in order to adjust capacity to meet demand in less dense routes. Additionally, we believe that our new mid-capacity jet family will provide us with significant opportunities to increase our competitiveness by offering our customers a full range of commercial aircraft.

     Developing Our Strategic Alliance with European Aerospace and Defense Group. We believe our strategic alliance with the European Aerospace and Defense Group will enhance our defense business. We intend to enhance our technological capabilities and increase our production and marketing of innovative defense products. We also intend to increase our international marketing presence for our defense products through joint marketing efforts with members of the European Aerospace and Defense Group.

     Increasing Focus on Customer Support. Providing high quality customer support is critical to our ability to maintain long-term relationships with our customers. As the number of our aircraft in operation continues to grow, we have increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, pilot and maintenance training and spare parts, as demonstrated by our 2002 acquisition of a Nashville, Tennessee aircraft service center. We intend to continue to focus on providing our customers with high quality customer support.

     Expanding Risk-Sharing Arrangements. We intend to maintain or expand the role of risk-sharing partners in the production process for our aircraft in order to reduce production costs and streamline the management of our suppliers. Having fewer suppliers enables us to minimize our production costs while allocating additional risk for the production of integrated systems to our risk-sharing partners and increasing our flexibility.

     Diversifying Revenues. We intend to diversify our revenues through our defense segment and our corporate segment.

•	Increasing Penetration into the Defense Market. We plan to develop and market additional defense products and thereby increase sales in this segment of our business. We intend to increase our participation in the international defense market by actively marketing our existing products initially developed for the Brazilian Air Force, including the EMB 145 AEW&C, the EMB 145 RS, the EMB 145 MP and the Super Tucano (ALX).

•	Cost-Effectively Developing a Line of Corporate Jets. We have developed the Legacy, a line of corporate jets based on the ERJ 135 regional jet, to provide to businesses, including fractional ownership companies, a cost-effective alternative to commercial airline travel. In developing the Legacy, we used the same design and risk-sharing arrangements of our ERJ 135 regional jet. As a result, we were able to develop the Legacy without the substantial financial investment normally associated with a new product launch.

     Pursuing Strategic Growth Opportunities. We intend to pursue strategic growth opportunities, which may include joint ventures, acquisitions and other strategic transactions. For example, we intend to expand our presence in China through our joint venture with AVIC II. We believe that the market for regional aircraft in China is strong and currently underserved. We believe this market will create incremental growth for our future revenues.

Commercial Airline Business

     We design, develop and manufacture a variety of commercial aircraft. Our commercial airline business is our primary business, accounting for 71.2% of our net sales for the year ended December 31, 2003.

Products

     We developed the ERJ 145, a 50-passenger twin turbofan-powered regional jet, introduced in 1996, to address the growing demand among regional airlines for medium-range jet-powered aircraft. After less than two years of development, the ERJ 135, a 37-passenger regional jet based on the ERJ 145, was introduced in July 1999. In addition, we developed the 44-seat ERJ 140 as part of the ERJ 145 regional jet family, which we began delivering in the second half of 2001. We believe that the ERJ 145 regional jet family provides the comfort, range and speed of a jet at costs comparable to turboprop aircraft. We are continuing to develop our 70-108 seat platform, the EMBRAER 170/190 jet family, to serve the trend in the commercial airline market toward larger, faster and longer range jets and to further diversify our strength in the jet market. We continue to analyze new aircraft demand in the jet market to determine potentially successful modifications to aircraft we already produce.

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

     The ERJ 145 is also available in a long-range, or LR, version, and, in response to customer requests, we have developed an extra-long-range, or XR, version of the aircraft. The ERJ 145 LR features a larger fuel tank, more powerful engines and greater range than the standard version. The ERJ 145 LR, which was certified by the Brazilian aviation authority, the FAA and the European aviation authority in 1998, and by the Chinese aviation authority in November 2000, uses engines that deliver 15% more thrust, allowing the fully loaded aircraft to operate on routes of up to 1,550 nautical miles. The ERJ 145 XR features a new and updated turbofan engine, increased capacity fuel tanks and winglets. The ERJ 145 XR, which was certified by the Brazilian aviation authority in August 2002 and by the FAA in October 2002, offers reduced fuel consumption, a maximum fully loaded range of 2,000 nautical miles and enhanced operational capabilities for hot weather and at high altitudes. Deliveries of the ERJ 145 LR began in February 1998, and deliveries of the ERJ 145 XR began in October 2002.

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

     The ERJ 145 regional jet family allows for standardized pilot certification and maintenance procedures.

     EMBRAER 170/190 Jet Family

     The EMBRAER 170/190 jet family provides our customers with a choice of four aircraft in the mid-capacity passenger range. The EMBRAER 170 is a 70-78 seat jet, and the EMBRAER 175 will be a 78-86 seat jet, while the EMBRAER 190 series will include the 98-106 seat EMBRAER 190 and the 108-118 seat EMBRAER 195.

     The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, the JAA, EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004. We expect to receive certification of the EMBRAER 175 by the end of 2004, the EMBRAER 190 in 2005 and the EMBRAER 195 in 2006. We have completed the joint design definition phase and have produced the first prototypes of the EMBRAER 175 and EMBRAER 190. The EMBRAER 175 made its maiden flight on June 14, 2003 and the EMBRAER 190 made its maiden flight on March 12, 2004.

     We designed the EMBRAER 170/190 jet family to maximize the benefits of commonality, with aircraft in the family sharing approximately 89% of the same components. The high level of commonality in this new jet family lowered our development costs and shortened our development period. We anticipate that this commonality will lead to significant savings to our customers in the form of easier training, less expensive parts and maintenance and lower operational costs. Due to differences in size and weight, the EMBRAER 170/190 jet family will not share the same wing design. This new mid-capacity jet family has engines fixed under its main wings—a design intended to enhance power, improve fuel economy and minimize turnaround times. All of the aircraft models of this family are powered by engines manufactured by General Electric and contain state-of-the-art avionics manufactured by Honeywell.

     The EMBRAER 170/190 jet family’s principal features are:

•	Performance. All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach .8, or 470 knots. The EMBRAER 170 and the EMBRAER 175 have maximum fully loaded ranges of 1,800 and 1,600 nautical miles, respectively, and the EMBRAER 170 is, and the EMBRAER 175 will be, also available in long-range, or LR, versions, with maximum fully loaded ranges of 2,100 and 1,900 nautical miles, respectively. The EMBRAER 190 and EMBRAER 195 have maximum fully loaded ranges of 1,800 and 1,400 nautical miles, respectively, and will be available in LR versions with maximum fully loaded ranges of 2,300 and 1,800 nautical miles, respectively. The LR versions of all four jets in the EMBRAER 170/190 jet family will feature larger fuel tanks and more powerful engines than the standard versions of these aircraft.

•	Ground servicing. The under-wing engine design and the existence of four doors, two in the front and two in the back, provide for enhanced accessibility and efficiency of ground services.

•	Cabin and cargo space. We have enhanced passenger safety and comfort in the EMBRAER 170/190 jet family. The aircraft’s “double-bubble” design enables a four-abreast cabin, a wide aisle, greater interior space and headroom and a larger baggage compartment than the existing mid-capacity jets of our competitors, including those mid-capacity jets that are in the development stage.

     EMB 120 Brasília

     The EMB 120 Brasília is a pressurized twin wing-mounted turboprop aircraft that accommodates up to 30 passengers. The EMB 120 Brasília was developed in response to the regional aircraft industry’s demand for a high-speed and fuel-efficient 30-seat regional aircraft. The EMB 120 Brasília was certified by the FAA in May 1985 and by the Brazilian aviation authority in July 1985. Since its introduction in 1985 and through December 31, 2003, we have delivered 352 EMB 120 Brasílias for the regional market and five EMB 120 Brasílias for the defense market. We currently manufacture the EMB 120 Brasília only upon customer request.

Customers

     While we have focused our efforts on the U.S. and European markets to date, we have achieved a diverse, global customer base for our aircraft, principally in the commercial airline market. Our major customers of commercial aircraft include some of the largest regional and low-cost airlines in the world. As of March 31, 2004, our largest customers are ExpressJet, American Eagle, Republic Airways, JetBlue Airways and US Airways. For a discussion of these significant customer relationships, see “Item 3D. Risk Factors—Risks Relating to Embraer—We depend on a small number of key customers and key suppliers, the loss of any of which could harm our business.” Since 2002, we have also intensified our marketing efforts on potential customers in China and other Asian markets.

     We generally sell our commercial aircraft pursuant to contracts with our customers on a fixed-price basis, adjusted by an escalation formula that reflects, in part, inflation in the United States. These contracts generally include an option for our customers to purchase additional aircraft for a fixed option price, subject to adjustment based on the same escalation formula. In addition, our contracts provide for after-sales spare parts and services, as well as warranties of our aircraft and spare parts. Other provisions for specific aircraft performance and design requirements are negotiated with our customers. Finally, some of our contracts contain cancellation provisions, repurchase, trade-in and trade-up options and financial and residual value guarantees. See “Item 3D. Risk Factors—Risks Relating to Embraer—Our aircraft sales are subject to cancellation provisions, repurchase, trade-in and trade-up options and financial and residual value guarantees that may reduce our cash flow or require us to make significant cash disbursements in the future” for a more detailed discussion of these provisions.

Sales and Marketing

     Our current marketing strategy is based upon our assessment of the worldwide commercial airline market and our assessment of the current and future needs of our customers. We actively market our aircraft to airlines and regional affiliates of major airlines through our regional offices in the United States, Europe and Asia. Our success depends to a significant extent on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product enhancement planning and airline analysis. In terms of direct marketing to our customers, we rely heavily on addressing the media, as well as participating in air shows and other cost-effective events that enhance customer awareness and brand recognition. We have regional sales offices in Le Bourget, France, Melbourne, Australia, Ft. Lauderdale, Florida, Beijing, China, and Singapore. We sell our ERJ 145 regional jet family in the Chinese market exclusively though our joint venture in China, which secured its first order from a Chinese airline in February 2004.

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

     We include an order in backlog once we have received a firm commitment, represented by a signed contract. Our backlog excludes options and letters of intent for which definitive contracts have not been executed. For the sales of our commercial aircraft, we customarily receive a deposit upon signing of the purchase agreement and progress payments in the amount of 5% of the sales price of the aircraft 18 months before scheduled delivery, another 5% twelve months before scheduled delivery and another 5% six months before scheduled delivery. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery of the aircraft. The deposits and the progress payments are generally non-refundable if orders are cancelled.

     Our options generally provide our customers the right to purchase an aircraft in the future at a fixed price and on a specified delivery date, subject to escalation provisions, under a purchase contract. Once a customer decides to exercise an option, we account for it as a firm order. On occasion, we have extended the exercise date for our options and renegotiated the delivery schedule of firm orders. On occasion, we have allowed customers to convert their firm orders or options for one aircraft into firm orders or options for another aircraft within the same commercial jet family.

Competition

     We generally face competition from major manufacturers in the international aircraft market. Each category of our products faces competition of a different nature and generally from different companies. Some of our competitors have greater financial, marketing and other resources than we do. In the 30-60 seat category, the main competitor of the ERJ 135 and the EMB 120 Brasília aircraft is the De Havilland DHC-8-200, a turboprop aircraft. The main competitors of the ERJ 145 regional jet family are:

•	the CRJ-100/200/440, manufactured by Bombardier;

•	the 328Jet, previously developed and manufactured by Fairchild Dornier and now manufactured to order by Avcraft Aviation LLC;

•	the ATR-42, manufactured by ATR G.I.E., a joint project of Italy’s Alenia Aerospaziale and EADS; and

•	the DHC-8-300, manufactured by De Havilland.

     Only Bombardier’s CRJ-100/200/440 aircraft are jets. Fairchild Dornier filed for bankruptcy protection in April 2002, and the 328Jet is currently marketed and manufactured to order by Avcraft Aviation LLC. Given the success of our regional jet family and the significant barriers to entry into the market, due principally to the high development costs of a new model and the extensive and time-consuming development cycle of a new jet, we believe that we are well positioned to increase our market share for the ERJ 145 regional jet family.

     We face our strongest competition in the 61-90 and 91-120 seat categories. Currently, there are three aircraft in the segment: De Havilland’s DHC-8-400, a 72-seat turboprop, ATR’s ATR72, a 72-seat turboprop, and Bombardier’s CRJ-700, a 70-seat regional jet, which was first delivered in January 2001. Bombardier has also launched the larger CRJ-900 aircraft, which seats 85 passengers and began deliveries in January 2003, before the expected delivery of our EMBRAER 175. In the higher end of the 91-120 seat category, Boeing has launched the 717-200, a 106-112 seat jet. Furthermore, Airbus developed a 100-plus seat jet, the A318, which was certified by the JAA in May 2003.

     The key competitive factors in the markets in which we participate include design and technological strength, aircraft operational costs, price of aircraft, including financing costs, customer service and manufacturing efficiency. We believe that we will be able to compete favorably with our competitors on the basis of our aircraft performance, low operating costs, product development experience, global customer base, market acceptance, cabin design and aircraft price.

Defense Business

     We design, develop, integrate and manufacture a wide range of defense products, principally transport, training, light attack and surveillance aircraft. We are the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its current fleet. We also have sold defense aircraft to military forces of 16 other countries in Europe and Latin America, including the United Kingdom, France, Greece and Mexico. At December 31, 2003, we had sold 522 defense aircraft to the Brazilian government and 526 defense aircraft to other military forces. Our defense business accounted for 12.2% of our net sales for the year ended December 31, 2003.

Products

     Tucano Family; AL-X

     The Tucano is a single engine turboprop aircraft used for pilot training and armed reconnaissance missions. Although no longer manufactured, over 650 EMB 312 Tucanos are in operation in 15 air forces worldwide, including those of Brazil, the United Kingdom, France, Argentina, Egypt, Colombia, Paraguay, Peru and Venezuela.

     We have also developed the Super Tucano, which has a light attack version, known as the AL-X (Aeronave Leve de Ataque, or Light Attack Aircraft). The Super Tucano and the AL-X offer an engine with twice the power of the Tucano’s standard engine, fighter standard avionics, ejection seats, an on-board oxygen-generating system and enhanced range and external loads capability. The AL-X was developed under a contract with the Brazilian Air Force, with FINEP providing US$21.7 million in research and development debt financing, of which US$3.5 million was outstanding as of December 31, 2003. The AL-X has sophisticated navigation and attack systems, night operations capability and the ability to operate under severe weather conditions. We have received firm orders for 76 AL-X aircraft and an additional 23 options from the Brazilian Air Force. The first delivery of the AL-X was made to the Brazilian Air Force in December 2003. These aircraft are expected to be used for advanced pilot training and for defense operations in the Amazon region of Brazil in connection with the Brazilian government’s SIVAM (Sistema de Vigilância da Amazônia, or System for the Surveillance of the Amazon) program.

     EMB 145 AEW&C; EMB 145 RS; EMB 145 MP

     We have configured a special version of the ERJ 145 with an advanced early warning and control system to create the EMB 145 AEW&C, with ground remote sensing capability to create the EMB 145 RS, and with marine remote sensing capability to create the EMB 145 MP. The EMB 145 AEW&C’s advanced phased-array radar and mission system, developed by Ericsson, is capable of conducting surveillance and providing air traffic control in support of aviation authorities. The EMB 145 RS is designed to carry out ground surveillance and environmental protection activities using advanced synthetic aperture radar, capable of providing day/night and all weather images of the ground over large areas, with multi-spectral sensors developed by subcontractors in the United States. The EMB 145 MP is designed to carry out maritime patrol and anti-submarine warfare missions, using maritime and ground surveillance radar, electro-optical sensors, and communications and other surveillance equipment developed by Ericsson and ThalesTM. We, Ericsson and ThalesTM are jointly marketing these aircraft worldwide. At December 31, 2003, the Brazilian government had ordered a total of eight EMB 145 AEW&C/RS aircraft to conduct surveillance and monitor ground activities in the Amazon region, all of which were delivered as of such date. In October 1999, the Greek government, through the Hellenic Air Force, ordered four EMB 145 AEW&C aircraft that will be used in the Greek government’s aerospace early warning and control system, two of which were delivered in the first quarter of 2004. In February 2001, the Mexican government ordered one EMB 145 AEW&C aircraft and two EMB 145 MP aircraft.

     AM-X; AMX-T

     The AM-X is a subsonic ground attack and close air support aircraft developed under an international cooperation agreement with Alenia Un Azienda Finmecanica S.p.A. and Aermacchi Aeronautica Macchi S.p.A. and sponsored by the Brazilian and Italian governments. Under the agreement, each of the parties is responsible for key systems of the aircraft. The AM-X is assembled in both Brazil and Italy. Embraer and the Italian partners supply each other with different key components and systems of the aircraft. In addition, Embraer and the Italian partners are each free to market the aircraft independently and each receives 100% of the proceeds of its sales. Approximately 170 AM-X aircraft are currently in operation in the air forces of Brazil and Italy, 55 of which were sold by us.

     We have also developed, with the participation of Alenia and Aermacchi, the AMX-T, an enhanced version of the AM-X, currently being offered internationally. The AMX-T program operates under the same principles as the AM-X program, with the exception that Alenia’s role is greater than Aermacchi’s, which participates only as a subcontractor. In September 1999, we won the bid for a US$70.0 million contract for the sale of AMX-Ts to the Venezuelan government.

     Authority Transport Aircraft

     We are marketing our Legacy line of corporate jets, modified to meet added security needs, to the Brazilian and other governments. We entered into a contract with the Belgian Air Force for two EMB 135s and two EMB 145s modified to transport government officials, of which two EMB 135s and one EMB 145 were delivered in 2001 and one EMB 145 was delivered in 2002. In 1999, we entered into a contract with the Greek government through the Hellenic Air Force for one EMB 135 aircraft for special transportation and support needs, which was delivered in 2000, and one Legacy, which was delivered in 2002. In addition, in 2003, Satena Airline, the state-owned Colombian airline, ordered two EMB 145s, which were delivered in December 2003 and January 2004. We also have a contract with the Indian government for the sale of five Legacy aircraft in a special configuration.

Other Projects and Activities

     In December 2000, we were selected by the Brazilian government to perform a structural and electronics upgrade of the Brazilian Air Force’s F-5 fighter jets. As the prime contractor, we are integrating multi-mode radar, advanced navigation and attack systems and enhanced self-protection systems into the existing aircraft under a program known as “F-5BR.” The first upgraded aircraft was presented to the Brazilian Air Force in 2003.

     In March 2002, we formed a consortium with Dassault, ThalesTM and SNECMA to bid on the development and manufacture of up to 24 fighter jets for the Brazilian Air Force. The planned jet, the Mirage 2000 BR, is modeled on the Dassault Mirage 2000-5 supersonic jet. As leaders of the consortium, we would have coordination and management responsibilities in the program. As a result of this consortium and as part of our strategic alliance agreement, Dassault would transfer to us the technology for the Mirage, enabling us to have full control over the project technology as well.

     In July 2003, we joined a team organized by Lockheed Martin in a proposal to supply the U.S. Army with a next-generation battlefield surveillance system known as Aerial Common Sensor (ACS). If this bid is successful, we would supply the airborne platform based on the ERJ/EMB 145 regional jet. The platform would be produced at a facility in Jacksonville, Florida, the establishment of which is dependent on the success of this bid. If established, the Jacksonville facility would be exclusively for the assembly of aircraft intended for the U.S. defense and national securities markets and would qualify us as a supplier for U.S. government programs.

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

Corporate Jet Business

     We have developed a line of corporate jets, the Legacy, based on our ERJ 135 regional jet. We are marketing the new line of corporate jets to businesses, including fractional ownership companies. Our corporate jet business accounted for 8.2% of our net sales for the year ended December 31, 2003, resulting from the delivery of 13 Legacy jets, two of which were delivered under operating leases.

     The Legacy was designed to provide customers with a cost-effective alternative to commercial airline travel. We offer our line of corporate jets in two versions: executive and corporate shuttle. The executive version features a highly customized interior based on the customer’s specific requirements. The corporate shuttle version is partially customized and is generally intended to have business class type seating and in-flight office design features. Both versions of our line of corporate jets have a maximum cruising speed of Mach .8, or 470 knots.

     We developed our line of corporate jets by building upon our regional jet design and manufacturing experience. For example, with the exception of the interior of the aircraft, the fuel tank, controller and indication system and the winglets, the Legacy has the same components as the ERJ 135 and is capable of being manufactured on the same production line. Furthermore, the corporate shuttle version of the Legacy does not require separate FAA, European aviation authority or Brazilian aviation authority approval. The executive version of the Legacy was certified by the Brazilian aviation authority in December 2001, by the JAA in July 2002 and by the FAA in August 2002.

     We face significant competition from companies with longer operating histories and established reputations in the corporate jet industry. Many of these manufacturers have greater financial, marketing and other resources than we do. These competitors include Dassault Aviation, Cessna Aircraft Co., Bombardier Inc., Israel Aircraft Industries, General Dynamics and Raytheon.

     We take orders and build backlog for our line of corporate jets in the same manner as for our commercial aircraft. We include an order in backlog once we have received a firm commitment, represented by a signed contract. We customarily receive a deposit at the time of order, three 5% progress payments and full payment of the balance due upon delivery, in the same manner as for our commercial aircraft. We generally receive US$100,000 for each option to purchase a corporate jet, with the terms of the options being substantially the same as those for our commercial aircraft.

Other Related Businesses

     We also provide after-sales customer support services and manufacture and market spare parts for the aircraft we produce. Activities in this segment include the sale of spare parts, maintenance and repair, training and other product support services, as well as revenues related to aircraft leased to customers primarily through our leasing subsidiary. In addition, we provide structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. We also manufacture, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive aircraft and crop dusters, also known as light aircraft. Our other related businesses accounted for 8.4% of our net sales for the year ended December 31, 2003.

After-Sales Customer Support; Spare Parts Business

     We also provide after-sales customer support services and manufacture and market spare parts for the fleets of our commercial, corporate and defense customers. Our after-sales customer support and spare parts business falls into several categories:

•	field support;

•	material support, which includes spare parts sales and distribution;

•	product warranty and repair administration;

•	technical support, which includes engineering support, maintenance engineering and technical publications; and

•	training.

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

General Aviation Aircraft

     We build general aviation propeller aircraft, also known as light aircraft. These six-passenger aircraft are produced only on demand and are used by corporations as executive aircraft and by air-taxi companies. At December 31, 2003, we had delivered a total of 2,326 of these aircraft. We also developed a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. At December 31, 2003, we had delivered a total of 908 of these aircraft, including 46 in 2003, and had 11 crop duster aircraft in backlog.

Aircraft Operating Lease Activities

     We established a subsidiary in 2002, ECC Leasing Co. Ltd., or ECC, responsible for managing and remarketing certain aircraft, such as pre-series aircraft that are not otherwise sold after the completion of the certification process for such aircraft type, aircraft that we may accept as a result of the exercise by customers of repurchase, trade-in or trade-up options, and aircraft that we may reacquire in connection with our financial guarantees. As of December 31, 2003, ECC and two other subsidiaries had a total portfolio of 23 aircraft, 11 of which were under operating leases.

Markets

     The following table sets forth our net sales by line of business and geographic region of the end users of our aircraft for the periods indicated.

	Year ended December 31,
	2001		2002		2003
	(in millions of dollars)
Commercial Airline:
Americas (excluding Brazil)	US$	1,800.7	US$	1,772.2	US$	1,457.8
Europe		644.5		290.5		68.6
Brazil		18.1		—		—
Other		89.2		47.6		—

Total	US$	2,552.5	US$	2,110.3	US$	1,526.4

Corporate
Americas (excluding Brazil)		72.6		86.6		139.2
Europe		—		58.3		36.2

Total	US$	72.6	US$	144.9	US$	175.4

Defense
Americas (excluding Brazil)		6.9		13.3		106.6
Europe		74.0		73.5		52.6
Brazil		43.1		40.5		102.5
Other		—		—		0.7

Total	US$	124.0	US$	127.3	US$	262.4

Other Related Business	US$	177.9	US$	143.3	US$	179.3

Joint Ventures

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

     In addition, we entered into a joint venture in December 2002 with Harbin Aircraft Industry (Group) Co., Ltd. and Hafai Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp. II, or AVIC II, to provide for the manufacture, sale and after-sale support of the ERJ 145 regional jet family. We own 51% of the equity of the joint venture company, Harbin Embraer Aircraft Industry Company Ltd. We have licensed to the joint venture the exclusive rights to produce, sell and provide support for the ERJ 145 regional jet family in the Chinese markets, and we contributed US$12.4 million in cash, tooling and inventory to the joint venture in 2003. Our joint venture partners have contributed the land use rights in Harbin, China and contributed US$10.8 million in cash and facilities to the joint venture in 2003. The roll-out for the first ERJ 145 manufactured by the joint venture occurred in December 2003 and the joint venture entered into its first sales contract for sales to China Southern Airlines in February 2004.

Suppliers and Components; Risk-Sharing Arrangements

     We do not manufacture all of the parts and components used in the production of our aircraft. More than 80% of the production costs of our ERJ 145 regional jet family and our Legacy corporate aircraft, depending on aircraft model, consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. We expect to purchase approximately the same percentage of materials and equipment for the EMBRAER 170/190 jet family from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design and production of commercial aircraft. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft, such as wings, tail or fuselage. Our risk-sharing partners, therefore, must invest their own money in research and development and share the risk and success of our products with us.

     In our commercial and corporate aircraft business, we rely on risk-sharing partners to supply vital components of our aircraft, such as the engines, hydraulic components, avionics, wings, sections of the fuselage and portions of the tail. Once we select our risk-sharing partners and program development and aircraft production begins, it is difficult to substitute these partners. In some cases, our aircraft are designed specifically to accommodate a particular component, such as the engines, which cannot be substituted by another manufacturer without significant delay and expense. This dependence makes us susceptible to the performance, quality and financial condition of these risk-sharing partners.

ERJ 145 Regional Jet Family

     Risk-sharing partners. We entered into risk-sharing arrangements with the following four suppliers in connection with the development and production of the ERJ 145 regional jet family:

•	Grupo Auxiliar Metalúrgico S.A., or Gamesa, a Spanish company owned by Iberdrola S.A., a European power utility, and Banco Bilbao Vizcaya, a large Spanish financial institution, supplies the wings, engine nacelles and main landing-gear doors;

•	Sonaca S.A.—Société Nationale de Constructions Aerospatiales, a Belgian company, supplies portions of the central and rear fuselages, the service, main and baggage doors and engine pylons;

•	ENAER—Empresa Nacional de Aeronáutica, a Chilean company, supplies the vertical fin, horizontal stabilizers and elevators; and

•	C&D Aerospace, Inc., a U.S. company, supplies the cabin and cargo compartment interiors.

     Our risk-sharing partners generally receive payment for supplied components within three to five months after delivery of the components to us. The partnering relationship with these suppliers results in lower production costs and higher product quality for the ERJ 145 regional jet family. In addition, our line of corporate jets benefits from the risk-sharing arrangements with Gamesa, Sonaca and ENAER. The interior of the executive version of the Legacy is provided by The Nordam Group, Inc. and Duncan Aviation, Inc.

     Other major suppliers. We have also entered into other agreements with numerous European, American, Canadian and Brazilian suppliers to provide key components for a number of our products, including the ERJ 145 regional jet family. These supply arrangements cover systems and components such as engines, avionics, landing gear and flight control systems. Our major suppliers include, among other companies, Rolls-Royce Allison, Parker Hannifin Corp., BF Goodrich Co., United Technologies Corp. — Hamilton Sundstrand Division, Honeywell, Rosemount Aerospace and Alcoa Inc.

     We select suppliers on the basis of, among other factors, technical performance and quality of their products, production capacity, prior relationship and financial condition. We have had continuing relationships with most of our major suppliers since production of the Bandeirante aircraft began in 1975. We have entered into purchase agreements with our major suppliers, which cover our requirements for five to ten years of production. We are not obligated to purchase a minimum amount of materials annually under any of these supply contracts. Our ongoing supplier relationships depend on cooperation, performance and the maintenance of competitive pricing.

EMBRAER 170/190 Jet Family

     We are continuing to develop the EMBRAER 170/190 jet family together with risk-sharing partners that supply key systems for the aircraft. Our supplier arrangements for the EMBRAER 170/190 jet family differ from the ERJ 145 regional jet family in that we use fewer suppliers. In the EMBRAER 170/190 jet family, each risk-sharing partner is responsible for the development and production of aircraft systems, such as the landing gear, the hydraulic system and the flight control system, rather than individual components, and fewer components are supplied by companies that are not risk-sharing partners. The assumption of responsibility for systems by our risk-sharing partners lowers our capital expenditures, which thereby decreases our development risks and increases our operating efficiency by reducing the number of suppliers per product and cutting production costs. It also shortens development and production time. The primary risk-sharing partners for the EMBRAER 170/190 jet family are the following:

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

     Our risk-sharing partners have contributed to us a total of US$244.3 million for the development of the EMBRAER 170/190 jet family as of December 31, 2003. Cash contributions become non-refundable upon the achievement of certain developmental milestones. As of December 31, 2003, US$14.2 million of these cash contributions had become non-refundable, and with the conclusion of the certification of the EMBRAER 170 in February 2004 by the Brazilian, U.S. and European authorities, an additional US$88.7 million of these cash contributions became non-refundable. If we cancel the development and production of any of the remaining aircraft in the EMBRAER 170/190 jet family because we are unable to obtain certification or for other non-market related reasons, we may be obligated to refund US$141.4 million of these cash contributions. We generally do not need to refund these contributions as a result of insufficient market demand. We believe that these financial commitments are a strong endorsement of our aircraft design and our ability to execute our business plan.

     Furthermore, some of the risk-sharing partners for the EMBRAER 170/190 jet family have assumed a broader role in other aspects of the program by providing sales financing and residual guarantees, rather than simply supplying us with aircraft components.

Customer Service and Product Support

     Customer satisfaction and service is critical to our success. Through our customer focus, we aim to enhance customer loyalty and, ultimately, increase sales. We will continue to focus on the development of closer, long-term relationships with our customers by meeting their aircraft requirements, providing after-sale support and spare parts and meeting maintenance requirements. We identify at the time of purchase the appropriate level of after-sale regional or on-site customer support and coordinate regional inventory levels to address expected spare parts and maintenance requirements. To maintain and increase our responsiveness, we have established five support centers worldwide. We provide technical assistance, support and distribution to our Brazilian and other Latin American customers through our facility in São José dos Campos. In March 2002, we established a distribution center in Beijing, China, together with China Aviation Supplies Import and Export Corporation (CASC). We also intend to provide support services through our joint venture in China for aircraft sold by the joint venture. In addition, we operate a maintenance, repair and overhaul facility, Embraer Aircraft Maintenance Services, in Nashville, Tennessee. We provide full service maintenance and repair services for our commercial and corporate aircraft at this service center, enhancing our level of service to our customers in the United States.

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

     We operate support centers that are available 24 hours a day, seven days per week, in our São José dos Campos facility, as well as in Ft. Lauderdale, Florida, Le Bourget, France, and Melbourne, Australia. We train pilots, co-pilots, flight attendants and mechanics at these locations. We operate advanced flight simulators for our ERJ 145 regional jet family and for the Legacy at our Florida facility under an agreement with FlightSafety International, Inc., a business specializing in flight simulation. We have entered into an agreement with GE Capital Aviation Training Limited, or GECAT, a joint venture between General Electric Company and Thales™, whereby GECAT provides training for the EMBRAER 170/190 jet family on a non-exclusive basis. We also provide field service and on-the-job training for airline personnel. For example, we routinely dispatch one of our pilots to fly with an operator’s crew during the introduction of an aircraft into a customer’s regular routes. We also provide technical publications with up-to-date technical information on our aircraft.

Aircraft Financing Arrangements

     We generally do not provide long-term financing directly to our customers. We assist our customers in obtaining financing arrangements through different sources such as leasing arrangements and the BNDES-exim program. In addition, we help our customers qualify for the ProEx program. On a case-by-case basis, we have provided interim financing, at market rates, to customers who have completed or are negotiating other financing arrangements and have not received funding in time for delivery. We have also provided guarantees for a portion of the financing of aircraft for certain of our customers. See Notes 7, 8 and 34 to our consolidated financial statements.

     The BNDES-exim program, a Brazilian government-sponsored program, provides our customers with direct financing for Brazilian exports of goods and services. From 1996 through 2003, approximately 48% of the total value of our export sales was financed by the BNDES-exim program.

     In addition to the BNDES-exim program, we also assist customers in their aircraft financing through other arrangements, including leasing arrangements, principally through leasing companies, U.S. leveraged leases, U.K. tax leases and French tax leases. These arrangements accounted for approximately 52% of the total value of our export sales from 1996 through 2003. Leasing arrangements through leasing companies generally involve the purchase by a leasing company of our aircraft under a customer’s purchase contract and the lease of that aircraft to that customer. In leveraged leasing transactions, an investor will borrow a portion of the aircraft purchase price from a third party lender, which can also be BNDES-exim, purchase our aircraft and lease it to our customer. See Note 8 to our consolidated financial statements.

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

Intellectual Property

     Our intellectual property, which includes designs, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol, and the names of our aircraft, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China and in the European Union. At December 31, 2003, we had approximately 44 trademarks. Our registered trademarks are generally renewed at the end of their validity period, which usually runs from 10 years from the date of application for registration. Brazil provides mechanisms to protect trademarks that are similar to the federal registration systems available in the United States.

Government Regulation and Aircraft Certification

     We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate the certification of aircraft and aircraft manufacturers. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft operate commercially. The competent authority for the certification of our aircraft in Brazil is the Departamento de Aviação Civil, or DAC (Civil Aviation Department), through the Centro Técnico Aeroespacial, or CTA (Aerospace Technical Center) under the Ministry of Defense. The Brazilian Congress is considering a proposed law to create a regulatory agency, Agência Nacional de Aviação Civil, or ANAC (National Civil Aviation Agency), which, if approved, will become the principal Brazilian authority for the regulation, supervision and certification of aircraft, aircraft parts, manufacturers and operations. The aviation authorities in other countries include the FAA in the United States, the recently created EASA for European Union, or EU, countries and the JAA for the other European countries. Some countries simply validate and complement the Brazilian aviation authority’s original certification, in accordance with their own rules. The Brazilian aviation authority has a bilateral certification agreement with the FAA under which the FAA certification requirements are covered by the Brazilian certification process. This cooperation among regulatory authorities leads to faster certification.

     The ERJ 145 was certified to operate in the United States and Brazil in the last quarter of 1996, in Europe in the second quarter of 1997, in Australia in June 1998 and, for the LR version, in China in November 2000. The ERJ 145 XR version was certified by the Brazilian aviation authority in August 2002 and by the FAA in October 2002. The ERJ 135 was certified by the Brazilian aviation authority in June 1999, by the FAA in July 1999 and by the European aviation authority in October 1999. The ERJ 140 was certified by the Brazilian aviation authority in June 2001 and by the FAA in July 2001. The executive version of the Legacy was certified by the Brazilian aviation authority in December 2001, by the JAA in July 2002 and by the FAA in August 2002. The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, EASA, the JAA and the authority of Poland in February 2004.

     Once an aircraft is certified by the CTA and FAA, some authorities, such as those in Australia and Mexico, ratify the certification. Other countries, such as Canada, require compliance with their own specific national requirements before certification. In Europe, since September 2003, EASA has become the regulatory authority for EU countries, including Germany, Italy, France, the United Kingdom, Spain and The Netherlands. Most of the remaining non-EU countries, such as Switzerland, still operate under the rules of the JAA. The JAA is not a certification authority, but rather is an advisory organization that makes recommendations to the non-EU national authorities. A recommendation by the JAA is a requirement for certification of an aircraft by most of these authorities. Before the creation of EASA, 27 national authorities were JAA members. As EASA is a new organization, it is currently using the JAA technical structure and following the JAA’s recommendations for issuance of EASA type certificates for aircraft.

     Aircraft certification is an ongoing process. Any change in the design of any of our aircraft must be approved by the Brazilian authority. Significant changes may require a separate certification by other authorities. Changes in the aircraft certification requirements do not require recertification of an aircraft already certified, but significant safety improvements may be imposed by the authorities through operational rules or airworthiness directives.

4C. Organizational Structure

     Our operations are conducted by Embraer-Empresa Brasileira de Aeronáutica S.A. as the controlling and principal operating company. We have a number of direct and indirect subsidiaries, none of which are considered significant. A complete list of our subsidiaries has been filed as Exhibit 8.1 to this annual report.

4D. Property, Plants and Equipment

     We own our headquarters and plant, located in São José dos Campos. Significant portions of our facilities in São José dos Campos are subject to mortgages held by BNDES. We lease, own or have the right to use the following properties:

		Approximate
		square	Owned/	Lease
Location	Purpose	footage	Leased	Expiration
São José dos Campos, SP, Brazil	Headquarters, principal manufacturing facility and support center	5,902,102	Owned	—
São José dos Campos, SP, Brazil (Eugênio de Mello)	Manufacturing facility	3,658,884	Owned	—
Botucatu, SP, Brazil	Manufacturing facility	222,000	Owned	—
Harbin, China	Manufacturing facility	258,067	Owned*	—
Gavião Peixoto, SP, Brazil	Testing and manufacturing facilities	191,648,512	**	—
São Paulo, SP, Brazil	Administrative offices	5,245	Leased	2007
Ft. Lauderdale, Florida, U.S.A.	Support center	91,500	Leased	2020
West Palm Beach, Florida, U.S.A.	Engineering offices	16,800	Leased	2005
Nashville, Tennessee, U.S.A.	Aircraft maintenanceand support center	125,260	Leased	2018
Le Bourget, France	Support center	33,500	Leased	2008
Melbourne, Australia	Support center	12,126	Leased	2004
Beijing, China	Representative offices	1,709	Leased	2004
Singapore	Representative offices	2,239	Leased	2004

*	Land owned pursuant to a land use rights certificate.

**	We currently have a temporary authorization from the State of São Paulo to use the land and expect to receive a concession for the land as soon as legal formalities are satisfied. The facilities are owned by Embraer.

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

     Production facilities for our commercial, corporate and defense aircraft are located in São José dos Campos in the State of São Paulo, Brazil. We reduced the aircraft production time of our regional jet aircraft from eight months in 1996 to 3.4 months in 2003. From December 31, 1999 to December 31, 2000, we increased our production rate from 12 to 16 aircraft per month. At March 31, 2001, our production rate was 16 aircraft per month. In response to decreased market demand after the September 11, 2001 terrorist attacks and the related global economic slowdown, we decreased our production to 11 aircraft per month and, in 2003, decreased it further to nine aircraft per month. We have the flexibility to increase production in the future in response to increased demand. We build the EMB 120 Brasília according to market demand and adjust production accordingly. To accommodate our production of the ERJ 145 regional jet family and our EMBRAER 170/190 jet family, as well as any production of the line of corporate jets, we have expanded our production facilities and acquired new facilities and will continue to coordinate with our risk-sharing partners to accommodate any future production needs.

     We built a new facility in Gavião Peixoto, in the State of São Paulo, Brazil, to enhance our flight testing capabilities and provide a final assembly line for our defense and corporate aircraft. As of December 31, 2003, we had invested US$43.9 million in the construction of this new facility. This facility has been operational since November 2002 and consists of a runway and other features to handle our development of supersonic aircraft technology. We are also conducting our flight tests for the EMBRAER 170/190 jet family at this facility. In addition, we are constructing a corporate jet furniture factory in Gavião Peixoto for the production of the interior of our Legacy corporate jet. We expect this facility to be fully operational by July 2004.

     In September 2000, we purchased a new facility in São José dos Campos in the State of São Paulo, Brazil, where we currently manufacture small parts and components for our aircraft. Our China joint venture has constructed a production facility for the ERJ 145 jet family in Harbin, China.

Environmental Matters

     Most environmental regulation in Brazil is established at the state rather than at the federal or municipal level, with environmental authorities in most states granting operating permits to individual facilities rather that through general regulations. We have all material permits required to operate our business. The terms of these operating permits are reviewed every year and we are in compliance with our permits. In addition, we adhere internally to international ISO 14000 environmental standards. In 2001, 2002 and 2003, we invested US$1.1 million, US$1.0 million and US$1.7 million, respectively, in environmental matters and we expect to spend approximately US$2.1 million on environmental matters in 2004 for expenditures relating to the portion of construction of new facilities and modification of existing facilities relating to environmental compliance and improvements.

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

     We also maintain officers’ and directors’ liability insurance in the total amount of US$50.0 million. This insurance covers our officers and directors for liabilities resulting from wrongful acts, including any act or omission committed or attempted by any officer or director acting in his or her capacity as officer or director or any matter claimed against an officer or director solely by reason of his or her serving in such capacity.

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

     Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and presented in U.S. dollars. For certain purposes, such as providing reports to our shareholders located in Brazil, filing financial statements with the Comissão de Valores Mobilários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the Brazilian Corporate Law.

5A. Operating Results

Current Conditions and Future Trends in the Airline Industry

     The commercial aviation industry has been negatively impacted by a number of factors beginning in 2001. First, the U.S. and world economies experienced an economic downturn that began in 2001 and was characterized by rapid declines in securities markets, a decline in productivity and an increase in unemployment. Second, the terrorist attacks of September 11, 2001 caused an immediate decline in airline travel and a high level of financial uncertainty among the worldwide airline industry. In addition, airline travel decreased significantly in 2003 as a result of both the commencement of military action by the United States and other countries in Iraq and the concerns over outbreaks of severe acute respiratory syndrome (SARS) in Asia and Canada. In response to these events, beginning in the fourth quarter of 2001 many airlines, including our largest customers, reduced their flight schedules for the long term and announced significant lay-offs. As a result, we agreed to modify certain delivery schedules to adjust to the changes in our customers’ businesses and reduced scheduled commercial airline, corporate jet and government transportation aircraft deliveries. In 2002, we reduced our delivery schedule to 131 aircraft as compared to planned 2002 deliveries of 205 at August 31, 2001. We also reduced our 2003 scheduled deliveries from 148 aircraft originally planned to 101 actual deliveries. We have also re-evaluated our risk exposure related to aircraft valuations and customer credit risk, which resulted in charges to income. Although the U.S. and world economies have begun to recover in 2004, many airlines continue to face weak demand, escalating insurance costs, increased security costs, credit downgrades, liquidity concerns and bankruptcy, and, more recently, sharply higher fuel costs. A further downturn in general economic conditions could result in further reduction in the passenger aircraft market and decreased orders for our commercial aircraft. See “Item 3D. Risk Factors—Risks Relating to Embraer—A downturn in the commercial airline market may reduce our sales and revenue, and consequently our profitability, in any given year.”

     We believe that the recent volatility in demand for air travel has demonstrated the demand to match aircraft capacity to market demand more accurately. Similarly, we believe there is the need for aircraft that can be deployed strategically across a full range of seat capacities. As airlines act to right-size their fleets to serve these needs, equipment distribution in fleets around the world will change. We expect this equipment distribution to take advantage of new and existing products in the 30-120 seat category. We believe that the 30-60, 61-90 and 91-120 seat segments will play important but different roles. We currently believe:

•	airlines will continue to deploy 30-60 seat aircraft to expand hub areas, increase frequencies, explore new market opportunities, stimulate demand, develop secondary hubs, replace turboprops and fly non-stop, point-to-point routes;

•	the 61-90 seat segment will allow airlines to add capacity in markets where the natural growth of regional jet routes requires larger jets. Aircraft in this seat segment will also help airlines to right-size their mainline fleets by diminishing the need to operate larger jets on routes with an excess of passenger demand; and

•	the 91-120 seat segment will benefit those markets currently being served by old, over-sized or inefficient jet fleets and will relieve higher-capacity aircraft to serve large-market, high-volume city pairs over longer routes.

     We also believe that aircraft retirement will impact future fleet composition. We estimate that during the next 20 years, nearly 2,000 aircraft in the 30-120 seat segment are scheduled to be retired. Among existing aircraft in the 61-90 seat segment, we estimate that 63% will be out of service by 2023. Similarly, we estimate that 85% of the aircraft in the 91-120 seat segment will be retired during the same period.

     We expect that in the near future deliveries will be evenly distributed among the three seat categories with North America maintaining the greatest share of total deliveries, followed by Europe.

     We also believe that Latin America, which has the oldest jet fleet, represents a potential replacement opportunity for our products.

     We expect low-fare airlines, which traditionally have focused on short- and medium-haul routes and which have been relatively successful during the recent industry downturn, to continue to expand their market penetration in the low-density and low-capacity markets independently of alliances. We believe that the mid-capacity jets will be an important tool for these low-fare airlines in their expansion efforts.

Brazilian Economic Environment

     The recent events negatively affecting the commercial aviation industry and the ensuing negative effects on the U.S. economy have also adversely affected the global and Brazilian economies and securities markets, and have resulted in:

•	increased volatility in the market price of securities;

•	significant decline in corporate earnings estimates;

•	substantial losses in important industries, including the air transport and insurance industries; and

•	significant erosion of consumer confidence.

     As discussed below, the uncertainty surrounding the U.S., Brazilian and global economies could in turn lead to the Brazilian government changing existing laws or regulations or imposing new ones, and/or the Central Bank changing base interest rates, which could adversely affect our operations.

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

     Rapid changes in Brazilian political and economic conditions that have occurred and may occur in the future will require continued emphasis on assessing the risks associated with our activities and adjusting our business and operating strategy accordingly. Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business. See “Item 3D. Risk Factors — Risks Relating to Brazil.”

     Brazilian economic conditions may also be negatively affected by economic and political conditions elsewhere, particularly in other South American and emerging market countries. Although economic conditions are different in each country, the reaction of investors in one country may cause the capital markets in other countries to fluctuate. Developments or conditions on other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

     For example, since 1999, the Argentine economy has been in a recession marked by reduced levels of consumption and investment, increasing unemployment and declining gross domestic product. During late 2001, Argentine depositors withdrew their money from banks and sought to remit such funds abroad. In early December 2001, the government restricted the rights of such depositors to withdraw their funds. The economic crisis gave rise to increasing political instability and eventually led to the announcement by Argentina that it would impose a moratorium on the payment of its foreign debt. On January 3, 2002, Argentina formally defaulted on debt held by certain foreign creditors. On January 7, 2002, Argentina announced that it was devaluing its peso by 29%, ending the peso’s decade-old one-to-one peg with the U.S. dollar. In 2002, the Argentine peso experienced a devaluation of over 200% against the U.S. dollar. Although the Argentinean economic scenario has improved during 2003, the political and economic crises in Argentina have negatively affected investors’ perceptions of risks in Brazil.

     The recent political crisis in Venezuela has also influenced investors’ perception of risk in Brazil. Although market concerns that similar crises would ensue in Brazil have not become a reality to date, the volatility in market prices for Brazilian securities increased in 2001 and 2002. Instability in the Brazilian financial markets caused by the Argentine and Venezuelan crises and other developments in the international financial markets, including the deterioration of worldwide market conditions caused by the war in Iraq, may adversely affect our financial condition and, specifically, our ability to raise capital when needed and the market price of the preferred shares and ADSs.

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

	1999	2000	2001	2002	2003
Inflation (General Market Price Index)	20.1%	9.9%	10.4%	25.3%	8.7%
Devaluation (appreciation) (R$ vs. US$)	48.0%	9.3%	18.7%	52.3%	(18.2)%

     Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations.

     Inflation and exchange rate variations affect our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar and increases when the real appreciates. In periods of devaluation of the real, we report (a) a remeasurement loss on real-denominated monetary assets and (b) a remeasurement gain on real-denominated monetary liabilities.

     Finally, because revenues in our defense business were historically denominated principally in reais, while our costs for materials for this segment were principally denominated in U.S. dollars, devaluation of the real adversely affected margins in our defense business. However, because our defense business has become more international, revenues have principally been denominated in U.S. dollars over the last three years. As a consequence, our exposure to exchange rate variations has been reduced to only 20% of our total defense sales in 2002, compared to 30% in 2001 and 2002. In addition, some of our real-denominated defense contracts have been adjusted to reflect the effects of both Brazilian inflation and R$/US$ exchange rate variations, which has the effect of further decreasing the exposure of our defense business to devaluation of the real.

Critical Accounting Estimates

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

Sales and Other Operating Revenues

     We generally recognize sales of our commercial and corporate aircraft as deliveries are made. In our defense aircraft segment, we perform work under long-term development contracts for the Brazilian government and other governments, and we recognize revenue in accordance with the percentage of completion method. Revenue recognized under this method is based on actual costs incurred and an estimate of the total remaining costs to be incurred prior to completion of the contract. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Anticipated losses, if any, under these contracts are accrued when known and are recorded based on management’s estimate of such losses.

Product Warranties

     Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by us. We recognize warranty expense, as a component of selling expenses, at the time of sale based on the estimated amounts of warranty costs expected to be incurred, which are typically expressed as a percentage of the sales price of the aircraft. These estimates are based on a number of factors, including our historical warranty claim and cost experience, the type and duration of the warranty coverage, volume and mix of aircraft sold and in service and warranty coverage available from the related suppliers. The warranty period ranges from two years for spare parts to five years for components that are a part of the aircraft when sold.

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

Guarantees, Repurchase Commitments and Trade-In and Trade-Up Rights

     We have provided sales incentives in the form of financial and residual value guarantees, repurchase commitments and trade-in and trade-up rights related to our aircraft. We review the value of these commitments relative to the aircraft’s anticipated future fair value and, in the case of financial guarantees, the creditworthiness of the obligor. Provisions and losses are recorded when and if payments become probable and are reasonably estimable. We estimate future fair value using third party appraisals of aircraft valuations, including information developed from the sale or lease of similar aircraft in the secondary market. We evaluate the creditworthiness of obligors for which we have provided credit guarantees by analyzing a number of factors, including third party credit ratings and estimated obligors’ borrowing costs.

     In accordance with FASB of Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others,” we record third-party guarantees on our balance sheet at their fair value. FIN 45 has the general effect of delaying the recognition of the portion of our revenue sales that are accompanied by certain third-party guarantees. These estimates of fair value are based on certain assumptions, including the probability of default by the ultimate obligor and the market value of the mortgaged assets. As a result, actual losses under financial guarantees may differ from the amounts recognized on our balance sheet, and, consequently, could negatively affect future operating results. During 2003, we do not believe that the fair value of the guarantees we recorded was material.

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

	At December 31,
	2001		2002		2003
Commercial Airline
Deliveries
ERJ 145		104		82		57
ERJ 135		27		3		14
ERJ 140		22		36		16
EMB 120 Brasília		2		—		—
Defense
Deliveries		3		7		4
Corporate
Deliveries (1)		5		8		13
Other Operating Information
Total backlog (in millions)(2)	US$	10,693	US$	9,034	US$	10,591

(1)	Of the 13 corporate deliveries in 2003, two were delivered under operating leases.

(2)	Since December 31, 2003, we received 22 additional firm orders for our ERJ 145 regional jet family and 28 additional firm orders for our EMBRAER 170/190 jet family.

Net Sales

     We generate revenue primarily from sales of commercial aircraft. We also generate revenue from the sale of defense aircraft, and from the sale of our Legacy corporate jets. Net sales of commercial and corporate aircraft are denominated in U.S. dollars. Of defense net sales, sales to the Brazilian government are partially indexed to the U.S. dollar and accounted for 39.3% in 2003. Finally, we generate revenue from our other related businesses, which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services), operating leases and single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers.

     We generally recognize revenue for the sale of our commercial and corporate aircraft when the aircraft is delivered to the customer. We customarily receive a deposit upon signing of the purchase agreement for the sale of our commercial and corporate aircraft and progress payments in the amount of 5% of the sales price of the aircraft 18 months, 12 months and six months before scheduled delivery. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery. Payments in advance of delivery are recorded under customer advances as a liability on our balance sheet and, when we deliver the aircraft, these payments are recorded as net sales.

     As a result of a decrease in the amounts available under the ProEx program in 1999, we assisted some of our affected customers in restructuring their financing arrangements. In cases in which we were not able to restructure these arrangements, we provided special price adjustments to these customers to maintain the effective interest rates in their original financing arrangements.

     Our sales contracts with our customers typically include adjustments to the purchase price of the aircraft based on an escalation formula which reflects, in part, inflation in the United States. The deposits, progress payments and option payments are generally non-refundable. Once a customer decides to exercise an option, we account for it as a firm order and we begin to receive progress payments and recognize revenue upon delivery as discussed above.

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

Cost of Sales and Services

     Our cost of sales and services consists primarily of:

•	Material — These costs are primarily U.S. dollar-denominated. Substantially all of our materials costs are covered by contracts with our suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•	Labor — These costs are primarily real-denominated.

•	Depreciation — We depreciate our property, plant and equipment over their useful lives, ranging from five to 48 years, on a straight line basis. On average, our property, plant and equipment is depreciated over 13 years.

Recent Developments

     On May 14, 2004, we announced our unaudited financial results for the first quarter of 2004. We delivered 23 aircraft, including the first eight EMBRAER 170 aircraft, during this period, the same total number of aircraft as were delivered in the first quarter of 2003.

     Our net sales for the quarter were US$626.2 million, an increase of 28.1% compared to the same period in 2003. Commercial airline net sales increased 13.8%, from US$389.3 million in the first quarter of 2003 to US$443.2 million in the first quarter of 2004, due to the first deliveries of the EMBRAER 170, which has a higher average sales price than the aircraft in the ERJ 145 jet family. Defense segment net sales increased 136.8%, from

US$55.2 million in the first quarter of 2003 to US$130.7 in the first quarter of 2004, due the recognition of revenues related to the Mexican and Greek government programs as well as Brazilian government programs for the EMB AEW&C and the F-5. Other related business segment net sales increased 80.3% from US$29.0 million in the first quarter of 2003 to US$52.3 million in the first quarter of 2004. We did not recognize any sales in our corporate segment during the quarter.

     Costs of sales and services for the quarter totaled US$424.2 million, compared to US$294.7 million in the first quarter of 2003, resulting in a gross margin of 32.3%, compared to 39.7% in the first quarter of 2003. Gross margin decreased as a result of the costs associated with the commencement of the production of the EMBRAER 170, eight of which were delivered in the first quarter of 2004, and the 1.2% negative impact of the reassessment of future costs related to certain defense contracts, for which costs are recognized under the percentage of completion method.

     Operating expenses for the first quarter of 2004 were US$49.0 million, a decrease of 55.9% compared to the first quarter of 2003. This decrease was mainly due to the recognition as operating income of US$88.7 million in payments received from our risk-sharing partners as a result of the achievement of certain EMBRAER 170/190 jet family development contractual milestones.

     As a result, our net income for the first quarter of 2004 was US$103.3 million, compared to US$44.0 million in the first quarter of 2003. Net income as a percentage of net sales was 16.5%, compared to 9.0% in the first quarter of 2003.

Results of Operations

     The following table presents income statement data by business segment.

Summary Financial Data by Business

	Operating income
	Year ended December 31,
	2001		2002		2003
	(in millions of dollars)
Net sales:
Commercial Airline	US$	2,552.5	US$	2,110.3	US$	1,526.4
Defense		124.0		127.3		262.4
Corporate		72.6		144.9		175.4
Other related businesses		177.9		143.3		179.3

		2,927.0		2,525.8		2,143.5
Cost of sales and services:
Commercial Airline		(1,536.8)		(1,243.9)		(924.9)
Defense		(105.2)		(79.5)		(205.8)
Corporate		(47.0)		(104.6)		(124.4)
Other related businesses		(80.2)		(103.7)		(79.9)

		(1,769.2)		(1,531.7)		(1,335.0)
Gross profit:
Commercial Airline		1,015.7		866.4		601.5
Defense		18.8		47.8		56.6
Corporate		25.6		40.3		51.0
Other related businesses		97.7		39.6		99.4

		1,157.8		994.1		808.5
Operating expenses:
Commercial Airline		(258.6)		(335.6)		(345.7)
Defense		(23.4)		(15.7)		(15.7)
Corporate		(9.3)		(28.4)		(38.6)
Other related businesses		(61.4)		(31.2)		(34.1)
Unallocated corporate expenses		(153.7)		(113.6)		(109.6)

		(506.4)		(524.5)		(543.7)

Income from operations	US$	651.4	US$	469.6	US$	264.8

     The following table sets forth income statement information, and such information as a percentage of our net sales, for the periods indicated.

	Year ended December 31,
	2001			2002			2003
	(in millions of dollars, except percentages)
Net sales	US$	2,927.0	100.0%	US$	2,525.8	100.0%	US$	2,143.4	100.0%
Cost of sales and services		(1,769.2)	60.4		(1,531.7)	60.6		(1,335.0)	62.3

Gross profit		1,157.8	39.6		994.1	39.4		808.4	37.7
Operating expense
Selling expenses		(212.1)	7.2		(211.0)	8.4		(206.2)	9.6
Research and development		(99.6)	3.4		(158.5)	6.3		(173.2)	8.1
General and administrative		(120.8)	4.1		(109.7)	4.3		(114.7)	5.3
Employee profit sharing		(43.7)	1.5		(25.2)	1.0		(20.4)	1.0
Other operating expenses, net		(30.5)	1.1		(20.5)	0.8		(29.1)	1.4
Equity on income (loss) from affiliates		0.3	—		0.4	—		—	—

Income from operations		651.4	22.3		469.6	18.6		264.8	12.3
Non-operating income (expense)
Interest income (expense)		47.5	1.6		80.5	3.2		(140.8)	6.6
Foreign exchange loss, net		(148.6)	5.1		(135.6)	5.4		(16.5)	0.8
Other non-operating income (expense), net		(8.5)	0.3		(1.5)	—		0.7	—

Income before income taxes		541.8	18.5		413.0	16.4		108.2	5.0
Income tax benefit (expense)		(218.4)	7.5		(188.5)	7.5		28.0	1.3

Income before minority interest		323.4	11.0		224.5	8.9		136.2	6.3
Minority interest		(0.4)	—		(1.9)	0.1		(0.2)	—

Income before cumulative effect of accounting change		323.0	11.0		222.6	8.8		136.0	6.3
Cumulative effect of accounting change, net of tax		5.4	0.2		—	—		—	—

Net income	US$	328.4	11.2%	US$	222.6	8.8%	US$	136.0	6.3%

2003 Compared with 2002

     Net sales. Net sales decreased 15.1% from US$2,525.8 million in 2002 to US$2,143.4 million in 2003. Net sales in the commercial airline segment decreased 27.7% from US$2,110.3 million in 2002 to US$1,526.4 in 2003. Defense net sales increased 106.1% from US$127.3 million in 2002 to US$262.4 million in 2003. Corporate net sales increased 21.0% from US$144.9 million in 2002 to US$175.4 million in 2003. Net sales from other related businesses increased 25.1% from US$143.3 million in 2002 to US$179.3 million in 2003.

     The decrease in commercial airline sales is primarily due to fewer aircraft deliveries to the commercial airline market in 2003 as a consequence of the continuing worldwide airline crisis. The increase in corporate net sales resulted from increased deliveries of the Legacy in 2003. The increase in net sales from other related businesses is mainly due to an increase in sales of spare parts, as a result of an increase in aircraft in service, partially offset by our customers’ continued cost cutting measures, as well as an increase in sales revenues related to operating leases. The increase in defense net sales is primarily due to the recognition of sales under the Mexican and Greek government programs for the EMB 145 and AEW&C, and under the Brazilian government’s programs for the EMB 145AEW&C, ALX and F-5.

     Cost of sales and services. Cost of sales and services decreased 12.8% from US$1,531.7 million in 2002 to US$1,335.0 million in 2003, due to the reduction in number of aircraft delivered to the commercial airline market during 2003, partially offset by an increase in costs in the defense and corporate segments. Cost of sales and services as a percentage of net sales increased slightly to 62.3% in 2003, compared to 60.6% in 2002.

     Gross profit. Our gross profit decreased 18.7% from US$994.1 million in 2002 to US$808.4 million in 2003, primarily as a result of the reduction in deliveries in the commercial airline market. As a result of the decline in cost of sales and services, our gross margin decreased from 39.4% in 2002 to 37.7% in 2003.

     Operating expenses. Operating expenses increased by 3.6% from US$524.5 million in 2002 to US$543.6 million in 2003. This increase was attributable primarily to an increase of 9.2% in research and development from US$158.5 million in 2002 to US$173.2 million in 2003, principally related to higher development costs for the EMBRAER 170/190, which is approaching the later stages of development, and to improvements to our corporate jets. Research and development is presented net of contributions from suppliers, which are earned based on meeting specified milestones.

     In 2003, selling expenses were relatively stable as compared to 2002. As a percentage of net sales, selling expenses increased from 8.4% in 2002 to 9.6% in 2003 despite lower deliveries, due to an increase in the non-cash charge related to financial guarantees of US$26.2 million and an increase of US$12.6 million related to salaries and benefits attributable to the new commercial aircraft sales force structure created to support the EMBRAER 170/190, offset by a decrease of US$23.9 million in our provision for product warranties, as well as a US$31.2 million decrease in customer training and technical assistance expenses. The increase of US$26.2 million in our non-cash charge was caused by the effect of the economic downturn in the airline industry on our risk analysis of financial guarantees.

     General and administrative expenses increased 4.6% from US$109.7 million in 2002 to US$114.7 million in 2003, due to the effects on the real-denominated portion of this item resulting from the 18.2% appreciation of the real during 2003, offset by a 19.1% decrease in profit sharing related to the reduction in net income and dividends. Other operating expense, net, increased US$8.6 million, due to an expense of US$10.1 million primarily related to an expense associated with a repossession of certain aircraft intended for Indigo, which had its contract cancelled in August 2003.

     Operating expenses as a percentage of net sales increased from 20.8% in 2002 to 25.4% in 2003, primarily as a result of the decrease in net sales combined with the increases in research and development expenses as well as the non-cash charge for guarantees and the expenses associated with the repossession.

     Interest income (expense), net. Interest income (expense), net, decreased from US$80.5 million in 2002 to an expense of US$140.8 million in 2003, despite higher average cash balances available in 2003, primarily related to losses of US$99.5 million on derivative financial transactions and a US$25.9 million expense related to net monetary and exchange variations due to the effects of the appreciation of the real on net liabilities in foreign currency, primarily taxes and social charges in dispute. See Notes 16 and 20 to our consolidated financial statements.

     Foreign exchange (loss), net. Foreign exchange loss, net, decreased from US$135.6 million in 2002 to US$16.5 million in 2003. These amounts reflect the remeasurement of non-U.S. dollar-denominated assets and liabilities into U.S. dollars and the decrease in net assets denominated in reais, partially offset by a higher rate of appreciation of the reais in 2003.

     Income tax benefit (expense). Income tax decreased from a provision of US$188.5 million in 2002 to a benefit of US$28.0 million in 2003 as a result of a US$22.9 million benefit from payments of interest attributed to shareholders’ equity and a US$49.7 million benefit related to foreign exchange gain/loss on translation to U.S. dollars, which, in accordance with U.S. GAAP, is our functional currency. Our statutory tax rate in 2002 and 2003 was 34%.

     Net income. As a result of the foregoing factors, our net income decreased 38.9% from US$222.6 million in 2002 to US$136.0 million in 2003. Net income decreased as a percentage of net sales. In 2003, net income was 6.3% of net sales as compared to 8.8% in 2002.

2002 Compared with 2001

     Net sales. Net sales decreased 13.7% from US$2,927.0 million in 2001 to US$2,525.8 million in 2002. Commercial airline net sales decreased 17.3% from US$2,552.5 million in 2001 to US$2,110.3 million in 2002. Defense net sales increased 2.7% from US$124.0 million in 2001 to US$127.3 million in 2002. Corporate net sales increased 99.6% from US$72.6 million in 2001 to US$144.9 million in 2002. Net sales from other related businesses decreased 19.4% from US$177.9 million in 2001 to US$143.4 million in 2002.

     The decrease in commercial airline sales is primarily due to the rescheduling of customer deliveries from 2002 to 2003 and thereafter, partially offset by a better product mix and a higher average unit price. The increase in corporate net sales resulted from the start of deliveries of the Legacy at the end of 2001. The decrease in net sales from other related businesses is mainly due to a decrease in sales of spare parts, despite an increase in aircraft in service, due to the economic downturn and our customers’ cost cutting measures.

     Cost of sales and services. Cost of sales and services decreased 13.4% from US$1,769.2 million in 2001 to US$1,531.7 million in 2002, principally due to the reduction in number of aircraft delivered during 2002. Cost of sales and services as a percentage of net sales was relatively stable at 60.6% in 2002, in comparison to 60.4% in 2001.

     Gross profit. Our gross profit decreased 14.1% from US$1,157.8 million in 2001 to US$994.1 million in 2002, primarily as a result of the reduction in deliveries in the commercial airline market. As a result of the decline in cost of sales and services, our gross margin remained relatively stable at 39.6% in 2001 compared to 39.4% in 2002.

     Operating expenses. Operating expenses increased 3.6% from US$506.4 million in 2001 to US$524.5 million in 2002. This increase was attributable primarily to an increase of 59.1% in research and development from US$99.6 million in 2001 to US$158.5 million in 2002, principally related to higher development costs for the EMBRAER 170/190 and the new versions of our regional and corporate jets as we approach the later stages of development. Research and development is presented net of contributions from suppliers, which are earned based on meeting specified milestones. In 2002, selling expenses remained relatively stable, despite lower deliveries, due to both a non-cash charge of US$14.5 million related to financial guarantees and a US$11.6 million increase in our provision for warranties relating to extended warranty terms for new aircraft deliveries. The US$14.5 million non-cash charge was caused by the effect of the economic downturn in the airline industry on our risk analysis of financial guarantees.

     This increase in operating expenses was partially offset by a 9.2% decrease in general and administrative expenses, from US$120.8 million in 2001 to US$109.7 million in 2002, a 42.3% decrease in profit sharing, from US$43.7 million in 2001 to US$25.2 million in 2002, and a 32.8% reduction in other operating expenses, net, from US$30.5 million in 2001 to US$20.5 million in 2002.

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

     Interest income (expense), net. Interest income increased from US$47.5 million in 2001 to US$80.5 million in 2002, despite lower average cash balances primarily due to an increase of US$65.3 million in unearned gains on derivative financial transactions and an increase in net monetary and exchange variations due to the effects of the devaluation of the real on increased indexed net liabilities in foreign currency, primarily taxes and social charges in dispute. See Notes 16 and 20 to our consolidated financial statements.

     Foreign exchange (loss), net. Foreign exchange loss, net, decreased from US$148.6 million in 2001 to US$135.6 million in 2002. These amounts reflect the remeasurement of non-U.S. dollar-denominated assets and liabilities into U.S. dollars and the decrease in net assets denominated in reais, partially offset by a higher rate of devaluation of the reais in 2002.

     Other non-operating income (expense), net. Other non-operating expense, net, decreased from US$8.4 million in 2001 to US$1.4 million in 2002. The decrease in 2002 was primarily due to a decrease in provisions for losses on tax incentive investments from US$8.6 million in 2001 to US$0.7 million in 2002.

     Income tax benefit (expense). Our provision for income taxes decreased from US$218.4 million in 2001 to US$188.5 million in 2002 mainly due to lower taxable profits under the Brazilian Corporate Law financial statements. Our statutory tax rate in each year was 34%.

     Net income. As a result of the foregoing factors, our net income decreased 32.2% from US$328.4 million in 2001 to US$222.6 million in 2002. Net income decreased as a percentage of net sales. In 2001, net income was 11.2% of net sales as compared to 8.8% in 2002.

5B. Liquidity and Capital Resources

     Our liquidity needs arise principally from research and development, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs. We believe that these sources of funds will be sufficient to fund our future liquidity needs, to continue to develop the EMBRAER 170/190 jet family, make other planned capital expenditures and pay dividends. However, our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of the economic downturn and the financial volatility in the airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

Working Capital and Net Cash Provided by Operating Activities

     We had a working capital surplus of US$871.2 million at December 31, 2002 and US$900.3 million at December 31, 2003. Working capital slightly increased. We had increased inventories of US$292.5 million as a result of increased inventories for the EMBRAER 170/190 jet family due to the postponement of the certification of the EMBRAER 170 and the production of the pre-series aircraft for the EMBRAER 170/190 jet family, partially offset by reduced production of the ERJ 145 regional jet family. Total inventories of EMBRAER 170/190 pre-series aircraft increased from US$56.6 million in 2002 to US$112.6 million in 2003 and included, as of December 31, 2003, six EMBRAER 170 and two EMBRAER 175 pre-series aircraft. As of December 31, 2003, we had also commenced production of the first EMBRAER 190 pre-series aircraft. In addition, we had a US$379.5 million decrease in accounts receivable due to the receipt of proceeds from financing provided by BNDES to our customers.

     We generated net cash provided by operating activities of US$239.6 million in 2003, as compared to net cash provided by operating activities of US$575.7 million in 2002 and net cash used in operating activities of US$207.4 million in 2001. Net cash provided by operating activities decreased in 2003 as a result of the decrease of US$300.8 million in our accounts receivable, an increase of US$234.4 million in our inventories and a decrease in our operating income. At December 31, 2003, advances from customers totaled US$559.2 million, 80.2% of which represented current liabilities.

Net Cash Used in Investing Activities

     Our net cash used in investing activities was US$72.7 million in 2003 compared to US$104.2 million in 2002 and US$162.8 million in 2001. The decrease in 2003 was mainly due to a decrease in investments in property, plant and equipment.

Capital Expenditures

     We recorded additions to property, plant and equipment of US$64.8 million in 2003, US$111.0 million in 2002 and US$143.8 million in 2001. These expenditures related to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models.

     We currently expect investments in property, plant and equipment to total approximately US$64.0 million in 2004 and an additional US$81.0 million in 2005, primarily related to the production of the EMBRAER 170/190 jet family, as well as our defense aircraft and corporate jets.

Cash Provided by (Used in) Financing Activities and Total Debt

     Our net cash provided by (used in) financing activities increased from net cash used in financing activities of US$352.4 million in 2002 to net cash provided by financing activities of US$403.8 million in 2003. The increase was primarily due to a decrease in repayments of loans and a decrease in payments of dividends and interest on shareholders’ equity. Our net cash provided by (used in) financing activities decreased from net cash provided by financing activities of US$134.4 million in 2001 to net cash used in financing activities of US$352.4 million in 2002.

     At December 31, 2003, we had total debt of US$1,043.7 million under our financing arrangements described below, 50.4% of which consisted of long-term debt and 49.6% of which consisted of short-term debt. In comparison, we had total debt of US$552.6 million at December 31, 2002 and US$771.7 million at December 31, 2001, consisting of 55.8% and 31.8% of long-term debt, respectively. Our total debt increased from 2002 to 2003 largely due to new borrowings.

     Total debt consists of amounts recorded as loans on our balance sheet and excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purposes entities, or SPEs. In structured financings, an SPE purchases aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of an aircraft purchase through an SPE, and a portion of the credit risk remains with that third party. Under U.S. GAAP, leasing transactions made through an SPE were required to be consolidated if the equity contribution of independent third parties was less than 3% of the fair value of the SPE’s assets. Some of the SPEs, through which we sell aircraft, were formed without any equity contribution and, therefore, are consolidated. In 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51,” which was subsequently modified by FIN 46R. FIN 46 and FIN 46R provide a new framework for identifying variable interest entities, or VIEs, and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. See “ — Recent Accounting Pronouncements” below for a further discussion of FIN 46 and FIN 46R.

     The effect of consolidating our SPEs resulted in non-recourse debt at December 31, 2003, reflected as a separate line item on our balance sheets, of US$1,492.4 million and collateralized accounts receivable of US$1,750.9 million. We have no actual obligation for US$1,492.4 million of this non-recourse debt other than potentially under existing financial guarantees. The non-recourse debt is collateralized by the collateralized accounts receivable and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future. The remaining US$258.5 million of debt is recourse to us as a result of pending equity contributions and is secured by a pledge of a deposit with a financial institution. These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same. See Note 8 to our consolidated financial statements.

Credit Facilities and Lines of Credit

     Long-term facilities

     We maintain credit facilities with BNDES in a total amount of US$61.4 million outstanding at December 31, 2003, of which US$19.9 million is related to the development of the ERJ 145, and with FINEP in a total amount of US$5.0 million outstanding at December 31, 2003, primarily to fund development costs of the AL-X . The total amounts borrowed under the BNDES and FINEP credit facilities are due October 2008 and November 2009, respectively. Amounts borrowed from BNDES are secured by first, second and third mortgages on our properties in Brazil, as well as first priority mortgages on seven EMB 120 Brasília aircraft. The interest rates on these facilities are either fixed at 5.5% per annum or range from TJLP plus 3.0% to TJLP plus 5.5% per annum. For BNDES borrowings, we also paid fees at the rate of 0.35% of the sales price of 420 ERJ 145s sold between January 1, 1997 and August 1, 2002.

     We have a credit facility with the Tokyo Branch of The Chase Manhattan Bank under which we borrowed the Japanese yen equivalent of US$150.0 million, principally to fund our purchase of aircraft component parts, of which US$104.1 million remains outstanding. This loan matures in December 2006 and bears an interest rate equal to the twelve-month Japanese interbank deposit rate, or JIBOR, plus 1.1% per annum. On September 20, 2002, we secured a US$100.0 million credit facility with Mitsui & Co., Ltd. and borrowed the full amount available thereunder, of which US$100.9 million remains outstanding as of December 31, 2003. This loan matures in 2009 and bears interest at an interest rate of LIBOR plus 2.2%. The facility is guaranteed by Unibanco – União de Bancos Brasileiros SA. The facility provides that if we fail to maintain a minimum of 100 firm orders during the duration of the facility, Mitsui & Co. Ltd has the right to declare all amounts outstanding under this facility due and payable. In addition, the facility provided that Mitsui had a similar right if we failed to obtain certification of the EMBRAER 170 prior to December 2003. The facility was amended in November 2003 to provide for the extension to March 2004 of the deadline for certification of the EMBRAER 170, which was ultimately obtained in February 2004. We also have a US$100.0 million credit facility with Santander Central Hispano Benelux S.A. to fund our purchases of wings and other equipment from Gamesa. As of December 31, 2003, US$96.1 million was outstanding under this facility and we have additional availability of US$4.8 million through March 2004. Amounts outstanding under this facility bear interest at a fixed rate of 4.49% per annum. In July 2003, we signed a credit agreement with Sumitomo Mitsui Banking Corp. and other lenders providing for a term loan of US$200.0 million, at a rate of LIBOR plus 2.97% per annum, to purchase materials for the manufacture of the EMBRAER 170/190 jet family. We borrowed the full amount under this facility in July 2003, of which US$200.7 million remains outstanding as of December 31, 2003. We have various other loans and credit agreements with aggregate outstanding borrowings of US$109.6 million at December 31, 2003. In May 2004, we signed a mandate letter with the International Finance Corporation for a possible financing through a syndicated facility of up to US$100 million.

     Each of our long-term financing arrangements includes customary covenants and restrictions, including those that require us to maintain defined debt liquidity and interest expense coverage ratios, with which we were in compliance at December 31, 2003 and none of which are expected to have a material effect on our business. See Note 18 to our consolidated financial statements for further information on these financing arrangements.

     Short-term facilities

     We obtain short-term financing primarily from Brazilian banks in the form of advances against exchange contracts that we enter into with those banks relating to payments we are entitled to receive within a period of not more than 360 days prior to delivery of aircraft. At December 31, 2003, we had US$180.3 million outstanding under these arrangements.

     In addition, we maintain short-term import financing lines of credit in Brazil. As of December 31, 2003, US$133.8 million was outstanding under these lines of credit. We maintain subsidiary lines of credit from time to time to finance working capital requirements for these subsidiaries. At December 31, 2003, we had US$51.8 million of outstanding debt under these lines of credit. See Note 18 to our consolidated financial statements for further information on our short-term financing arrangements.

Capital Contributions and Issuances of Capital Stock

     During 2003, we received capital contributions in the aggregate amount of US$4.0 million, representing the issuance of preferred shares upon the exercise of options. During 2003, we issued 3,056,228 preferred shares at a weighted average exercise price of R$3.77 per share. In addition, through June 7, 2004, 1,208,498 preferred shares were issued upon the exercise of options at an average exercise price of R$4.28 per share.

Recent Accounting Pronouncements

     In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” or FIN 46, which clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” relating to consolidation of certain entities. FIN 46 requires the identification of our participation in variable interest entities, or VIEs, which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a standalone basis or whose equity holders lack certain characteristics of a controlling financial interest. For entities identified as VIEs, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses or stands to gain from a majority of its expected returns. FIN 46 also requires certain disclosures regarding interests in VIEs that are deemed significant, even if consolidation is not required. In December 2003, FIN 46 was substantially revised and a new interpretation, FIN 46 (revised), or FIN 46R, was issued. FIN 46R (i) clarified some FIN 46 requirements, (ii) eased some implementation problems, and (iii) added new scope exceptions. In addition, FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities created after February 1, 2003 that are considered special-purpose entities, or SPEs, under FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. For foreign private issuers who only report on an annual basis, the effective date of FIN 46R is the beginning of the first annual period after December 15, 2003. For SPEs created by foreign private issuers after February 1, 2003, however, the effective date is no later than the end of the first reporting period ending after December 15, 2003.

     We will adopt FIN 46R in 2004. Such adoption will not have any significant effect on us, as the VIEs deemed to be within the scope of such Interpretation are SPEs that have already been consolidated through other authoritative accounting rules, as further discussed in Note 8.

     In addition, we use exclusive investment funds to invest in underlying portfolios managed by third party asset management entities. Such asset management entities have authority, based on investment strategy guidelines provided by us, to make overall operating and financial decisions related to the investment fund, including acquisition and disposition of the underlying marketable securities. The funds are considered to be VIEs of which we are the primary beneficiary, as defined by FIN 46R. Upon adoption of FIN 46R in 2004, we will be required to consolidate the underlying assets of these funds in Brazil, currently classified as cash and cash equivalents. This consolidation may cause certain reclassifications, primarily between cash and cash equivalents and short-term investments. Considering the composition of the fund portfolio as of December 31, 2003, we believe that adoption of FIN 46R will not have a material impact on our cash and cash equivalents position.

     In May 2003, FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement requires that an issuer classify a financial instrument within its scope as a liability. The initial adoption of this accounting pronouncement will not affect our consolidated financial statements.

     In December 2003, FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), or SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88 and 106.” SFAS 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. However, there is a provision deferring the effectiveness of this new rule for foreign plans until periods ending after June 15, 2004, which is applicable to us. SFAS 132 (revised 2003) replaces the disclosure requirements in SFAS 87, SFAS 88 and SFAS 106. It addresses disclosures only and does not address measurement and recognition accounting for pension and postretirement benefits. SFAS 132 (revised 2003) requires additional disclosures related to the description of plan assets, including investment strategies, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other defined benefit postretirement plans.

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

     We invest significantly in the development of new projects. Total research and development expenses for 2001, 2002 and 2003, including expenses related to the development of the EMBRAER 170/190 jet family, were US$99.6 million, US$158.5 million and US$173.2 million, respectively, net of cash contributions provided by risk-sharing partners. Research and development costs as a percentage of net sales were 3.4% in 2001, 6.3% in 2002 and 8.1% in 2003. The increases in the percentages in 2002 and 2003 reflect principally the costs related to the EMBRAER 170/190 jet family. In 2004, we expect our research and development costs to total approximately US$174.0 million. We do not record an expense for research and development of defense programs as they are funded by the Brazilian government and other government customers. Most of our research and development expenses are associated with a particular program, whether commercial, corporate or defense.

     We receive additional funds from risk-sharing partners to fund our cash costs for our commercial research and development. In addition, the Brazilian and other governments fund substantially all of our defense research and development costs under long-term development contracts.

5D. Trend Information

     The following table summarizes our commercial airline sales order book at March 31, 2004. Our total firm order backlog at that date, including corporate jets and defense aircraft, was US$10.9 billion (US$10.6 billion at December 31, 2003).

	Firm			Firm Order
	Orders	Options	Deliveries	Backlog
In the Commercial Airline Market
EMB 120 Brasília	352	—	352	—
ERJ 135	122	2	105	17
ERJ 140	94	20	74	20
ERJ 145	697	440	545	152
EMBRAER 170	133	162	8	125
EMBRAER 190	110	150	—	110
EMBRAER 195	15	30	—	15

     The following tables set forth our commercial airline order book at March 31, 2004 by aircraft type, customer and country.

ERJ 135:

				Firm Order
Client	Country	Firm Orders	Deliveries	Backlog
American Eagle	USA	40	40	0
British Midland	Great Britain	4	2	2
City Air	Sweden	2	2	0
Express Jet	USA	30	30	0
Flandre Air	France	3	3	0
Pan Européenne	France	1	1	0
Proteus	France	3	3	0
Regional Airlines	France	3	3	0
SA Airlink	South Africa	20	5	15
Jet Magic	Ireland	1	1	0
Republic (Wexford)	USA	15	15	0

TOTAL		122	105	17

ERJ 140:

				Firm Order
Client	Country	Firm Orders	Deliveries	Backlog
American Eagle	USA	59	59	0
Midwest	USA	20	0	20
Republic (Wexford)	USA	15	15	0

TOTAL		94	74	20

ERJ 145:

				Firm Order
Client	Country	Firm Orders	Deliveries	Backlog
Aerolitoral	Mexico	5	0	5
Air Caraibes	Guadaloupe	2	2	0
Alitalia	Italy	14	14	0
American Eagle	USA	136	71	65
Axon Airlines	Greece	3	3	0
British Midland	Great Britain	11	9	2
British Regional	Great Britain	23	23	0
Brymon	Great Britain	7	7	0
China Southern	China	6	0	6
Cirrus	Germany	1	1	0
ERA	Spain	2	2	0
Express Jet	USA	245	200	45
Flandre Air	France	7	5	2
GECAS (PB Air)	USA	2	2	0
KLM Exel	Holland	2	2	0
LOT	Poland	14	14	0
Luxair	Luxemburg	9	9	0
Mesa	USA	36	36	0

				Firm Order
Client	Country	Firm Orders	Deliveries	Backlog
Portugalia	Portugal	8	8	0
Proteus	France	11	8	3
Regional Airlines	France	17	14	3
Rheintalflug	Austria	3	3	0
Rio-Sul	Brazil	16	16	0
Sichuan Airlines	China	5	5	0
Skyways AB	Sweden	4	4	0
SWISS	Switzerland	25	25	0
Trans States	USA	15	15	0
Republic (Wexford)	USA	68	47	21

Total		697	545	152

EMBRAER 170:

				Firm Order
Client	Country	Firm Orders	Deliveries	Backlog
Air Caraibes	Guadaloupe	2	0	2
Alitalia	Italy	6	1	5
Cirrus	Germany	1	0	1
GECAS	USA	5	3	2
LOT	Poland	6	0	6
Republic Airways	USA	13	0	13
SWISS	Switzerland	15	0	15
US Airways	USA	85	4	81

Total		133	8	125

EMBRAER 190:

				Firm Order
Client	Country	Firm Orders	Deliveries	Backlog
Jet Blue	USA	100	0	100
Undisclosed		10	0	10

Total		110	0	110

EMBRAER 195:

				Firm Order
Client	Country	Firm Orders	Deliveries	Backlog
SWISS	Switzerland	15	0	15
Total		15	0	15

     For additional information regarding trends in our business, see “Item 4B. Business Overview — Business Strategies” and “Item 5A. Operating Results — Current Conditions and Future Trends in the Airline Industry.” For risks affecting our business, see “Item 3D. Risk Factors.”

5E. Off-Balance Sheet Arrangements

     We participate in a number of off-balance sheet arrangements, principally relating to repurchase, trade-in and trade-up obligations and financial and residual value guarantees. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Repurchase, Trade-in and Trade-up Obligations

     We may have to repurchase a number of our aircraft. Under the relevant purchase contracts, the price per aircraft of any required repurchase is less than the original purchase price of the aircraft and less than our estimate at that time of the market value of the relevant aircraft type in future years (based on third party appraisals of aircraft valuations). If we are required to repurchase all of the relevant aircraft under our repurchase obligation, which covers the period from 2004 to 2006, we could be required to pay up to approximately US$500 million for these aircraft. Based on our current estimates and third party appraisals, we believe that any repurchased aircraft could be sold without any material gain or loss. We were not required to repurchase any aircraft in 2003.

     In connection with the signing of a purchase contract for new aircraft, we may provide trade-in and or trade-up options to our customers. These options provide a customer with the right to trade in or trade up existing aircraft upon the purchase of a new aircraft. At December 31, 2003, six commercial aircraft were subject to trade-in options, and additional aircraft may become subject to trade-in options upon delivery. The trade-in price is determined in the manner discussed above for commercial jets. In addition, one corporate jet customer has trade-up options relating to 11 aircraft, which provide that if and when we launch a new corporate jet model, this customer has the right to trade up to the new model. The trade-up price is determined as a percentage of the original purchase price of our corporate jets. We may be required to accept trade-ins or trade-ups at prices that are above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft. Based on our current estimates and third party appraisals, we believe that any aircraft accepted for trade-in or trade-up could be sold without any material gain or loss. In 2003, we were not required to accept any aircraft for trade-in or trade-up.

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

     Assuming all customers supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$1.4 billion as of December 31, 2003. For further discussion of these off-balance sheet arrangements, see Note 34 of our consolidated financial statements. We have deposited US$192.7 million in escrow accounts to secure a portion of our financial guarantees. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2003) and from other offsetting collections, such as cash deposits, would exceed our exposure by US$253 million.

     Our residual value guarantees typically ensure that in the 15th year after delivery, the relevant aircraft will have a residual market value of 10% to 27% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions.

     For a discussion of the risks related to our repurchase, trade-in and trade-up obligations and our financial and residual value guarantee obligations, see “Item 3D. Risk Factors — Risk Relating to Embraer — Our aircraft sales are subject to cancellation provisions, repurchase, trade-in and trade-up options and financial and residual value guarantees that may reduce our cash flow or require us to make significant cash disbursements in the future.”

     We continually re-evaluate our risk under our guarantees and repurchase, trade-in and trade-up obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers. See Note 34 to our consolidated financial statements for a further discussion of these off-balance sheet arrangements.

5F. Tabular Disclosure of Contractual Obligations

     The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2003.

Contractual Obligations	Total		Less than 1 year		1 – 3 years		3 – 5 years		More than 5 years
Loans	US$	1,043.7	US$	517.0	US$	206.5	US$	201.9	US$	118.3
Capital lease obligations		8.1		5.3		2.8		—		—
Operating leases		9.6		2.2		2.5		0.9		4.0
Purchase obligations		409.3		409.3		—		—		—
Other long-term liabilities		1,810.9		102.1		341.4		306.2		1,061.2

Total	US$	3,281.6	US$	1,035.8	US$	553.1	US$	509.0	US$	1,183.5

     The above table does not reflect contractual commitments related to repurchase, trade-in and trade-up options and financial and residual value guarantees discussed in “Item 5E. Off-Balance Sheet Arrangements” above. See “Item 3D. Risk Factors — Risk Relating to Embraer — Our aircraft sales are subject to cancellation provisions, repurchase, trade-in and trade-up options and financial and residual value guarantees that may reduce our cash flow or require us to make significant cash disbursements in the future.”

     Purchase obligations consist of accounts payable to suppliers and insurance payables.

     Other long-term liabilities include non-recourse debt in the total amount of US$1,390.3 million that relates to obligations of our consolidated SPEs. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

     Our bylaws provide that the Chief Executive Officer of Embraer is automatically a member of the board of directors. As a result, Maurício Novis Botelho, currently President and Chief Executive Officer of Embraer, is a member of the board of directors. Our controlling shareholders, Cia. Bozano, PREVI and SISTEL, have entered into a shareholders’ agreement which provides that when they appoint members of our board of directors at shareholders’ meetings, they will each appoint two representatives (and alternates), and together they will vote to elect two representatives (and alternates) of the European Aerospace and Defense Group and one representative (and alternate) of the Brazilian government. This representative of the Brazilian government is in addition to the representative that the Brazilian government is entitled to appoint directly as the holder of a common share of a special class, the “golden share.” See “Item 7A. Major Shareholders — Voting Rights — Shareholders’ Agreement” for more information on the shareholders’ agreement. In addition, our bylaws provide that our employees are entitled to two representatives (and alternates) on our board of directors, who are elected at the annual shareholders’ meeting.

     All members of the board of directors serve three-year terms. The term of the mandate of the current members of the board expires in April 2007. Set forth below are the names, ages, positions and brief biographical descriptions of the members of the board of directors at April 26, 2004.

Name	Age	Position	Year First Elected
Luiz Carlos Siqueira Aguiar	41	Chairman of the Board of Directors	2004
Vitor Sarquis Hallack	51	Deputy Chairman of the Board of Directors	1995
Henrique Pizzolato	51	Member of the Board of Directors	2003
Carlyle Wilson	75	Member of the Board of Directors	2000
Carlos Alberto Cardoso Moreira	44	Member of the Board of Directors	2004
Wilson Carlos Duarte Delfino	57	Member of the Board of Directors President and Chief Executive Officer	2004
Maurício Novis Botelho	61	and Member of the Board of Directors	2000
Neimar Dieguez Barreiro	59	Member of the Board of Directors	2004
Rubens Antonio Barbosa	65	Member of the Board of Directors	2004
Isaac Marcel de Picciotto	60	Member of the Board of Directors	2003
Christian Paul Maurice Gras	46	Member of the Board of Directors	2004
Paulo Cesar de Souza Lucas	44	Member of the Board of Directors	1999
Claudemir Marques de Almeida	51	Member of the Board of Directors	2004

     Luiz Carlos Siqueira Aguiar. Mr. Aguiar has been an executive officer of PREVI since February 2003. From August 2000 to February 2003, he was an officer of Banco do Brasil. He also served as Deputy Manager of Banco do Brasil in New York from February 1997 to August 2000. He was previously a member of the board of directors of Seguradora Brasileira de Crédito a Exportação, a Brazilian trade finance insurance company, from May 2001 to February 2003. Since April 2003 and July 2003, respectively, he has served as Deputy Chairman of the board of directors of Companhia Paulista de Força e Luz – CPFL, a utility company, and as member of the Financing Committee of Companhia Vale do Rio Doce – CVRD, a mining company. Mr. Aguiar was elected as a board member and chairman of the board in April 2004, as a representative of PREVI, and his business address is Praia do Botafogo, 501, 4th floor, 22250-040 Rio de Janeiro, RJ, Brazil.

     Vitor Sarquis Hallack. Mr. Hallack has been with the Bozano Group since 1993. He is an executive officer of Cia. Bozano and a board member and an executive officer of Bozano Holdings Ltd. From April 1998 to May 2000, he was an executive officer of Banco Bozano Simonsen S.A. Prior to joining Cia. Bozano, Mr. Hallack was the officer in charge of new business development and the chief financial officer of Companhia Vale do Rio Doce – CVRD, a mining company, from December 1990 to March 1993. Mr. Hallack is a representative of Cia. Bozano, and his business address is Rua Visconde de Ouro Preto, 5, 10th floor, 22250-180 Rio de Janeiro, RJ, Brazil.

     Henrique Pizzolato. Mr. Pizzolato has been the Marketing and Communications Officer for Banco do Brasil since February 2003. From June 1998 to May 2002, he was the Director of Social Security at PREVI. He was also a member of the Board of Banco do Brasil from 1993 to 1996. In addition, Mr. Pizzolato was a member of the board of directors of Telecentrosul and Brasil Telecom, telecommunications companies, from 1999 to 2000. He is a representative of PREVI, and his business address is SBS Quadro 1, Bloco C, Lote 32, Edifício Sede 3, 19th floor, 70073-901 Brasilia, DF, Brazil.

     Carlyle Wilson. Mr. Wilson has been with the Bozano group since 1972. Mr. Wilson is an executive officer of Cia. Bozano and a board member of Bozano Holdings Ltd. Since 1992, Mr. Wilson has been a board member of Berneck Aglomerados, a wood fiber-board manufacturing company. In addition, since 1980, Mr. Wilson has been a board member of Bozano, Simonsen Centros Comerciais S.A., a shopping center administration company, and since 1986 he has been a board member of GD Empreendimentos Imobiliários S.A., a real estate company. From January 1995 to January 2000, Mr. Wilson was an alternate board member of Embraer. Mr. Wilson is a representative of Cia. Bozano, and his business address is Rua Visconde de Ouro Preto, 5, 10th floor, 22250-180 Rio de Janeiro, RJ, Brazil.

     Carlos Alberto Cardoso Moreira. Mr. Moreira has been an Executive Officer of Investments and Financing at SISTEL since June 2000. He served as Officer of Institutional Clients for Banco BMC S/A in São Paulo from June 1992 to November 1999 and as Resident Vice President of Citibank N.A. in São Paulo from May 1988 to May 1992. In addition, Mr. Moreira is a member of the board of directors of the World Trade Center/SP Enterprise, a real estate company, and a member of the board of directors of Companhia Paulista de Força e Luz – CPFL, a utility company. Mr. Moreira is a representative of SISTEL, and his business address is SEP Sul, Quadra 702/902 – Conj. B, Bloco A, Ed. Gal. Alencastro, 2nd floor, 70390-025 Brasília, DF, Brazil.

     Wilson Carlos Duarte Delfino. Mr. Delfino has been the acting President and Chief Executive Officer of SISTEL since January 2004, and has also served as Executive Officer of Planning, Controlling, and Administrative Offices of SISTEL since March 2000. Previously, Mr. Delfino served as Assistant to the Executive Officer responsible for the Coordination of the Committee of Investments of SISTEL from September 1993 to September 1994 and as Manager of the Investment Analysis Department of SISTEL from October 1994 to March 2000. He has also been a member of the board of directors of Paranapanema, a mining company, since April 1998. Mr. Delfino is a representative of SISTEL, and his business address is the same as Mr. Moreira’s above.

     Maurício Novis Botelho. Mr. Botelho has been President and Chief Executive Officer of Embraer since September 1995, as well as an executive officer and/or chairman of the board of several of Embraer’s subsidiaries. Mr. Botelho served as chief executive officer of OTL – Odebrecht Automação & Telecomunicações Ltda., also known as OTL and later named Stelar Telecom, a telecommunications company, from 1988 to 1995. He also served as chief executive officer of CMW Equipamentos S.A., or CMW, an industrial automation company, from 1985 to 1995. He was also the chief executive officer of STL – Engenharia de Sistemas Ltda., also known as STL, a project engineering company, from 1985 to 1995, a partner in Soluções Integradas PROLAN Ltda., also known as PROLAN, a corporate network company, from 1994 to 1995, and executive vice-president of TENENGE – Técnica Nacional de Engenharia Ltda., or TENENGE, a construction company, during 1992. During 1995, Mr. Botelho was an executive officer of Cia. Bozano. Mr. Botelho is a board member pursuant our bylaws, which provides that our Chief Executive Officer is automatically member of the board of directors, and his business address is the address of our principal executive offices.

     Neimar Deiguez Barreiro. Mr. Barreiro has been a Brigadier Major in the Brazilian Air Force since July 2001 and the Secretary of Economy and Financing of the Brazilian Air Force since August 2001. He is also the representative of the Air Force in the Interministerial Follow-up Group of the Strengthening Program of Control of the Brazilian Air Space. He has served in the Brazilian Air Force since 1963. He is the representative of the Brazilian government, through the government’s ownership of the common share of a special class, the “golden share,” and his business address is Esplanada dos Ministérios, Bloco M, 3rd floor, room 05, 70045-900 Brasília, DF, Brazil.

     Rubens Antonio Barbosa. Mr. Barbosa served as the Brazilian Ambassador to the United States from 1999 to 2004. From 1994 to 1999, he served as the Brazilian Ambassador to the Court of St. James. Mr. Barbosa also served as the President of the Association of Coffee Producing Countries – APPC from 1994 to 1999 in London, and has held several positions in the Brazilian government’s Foreign Affairs Division, including, most recently, General Subsecretary for Regional Integration, External Commerce and Economic Affairs for the Ministry of External Relations from December 1991 to December 1993 and Brazilian Coordinator for Mercosul-Southern Cone Common Market from August 1991 to December 1993. Mr. Barbosa is the representative of the Brazilian government and was elected by our shareholders. His business address is Av. Brigadeiro Faria Lima, 2055, 9th floor, conjunto 92, 01452-001 São Paulo, SP, Brazil.

     Isaac Marcel de Piccioto. Mr. Piccioto has been the Corporate Vice President Strategy for the Business Group Airborne Systems at Thales™ since 2001. Prior to that, he occupied several management positions at Thales™ from 1990 to 2000. He was Vice President International Business Development at Philips from 1988 to 1990. From 1974 to 1986, Mr. Piccioto was Corporate Vice President International Marketing, Export Sales Director, Director for Europe, North America and Asia Pacific at Matra. Mr. Piccioto is a representative of the European Aerospace and Defense Group, and his business address is 2, Avenue Gay Lussac, 78851 Elancourt Cedex, France.

     Christian Paul Maurice Gras. Mr. Gras has been Senior Vice President for Latin America for the European Aeronautic, Defense and Space Company since 2003. Previously, he served as Executive Vice President Customer Support of Eurocopter SAS from September 2000 to December 2002, as Chief Executive Officer of the American Eurocopter Corporation from 1997 to 2000 and as Chief Executive Officer of the Eurocopter subsidiary in Mexico and President of Marketing and Customer Support from 1994 to 1996, all of which are helicopter manufacturing corporations. Mr. Gras has also served as a board member for France Trade Advisor (CCE), a trade organization, since 1996. He is a representative of the European Aerospace and Defense Group, and his business address is Av. Cidade Jardim, 400, 16th floor, Ed. Dacon, 01454-000 São Paulo, SP, Brazil.

     Paulo Cesar de Souza Lucas. Mr. Lucas has participated in our strategic planning division since 1998 and was the coordinator of Embraer’s implementation of the modernization and cost-reduction strategy from 1990 to 1996. Mr. Lucas has been working at Embraer for more than 16 years and is a representative of our shareholder employees. Mr. Lucas’ business address is the address of our principal executive offices.

     Claudemir Marques de Almeida. Mr. Almeida has been an employee of Embraer since 1987, and currently holds the position of Aeronautic Supervisor I. He previously served as a member the board of directors from January 1995 to April 2001. Mr. Almeida is the representative our non-shareholder employees, and his business address is the address of our principal executive offices.

Executive Officers

     Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our bylaws and by the board of directors. The business address of each of our executive officers is the address of our principal executive offices.

     The executive officers are elected by the board of directors for a three-year term, and any executive officer may be removed by the board of directors before the expiration of his term. Set forth below are the names, ages, positions and brief biographical descriptions of our executive officers at April 26, 2004:

			Year First
Name	Age	Position	Elected
Maurício Novis Botelho	61	President and Chief Executive Officer	1995
Antonio Luiz Pizarro Manso	59	Executive Vice-President Corporate and Chief Financial Officer	1995
Satoshi Yokota	63	Executive Vice-President — Development and Industry	1997
Frederico Pinheiro Fleury Curado	42	Executive Vice-President — Civil Aircraft	1997
Romualdo Monteiro de Barros	55	Executive Vice-President — Defense Market	1997
Horácio Aragonés Forjaz	52	Executive Vice-President — Corporate Communications	1998
Carlos Rocha Villela	48	Vice-President and General Counsel	1999

     Maurício Novis Botelho. For a biographical description of Mr. Botelho, please see “ — Board of Directors.”

     Antonio Luiz Pizarro Manso. Mr. Manso has been Executive Vice-President Corporate since 2001, and Chief Financial Officer of Embraer since 1995. Mr. Manso is also a director and/or president of several of Embraer’s subsidiaries. Mr. Manso was the administrative and financial officer of STL from 1986 to 1995 and of CMW from 1986 to 1995 and served as member of the board of directors of CMW during 1995. He was also the chief financial officer of OTL from 1989 to 1995, the financial officer of TENENGE during 1992 and the chief financial officer of PROLAN from 1994 to 1995.

     Satoshi Yokota. Prior to becoming Executive Vice-President — Development and Industry of Embraer in 1997, Mr. Yokota held several other positions at Embraer, including Programs and Commercial Contracts Officer during 1995 and 1996 and Programs Officer from 1992 to 1995. Mr. Yokota is also the chairman of the board of directors of ELEB, one of Embraer’s subsidiaries.

     Frederico Pinheiro Fleury Curado. Prior to becoming Executive Vice-President — Civil Aircraft of Embraer in 1998, Mr. Curado was our Executive Vice-President — Planning and Organizational Development from 1997 to August 1998. Prior to that, he held several different positions at Embraer in the areas of manufacturing, procurement, information technology, contracts and sales. Mr. Curado is also a director and/or secretary of several of Embraer’s subsidiaries.

     Romualdo Monteiro de Barros. Prior to becoming Executive Vice-President — Defense Market of Embraer in 1997, Mr. Barros was the officer responsible for business development at OTL, later named Stelar Telecom, a telecommunications company, from 1994 to 1997.

     Horácio Aragonés Forjaz. Prior to becoming Executive Vice-President — Corporate Communications of Embraer in 2001, Mr. Forjaz was Executive Vice-President — Planning and Organizational Development of Embraer from 1998 to 2001, and prior to 1998, he was our engineering officer. From 1995 to 1997, Mr. Forjaz was the operational director of Compsis — Computadores e Sistemas Ltda., a systems engineering and software company, and from 1975 to 1995, he held several different positions at Embraer in the areas of engineering and systems design.

     Carlos Rocha Villela. Prior to becoming Vice-President and General Counsel of Embraer in 1999, Mr. Villela was the general counsel of Odebrecht Química S.A., a chemical company, since 1994. Mr. Villela is also a director, executive officer and/or secretary of several of Embraer’s subsidiaries.

6B. Compensation

     For the fiscal year ended December 31, 2003, the aggregate compensation (including benefits in kind granted) that we paid to members of the board of directors, the Conselho Fiscal and the executive officers for services in all capacities was approximately US$5.0 million. In addition, in 2003, we set aside approximately US$0.4 million for the payment of pension benefits to our executive officers. The members of our board of directors and Conselho Fiscal do not receive any such benefits. The board members, Conselho Fiscal members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. At December 31, 2003, none of the board members, Conselho Fiscal members or executive officers had any financial or other interests in any transaction involving Embraer which was not in the ordinary course of our business.

     In addition, at June 7, 2004, the board members and executive officers owned an aggregate of 19 common shares and 3,353,690 preferred shares.

Stock Option Plan

     At a special shareholders’ meeting held on April 17, 1998, we approved a stock option plan for management and employees, including those of our subsidiaries, subject to restrictions based on continuous employment with us for at least two years. The five-year term for the granting of options under the plan expired on May 31, 2003.

     Under the terms of the plan, we were authorized to grant options to purchase up to 25,000,000 preferred shares over the five-year period from the date of the first grant. As of the end of this five-year period, we had granted options for an aggregate of 20,237,894 preferred shares, including 662,894 options granted in connection with our preferred stock dividend in 2002, at a weighted average exercise price of R$6.17 per share. The options granted to each employee vest as follows: 30% after three years from the date granted, an additional 30% after four years and the remaining 40% after five years. Employees may exercise their options for up to seven years from the date they are granted. At December 31, 2003, 10,252,541 of the total options granted had been exercised, and an additional 1,208,498 options had been exercised as of June 7, 2004. Of the total number of options granted, options to purchase an aggregate of 7,177,890 preferred shares have been granted to our executive officers at a weighted average exercise price of R$5.10 per share, of which 4,920,000 were exercised during the period from January 1, 2001 through June 7, 2004.

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

     For the 2001 fiscal year, we distributed US$43.7 million to employees, for the 2002 fiscal year, we distributed US$25.2 million to employees and for the 2003 fiscal year, we distributed US$20.4 million to employees.

6C. Board Practices

     All members of our board of directors serve three-year terms and the terms of all current members expire in April 2007. See “Item 6A. Directors and Senior Management — Board of Directors” for the year each of the members of our board of directors was first elected.

     The executive officers are elected by the board of directors for a three-year term, and any executive officer may be removed by the board of directors before the expiration of his term. See “Item 6.A. Directors and Senior Management — Executive Officers” for the year each of our executive officers was first elected.

     None of our directors or executive officers is party to an employment contract providing for benefits upon termination of employment.

Conselho Fiscal

     Under the Brazilian Corporate Law, the Conselho Fiscal is a corporate body independent of management and a company’s external auditors. A Conselho Fiscal has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. However, pursuant to an exemption under the new SEC rules regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a board of auditors established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a board and such board meets certain requirements. Pursuant to this exemption, our Conselho Fiscal can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the new SEC rules, the board of auditors must meet the following standards: it must be separate from the full board, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In addition, in order to qualify for the exemption, the board of auditors must, to the extent permitted by Brazilian law:

•	be responsible for the appointment, retention, compensation and oversight of the external auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);

•	be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•	receive appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

     As a foreign private issuer, we have decided to modify our Conselho Fiscal to comply with the exemption requirements. Our board of directors has already approved the delegation to the Conselho Fiscal of certain additional responsibilities and the Conselho Fiscal and board of directors are in the process of considering and approving appropriate amendments to the Conselho Fiscal charter. Because Brazilian Corporate Law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide the board or the Conselho Fiscal with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the Conselho Fiscal cannot fulfill these functions. Therefore, in addition to its oversight responsibilities, the Conselho Fiscal may only make recommendations to the board of directors with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the external auditors, the Conselho Fiscal may only make recommendations to management and the board.

     Under the Brazilian Corporate Law, the Conselho Fiscal may not contain members who are members of the board of directors or the executive committee, or who are employees of Embraer or employees of a controlled company or of a company of this group, or a spouse or relative of any member of our management. In addition, the Brazilian Corporate Law requires that Conselho Fiscal members receive a remuneration at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires a Conselho Fiscal to be composed of a minimum of three and a maximum of five members and their respective alternates.

     We have a permanent Conselho Fiscal composed of five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, holders of preferred shares have the right to elect separately one member of the Conselho Fiscal. Also, under the Brazilian Corporate Law, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal. In any event, however, the common shareholders have the right to elect the majority of the members of the Conselho Fiscal. Set forth below are the names, ages and positions of the members of our Conselho Fiscal and their respective alternates, as of April 26, 2004.

Name	Age	Position	Year First Elected
Jorge Khalil Miski	44	Effective member	2004
Anderson de Sá Almeida	35	Alternate	2004
Geraldo Humberto de Araujo(1)	52	Effective member	2004
Tarcísio Luiz Silva Fontenele(1)	41	Alternate	2001
José Mauro Laxe Vilela(2)	56	Effective member	2003
Alberto Carlos Monteiro dos Anjos(2)	41	Alternate	2003
Taiki Hirashima	63	Effective member	2004
Emerson Luis Juncom	30	Alternate	2004
Celene Carvalho de Jesus(3)	48	Effective member	2003
Nilo Ribeiro Calvalcanti Filho(3)	50	Alternate	2003

(1)	Employed by SISTEL.

(2)	Employed by Cia. Bozano.

(3)	Employed by PREVI.

Special Committee

     In April 2004, our board of directors established a Special Committee with a term of 18 months with the first task of reviewing the board’s policies regarding the compensation and profit sharing for our executive officers and making recommendations for the revision of such policies. The committee is composed of two members of our board of directors and one alternate member of our board of directors. The members of the

Special Committee and their alternates are as follows: Vitor Sarquis Hallack (alternate: Carlyle Wilson), Wilson Carlos Duarte Delfino (alternate: Carlos Alberto Cardoso Moreira) and Maysa Oliveira da Volta (alternate: Luiz Carlos Siqueira Aguiar).

6D. Employees

     We employed a total of 11,048, 12,227 and 12,941 people at December 31, 2001, 2002 and 2003, respectively. Approximately 93.4% of our workforce is employed in Brazil. Of the total workforce at December 31, 2003, 47.2% are directly involved in the production process, 23.6% are engaged in research and development, 7.7% are administrative employees involved in support of the production process and 21.5% are other administrative employees. Most of our technical staff is trained at leading Brazilian engineering schools, including the Instituto Tecnológico Aeronáutico, known as the ITA, located in São José dos Campos. A small percentage of our employees belong to one of two different labor unions, the Sindicato dos Metalúrgicos (Union of Metallurgical Workers) or the Sindicato dos Engenheiros do Estado de São Paulo (Union of Engineers of the State of São Paulo). Overall, union membership as a percentage of total workforce has declined significantly in past years. At December 31, 2003, approximately 81% of our employees were non-union. We believe that relations with our employees are good.

     We actively support the training and professional development of our employees. We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering. In addition, we provide a masters in business administration course for our administrative personnel at our executive offices, conducted by Fundação Getúlio Vargas, a business administration university in São Paulo.

6E. Share Ownership

     At June 7, 2004, the board members and executive officers owned an aggregate of 19 common shares and 3,353,690 preferred shares. None of the officers or directors individually own more than 1% of the outstanding common shares or preferred shares. As of June 7, 2004, our executive officers also owned options to purchase an aggregate of 2,257,890 preferred shares at per-share purchase prices ranging from R$1.65 to R$23.00. As of the same date, none of our directors owned any options to purchase shares of common or preferred stock.

     See “Item 6B. Compensation — Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

     We have total authorized capital of 1,500,000,000 shares, with a total aggregate of 716,489,108 shares issued and outstanding at June 7, 2004. Of this total, 242,544,448 are common shares (including one special “golden share” held by the Brazilian government) and 473,944,660 are non-voting preferred shares. The following table sets forth share ownership information for each of our shareholders that beneficially owns 5% or more of any class of our equity securities and for our executive officers and board members at June 7, 2004, including 3,911,025 preferred shares underlying the options exercisable within 60 days of the date of this annual report.

	Common Shares		Preferred Shares		Total Shares
	Shares	(%)	Shares	(%)	Shares	(%)
PREVI(1)	57,594,479	23.8	60,872,078	12.7	118,466,557	16.4
SISTEL(2)	48,508,890	20.0	2,175,725	**	50,684,615	7.0
Cia. Bozano(3)(4)	48,509,220	20.0	18,786,588	3.9	67,295,808	9.3
Bozano Holdings Ltd.(3)(4)	—	—	8,896,920	1.9	8,896,920	1.2
BNDESPAR(5)	3,734,893	1.5	46,929,918	9.8	50,664,811	7.0
Dassault Aviation(6)	13,744,186	5.7	1,953,132	**	15,697,318	2.2
Thales™(6)	13,744,186	5.7	1,953,132	**	15,697,318	2.2
EADS(6)	13,744,186	5.7	1,953,132	**	15,697,318	2.2
SNECMA(6)	7,276,332	3.0	1,034,010	**	8,310,342	1.2
União Federal/Brazilian Government(7)	1,850,495	**	499,415	**	2,349,910	**
Officers and directors as a group(8)	19	**	4,452,057	**	4,452,076	**
Other(9)	33,837,562	14.0	329,114,551	68.8	362,952,113	50.3

Total	242,544,448		478,620,658		721,165,106

Percentage of total shares outstanding		33.6		66.4		100.0

**	Less than 1%.

(1)	Banco do Brasil Employee Pension Fund, also known as PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A, which is controlled by the Brazilian government.

(2)	SISTEL Social Security Foundation, also known as SISTEL, was founded in 1977 as part of the Telebrás system, which, prior to its recent privatization, consisted of the Brazilian government-owned telecommunications companies.

(3)	The above table does not reflect any exchangeable notes issued by BNDES that may be currently owned by Bozano Holdings Ltd.

(4)	Cia. Bozano and Bozano Holdings Ltd. are owned and controlled by Julio Bozano. All preferred shares owned by Cia. Bozano and Bozano Holdings Ltd. have been pledged in favor of Banco Santander Central Hispano, S.A. in connection with its acquisition from Cia. Bozano of substantially all of the capital stock of Banco Meridional S.A.

(5)	BNDESPAR is a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social — BNDES, the government-owned national development bank of Brazil.

(6)	Member of the European Aerospace and Defense Group.

(7)	The Brazilian government also holds the “golden share.”

(8)	The number of preferred shares includes 1,098,367 preferred shares underlying options which are exercisable within 60 days of the date of this annual report.

(9)	The number of preferred shares includes 2,812,658 preferred shares underlying options which are exercisable within 60 days of the date of this annual report.

     Other than as discussed in “Item 4. Information on the Company — History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

     On June 24, 2004, we had 23,271 holders, either directly or through ADSs, of preferred shares, and 3,725 holders of record of common shares. On June 24, 2004, an aggregate of 265,558,156 preferred shares were held, either directly or through ADSs, by 189 record holders, including DTC, in the United States.

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

     The Brazilian Corporate Law requires that non-voting preferred shares which are entitled to receive fixed or minimum dividends shall acquire voting rights in the event a company fails to pay, from one to three consecutive fiscal years as established in the bylaws, the fixed or minimum dividend to which such shares are entitled. Because our preferred shares are not entitled to fixed or minimum dividends, they cannot acquire voting rights under this rule. However, our preferred shares are entitled to their share of any mandatory dividend distributions that we make. See “Item 8A. Consolidated Statements and Other Financial Information — Dividends and Dividend Policy — Amounts Available for Distribution.”

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

     Pursuant to the recent amendments to the Brazilian Corporate Law, shareholders that together hold preferred shares representing at least 10% of our total share capital are entitled to appoint a member of our board of directors. To date, none of our directors has been appointed by our preferred shareholders.

7B. Related Party Transactions

     We have engaged in a number of transactions with our subsidiaries and the Brazilian government, as described below. According to the shareholders’ agreement, our controlling shareholders will not permit us to engage in transactions or arrangements with any of our affiliates on a basis or terms less favorable to us than would be obtainable at that time from an unaffiliated third party in an arm’s-length transaction or other arrangement.

Brazilian Government

     The Brazilian government, principally through the Brazilian Air Force, has participated in the development of Embraer since its inception. For the years ended December 31, 2001, 2002 and 2003, the Brazilian government accounted for approximately 1.5%, 1.6% and 3.8% of our net sales, respectively. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government. For a description of our transactions with the Brazilian government, see “Item 4B. Business Overview — Defense Business.”

     The Brazilian government plays a key role as:

•	a source for research and development debt financing through technology development institutions such as FINEP and BNDES; and

•	an export support agency through BNDES.

     See “Item 4B. Business Overview — Aircraft Financing Arrangements,” “Item 3D. Risk Factors — Risks Relating to Embraer — Any decrease in Brazilian government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost-competitiveness of our aircraft” and “Item 3D. Risk Factors — Risks Relating to Embraer — Brazilian government budgetary constraints could reduce amounts available to our customers under government-sponsored financing programs.”

     We maintain credit facilities with BNDES and FINEP, primarily to fund development costs of the ERJ 145 and AL-X, of which US$61.4 million and US$5.0 million was outstanding, respectively, at December 31, 2003. Amounts borrowed from BNDES are secured by first, second and third mortgages on Embraer’s properties in Brazil, as well as first priority mortgages on seven EMB 120 Brasília aircraft. The interest rates under our FINEP credit facility range from TJLP plus 3.0% to TJLP plus 5.5% per annum. The interest rates under our BNDES credit facility are either fixed at 5.5% per annum or range from TJLP plus 3.3% to TJLP plus 4.4%, plus fees at the rate of 0.35% of the sales price of 420 ERJ 145s sold between January 1, 1997 and August 1, 2002.

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

     We have entered into numerous financing transactions with the Brazilian government-owned Banco do Brasil S.A. and its affiliates. At December 31, 2001, 2002 and 2003, we maintained cash investments of US$69.5 million, US$84.1 million and US$534.0 million, respectively, with Banco do Brasil S.A. and several of its affiliates. We also had outstanding borrowings from Banco do Brasil S.A. and several of its affiliates, which at December 31, 2001, 2002 and 2003 equaled US$182.3 million, US$212.7 million and US$375.2 million, respectively. In addition, BB Banco de Investimento, S.A., an affiliate of Banco do Brasil S.A., was an underwriter in a secondary offering in Brazil, completed on June 19, 2001, in which some of our shareholders sold an aggregate of 6,900,000 of our preferred shares.

European Aerospace and Defense Group

     Thales™, a member of the European Aerospace and Defense Group, is also a joint venture partner with the General Electric Company in a company called GE Capital Aviation Training Limited, or GECAT. We have entered into an agreement with GECAT whereby GECAT provides training for the EMBRAER 170/190 jet family on a non-exclusive basis. We pay GECAT for the training services provided by GECAT to our customers for the EMBRAER 170/190 jet family and for each component of the system supplied by GECAT to provide such training, which system includes flight simulators, courseware, training media, computer-based training and training courses.

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

     We have also entered into commercial transactions with the European Aerospace and Defense Group for the purchase of certain equipment and services in the ordinary course of our business in the total amount of US$6.9 million in 2001, US$11.8 million in 2002 and US$14.5 million in 2003.

     See Note 30 to our consolidated financial statements for more information regarding related party transactions.

7C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. Consolidated Statements and Other Financial Information

     See “Item 3A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

     We have some individual labor lawsuits, several of which have already been settled, but we are awaiting the decision of the Brazilian labor courts on others. We do not believe that any liabilities related to these individual lawsuits will have a material adverse effect on our financial condition or results of operations.

     We have challenged the constitutionality of the nature of and modifications in rates and the increase in the calculation base of certain Brazilian taxes and social charges in order to obtain writs of mandamus or injunctions to avoid payments or recover past payments. Interest on the total amount of unpaid taxes and social charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual as part of the interest income (expense) item of our statements of income. As of December 31, 2003, we had obtained preliminary injunctions for not paying or recovering past payments in the total amount, including interest, of US$302.6 million, which is included as a liability on our balance sheet. See “Item 3D. Risk Factors — Risks Relating to Embraer — We may have to make significant payments as a result of unfavorable outcomes of pending challenges to certain taxes and social charges” and Note 16 to our consolidated financial statements for a further discussion of these challenges.

     In addition, we are involved in other legal proceedings, including tax disputes, all of which are in the ordinary course of business. Our management does not believe that any of these other proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations. See Note 17 to our consolidated financial statements for a further discussion of the legal proceedings we face.

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

     We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. At December 31, 2003, the balance of our legal reserve was US$87.4 million, which was equal to 9.8% of our paid-in capital at December 31, 2003.

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

     According to our bylaws and subject to shareholder approval, our board of directors may allocate at least 5% of our net income to an investment and working capital reserve. The purpose of the investment and working capital reserve is to make investments in fixed assets or increase our working capital. This reserve may also be used to amortize our debts. We may also grant a participation in our net income to our management and employees. However, the allocation to the investment and working capital reserve or the participation of our management and employees cannot reduce the mandatory distributable amount (discussed below). The balance of the investment and working capital reserve plus the balance of other profit reserves (except the contingency reserve for anticipated losses and the unrealized revenue reserve) may not be higher than our capital. Otherwise, the amount in excess of our capital must be used to increase our capital or be distributed as a cash dividend. The balance of the investment and working capital reserve may be used:

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

Payment of Dividends

     We are required by the Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting by the end of the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year. Under the Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments) in respect of its shares, after which the amount of the unclaimed dividends reverts to us.

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

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995. See “Item 10E. Taxation — Brazilian Tax Consequences.”

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

     Distribution of interest on net worth may also be accounted for as a tax deductible expense. Any payment of interest on shareholders’ equity to holders of ADSs or preferred shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven. See “Item 10E. Taxation — Brazilian Tax Consequences.” The amount paid to shareholders as interest on net worth, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on net worth, is at least equal to the mandatory distributable amount. When we distribute interest on net worth, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply. All payments to date were accounted for as part of the mandatory distribution.

     The following table sets forth the historical payments of dividends and historical payments of interest on shareholders’ equity we made to our shareholders.

Date of approval	Period in which profits were generated	Total amount of Distribution
		(R$ in millions)	(US$ in millions) (3)
September 18, 1998(1)	First two quarters of 1998	21.3	17.9
March 30, 1999(1)	Remaining two quarters of 1998	33.9	19.7
September 28, 1999(1)	First two quarters of 1999	36.8	19.1
January 31, 2000(1)	Remaining two quarters of 1999	86.7	48.1
March 24, 2000(2)	First quarter of 2000	19.6	11.2
June 16, 2000(2)	Second quarter of 2000	19.9	11.0
July 6, 2000(1)	First two quarters of 2000	79.6	44.8
September 22, 2000(2)	Third quarter of 2000	27.7	15.0
December 15, 2000(2)	Fourth quarter of 2000	33.5	17.1
March 16, 2001(1)	Remaining two quarters of 2000	107.5	49.7
March 16, 2001(2)	First quarter of 2001	33.8	15.7
June 13, 2001(2)	Second quarter of 2001	41.4	18.0
September 14, 2001(1)	First two quarters of 2001	123.1	46.1
September 14, 2001(2)	Third quarter of 2001	48.4	18.1
December 15, 2001(2)	Fourth quarter of 2001	57.1	24.6
March 19, 2002(1)	Remaining two quarters of 2001	100.0	43.0
March 19, 2002(2)	First quarter of 2002	58.9	25.4
June 14, 2002(2)	Second quarter of 2002	59.5	20.9
September 13, 2002(2)	Third quarter of 2002	66.3	17.0
December 13, 2002(2)	Fourth quarter of 2002	70.0	19.8
December 13, 2002(2)	1998 and 1999	72.5	20.5
June 16, 2003(2)	First two quarters of 2003	76.7	26.7
December 12, 2003(2)	Remaining two quarters of 2003	118.5	41.0
March 12, 2004(2)	First quarter of 2004	101.0	34.7

(1)	Represents dividend payments.

(2)	Represents interest on shareholders’ equity.

(3)	Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the dates that the dividends were approved.

     Further, on June 25, 2004, our Board of Directors approved the payment of interest on shareholders’ equity for the second quarter of 2004 in the total amount of R$160.0 million to be paid in Brazil on July 15, 2004, which, translated using the exchange rate on June 25, 2004, would be equivalent to US$51.6 million.

     On March 1, 2002, we issued 88,430,168 preferred shares in the form of a stock dividend to each holder of common and preferred shares at that date, at the rate of 0.142106 new preferred shares for each existing share.

     We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by the Brazilian Corporate Law and our bylaws. Our board of directors may approve the distribution of dividends and/or interest on shareholders’ equity, calculated based on our semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common stock. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may in the future continue to determine that it is to our benefit to distribute interest on shareholders’ equity.

8B. Significant Changes

     No significant changes or events have occurred after the close of the balance sheet date at December 31, 2003, other than the events already described in this annual report.

     For a summary of our announced unaudited financial results for the first quarter of 2004, see “Item 5A. Operating Results — Recent Developments.”

ITEM 9. THE OFFER AND LISTING

9A. Offer and Listing Details

     Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “ERJ.” In addition, our preferred shares are traded on the São Paulo Stock Exchange under the symbol “EMBR4.” Each ADS represents four preferred shares.

     The reported high and low closing sale prices in U.S. dollars for the ADSs on the NYSE for the periods indicated are set forth in the following table:

	Price in U.S. dollars
	per ADS
	High	Low
2000:
Year end (from July 20)	39.75	18.50
2001:
Year end	45.50	11.45
2002:
First quarter	25.01	19.85
Second quarter	23.77	19.09
Third quarter	21.20	13.30
Fourth quarter	16.47	12.85
Year end	25.01	12.85
2003:
First quarter	16.27	9.15
Second quarter	20.26	12.38
Third quarter	22.48	17.18
Fourth quarter	35.45	21.42
Year end	35.45	9.15
2004:
First quarter	36.81	28.11
Second quarter (through June 24)	32.57	23.28
Month ended:
December 31, 2003	35.45	29.80
January 31, 2004	36.81	28.97
February 29, 2004	30.30	28.11
March 31, 2004	32.49	28.35
April 30, 2004	32.57	25.80
May 31, 2004	26.70	23.28
June 30, 2004 (through June 24)	27.75	25.96

     The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for preferred shares on the São Paulo Stock Exchange. The preferred shares have not traded every day on which the São Paulo Stock Exchange was open. The common shares are also listed and traded on the São Paulo Stock Exchange.

	Nominal reais per
	preferred share
	High	Low
1999:
Year end	8.15	1.15
2000:
Year end	18.30	7.20
2001:
Year end	25.45	7.65
2002:
First quarter	15.20	11.66
Second quarter	15.30	11.20
Third quarter	15.19	12.30
Fourth quarter	15.00	12.40
Year end	15.30	11.20
2003:
First quarter	14.05	8.10
Second quarter	14.33	9.84
Third quarter	16.47	12.90
Fourth quarter	25.70	15.39
Year end	25.70	8.10
2004:
First quarter	26.43	20.30
Second quarter (through June 24)	23.50	18.30
Month ended:
December 31, 2003	25.70	21.70
January 31, 2004	26.43	21.10
February 29, 2004	22.10	20.43
March 31, 2004	23.59	20.30
April 30, 2004	23.50	18.51
May 31, 2004	20.16	18.30
June 30, 2004 (through June 24)	21.70	20.40

     On June 24, 2004, we had 23,271 holders, either directly or through ADSs, of preferred shares, and 3,725 holders of record of common shares. On June 24, 2004, an aggregate of 265,558,156 preferred shares were held, either directly or through ADSs, by 189 record holders, including DTC, in the United States.

     On June 24, 2004, the closing sale price for our preferred shares on the São Paulo Stock Exchange was R$21.40, which is equivalent to US$27.59 per ADS. On the same date, the closing sale price for our ADSs on the New York Stock Exchange was US$27.75. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

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

     The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. The São Paulo Stock Exchange had an aggregate market capitalization of approximately US$201.8 billion at December 31, 2003. In comparison, the NYSE had a market capitalization of approximately US$12.3 trillion at the same date. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases fewer than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At June 7, 2004 we accounted for approximately 2.3% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

     There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2003, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 56.3% of the total market capitalization of all listed companies and the 10 largest companies listed on the NYSE represented approximately 19.0% of the total market capitalization of all listed companies.

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

10B. Memorandum and Articles of Association

     Set forth below is certain information concerning our capital stock, and a brief summary of certain significant provisions of our bylaws and the Brazilian Corporate Law. This description does not purport to be complete and is qualified by reference to our bylaws and to Brazilian law.

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

Description of Capital Stock

General

     At December 31, 2003, our capital stock consisted of a total of 716,045,583 outstanding shares, without par value, of which 242,544,448 were common shares, including one special class of common share known as the “golden share,” held by the Brazilian government, and 473,501,135 were preferred shares. Our bylaws authorize the board of directors to increase the capital stock up to 500,000,000 common shares and up to 1,000,000,000 preferred shares without seeking specific shareholder approval. All our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts. Under the Brazilian Corporate Law, however, the number of non-voting preferred shares may not exceed two-thirds of the total number of shares. According to the edital (invitation to bid) issued by the Brazilian government in connection with our privatization in 1994, non-Brazilians may not hold in excess of 40% of our common shares. There is no similar restriction on ownership of our preferred shares.

Common Shares

     Each common share entitles the holder thereof to one vote at our annual and special shareholders’ meetings. The Brazilian Corporate Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo, and in a newspaper of general circulation in the city in which our principal place of business is located, currently São José dos Campos, at least fifteen days prior to the meeting. The quorum to hold shareholders’ meetings on first call is generally 25% of the shares entitled to vote, and on second call the meetings can be held with the presence of any number of the shares entitled to vote.

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

Preferences of Preferred Shares

     According to our bylaws, the preferred shares are non-voting except under limited circumstances and, upon any liquidation of the Company, are entitled to priority over the common shares in the return of capital in proportion to their share of our net worth. In addition, according to our bylaws, the preferred shares are not entitled to fixed or minimum dividend payments. However, under the Brazilian Corporate Law, preferred shares not entitled to fixed or minimum dividend payments are entitled to receive dividends in an amount per share that is 10% greater than the dividends payable on our common shares. See “Item 8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” for a more complete description of mandatory annual distributions on our preferred stock.

Golden Share

     The golden share is held by the Federative Republic of Brazil. For a discussion of the rights to which the golden share is entitled, see “Item 7A. Major Shareholders—Voting Rights—Golden Share.”

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

     Any change in the preference or rights of preferred shares, or the creation of a class of shares having priority or preference over preferred shares, requires approval by at least half of all outstanding voting shares and either (1) prior approval of holders of a majority of the outstanding preferred shares at a special meeting of holders of preferred shares or (2) subsequent ratification by holders of a majority of the outstanding preferred shares. The meeting may be called by publication of a notice in the Diário Oficial do Estado de São Paulo and in a newspaper of general circulation in the city in which our principal place of business is located, currently São José dos Campos, at least fifteen days prior to the meeting. In such special meetings, each preferred share will entitle the holder thereof to one vote.

Conversion Rights

     The shareholders may authorize the conversion of the common shares into preferred shares on a voluntary basis and, in the event that the number of shares delivered for conversion exceeds the number of shares authorized for conversion, on a pro rata basis; provided that, as a result of such conversion, the number of non-voting shares, such as our preferred shares, remains below the limit of two-thirds of our capital stock.

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

     Transfers of shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that if the original investment was registered with the Central Bank pursuant to Resolution No. 2,689, the foreign investor must also seek amendment, if necessary, through its local agent, of the electronic registration to reflect the new ownership.

     The São Paulo Stock Exchange operates as a central clearing system. A holder of our shares may choose, in its discretion, to participate in this system and all shares elected to be put into this system will be deposited in the custody of the São Paulo Stock Exchange (through a Brazilian institution duly authorized to operate by the Central Bank and having a clearing account with the São Paulo Stock Exchange). The fact that those shares are held in the custody of the São Paulo Stock Exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the São Paulo Stock Exchange and will be treated in the same way as registered shareholders.

Board of Directors

     Under the Brazilian Corporate Law, the members of a company’s board of directors must be shareholders of the company. There is no requirement as to the number of shares an individual must own in order to act as a member of the board of directors.

     According to the Brazilian Corporate Law, our officers and directors are prohibited from voting on, or acting in, matters in which their interests conflict with ours.

     Our bylaws provide that the shareholders are responsible for determining the global remuneration of the members of our management bodies. Our board of directors is responsible for dividing such remuneration among the members of management. There are no specific provisions regarding the directors’ power to vote on their compensation in the absence of an independent quorum.

     With respect to the borrowing powers of the board of directors, the board of directors has the power to authorize the borrowing of funds, either in the form of bonds, notes, commercial papers or other instruments of regular use in the market. Other financing arrangements, including bank loans, may be entered into by us upon the joint signatures of (i) two executive officers, (ii) one officer and one attorney-in-fact, or (iii) two attorneys-in-fact.

     There is no requirement under the Brazilian Corporate Law or our bylaws that directors retire upon reaching a certain age. In addition, our bylaws do not provide for the re-election of directors at staggered intervals.

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

     There are no provisions in our bylaws with respect to the disclosure of share ownership. Notwithstanding, the Brazilian Corporate Law states that a corporation shall provide information regarding its share registry book to any person, provided that such information is necessary to protect any rights or clarify situations involving interests of (i) the requesting person, (ii) a shareholder or (iii) the securities market.

Changes to the Brazilian Corporate Law

     The Brazilian Congress enacted Law No. 10,303 on October 31, 2001, which modified several provisions of the Brazilian Corporate Law and became effective with respect to us in March 2002. According to this law, preferred shareholders who own at least 10% of the total share capital of a company and common shareholders who own at least 15% of the total common shares of a company are each are entitled to elect, in a separate election, a representative to the board of directors. If preferred shareholders and common shareholders cannot separately achieve the 10% and 15% levels, respectively, preferred shareholders and common shareholders who together own at least 10% of the total share capital of a company will be entitled to elect, in a separate election, a representative to the board of directors. Law 10,303 also modified the minimum rights attributed to preferred shares, appraisal rights, share redemption procedures and requirements for the disclosure of trades by insiders.

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

     We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

     The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of the Brazilian Corporate Law and the CVM, we do not believe that our directors would be considered independent under the NYSE test for director independence.

     The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. Six of our directors are elected by, and represent, our controlling shareholders, two are nominated by, and represent, our minority shareholders, one is nominated and elected by the Brazilian government, as holder of the “golden share,” one is nominated by the Brazilian government and elected by our shareholders as another Brazilian government representative, one is our chief executive officer, acting ex officio pursuant to our bylaws, and the two remaining directors, nominated by the employees, are elected by our shareholders as employee representatives on our board.

Executive Sessions

     NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management. The Brazilian Corporate Law does not have a similar provision. According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. Maurício Novis Botelho, our president and chief executive officer, is a member of our board of directors. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

Nominating/Corporate Governance Committee

     NYSE rules require that listed companies have a Nominating/Corporate Governance Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under applicable Brazilian law to have a Nominating Committee/Corporate Governance Committee, and accordingly, to date, have not established such a committee. Pursuant to our bylaws, our nominees for director are selected by the controlling shareholders, minority shareholders, the Brazilian government and our employees, as described above in “—Majority of Independent Directors.” The directors are then elected by our shareholders at a general shareholders’ meeting. Our corporate governance practices are adopted by the entire board.

Compensation Committee

     NYSE rules require that listed companies have a Compensation Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non-CEO compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a Compensation Committee. Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our CEO. Maurício Novis Botelho, our chief executive officer and member of our board of directors, typically excuses himself from discussions regarding his performance and compensation.

     In April 2004, our board of directors established a Special Committee with a term of 18 months with the first task of reviewing the board’s policies regarding the compensation and profit sharing for our executive officers and making recommendations for the revision of such policies. As it is a temporary committee, it does not operate pursuant to a written charter. For a further discussion of our Special Committee, see “Item 6C. Board Practices—Special Committee.”

Audit Committee

     NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee, or audit board in our case, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Conselho Fiscal composed of three to five members who are elected at the general shareholders’ meeting. The Conselho Fiscal operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

     We have a permanent Conselho Fiscal that consists of five members and five alternates and which has ordinary meetings every two months. The members of our Conselho Fiscal are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. We believe that our Conselho Fiscal, as proposed to be modified, will meet the requirements for the exemption available to foreign private issuers under the SEC rules regarding audit committees of listed companies. In addition, the Conselho Fiscal operates under a written charter that is in the process of being amended and which we believe will substantially meet the NYSE’s requirements for audit committee charters. For a further discussion of our Conselho Fiscal, see “Item 6C. Board Practices—Conselho Fiscal.”

Shareholder Approval of Equity Compensation Plans

     NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under the Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

Corporate Governance Guidelines

     NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We have adopted and observe a disclosure policy, our Policy on Publicizing Acts or Relevant Facts, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, our Policy on Securities Transactions, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

Code of Business Conduct and Ethics

     NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, in April 2004, we adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics and Conduct, see “Item 16B. Code of Ethics.”

Internal Audit Function

     NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit function is the responsibility of our financial department under the supervision of our controller and our chief financial officer. Our financial department is supported in its internal audit function by our quality control department, which is responsible for the evaluation and effectiveness of our internal procedures and reporting systems.

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

     In connection with both equity offerings of our preferred shares, an electronic registration was issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. This electronic registration was carried out through the Central Bank Information System-SISBACEN. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary’s registration for five business days after the exchange. Thereafter, a holder must seek to obtain its own electronic registration. Unless the preferred shares are held pursuant to Resolution No. 2,689 by a duly registered investor or a holder of preferred shares who applies for and obtains a new certificate of registration, that holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares. In addition, if the foreign investor resides in a “tax haven” jurisdiction or is not an investor registered under Resolution No. 2,689, the investor will be subject to less favorable Brazilian tax treatment than a holder of ADSs.

     See “Item 3D. Risk Factors—Risks Relating to the Preferred Shares and the ADSs—If holders of ADSs exchange the ADSs for preferred shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages” and “Item 10E. Taxation—Brazilian Tax Consequences.”

Preemptive Rights

     Each of our shareholders has a general preemptive right to subscribe for shares, or securities convertible into shares, in the event of any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock. A period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into shares is allowed for exercise of the right, and the right is negotiable. According to the Brazilian Corporate Law and our bylaws, the board of directors may, in its discretion, eliminate the preemptive rights of the shareholders in the event that we issue shares, debentures convertible into shares, or subscription warrants that will be offered either through a stock exchange or in a public offering, or through an exchange of shares in a public offering, the purpose of which is to acquire control of another company, as established by law.

     In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of preferred shares, would, except under the circumstances described above, have preemptive rights to subscribe to any class of our newly issued shares. However, a holder may not be able to exercise the preemptive rights relating to the preferred shares underlying the ADSs unless a registration statement under the Securities Act is effective with respect to those shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available. See “Item 3D. Risk Factors—Risks Relating to the Preferred Shares and the ADSs—Holders of our ADSs might be unable to exercise preemptive rights with respect to the preferred shares.”

Redemption and Right of Withdrawal

     According to our bylaws, our common shares and preferred shares are not redeemable.

     The Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his equity interest. This right of withdrawal may be exercised by dissenting or non-voting shareholders of Embraer (including any holder of preferred shares) in the event that at least half of all voting shares outstanding authorize us to:

•	create preferred shares or to increase disproportionately an existing class of preferred shares relative to the other class of shares, unless such action is provided for or authorized by the bylaws;

•	modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

•	reduce the mandatory distribution of dividends;

•	change our corporate purpose;

•	merge into or consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law;

•	transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of such other company, known as incorporação de ações;

•	acquire control of another company at a price which exceeds the limits set forth in the Brazilian Corporate Law;

•	participate in a centralized group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein; or

•	conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporate Law.

     In addition, in the event that the entity resulting from a merger, or incorporação de ações, as described above, or a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their right of withdrawal.

     Only holders of shares adversely affected by the changes mentioned in the first and second bullet points above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. In the first two cases mentioned above, however, the resolution is subject to the prior approval or subsequent ratification by holders of a majority of the outstanding preferred shares, which must be obtained at a special meeting held within one year. In such cases, the 30-day term is counted from the date the minutes of the special meeting are published. We would be entitled to reconsider any action giving rise to withdrawal rights within ten days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

     The Brazilian Corporate Law contains provisions that restrict withdrawal rights and allow companies to redeem their shares at their economic value, subject to certain requirements. As our bylaws currently do not provide that our shares would be redeemable at their economic value, our shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

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

10E. Taxation

     This summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs by a holder, also called a U.S. holder, that is the beneficial owner of preferred shares or ADSs and that is a citizen or resident alien of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. In particular, this summary deals only with U.S. holders that will hold preferred shares or ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of our voting shares or that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, individual retirement and other tax deferred accounts, tax-exempt organizations, persons that will hold preferred shares or ADSs as a position in a “straddle,” a “hedging transaction” or a “conversion transaction” for tax purposes, and persons that have a “functional currency” other than the U.S. dollar. Further, if a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of preferred shares or ADSs, the treatment of a partner in a partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of preferred shares or ADSs that is a partnership and partners in such partnership should consult their tax advisors. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations.

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

     Pursuant to Brazilian law, investors may invest in the preferred shares under Resolution No. 2,689, of January 26, 2000, of the National Monetary Council. The rules of Resolution No. 2,689 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

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

     Taxation of Gains. According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-Brazilian holder, whether to another non-Brazilian holder or to a Brazilian holder, may be subject to taxation in Brazil.

     Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833/03, considering the general and unclear scope this new law and the lack of any judicial court rulings in respect thereof, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

     The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at the rate of 15% or 25%, in case of a non-Brazilian holder located in a tax haven jurisdiction (as defined below), if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such deposit. In such a case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, will be considered a capital gain. Such taxation is not applicable in case of investors registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction (as defined below). The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. On receipt of the underlying preferred shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below in

“—Registered Capital.” However, if this non-Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

     Non-Brazilian holders are generally subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of the preferred shares, if the transaction is carried out outside of any Brazilian stock, future or commodities exchange. Gains realized by a non-Brazilian holder upon redemption of preferred shares will be treated as a gain from the disposition of such shares to a Brazilian resident occurring outside of any Brazilian stock, future and commodities exchange and, accordingly, will be subject to tax at a rate of 15%. In both cases, if the non-Brazilian holder is resident or domiciled in a tax haven jurisdiction (as defined below), the income tax rate will be 25%.

     Non-Brazilian holders are subject to income tax imposed at a rate of 20% on gains realized on sales or exchanges in Brazil of preferred shares that occur on the Brazilian exchanges unless such a sale is made by a non-Brazilian holder which is not resident in a tax haven jurisdiction (as defined below) and (1) such sale is made within five business days of the withdrawal of such preferred shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period or (2) such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the CVM. In these two cases, the gains realized are exempt from income tax. The “gain realized” is the difference between the amount in reais realized on the sale or exchange and the acquisition cost measured in reais, without any correction for inflation, of the shares sold. The “gain realized” as a result of a transaction that occurs other than on the São Paulo Stock Exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both such values to be taken into account in reais; there are grounds, however, to hold that the “gain realized” should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into reais at the commercial market rate on the date of such sale or exchange. There is no assurance that the current preferential treatment for holders of the ADSs and some non-Brazilian holders of the preferred shares under Resolution No. 2,689 will continue or will not change in the future.

     Any exercise of preemptive rights relating to the preferred shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to our preferred shares by the depositary on behalf of holders of our ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred shares.

     Taxation on Interest on Shareholders’ Equity. Any payment of interest on shareholders’ equity (see “Item 8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—History of Dividend Payments and Dividend Policy and Additional Payments on Shareholders’ Equity”) to holders of ADSs or preferred shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15% at the time Embraer records such liability, whether or not the effective payment has been made at that time. In the case of non-Brazilian residents that are resident in a tax haven jurisdiction (as defined below), the applicable rate for income tax is 25%. Current Brazilian Corporate Law establishes that a notional interest charge attributed to shareholders’ equity can either be accounted for as part of the mandatory dividend or not. In the event that the payment of such interest is accounted for as part of the mandatory dividend, we would be required to pay an additional amount to ensure that the net amount received by the shareholders, after the income tax, is at least equal to the minimum mandatory dividend. The distribution of interest attributed to shareholders’ equity would be proposed by our board of directors and subject to subsequent declaration by the shareholders at a general meeting.

     Taxation of Foreign Exchange Transactions (“IOF/Câmbio”). Pursuant to Decree No. 4,494 of December 3, 2002, the conversion into Brazilian currency of proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in preferred shares or the ADSs and those under Resolution No. 2,689) and the conversion into foreign currency of proceeds received by a non-Brazilian holder is subject to a tax on exchange transactions known as IOF, the rate of which is currently 0%. However, according to Law No. 8,894/94, the Minister of Finance has the power to increase the IOF/Câmbio rate at any time to a maximum of 25%, but only in relation to future exchange transactions.

     Taxation on Bonds and Securities Transactions (“IOF/Títulos”). Law No. 8,894/94 created the Tax on Bonds and Securities Transactions, or IOF/Títulos, which may be imposed on any transactions involving bonds and securities, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. The applicable rate of this tax is currently 0% for most transactions, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

     Transactions on Bank Accounts (“CPMF”). As a general rule, the Contribuição Provisória sobre Movimentação Financeira, the tax on transactions on bank accounts, or CPMF, is imposed on any debit to bank accounts. Therefore, transactions by the depositary or by holders of preferred shares that involve the transfer of Brazilian currency through Brazilian financial institutions could be subject to the CPMF tax. Currently, the funds transferred to Brazil to acquire shares on the Brazilian stock exchange are exempted from the CPMF. When a non-Brazilian holder transfers the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF tax is levied on the amount to be remitted abroad in reais. If we have to perform any exchange transaction in connection with ADSs or preferred shares, we will also be subject to the CPMF tax. The CPMF tax is generally imposed on bank account debits, at the current rate of 0.38%. The CPMF tax will be in effect until December 31, 2007. In the event we perform any exchange transaction in connection with ADSs or preferred shares, we will be responsible for collecting the CPMF tax.

     Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions. Law No. 9,779, dated as of January 1, 1999, states that, with the exception of limited prescribed circumstances, income derived from operations by a beneficiary resident or domiciled in a country considered a tax haven is subject to withholding income tax at the rate of 25%. Tax havens are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%, or where the internal legislation imposes restrictions on the disclosure of the shareholders’ composition or the ownership of the investment. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary resident or domiciled in a tax haven jurisdiction, the applicable income tax rate will be 25% instead of 15%. Capital gains are not subject to this 25% tax, except if the transaction is conducted on the Brazilian stock exchange. See “—Taxation of Gains.”

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

     A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See “Item 3D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may result in uncertainty in the Brazilian economy and the Brazilian securities markets and could lower the market value of the preferred shares and the ADSs.”

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

and, in either case, these dividends will not be eligible for the dividends received deduction allowed to corporations, but may be taxed at a preferential rate, as discussed in the next paragraph.

     Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed, but no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not a PFIC, FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year. However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC, FPHC, or FIC for the current, or any past or future tax year. The potential application of the PFIC rules to our operations is further discussed below.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. You should consult your own tax advisors regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

     Gain or loss realized by a U.S. holder on the sale, redemption or other disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. tax holder’s adjusted basis in the preferred shares or the ADSs and the amount realized on the disposition. Capital gains of individuals derived with respect to capital assets held for more than one year may be eligible for various reduced rates of taxation. For example, for capital assets held for over one year and sold or exchanged on or after May 2, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss.

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

     Passive Foreign Investment Companies. If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. If a corporation is treated as a PFIC, a U.S. holder may be subject to increased tax liability upon the sale of preferred shares or ADSs, or upon the receipt of certain dividends, unless such U.S. holder makes an election to be taxed currently on its pro rata portion of the corporation’s income, whether or not such income is distributed in the form of dividends, or otherwise makes a “mark-to-market” election with respect to the corporation’s stock as permitted by the Code. In addition, as discussed above, a U.S. holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income. As stated above, although no assurances can be given, based on our operations and business plans and the other items discussed above, we do not believe that we are currently a PFIC, and do not expect to become a PFIC for our 2004 taxable year.

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

10F. Dividends and Paying Agents

          Not applicable.

10G. Statements by Experts

         Not applicable.

10H. Documents on Display

     We are subject to the periodic reporting and other informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the U.S. Securities and Exchange Commission, or the SEC. You may inspect and obtain copies, at prescribed rates, of reports and other information filed by us with the SEC at its Public Reference Room maintained at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. You may also inspect and copy this material at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We file our annual report on Form 20-F, including our financial statements, and other reports, including our reports on Form 6-K, electronically with the SEC. These filings are available at www.sec.gov. We also file financial statements and other periodic reports electronically with the CVM at their website, www.cvm.gov.br. Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our headquarters at Av. Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo, Brazil.

10I. Subsidiary Information

     Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to various market risks, primarily related to potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We have established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include the monitoring of our levels of exposure to each market risk, including an analysis based on a forecast of future cash flows, the funding of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. We may also use derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce our exposure to exchange rate risk, but not for speculative purposes. The following sections address the significant market risks associated with our financial activities.

Interest Rate Risk

     Our exposure to market risk for interest rate fluctuations principally relates to changes in the market interest rates of our U.S. dollar-denominated and real-denominated monetary liabilities, principally our short- and long-term debt obligations. Increases and decreases in prevailing interest rates generally translate into increases and decreases in interest expense. Additionally, the fair values of interest rate-sensitive instruments are also affected by general market conditions.

     Our short- and long-term debt obligations totaled US$1,043.7 million at December 31, 2003 and were denominated in U.S. dollars, Brazilian reais, Japanese yen and Euros. Of the total amount of debt denominated in U.S. dollars, US$878.1 million, approximately US$523.1 million was fixed rate. The remaining floating rate U.S. dollar-denominated debt was indexed to either six-month or 12-month LIBOR. All of our Brazilian reais-denominated debt, totaling US$23.0 million at December 31, 2003, bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil. The TJLP ranged from 11.0% per annum to 12.0% per annum during 2003. Of the US$134.1 million of Japanese yen-denominated debt, US$30.0 million was fixed rate. The remaining floating rate debt was indexed to the Japanese interbank deposit rate, or JIBOR. All of our Euro-denominated debt, totaling US$8.6 million at December 31, 2003, was fixed rate.

     The table below provides information about our short- and long-term debt obligations as of December 31, 2003 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted
	average	Total		Outstanding amount by year of maturity
	interest	outstanding														Total
	rate 2003	amount		2004		2005		2006		2007		2008		Thereafter		Fair Value
	(in thousands, except percentages)
Short-term debt and current portion of long-term debt
U.S. dollars (LIBOR indexed)	4.52%	US$	25,705	US$	25,705		—		—		—		—		—	US$	25,782
U.S. dollars (fixed rate)	5.72		408,174		408,174		—		—		—		—		—		405,215
Reais (TJLP indexed)	14.66		9,803		9,803		—		—		—		—		—		9,376
Euro (fixed rate)	3.48		8,571		8,571		—		—		—		—		—		8,414
Japanese yen (JIBOR indexed)	1.14		34,736		34,736		—		—		—		—		—		32,196
Japanese yen (fixed rate)	1.67		30,026		30,026		—		—		—		—		—		28,398
Total short-term debt		US$	517,015	US$	517,015		—		—		—				—	US$	509,381
Long-term debt
U.S. dollars (LIBOR indexed)	4.52%	US$	329,308		—	US$	33,662	US$	45,228	US$	85,228	US$	70,190	US$	95,000	US$	337,116
U.S. dollars (fixed rate)	5.72		114,896		—		25,169		22,930		28,083		15,642		23,072		112,320
Reais (TJLP indexed)	14.66		13,172		—		7,854		2,280		1,624		1,136		278		11,955
Japanese yen (JIBOR indexed)	1.14		69,353		—		34,676		34,676		—		—		—		64,282
Japanese yen (fixed rate)	1.67		—		—		—		—		—		—		—		—
Total long-term debt			526,729		—		101,361		105,114		114,935		86,968		118,350		525,673
Total debt		US$	1,043,744	US$	517,015	US$	101,361	US$	105,114	US$	114,935	US$	86,968	US$	118,350	US$	1,035,054

     In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert our fixed and floating interest rate U.S. dollar-denominated debt and fixed and floating interest rate yen-denominated debt into CDI-based reais-denominated obligations. Specifically, as of December 31, 2003, we had effectively converted US$10.6 million of our U.S. dollar floating interest rate debt, US$189.6 million of our U.S. dollar fixed interest rate debt and the yen equivalent of US$30.0 million of our yen fixed interest rate debt into CDI-based reais, totaling the equivalent of US$230.2 million of CDI-based reais-denominated obligations. The weighted average interest rate of these CDI-based obligations for 2003 was 16.94%. Through these swaps, we have also effectively converted the yen equivalent of US$104.1 million of our yen-denominated floating interest rate debt to an equivalent amount of U.S. dollar obligations with a fixed interest rate of 4.31% per annum. These swaps did not affect the maturity or amortization schedule of our existing debt.

     These swaps are not accounted for as hedging transactions under U.S. GAAP; they are recorded at fair value on our balance sheet, and we recognized an unrealized loss of US$49.8 million as of December 31, 2003 as part of interest income (expense), net. For further information about the terms of these swap transactions, including notional amount, maturity date and fair value gains and losses, see Note 31 to our consolidated financial statements.

     We do not currently have any derivative instruments that limit our exposure to changes in the TJLP because we believe that our total exposure, combined with the relatively low volatility of the TJLP, is unlikely to have a material effect on our company.

     The table below provides information about our short- and long-term debt obligations as of December 31, 2003, after considering the effects of the above-mentioned derivative transactions.

	Weighted
	average	Total		Outstanding amount by year of maturity
	interest	outstanding														Total
	rate 2003	amount		2004		2005		2006		2007		2008		Thereafter		Fair Value
	(in thousands, except percentages)
Short-term debt and current portion of long-term debt
U.S. dollars (LIBOR indexed)	4.45%	US$	25,228	US$	25,228		—		—		—		—		—	US$	25,304
U.S. dollars (fixed rate)	5.10		300,107		300,107		—		—		—		—		—		295,499
Reais (CDI indexed)	16.92		173,306		173,306		—		—		—		—		—		170,795
Reais (TJLP indexed)	14.66		9,803		9,803		—		—		—		—		—		9,376
Euro (fixed rate)	3.48		8,571		8,571		—		—		—		—		—		8,408
Japanese yen (JIBOR indexed)	—		—		—		—		—		—		—		—		—
Japanese yen (fixed rate)	—		—		—		—		—		—		—		—		—
Total short-term debt		US$	517,015	US$	517,015		—		—		—				—	US$	509,382
Long-term debt
U.S. dollars (LIBOR indexed)	4.45%	US$	319,130		—	US$	23,484	US$	45,228	US$	85,228	US$	70,190	US$	95,000	US$	326,899
U.S. dollars (fixed rate)	5.10		137,335		—		46,923		44,684		15,160		7,496		23,072		131,777
Reais (CDI indexed)	16.92		57,091		—		23,100		12,923		12,923		8,146		—		55,041
Reais (TJLP indexed)	14.66		13,172		—		7,854		2,280		1,624		1,136		278		11,955
Japanese yen (JIBOR indexed)	—		—		—		—		—		—		—		—		—
Japanese yen (fixed rate)	—		—		—		—		—		—		—		—		—
Total long-term debt			526,728		—		101,361		105,115		114,935		86,968		118,350		525,672
Total debt		US$	1,043,743	US$	517,015	US$	101,361	US$	105,115	US$	114,935	US$	86,968	US$	118,350	US$	1,035,054

     In addition, as of December 31, 2003, US$344.4 million of our U.S. dollar indexed liabilities were exposed to LIBOR fluctuations. By February 2004, we had effectively converted 87.1% of this amount to U.S. dollar-denominated liabilities with a fixed interest rate.

Foreign Currency Risk

     In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These assets and liabilities are primarily cash and cash equivalents, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais. The effects on such assets and liabilities of the appreciation or devaluation of these currencies against the U.S. dollar result in foreign exchange gains (losses).

     The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2003, as well as the related derivative transactions outstanding at the same date.

	Total		Outstanding amount by year of maturity
	outstanding														Total
	amount		2004		2005		2006		2007		2008		Thereafter		Fair Value
	(in thousands, except percentages)
ASSETS
Cash and cash equivalents
In Reais	US$	893,351	US$	893,351		—		—		—		—		—	US$	893,351
In Euro		5,380		5,380		—		—		—		—		—		5,380
Trade accounts receivable
In Reais		10,306		10,306		—		—		—		—		—		10,306
In Euro		38,227		38,227		—		—		—		—		—		38,227
Deferred income taxes
In Reais		173,554		97,099		76,455		—		—		—		—		173,554
Other assets
In Reais		164,812		106,934		57,878		—		—		—		—		164,812
In Euro		4,012		3,418		594		—		—		—		—		4,012
Total Assets in Reais	US$	1,242,023	US$	1,107,690	US$	134,333		—		—		—		—		—
Total Assets in Euro	US$	47,619	US$	47,025	US$	594		—		—		—		—		—

LIABILITIES
Loans
In Reais	US$	22,975	US$	9,803	US$	7,854	US$	2,280	US$	1,624	US$	1,136	US$	278	US$	21,331
In Euro		8,571		8,571		—		—		—		—		—		8,414
In Japanese Yen		134,114		64,762		34,676		34,676		—		—		—		124,876
Accounts payable to suppliers
In Reais		13,501		13,501		—		—		—		—		—		13,501
In Euro		19,255		19,255		—		—		—		—		—		19,255
Customer advances
In Reais		16,179		16,179		—		—		—		—		—		16,179
Other accounts payable & accrued liabilities
In Reais		82,795		76,804		5,991		—		—		—		—		82,795
In Euro		6,305		6,305		—		—		—		—		—		6,305
Taxes and social charges payable
In Reais		326,299		311,977		14,322		—		—		—		—		326,299
In Euro		2,455		2,455		—		—		—		—		—		2,455
Accrued taxes on income
In Reais		521		521		—		—		—		—		—		521
In Euro		1,089		1,089		—		—		—		—		—		1,089
Accrued dividends
In Reais		36,561		36,561		—		—		—		—		—		36,561
Contingencies
In Reais		30,643		8,750		21,893		—		—		—		—		30,643
Total Liabilities in Reais	US$	529,474	US$	474,096	US$	50,060	US$	2,280	US$	1,624	US$	1,136	US$	278		—
Total Liabilities in Euro	US$	37,675	US$	37,675		—		—		—		—		—		—
Total Liabilities in Japanese Yen	US$	134,114	US$	64,762	US$	34,676	US$	34,676		—		—		—		—
Total exposure in Reais	US$	712,549	US$	633,594	US$	84,273	US$	(2,280)	US$	(1,624)	US$	(1,136)	US$	(278)		—
Total exposure in Euro	US$	9,944	US$	9,350	US$	594		—		—		—		—		—
Total exposure in Japanese Yen	US$	(134,114)	US$	(64,762)	US$	(34,676)	US$	(34,676)		—		—		—		—

DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (Yen v. R$)
Notional amount	US$	26,118	US$	26,118		—		—		—		—		—	US$	(7,240)
Average interest paid in Reais	86.2% of CDI
Average interest received in Yen		1.67%
Cross-currency interest rate swap contracts (Yen v. US$)
Notional amount	US$	110,666	US$	36,931	US$	36,867	US$	36,868		—		—		—	US$	2,269
Average interest paid in US$		4.31%
Average interest received in Yen	JIBOR + 1.05%
Cross-currency interest rate swap contracts (US$ v. R$)
Notional amount	US$	190,163	US$	134,722	US$	22,646	US$	12,468	US$	12,468	US$	7,859		—	US$	(44,888)
Average interest paid in Reais	75.1% of CDI
Average interest received in US$		6.30%
Net exposure of assets/liabilities
In Reais	US$	496,268	US$	472,754	US$	61,627	US$	(14,748)	US$	(14,092)	US$	(8,995)	US$	(278)		—
In Euro	US$	9,944	US$	9,350	US$	594		—		—		—		—		—
In Japanese Yen	US$	(2,670)	US$	1,713	US$	(2,191)	US$	(2,192)		—		—		—		—

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

     Our president and chief executive officer, Maurício Novis Botelho, and our executive vice-president corporate and chief financial officer, Antonio Luiz Pizarro Manso, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2003, the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within our company and our consolidated subsidiaries.

     There were no changes in our company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Taiki Hirashima, a member of our Conselho Fiscal, is an “audit committee financial expert” as defined by current SEC rules. For a discussion of the role of our Conselho Fiscal, see “Item 6C. Board Practices—Conselho Fiscal.”

ITEM 16B. CODE OF ETHICS

     Our board of directors has adopted a Code of Ethics and Conduct applicable to our directors, officers and employees worldwide, including our principal executive officer, principal financial officer and controller. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table sets forth by category of service the total fees for services performed by Deloitte Touche Tohmatsu during the fiscal years ended December 31, 2003 and December 31, 2002:

	2003		2002
	(in thousands)
Audit Fees	US$	1,022	US$	952
Audit-Related Fees		375		167
Tax Fees		556		306
All Other Fees		—		—

Total	US$	1,953	US$	1,425

Audit Fees

     Audit fees in 2003 and 2002 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu in connection with the audit of our annual financial statements under Brazilian GAAP, which are published in Brazil, and our annual financial statements under U.S. GAAP and for the review of our financial information included in our annual report on Form 20-F, reviews of quarterly financial statements, which are submitted on Form 6-K, and statutory audits of our subsidiaries.

Audit-Related Fees

     Audit-related fees in 2003 and 2002 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu in connection with the review of our internal control system and assistance in complying with the requirements of the Sarbanes-Oxley Act of 2002.

Tax Fees

     Tax fees in 2003 and 2002 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu in connection with services for tax compliance, tax planning and tax advice, mainly comprised of the review of income tax returns in the several jurisdictions in which we operate and assistance with other tax filings in foreign jurisdictions, as well as assistance to our tax committee to ensure compliance with Brazilian tax requirements.

All Other Fees

     We did not pay any other fees to Deloitte Touche Tohmatsu in 2003 and 2002 other than those described above.

Pre-Approval Policies and Procedures

     Our board of directors approves all audit, audit-related services, tax services and other services provided by Deloitte Touche Tohmatsu. Any services provided by Deloitte Touche Tohmatsu that are not specifically included within the scope of the audit must be pre-approved by board of directors in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2003, none of the fees paid to Deloitte Touche Tohmatsu were approved pursuant to the de minimis exception.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

     Our consolidated financial statements, together with the Independent Auditors’ Report thereon, are filed as part of this annual report and are located following the signature page hereof.

ITEM 19. EXHIBITS

Exhibit
Number	Description
1.1	Bylaws of Embraer (English translation).

2.1	Shareholders’ Agreement dated July 24, 1997, as amended, together with an English translation, incorporated herein by reference to Exhibit 9.1 to Embraer’s Registration Statement No. 333-12220.

2.2	Form of Deposit Agreement among Embraer, Morgan Guaranty Trust Company of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference to Exhibit 4.1 to Embraer’s Registration Statement No. 333-12220.

2.3	The registrant hereby agrees to furnish to the Commission, upon request, copies of certain instruments defining the rights of holders of long-term debt of the kind described in Item 2(b)(i) of the Instructions as to Exhibits in Form 20-F.

4.1*	Shareholders’ Agreement executed by Embraer and Liebherr International AG on May 22, 2000, incorporated herein by reference from Exhibit 10.5 to Embraer’s Registration Statement No. 333-12220.

4.2	Lease Agreement, as amended, between the Paris Airport and Embraer, dated as of January 1, 1999, together with an English translation, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

4.3	Lease Agreement, as amended, between Howard County and Embraer Aircraft Corporation, dated as of April 21, 1998, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

8.1	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

Exhibit
Number	Description
23.1	Consent of Deloitte Touche Tohmatsu.

*	Embraer has been granted confidential treatment for portions of this Exhibit. Accordingly, portions thereof have been omitted and were filed separately with the Commission.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Date: June 30, 2004	By:	/s/ Antonio Luiz Pizarro Manso
Name: Antonio Luiz Pizarro Manso
Title: Executive Vice-President Corporate and Chief Financial Officer

Date: June 30, 2004	By:	/s/ Carlos Rocha Villela
Name: Carlos Rocha Villela
Title: Vice-President and General Counsel

Embraer - Empresa Brasileira
de Aeronáutica S.A.

Consolidated Financial Statements
for the Years Ended
December 31, 2001, 2002 and 2003 and
Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Embraer - Empresa Brasileira de Aeronáutica S.A.
São Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of Embraer - Empresa Brasileira de Aeronáutica S.A. and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embraer - Empresa Brasileirtica S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 36 to the consolidated financial statements, the statements of cash flows for the years ended December 31, 2002 and 2001 have been restated.

As discussed in note 3(p) to the consolidated financial statements, effective January 1, 2001 the Company changed its method of accounting for derivative financial instruments to conform to Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended.

Deloitte Touche Tohmatsu Auditores Independentes
São Paulo, Brazil

March 5, 2004

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, unless otherwise stated)

		At December 31,
	Notes	2002	2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	656,822	1,265,820
Trade accounts receivable, net	6	735,927	356,401
Collateralized accounts receivable	8	68,872	102,110
Inventories	9	864,800	1,158,060
Deferred income tax assets	26	90,014	102,533
Other assets	10	96,688	349,080

Total current assets		2,513,123	3,334,004

NON-CURRENT ASSETS
Customer and commercial financing	7	59,401	155,003
Collateralized accounts receivable	8	873,046	1,648,849
Inventories	9	15,518	14,770
Property, plant and equipment, net	12	436,715	402,663
Investments	11	28,008	36,814
Deferred income taxes	26	72,827	95,984
Other assets	10	286,826	267,911

Total non-current assets		1,772,341	2,621,994

TOTAL ASSETS		4,285,464	5,955,998

The accompanying notes are an integral part of these financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, unless otherwise stated)

		At December 31,
	Notes	2002	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Loans	18	244,526	517,014
Non-recourse and recourse debt	8	68,872	360,645
Capital lease obligation	19	7,949	5,283
Accounts payable to suppliers		323,115	404,065
Customer advances	15	409,258	448,648
Other accounts payable and accrued liabilities	14	297,463	336,185
Taxes and social charges payable	16	199,857	314,788
Contingencies	17	5,244	8,750
Accrued taxes on income	26	49,218	1,724
Accrued dividends	23	36,431	36,561

Total current liabilities		1,641,933	2,433,663

LONG-TERM LIABILITIES
Loans	18	308,110	526,728
Non-recourse debt	8	873,046	1,390,314
Capital lease obligation	19	4,895	2,772
Customer advances	15	95,625	110,539
Contribution from suppliers	13	235,445	234,958
Taxes and social charges payable	16	16,117	18,889
Other accounts payable and accrued liabilities	14	2,794	34,406
Contingencies	17	9,093	21,893

Total long-term liabilities		1,545,125	2,340,499

MINORITY INTEREST		8,226	12,611

Contingencies, see Note 17
SHAREHOLDERS’ EQUITY	22
Statutory capital-
Preferred (no par value, 1,000,000,000 shares authorized; 470,429,907 shares issued and outstanding at December 31, 2002; 2003 - 473,501,135 shares)		684,078	688,039
Common (no par value, 500,000,000 shares authorized; 242,544,447 shares issued and outstanding at December 31, 2002 and 2003)		207,014	207,014
Special Common share (R$1 par value, 1 share authorized, issued and outstanding at December 31, 2002 and 2003)		—	—
Additional paid-in capital		8,353	8,353
Legal reserve		76,172	87,368
Retained earnings		123,399	180,741
Accumulated other comprehensive loss		(8,836)	(2,290)

Total shareholders’ equity		1,090,180	1,169,225

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,285,464	5,955,998

The accompanying notes are an integral part of these financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands of U.S. dollars, unless otherwise stated)

		For the years ended December 31,
	Notes	2001	2002	2003
GROSS SALES
Foreign market		2,902,936	2,493,313	2,052,828
Domestic market		62,702	58,342	105,825
Sales deductions		(38,643)	(25,855)	(15,193)

NET SALES		2,926,995	2,525,800	2,143,460
Cost of sales and services		(1,769,234)	(1,531,720)	(1,335,032)

GROSS PROFIT		1,157,761	994,080	808,428

OPERATING INCOME/(EXPENSES)
Selling expenses		(212,057)	(211,015)	(206,246)
Research and development		(99,566)	(158,499)	(173,216)
General and administrative		(120,787)	(109,673)	(114,743)
Employee profit sharing		(43,746)	(25,222)	(20,399)
Other operating expense, net	27	(30,537)	(20,498)	(29,060)
Equity in income from affiliates	11	310	389	51

INCOME FROM OPERATIONS		651,378	469,562	264,815

Interest income (expense), net	20	47,502	80,456	(140,755)
Foreign exchange loss, net	28	(148,637)	(135,647)	(16,500)
Other non-operating income (expense), net	29	(8,426)	(1,394)	711

INCOME BEFORE INCOME TAXES		541,817	412,977	108,271
Income tax benefit (expense)	26	(218,394)	(188,502)	27,990

INCOME BEFORE MINORITY INTEREST		323,423	224,475	136,261
Minority interest		(423)	(1,883)	(217)

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE		323,000	222,592	136,044
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX		5,440	—	—

NET INCOME		328,440	222,592	136,044
OTHER COMPREHENSIVE INCOME
Cumulative translation adjustment		2,998	(7,263)	6,546

COMPREHENSIVE INCOME		331,438	215,329	142,590

EARNINGS PER SHARE	24
Basic-
Common		0.4796	0.2998	0.1788
Preferred		0.5276	0.3298	0.1967
Diluted-
Common		0.4575	0.2976	0.1779
Preferred		0.5033	0.3274	0.1957
WEIGHTED AVERAGE SHARES (in thousands of shares)
Basic-
Common		242,544	242,544	242,544
Preferred		402,035	454,414	471,228
Diluted-
Common		242,544	242,544	242,544
Preferred		433,386	459,415	474,840

The accompanying notes are an integral part of these financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, unless otherwise stated)

	For the years ended December 31,
	2001	2002	2003
	(Restated - Note 36)
CASH FLOWS - OPERATING ACTIVITIES
Net income	328,440	222,592	136,044
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	46,417	55,602	58,877
Allowance for doubtful accounts	6,938	1,436	4,531
Provision for inventory obsolescence	12,968	22,061	(18,042)
Loss on permanent asset disposals	966	1,119	1,113
Deferred income and social contribution tax	41,333	21,054	(35,676)
Interest accrued in excess of interest paid (paid in excess of accrued)	(1,073)	(9,684)	15,504
Equity in unconsolidated subsidiary	(310)	(388)	(51)
Minority interests	423	1,883	217
Cumulative effect of accounting change	(5,440)	—	—
Foreign exchange loss, net	148,637	135,647	16,500
Other	(9,351)	(7,245)	10,624
Changes in assets and liabilities:
Trade accounts receivable	(452,473)	(193,837)	300,836
Inventories	(434,571)	138,890	(234,434)
Other assets	(166,732)	(153,573)	(246,336)
Accounts payable to suppliers	24,739	57,522	35,737
Other accounts payable and accrued liabilities	72,929	111,192	54,221
Accrued taxes on income	8,098	5,047	(47,857)
Contribution from suppliers	1,945	91,830	(487)
Customers advances	117,521	13,024	54,304
Taxes and social charges payable	51,118	62,306	117,703
Contingency	90	(825)	16,306

Net cash provided by (used in) operating activities	(207,388)	575,653	239,634

CASH FLOWS - INVESTING ACTIVITIES
Sales of property, plant and equipment	—	790	2,395
Business acquisitions	—	(13,178)	—
Additions to property, plant and equipment	(143,828)	(111,030)	(64,765)
Additions to Held to maturity investments	(18,932)	(24,046)	(10,297)
Proceeds from Held to maturity investments	—	43,248	—

Net cash used in investing activities	(162,760)	(104,216)	(72,667)

CASH FLOWS - FINANCING ACTIVITIES
Repayment of loans	(1,175,797)	(1,071,452)	(427,246)
Proceeds from borrowings	1,495,119	862,036	902,955
Dividends and/or interest on capital paid	(179,491)	(134,421)	(67,483)
Proceeds from the issuance of shares	1,761	1,194	3,960
Payments on capital lease obligations	(7,213)	(9,792)	(8,395)

Net cash provided by (used in) financing activities	134,379	(352,435)	403,791

Effect of exchange rate changes on cash	(204,160)	(211,482)	38,240

Net increase (decrease) in cash and equivalents	(439,929)	(92,480)	608,998

Cash and equivalents, beginning of the period	1,189,231	749,302	656,822

Cash and equivalents, end of the period	749,302	656,822	1,265,820

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the year for:
Income taxes	166,891	79,860	52,821
Interest	34,358	32,396	29,920
Non-cash financing and investing transactions:
Conversion of debentures to capital	81,927	—	—
Assets acquired as capital lease	11,019	6,010	3,606

The accompanying notes are an integral part of these financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, unless otherwise stated)

	Statutory capital							Accumulated
	Common		Preferred		Additional paid-in capital -	Legal	Retained earnings	other comprehensive
	Shares	Amount	Shares	Amount	stock option	reserve	(restricted)	loss	Total
BALANCE ON DECEMBER 31, 2000	242,544,448	50,263	370,928,339	296,629	7,279	35,061	400,699	(4,571)	785,360
Capital increase:
In cash	—	—	6,084,220	1,761	—	—	—	—	1,761
Debentures converted into capital	—	—	91,156,035	81,927	—	—	—	—	81,927
Stock option compensation	—	—	—	—	1,074	—	—	—	1,074
Net income	—	—	—	—	—	—	328,440	—	328,440
Legal reserve	—	—	—	—	—	24,101	(24,101)	—	—
Dividends / Interest on equity	—	—	—	—	—	—	(181,204)	—	(181,204)
Currency translation adjustment	—	—	—	—	—	—	—	2,998	2,998
BALANCE ON DECEMBER 31, 2001	242,544,448	50,263	468,168,594	380,317	8,353	59,162	523,834	(1,573)	1,020,356
Capital increase:
In cash	—	—	2,261,313	1,194	—	—	—	—	1,194
Capitalization of reserves	—	156,751	—	302,567	—	—	(459,318)	—	—
Net income	—	—	—	—	—	—	222,592	—	222,592
Legal reserve	—	—	—	—	—	17,010	(17,010)	—	—
Dividends / Interest on equity	—	—	—	—	—	—	(146,713)	—	(146,713)
Expired dividends	—	—	—	—	—	—	14	—	14
Currency translation adjustment	—	—	—	—	—	—	—	(7,263)	(7,263)

BALANCE ON DECEMBER 31, 2002	242,544,448	207,014	470,429,907	684,078	8,353	76,172	123,399	(8,836)	1,090,180

(Continues)

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, unless otherwise stated)	(Continued)

	Statutory capital							Accumulated
	Common		Preferred		Additional paid-in capital -	Legal	Retained earnings	other comprehensive
	Shares	Amount	Shares	Amount	stock option	reserve	(restricted)	loss	Total
BALANCE ON DECEMBER 31, 2002	242,544,448	207,014	470,429,907	684,078	8,353	76,172	123,399	(8,836)	1,090,180
Capital increase	—	—	3,071,228	3,961	—	—	—	—	3,961
Net income	—	—	—	—	—	—	136,044	—	136,044
Legal reserve	—	—	—	—	—	11,196	(11,196)	—	—
Dividends / Interest on equity	—	—	—	—	—	—	(67,517)	—	(67,517)
Expired dividends	—	—	—	—	—	—	11	—	11
Currency translation adjustment	—	—	—	—	—	—	—	6,546	6,546

BALANCE ON DECEMBER 31, 2003	242,544,448	207,014	473,501,135	688,039	8,353	87,368	180,741	(2,290)	1,169,225

The accompanying notes are an integral part of these financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

1.	THE COMPANY AND ITS OPERATIONS

Embraer - Empresa Brasileira de Aeronáutica S.A. (the “Company”) is a publicly held company incorporated under the laws of the Federative Republic of Brazil. Originally formed in 1969 by the Brazilian government, the Company was privatized in 1994.

The Company has grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial, corporate and defense purposes. Through its evolution, the Company has obtained, developed and enhanced its engineering and technological capabilities through its own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. The Company has applied these capabilities that it gained from its defense business to develop its commercial aircraft business.

The Company has wholly-owned consolidated subsidiaries located in Brazil, the United States, France, the United Kingdom and Australia, mainly engaged in sales marketing and post sales/maintenance services activities.

In March 2002, the Company concluded the acquisition of a business located in Nashville, Tennessee, U.S.A., which is mainly engaged in providing aircraft maintenance services. This transaction was accounted for as a business acquisition; total consideration paid amounted to $13,178, which was fully allocated into the assets and liabilities acquired, without recognition of goodwill.

2.	PRESENTATION AND CONSOLIDATION OF FINANCIAL STATEMENTS

(i)	The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from accounting principles applied by the Company in its financial statements prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”).

(ii)	The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control. Intercompany balances and transactions have been eliminated.

(iii)	A substantial portion of the Company’s sales is destined for export and a high level of financing is denominated in U.S. dollars (“US$”). The Company presents its financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 - “Foreign Currency Translation”. The Company’s Board of Directors (“Conselho de Administração”) and management have historically considered the U.S.dollar as its functional currency as this has been, and remains in their opinion, the currency in which the Company principally operates. Accordingly, the Company’s management has concluded that the functional currency is currently the U.S. dollar.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

(iv)	For US GAAP purposes, the Company has elected the U.S.dollar as its reporting currency, as it believes such presentation is more meaningful to readers.

(v)	For subsidiaries for which the particular functional currency is other than the U.S.dollar, asset and liability accounts are translated into the Company’s reporting currency using rates in effect at the date of the balance sheet and income and expense items are translated using weighted average exchange rates. Resulting translation adjustments are reported in a separate component of shareholders’ equity, as a cumulative translation adjustment - CTA.

(vi)	The Company has reclassified certain prior-year amounts to conform to this year’s presentation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid instruments, such as certificates of deposit, time deposits, treasury notes and other money market instruments, which have original maturities of three months or less at the time of purchase.

b)	Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on an analysis of accounts receivable in an amount considered sufficient to cover probable losses on receivables.

c)	Inventories

Inventories are stated at the lower of average production or acquisition cost or market value. Inventories of work-in-process and finished goods are reduced, when applicable, to net realizable value after deduction for costs, taxes and selling expenses. Inventories of raw materials are reduced to market value based on the average cost compared with the average cost of replacement. An allowance is established for potential losses when items are determined to be obsolete or are held in quantities that are in excess of projected usage based on management’s estimate of net realizable values.

Exchange Pool inventories are segregated and placed into the Exchange Pool for exclusive use by customers who participate in the program. Costs to refurbish parts are expensed as incurred. The Exchange Pool inventory is depreciated using the straight-line method over an estimated useful life of 7 to 10 years and an estimated residual value of 20% to 50%, which the Company believes approximates the usage and change in value of the Exchange Pool each year. The Exchange Pool inventory is classified as long-term in the consolidated balance sheets.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

d)	Customer and commercial financing

Customer and commercial financing consists of notes receivable originated from financed aircraft sales, and used aircraft assets either under operating leases or available for lease.

Notes receivable are stated at cost and reduced by valuation allowance, when deemed to be appropriate, which is determined by the Company considering customer credit rating and any collateral attached to this receivable, if applicable.

Aircraft under operating leases are recorded at cost, net of accumulated depreciation, which is calculated as from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term. Income from operating leases is recognized ratably over the lease term. Rental income for leased aircraft amounted to $4,950, $3,774 and $5,569 for 2001, 2002 and 2003, respectively.

The Company reviews aircraft under operating leases for impairment when events or circumstances indicate that the carrying amount of these assets may not be recoverable. An asset under operating lease is considered impaired when the expected undiscounted cash flow over the remaining useful life is less than the book value. Various assumptions are used when determining the expected undiscounted cash flow. These assumptions include lease rates, lease term(s), periods in which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the life of the asset. The determination of expected lease rates is generally based on outside publications and observing similar aircraft in the secondary market. The Company uses historical information and current economic trends to determine the remaining assumptions. When impairment is indicated for an asset, the amount of impairment loss is the excess of carrying value over fair value.

Used aircraft available for lease are stated at their acquisition cost. The Company performs a comparison between the individual aircraft cost and its estimated market value, based on appraisal estimates for each aircraft, recording any deficiencies as other operating expenses.

e)	Property, plant and equipment

Property, plant and equipment are stated at cost including applicable construction-period interest. Materials allocated to specific projects are added to construction-in-progress and, in accordance with the provisions of SFAS No. 34, “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Interest costs capitalized in 2001, 2002 and 2003 were immaterial.

Assets acquired through capital lease arrangements are capitalized and depreciated over the expected useful lives of the assets, in accordance with SFAS No. 13.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The costs incurred for the development of computer software for internal use are capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as described in Note 12. Improvements to existing property that significantly extend the useful life or utility of the asset are capitalized, while maintenance and repair costs are charged to expense as incurred.

As of January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Long-lived assets deemed held for sale are stated at the lower of cost or fair value. Long-lived assets held for use are subject to an impairment assessment if the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset. The amount of the impairment is the difference between the carrying amount and the fair value of the asset. No impairment on fixed assets was recorded in 2001, 2002 or 2003.

f)	Marketing and advertising expenses

The Company expenses the costs of advertising as incurred. Advertising expense amounted to $12,969, $9,540 and $6,577 for 2001, 2002 and 2003, respectively. These amounts are reported in the consolidated statement of operations as selling expenses.

g)	Investments

The Company uses the equity method of accounting for its long-term investments for which it owns more than 20% but less than 50% of the investee’s voting stock and therefore has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends.

Certain investments are accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Investments in marketable securities classified as held-to-maturity are those securities which the Company has the ability and intent to hold until maturity and are reported at amortized cost. Trading debt securities are marked to market and effects of change in value are recorded in the income statement. The Company’s held-to-maturity securities represent investments in Brazilian government securities and it has not experienced, nor does it expect to have, any other than temporary impairment on such securities.

h)	Product warranties

Warranty expense related to aircraft and parts is recognized as a selling expense at the time of sale based on estimated amounts of warranty costs anticipated to be incurred, typically expressed as a percentage of revenue. These estimates are based on factors that include, among other things, historical warranty claims and cost experience, warranty

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

coverage available from suppliers, type and duration of warranty coverage, and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two years for spare parts up to five years for aircraft components.

Certain sales contracts contain provisions for guarantees of certain minimum levels of aircraft performance subsequent to delivery based on predetermined operational targets. If the aircraft subject to such guarantees do not achieve the minimum average performance indices after delivery, the Company may be obligated to reimburse its customers for the implied incremental operational and service costs incurred based on formulas defined in the related agreements. Losses related to such performance guarantees are recorded at the time such losses are known, or when circumstances indicate that the aircraft is not expected to meet the minimum performance requirements, based on management’s estimate of the Company’s ultimate obligation under the guarantee. In some cases, the Company may be obligated to make modifications to the products after the delivery due to introduction of improvements or performance of the aircraft. The costs related to these modifications are accrued when they are known.

Provision for warranties is included in other accounts payable and accrued liabilities (Note 14).

i)	Provisions for contingencies

Losses for contingencies related to labor, tax, civil and commercial litigation are recorded when they are determined to be probable and can be reasonably estimated. These estimates are based on legal advice and management’s estimate as to the likely outcome of the outstanding matters and the estimated amount of loss at the balance sheet date.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others”, which clarifies the requirements of SFAS No. 5, “Accounting for Contingencies”, relating to a guarantor’s accounting for and disclosures of certain guarantees issued. FIN 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after December 31, 2002, including third-party guarantees, to be initially recorded on the balance sheet at fair value. For guarantees issued on or before December 31, 2002, liabilities are recorded when and if payments become probable and estimable. FIN 45 has the general effect of delaying recognition for a portion of the revenue for product sales that are accompanied by certain third-party guarantees. The financial statement recognition provisions became effective prospectively beginning January 1, 2003. During 2003, the fair value of guarantees recorded by the Company was not material.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

j)	Post-retirement benefits

The Company participates in a defined contribution pension plan that provides pension benefits for its employees. Expense is recognized as the amount of the required contribution for the period and is recorded on the accrual basis.

Certain wholly-owned subsidiaries in the United States of America sponsor defined benefit pension and medical benefits plans. The Company accounts for those benefits according to SFAS No. 87 and SFAS No. 106, respectively. The net periodic cost of the Company’s defined benefit pension and other post-retirement plans is determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of asset return, and medical trend (rate of growth for medical costs).

k)	Employee profit sharing plan

The Company maintains a profit sharing plan linked to dividend payments to shareholders and to action plans and specific goals, established and agreed upon yearly, that provides employees of the Company and its subsidiaries the right to share in the Company’s profits. The amounts recorded for profit sharing expense are accrued in accordance with the variable compensation policy approved by the Board of Directors in April 1996.

l)	Revenue recognition

The Company recognizes revenues from the regional and corporate segments when the aircraft is delivered to customers.

In the defense segment, operations consist principally of performing work under long-term development contracts for the Brazilian and foreign governments; the Company recognizes revenues in accordance with the percentage of completion (“POC”) method. Certain contracts contain provisions for the re-determination of price based upon future economic conditions. Anticipated losses on contracted sales in the defense aircraft segment are recognized when they become known and are recorded based on management’s estimate of such losses.

The Company maintains a pool of spare parts for exclusive use by customers (the “Exchange Pool”). Customers may withdraw for use an equivalent functioning part, as defined, from the Exchange Pool in exchange for an unserviceable part, as needed. Revenues under the Exchange Pool program are recognized monthly over the contract term and consist partly of a fixed fee and partly of a variable fee, directly related to actual flight hours of the covered aircraft. During 2001, 2002 and 2003, the Company recognized $8,320, $9,604 and $10,990, respectively, in revenue related to the Exchange Pool, which is included in net sales in the accompanying consolidated statements of income (other related businesses segment).

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

m)	Research and development

Research and development costs are expensed when incurred and are recorded net of amounts contributed by risk-sharing suppliers. Amounts received from risk-sharing suppliers as contributions for research and development activities are classified as contribution from suppliers and recognized as revenue only when the Company has met its obligations under the provisions of the related supply agreements. Net research and development expense was $99,566, $158,499 and $173,216 for 2001, 2002 and 2003, respectively.

n)	Stock compensation

SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations. Accordingly, the Company records an expense in an amount equal to the excess of the quoted market price over the option exercise price on the grant date.

o)	Income taxes

Income taxes in Brazil are comprised of federal income tax and social contribution, as recorded in the Company’s statutory accounting records. There is no state or local income tax in Brazil. The income tax statutory rates applicable for the years ended December 31, 2001, 2002 and 2003 are presented as follows:

Federal income tax rate	25.0%
Social contribution	9.0%

Composite tax rate	34.0%

For the purposes of these financial statements, the Company has applied SFAS No. 109, “Accounting for Income Taxes”, for all years presented. The effects of adjustments made to reflect the US GAAP requirements, as well as the differences between the tax basis and the amounts included in the BR GAAP have been recognized as temporary differences for the purpose of recording deferred income taxes, except that, in accordance with paragraph 9(f) of SFAS No. 109, deferred taxes have not been recorded for differences relating to certain assets and liabilities that are remeasured from Brazilian reais to US$ at historical exchange rates and that result from changes in exchange rates or indexing to inflation in local currency for tax purposes.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

p)	Derivative financial instruments

Effective January 1, 2001, the Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in either income or shareholders’ equity (as a component of accumulated other comprehensive income), depending on their use and designation. The Company’s derivative financial instruments have not qualified for hedge accounting designation for purposes of SFAS No. 133. Changes in the fair value of these derivative financial instruments are recorded in income and are classified as a component of interest income (expense), net in the consolidated statements of income (Note 20).

The adoption of SFAS No. 133 in 2001 resulted in a transition gain of $5,440, net of related deferred income taxes of $2,802, which was recorded as a cumulative effect of an accounting change in the consolidated statements of income.

q)	Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components in financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income of the Company consists of net income and the effects of foreign currency translation adjustments.

r)	Compensated absences

The liability for future compensation for employee vacations earned is fully accrued as benefits are earned.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

4.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - NOT YET ADOPTED

•	In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, relating to consolidation of certain entities. FIN 46 requires the identification of the Company’s participation in variable interest entities (VIEs), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a standalone basis or whose equity holders lack certain characteristics of a controlling financial interest. For entities identified as VIEs, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses or stands to gain from a majority of its expected returns. FIN 46 also requires certain disclosures regarding interests in VIEs that are deemed significant, even if consolidation is not required. In December 2003, FIN 46 was substantially revised and a new interpretation, FIN 46 (revised) (“FIN 46R”), was issued. FIN 46R (i) clarified some FIN 46 requirements, (ii) eased some implementation problems, and (iii) added new scope exceptions. In addition, FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities created after February 1, 2003 that are considered special-purpose entities (“SPEs”) under FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. For foreign private issuers who only report on an annual basis, the effective date of FIN 46R is the beginning of the first annual period after December 15, 2003. For SPEs created by foreign private issuers after February 1, 2003, however, the effective date is no later than the end of the first reporting period ending after December 15, 2003.

The Company will adopt FIN 46R in 2004. Such adoption will not have any significant effect on the Company, as the VIEs deemed to be within the scope of such Interpretation are SPEs that have already been consolidated through other authoritative accounting rules, as further discussed in Note 8.

In addition, the Company uses exclusive investment funds to invest in underlying portfolios managed by third party asset management entities. Such asset management entities have authority, based on investment strategy guidelines provided by the Company, to make overall operating and financial decisions related to the investment fund, including acquisition and disposition of the underlying marketable securities. The funds are considered to be VIEs of which the Company is the primary beneficiary, as defined by FIN 46R. Upon adoption of FIN 46R in 2004, the Company will be required to consolidate the underlying assets of these funds in Brazil, currently classified as cash and cash equivalents. This consolidation may cause certain reclassifications, primarily between cash and cash equivalents and short-term investments. Considering the composition of the fund portfolio as of December 31, 2003, the Company believes that adoption of FIN 46R will not have a material impact on its cash and cash equivalents position.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

•	In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement requires that an issuer classify a financial instrument within its scope as a liability. The initial adoption of this accounting pronouncement will not affect the consolidated financial statements of the Company.

•	On December 23, 2003, FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88 and 106” (SFAS 132 (revised 2003)). SFAS 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. However, there is a provision deferring the effectiveness of this new rule for foreign plans until periods ending after June 15, 2004, which is applicable to the Company.

SFAS 132 (revised 2003) replaces the disclosure requirements in SFAS 87, SFAS 88 and SFAS 106. SFAS 132 (revised 2003) addresses disclosures only and does not address measurement and recognition accounting for pension and post-retirement benefits. SFAS 132 (revised 2003) requires additional disclosures related to the description of plan assets, including investment strategies, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other defined benefit postretirement plans.

5.	CASH AND CASH EQUIVALENTS

	At December 31,
	2002	2003
Cash and bank accounts
In Brazilian Reais	3,430	4,096
In US$	21,818	67,016
In other currencies	860	3,062
Cash equivalents
Denominated in US$(i)	258,120	302,115
Denominated in Brazilian Reais (ii)	372,594	889,341
Denominated in other currencies	—	190

	656,822	1,265,820

(i)	Represents time deposits and overnight funds deposited overseas by consolidated subsidiaries; the average annualized interest for the year ended December 31, 2003 was 1.09% (2002 - 1.95%).

(ii)	Mainly represented by money market funds at several financial institutions, basically comprised of debt instruments. These funds are generally exclusively for the benefit of

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

the Company and administrated by third parties who charge a monthly commission fee. The target returns are specified with each financial institution based on a percentage of the CDI (The Brazil Interbank Deposit Rate). In 2003, the weighted average annualized interest income rate was 24.29% (2002 - 19.22%) compared to 23.25% of the CDI (2002 - 19.11%) in the same period.

6.	TRADE ACCOUNTS RECEIVABLE

	At December 31,
	2002	2003
Foreign customers, mainly related to aircraft sales	618,511	317,744
Brazilian Air Force	12,704	25,287
Domestic customers	3,858	4,654
Accounts receivable-BNDES (i)	125,344	32,975

	760,417	380,660
Less allowance for doubtful accounts receivable	24,490	24,259

	735,927	356,401

(i)	Refers to funds retained by BNDES, pending completion of the export documentation.

Unbilled accounts receivable totaled $39,618 (2002 - $4,304) and refers to revenues from long-term contracts recognized under the percentage of completion method.

The allowance for doubtful accounts is summarized as follows:

	2001	2002	2003
Beginning balance	17,239	23,700	24,490
Write-offs	(477)	(646)	(4,762)
Additions	6,938	1,436	4,531

Ending balance	23,700	24,490	24,259

7.	CUSTOMER AND COMMERCIAL FINANCING

Customer and commercial financing at December 31 consisted of the following:

	At December 31,
	2002	2003
Notes receivable	46,012	12,315
Operating lease equipment, at cost, less accumulated depreciation of $11,554 and $11,601 as at December 31, (i)	32,362	143,710

	78,374	156,025
Current portion (classified as other assets)	18,973	1,022

Long-term portion	59,401	155,003

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

(i)	Operating lease equipment includes used turboprop and jet aircraft which are either under operating lease agreements or available for re-lease.

Future minimum operating lease payments receivable under non-cancelable lease agreements are as follows:

Year	2003
2004	9,863
2005	9,286
2006	9,241
2007	8,341
2008	7,297

Total	44,028

8.	COLLATERALIZED ACCOUNTS RECEIVABLE AND NON-RECOURSE AND RECOURSE DEBT

Some of the Company’s sales transactions are structured financings through which an SPE purchases the aircraft, pays the Company the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of the aircraft purchase through an SPE, and a portion of the credit risk remains with the third party. The Company may provide financial guarantees and/or residual value guarantees in favor of the financial institution.

The Company has been consolidating certain SPEs owned by third parties that lack the minimum amount of equity capital investment (“capital at risk”) as defined in the EITF Topic D-14 and EITF 90-15. Upon issuance of FIN 46 and FIN 46R, basic conditions requiring consolidation of such entities were maintained and therefore no significant effect is expected by the Company upon adoption as a result of the requirements of these interpretations issued by the FASB.

Generally, the underlying lease transactions qualify as sales-type leases and, as a result, the consolidation of these SPE ´s resulted in an amount of investments in minimum lease payments receivable, gross of unearned income, of $1,606,578 and $2,284,008, and a net amount of $941,918 and $1,750,959 as of December 31, 2002 and 2003, respectively, which are being presented as collateralized accounts receivable.

Such consolidation has also resulted in an amount of non-recourse debt of $803,517 and $1,492,424 and an amount of recourse debt of $138,401 and $258,535 as of December 31, 2002 and 2003, respectively. The non-recourse debt is served by part of the minimum lease payments receivable and guaranteed by a mortgage on the financed aircraft.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The maturities under the collateralized accounts receivable are summarized as follows:

	At December 31,
Year	2002	2003
2003	68,872	—
2004	67,262	102,110
2005	90,171	176,177
2006	85,140	165,239
2007	86,398	145,375
2008	87,656	160,824
Beyond 2009	456,419	1,001,234

	941,918	1,750,959

9.	INVENTORIES

	At December 31,
	2002	2003
Finished goods	61,229	52,754
Work-in-process (i)	266,810	495,267
Raw materials	451,366	513,746
Inventory in transit	74,768	60,867
Advances to suppliers	102,796	105,608
Exchange pool	23,199	25,818
Other	7,419	7,122
Allowances for obsolescence and depreciation of exchange pool inventories	(107,269)	(88,352)

	880,318	1,172,830
Less- Current portion	864,800	1,158,060

Long-term portion	15,518	14,770

(i)	Including ten pre-series aircraft (2002 - eight aircraft) of the EMBRAER 170/190 family, which were in construction or in use under the certification campaign.

The allowance for obsolescence is summarized as follows:

	2001	2002	2003
Allowance:
Beginning balance	90,152	101,004	107,269
Additions, net of reversions	12,968	22,061	2,856
Write-off	(2,116)	(15,796)	(21,773)

Ending balance	101,004	107,269	88,352

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

10.	OTHER ASSETS

	At December 31,
	2002	2003
Guarantee deposits (i)	187,356	473,962
Credits with suppliers (ii)	21,113	11,156
Prepaid expenses (iii)	8,465	11,337
Value-added tax credits	11,403	9,960
Advances to employees	5,049	6,460
Export credit insurance	28,071	22,578
Compulsory loans, guarantee and other deposits	9,547	4,261
Commission advances	5,293	4,520
Judicial deposits	5,357	13,079
Insurance premium paid	8,851	21,781
Unrealized gains on derivatives	71,776	2,629
Other	21,233	35,268

	383,514	616,991
Less- Current portion	96,688	349,080

Long-term portion	286,826	267,911

(i)	Guarantee deposits are mainly represented by:

(a)	$192,765 refers to amounts deposited in an escrow account as collateral for financing and residual value guarantees of certain aircraft sold (see note 34). If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee. The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by the Company.

(b)	$258,451 relates to amounts deposited with a third party financial institutional as a pledge under a specific sales financing structure.

(ii)	Credits with suppliers represent price discounts, rebates and free aircraft parts to be received from suppliers in connection with purchases made.

(iii)	Prepaid expenses represent credits for parts and the training of pilots, mechanics and flight attendants granted to customers in connection with the sale of aircraft. Such credits are stated in the sales contract in terms of number of aircraft sold and are included in the overall sales price of the aircraft. The actual delivery of such parts and services may be different from that of the aircraft. The amounts reflect the cost of such concessions provided in advance of the aircraft delivery. These amounts will be recognized as selling expense over the related period of the sales contract as aircraft deliveries are made with the corresponding revenue.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

11.	INVESTMENTS

	At December 31,
	2002	2003
Trading debt securities - Debentures	—	10,683
Held-to-maturity investments in National Treasury Notes - “NTNs”(i)	23,263	25,655
Investment accounted for under the equity method Expressprop LLC (ii)	4,745	4,796

	28,008	41,134
(-) Less-Current portion (classified as other assets)	—	4,320

Long-term portion	28,008	36,814

(i)	Refers to receivables, represented by National Treasury Notes, acquired by the Company from customers, related to the equalization of interest rates to be paid by Programa de Financiamento às Exportações - PROEX between the 11th and 15th year after the sale of the related aircraft, recorded at cost. The interest earned is added to the balance and recorded as interest income, as the Company has the intent to hold these securities until maturity.

(ii)	Embraer owns 25% of the Expressprop LLC capital stock. This affiliate provides support for the sale of used EMB 120 Brasília aircraft. The Company’s investment is accounted for under the equity method and, as such, income from affiliates represents the Company’s share of net income or loss. The net income of this affiliate was $1,241, $1,552 and $204 for 2001, 2002 and 2003, respectively.

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Estimated	2002			2003
	useful life		Accumulated			Accumulated
	(years)	Cost	depreciation	Net	Cost	depreciation	Net
Land	—	2,489	—	2,489	2,499	—	2,499
Buildings and land improvements	10 to 48	134,831	42,158	92,673	173,428	50,535	122,893
Installations	10 to 31	80,482	49,652	30,830	80,235	52,412	27,823
Machinery and equipment	5 to 17	158,078	102,844	55,234	166,827	112,128	54,699
Tooling	10	101,489	26,970	74,519	112,905	32,214	80,691
Furniture and fixtures	5 to 10	17,642	8,760	8,882	17,967	10,605	7,362
Vehicles	5 to 14	4,560	2,807	1,753	4,645	3,291	1,354
Aircraft (*)	5 to 20	80,328	9,666	70,662	39,597	11,806	27,791
Computers and peripherals	5	84,209	47,455	36,754	83,987	57,885	26,102
Software	5	50,466	17,848	32,618	62,579	28,610	33,969
Others	5	5,870	2,569	3,301	6,545	1,259	5,286
Construction in progress	—	27,000	—	27,000	12,194	—	12,194

		747,444	310,729	436,715	763,408	360,745	402,663

     (*) These aircraft are used for external demonstration and for internal use purposes.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

13.	CONTRIBUTION FROM SUPPLIERS

The Company has agreements with certain key suppliers for the participation in research and development activities. Certain of the supply agreements require that such suppliers provide cash contributions to the Company as compensation for their participation as suppliers in such programs. As part of the related supply agreements, these contributions are subject to the Company meeting certain performance milestones, including successful certification of the aircraft, first delivery and minimum number of aircraft deliveries. The Company records such contributions as a liability when received and as income when contractual milestones are achieved.

14.	OTHER ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	At December 31,
	2002	2003
Due to Brazilian Air Force (i)	2,239	2,028
Product warranties (ii)	72,211	79,724
Product improvement liabilities (ii)	43,228	42,971
Commercial rebates (iii)	6,839	4,064
Customer credits (iii)	24,775	13,095
Technical assistance and training (iii)	25,557	16,169
Accrued payroll and related charges	30,252	39,009
Accrued employee profit sharing	18,510	12,458
Post-retirement benefits (Note 21)	3,766	2,517
Unrealized losses on derivatives	22,117	52,488
Reserve for losses under contractual obligations	6,010	1,514
Insurance	4,603	5,283
Provision related to financial guarantees (Note 34)	14,372	67,466
Other	25,778	31,805

	300,257	370,591
Less-Current portion	297,463	336,185

Long-term portion	2,794	34,406

(i)	Amounts payable to the Brazilian Air Force represent materials related to the delivery of AM-X aircraft.

(ii)	Represent accruals for product liability programs including warranty and contractual obligations to implement improvements in aircraft sold to meet contractual performance indices.

(iii)	Amounts represent accruals for customer sales concessions and allowances including spare parts, commercial rebates and services related to technical assistance and training of mechanics and crews.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

15.	CUSTOMER ADVANCES

	At December 31,
	2002	2003
Denominated in:
US$	483,880	543,402
Brazilian reais	21,003	15,785

	504,883	559,187
Less-Current portion	409,258	448,648

Long-term portion	95,625	110,539

The foreign currency advances denominated in Brazilian reais are presented in US$ in the above chart at the exchange rates prevailing at the respective balance sheet dates. The allocation between current and long-term portions is based on the contractual terms for delivery of the related aircraft.

16.	TAXES AND SOCIAL CHARGES PAYABLE

	At December 31,
	2002	2003
Refinanced INSS (social charges on payroll)	14,421	16,288
Current taxes (other than those related to income taxes)	14,677	14,802
Contingent tax and social charges (i)	186,876	302,587

	215,974	333,677
Less-Current maturities	199,857	314,788

Long-term portion	16,117	18,889

(i)	The Company is challenging in court the merit and constitutionality aspects of several taxes and social charges and has obtained writs of mandamus or injunctions to avoid payments of such taxes. While awaiting a final decision on each of those charges, the Company is recognizing as expense the total amount of the obligation and accruing interest calculated by the SELIC (Target rate of the Central Bank in Brazil) over those liabilities, as would be required if the Company is unsuccessful in defending its judicial actions. SELIC represented a nominal variation of 23.22% in 2003 (2002 - 19.18%). The main subject taxes and social charges are described as follows:

•	The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions, determined by Law 9,718/98 as from January 1, 1999. The Company obtained a preliminary injunction to prevent payment of the related tax and has accrued since then the total amount of $114,916 (2002 - $67,145).

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

•	The Company is required to pay the government a tax called SAT (Workers Compensation Insurance) at a rate of 3% of wages. In December 1998, the Company obtained a preliminary injunction to reduce the tax rate payment from 3% to 1%, and the difference has been accrued in the amount of $17,628 (2002 - $9,574).

•	In April 1999, the Company obtained a writ of mandamus to offset social charges payments (INSS - National Institute of Social Security), which were made in August, September and October 1989, against future payments due to a rate increase from 10% to 20%, which has been considered unconstitutional. The amount of $40,386 (2002 - $28,245) is recorded as an accrued liability.

•	Income tax and social contribution tax on income - The Company is claiming the suspension of the social contribution tax on export sales and the right to offset income and social contribution taxes with IPI (VAT) credits on the acquisition of non-taxable or zero rate raw materials. The amount of such taxes accrued as at December 31, 2003 amounted to $55,388 (2002 - $17,432).

•	The Company administratively requested the compensation of VAT credits generated from the acquisition of consumable materials used in the production of finished products for export to be offset with other taxes. The amount of contingent taxes accrued is $64,838 (2002 - $42,550).

17.	CONTINGENCIES

Based on a case by case analysis of each issue and consultation with its outside legal counsel, the Company set up provisions for probable losses for its legal proceedings involving tax, labor and civil lawsuits as following:

	At December 31,
	2002	2003
Labor contingencies (i)	3,262	13,209
Tax contingencies (ii)	10,051	16,059
Civil	1,024	1,375

	14,337	30,643
Less-Current portion	5,244	8,750

Long-term portion	9,093	21,893

(i)	The labor lawsuits relate to claims brought by unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances, and retroactive salary increases and adjustments.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

A lawsuit claiming a retroactive salary increase was brought by the union in June 1991 in the name of all employees of the Company at November 1990. The objective of the claim is to make the salary increase granted by the Company in January and February 1991 retroactive to November and December 1990, through an agreement with the employees’ union. As of December 31, 2003, approximately 97% of current and former employees have agreed to settlements. Another claim brought relates to monetary restatements of Plano Collor and Plano Verão over the FGTS penalty paid by the Company for employees dismissed between December 1988 and April 1990.

(ii)	This provision relates to various tax contingencies including a deficiency notice received from the Federal Revenue Department, certain social contributions whose applicability are currently being challenged and certain nationalization taxes calculated based upon concessionary acts.

18.	LOANS

Summary

				At December 31,
Description	Maturity	Currency	Annual interest rate - %	2002	2003
Foreign Currency
Materials acquisition	2009	U.S. dollar	4.12 to 12.42; LIBOR plus 3.25 to 5.50	99,709	273,571
		Japanese yen	1.66 to 1.68; JIBOR plus 1.05	152,137	134,114
Export financing	2004	U.S. dollar	LIBOR plus 1.50	10,330	10,209
Advances on foreign exchange contracts	2004	U.S. dollar	3.49 to 8.60	80,256	180,264
Project development	2008	U.S. dollar	LIBOR + 3.00; BNDES basket of Currencies plus 3.00	12,092	8,158
Working capital	2004	Euro	3.00 to 7.00	2,754	8,571
	2010	U.S. dollar	LIBOR plus 2.97 to 3.90	147,076	365,794
Property and equipment additions	2015	U.S. dollar	5.45 to 10.15	24,161	40,086

Sub-total				528,515	1,020,767

Local Currency
Project development	2009		TJLP plus 1.00 to 5.50	22,635	21,199
Property and equipment additions	2007		TJLP plus 3.30 to 4.30	1,486	1,776

Sub-total				24,121	22,975

Total debt				552,636	1,043,742
Less Current maturities				244,526	517,014

Long-term portion				308,110	526,728

LIBOR means London Interbank Offered Rate

The annualized TJLP (Government nominal long-term interest rate), fixed quarterly, was 11% at December 31, 2003 (2002 - 10%)

JIBOR means Japanese Interbank Offered Rate

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The foreign currency exchange rates (expressed in units per US$1.00) related to the above debt instruments were as follows:

	At December 31,
	2002	2003
Brazilian reais	3.5333	2.8892
Euro	1.0475	1.2635
Japanese yen	118.8690	107.1740

The following summarizes the maturities of long-term debt loans including accrued interest:

Year	2003
2005	101,361
2006	105,115
2007	114,935
2008	86,968
2009 and thereafter	118,349

526,728

The table below provides the weighted average interest rates on loans divided by currency as of December 31, 2003.

2003
U.S. dollars	5.19%
Brazilian reais	14.66%
Japanese yen	1.26%
Euro	3.48%

Of the total $1,043.7 indebtedness of the Company, $170,366 is collateralized. Of this collateralized amount, $25,877 is related to mortgages on real estate, $3,480 is related to mortgages on machinery, equipment and inventories, $100,924 is guaranteed with bank guarantees, $35,346 is related to mortgages on seven EMB-120 Brasília aircraft and $4,739 is supported by a pledge of bank investments.

Restrictive clauses

Loan agreements with certain financial institutions, representing $440,459 at December 31, 2003, $371,734 of which was classified as long-term, are subject to restrictive clauses, in connection with usual market practices, which establish that the ratio between total debt and EBITDA (earnings before interest, taxes, depreciation and amortization - measured using BR GAAP figures) cannot be higher than 3:1, and the debt service coverage based on the ratio between EBITDA and net financial expenses must be higher than 3:1.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

In addition, there are other general restrictions related to financial leverage levels, subsidiaries’ level of indebtedness, new pledges of assets, significant changes in shareholder control of the Company, sale of assets, dividend payments in case of financing defaults and transactions with affiliates. For a specific financing contract, there is also a requirement that the Company have at least 100 firm orders of new aircraft in its backlog and a requirement to obtain the Embraer 170 certification prior to December 31, 2003. This provision was amended to extend the deadline for certification to March 31, 2004. As of December 31, 2003, the Company was in compliance with all the covenants and restrictive clauses.

19.	OPERATING AND CAPITAL LEASE OBLIGATIONS

The Company and its subsidiaries lease certain land, equipment, computers and peripherals under non-cancelable agreements classified as operating leases. Rental expense for leased properties under operating leases was $659, $2,118 and $2,558 for 2001, 2002 and 2003, respectively.

Future minimum operating lease payments under non-cancelable lease agreements are as follows:

Year	2003
2004	2,214
2005	1,762
2006	702
2007	440
2008	445
Thereafter	4,042

9,605

The installations of Embraer Aircraft Customer Services Inc. - EACS are located on land leased under a lease extending through the year 2020. The lease includes a clause which obligates EACS to make investments, totaling $10 million. This obligation has been fully satisfied and the investment, recorded as property plant and equipment, has been depreciated over the lease term.

Obligations under capital leases mainly relate to the lease of software and equipment with terms ranging from 2003 to 2006 and implicit interest rates which range from 7.3% to 10.0%. The related software and equipment is being depreciated over 5 years. Future minimum lease payments under this lease agreement, including implicit interest, are as follows:

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

Year	2003
2004	5,945
2005	2,311
2006	1,051

Total	9,307
Less-Implicit interest	1,252

Capital lease obligation	8,055
Less-Current portion	5,283

Long-term portion	2,772

20.	INTEREST INCOME (EXPENSE), NET

The following summarizes the components of interest income and expense:

	For the year ended
	December 31,
	2001	2002	2003
Interest expense:
Interest and commissions on loans	(33,694)	(27,597)	(44,659)
Interest on taxes, social charges and contributions under litigation (Note 16)	(7,231)	(22,719)	(57,215)
Interest and premium on debentures	(627)	—	—
CPMF (tax on bank account transactions)	(12,651)	(12,063)	(12,227)
Interest on refinanced taxes	(987)	(903)	(450)
Amortization of deferred credit insurance	(2,111)	(2,291)	(4,655)
Royalties to BNDES on aircraft sold (i)	(5,512)	(1,417)	—
Structured financing costs	(2,118)	(5,401)	(4,767)
Tax on interest on foreign loan	(1,089)	(967)	(1,961)
Other	(4,665)	(8,609)	(3,761)

	(70,685)	(81,967)	(129,695)

Interest income:
Temporary cash investments	131,310	82,097	94,562
Interest on NTN, customers’ accounts receivable and guarantee deposits	15,467	15,637	11,652
Discount on payments in advance	1,372	732	3,841
Other	7,732	5,128	4,271

	155,881	103,594	114,326

Monetary and exchange variations, net of gain/(loss) on derivatives	(37,694)	58,829	(125,386)

Interest income (expense), net	47,502	80,456	(140,755)

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

(i)	Relates to a commission fee agreed to be paid to BNDES as a percentage of each ERJ 145 aircraft sold between January 1, 1997 and December 31, 2005, limited to 420 aircraft, reached in 2002.

21.	POST-RETIREMENT BENEFITS

Defined Contribution pension plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees. The plan is a private, defined contribution plan where participation is optional. The plan is administered by a Brazilian pension fund controlled by Banco do Brasil, which is a Company related party. The Company’s and its subsidiaries’ contributions to the plan in 2001, 2002 and 2003 were $4,494, $5,169 and $ 5,737, respectively.

Defined Benefit plans

Embraer Aircraft Holding Inc. - EAH, and some of its subsidiaries, sponsor a defined benefit plan for their employees, which includes a pension plan and a post-retirement health care plan. The pension plan (“Plan”) was amended and restated, effective January 1, 2002, for changes effected by the Economic Growth and Tax Relief Reconciliation Act of 2001 - (“EGTRRA”). The amended and restated plan provides that an employee is not eligible to participate in the Plan if the employee was not first employed by the Company prior to October 1, 2001. In addition, the name of the Plan was changed to the Embraer Aircraft Holding, Inc. Defined Benefit Pension Plan (formerly named the Embraer Aircraft Corporation Defined Benefit Pension Plan). All employees currently enrolled in these plans will be eligible to receive benefits as defined in the respective plans. Retirement benefits are based on compensation levels and the number of years of covered service. The Company makes contributions to the plans as required to meet Internal Revenue Service funding standards.

On September 12, 2003 the pension plan was amended to freeze all accrued benefits and cease all accruals effective December 31, 2003 (the “Curtailment”), as a result there exists a curtailment ratio of 100%. The Curtailment reduced the projected benefit obligation by $7,728 down to the accumulated benefit obligation as of December 31, 2003. This reduction was applied to eliminate the unrecognized transition obligation, the unrecognized service cost and the unrecognized new actuarial loss. The remaining balance was applied to reduce the net periodic benefit cost, which resulted in a positive accrued benefit cost of $608 for the year ended December 31, 2003.

The expected cost of providing post-retirement medical benefits to an employee and the employee’s beneficiaries and covered dependents are accrued during the years that employees render the necessary service.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The change in benefit obligation for the years ended December 31, 2001, 2002 and 2003 is as follows:

	Pension benefits			Post-retirement benefits
	2001	2002	2003	2001	2002	2003
Benefit obligation - beginning of year	9,443	10,365	16,236	3,877	4,768	4,750
Service cost	1,420	1,501	2,020	421	359	575
Interest cost	654	819	955	280	260	336
Plan amendments	—	324	6	—	—	(691)
Effect of curtailment	—	—	(7,728)	—	—	—
Actuarial (gain) loss	(891)	3,702	(1,233)	255	(518)	67
Participant contributions	—	—	—	—	—	12
Benefits paid to participants	(261)	(475)	(2,291)	(65)	(119)	(136)

Benefit obligation - end of year	10,365	16,236	7,965	4,768	4,750	4,913

The change in plan assets for the years ended December 31, 2001, 2002 and 2003 is as follows:

	Pension benefits			Post-retirement benefits
	2001	2002	2003	2001	2002	2003
Fair value of plan assets - beginning of year	4,980	6,010	8,245	2,046	2,009	1,798
Employer contributions	1,218	3,000	1,219	—	—	—
Actual return on plan assets	73	(290)	1,400	28	(92)	254
Participant contributions	—	—	—	—	—	12
Benefits paid to participants	(261)	(475)	(2,291)	(65)	(119)	(136)

Fair value of plan assets - end of year	6,010	8,245	8,573	2,009	1,798	1,928

The components of accrued benefit cost at December 31, 2001, 2002 and 2003 are as follows:

	Pension benefits			Post-retirement benefits
	2001	2002	2003	2001	2002	2003
Funded status	(4,355)	(7,991)	608	(2,759)	(2,952)	(2,985)
Unrecognized transition obligation	86	49	—	—	—	—
Unamortized prior service cost	361	640	—	(31)	(24)	(669)
Unrecognized net loss	1,922	6,350	—	933	633	539

Prepaid/(accrued) benefit cost	(1,986)	(952)	608	(1,857)	(2,343)	(3,115)

The prepaid/(accrued) benefit cost as of December 31, 2001, 2002 and 2003 is included in other accounts payable and accrued liabilities in the accompanying balance sheets.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The weighted average assumptions at December 31, 2001, 2002 and 2003 are as follows:

	Pension benefits (%)			Post-retirement benefits (%)
	2001	2002	2003	2001	2002	2003
Average discount rate	7.50	6.75	6.25	7.75	7.25	6.50
Expected return on plan assets	7.75	7.75	7.75	7.75	7.75	7.75
Rate of compensation increase	5.50	5.50	5.50	5.50	5.50	5.50

The components of net periodic benefit cost as of December 31, 2001, 2002 and 2003 were as follows:

	Pension benefits			Post-retirement benefits
	2001	2002	2003	2001	2002	2003
Service cost	1,420	1,501	2,020	421	359	575
Interest cost	654	819	955	279	260	336
Expected return on plan assets	(410)	(491)	(671)	(156)	(151)	(134)
Amortization of transition obligation	38	37	38	—	—	—
Amortization of prior service cost	25	45	44	(7)	(7)	(46)
Amortization of loss	105	57	309	47	25	41
Effect of Curtailment	—	—	(2,856)	—	—	—

Net periodic benefit cost/(benefit)	1,832	1,968	(161)	584	486	772

The net benefit cost (benefit) is included in selling, general and administrative expenses in the accompanying consolidated statements of income.

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 9%, 14% and 10% was assumed for 2001, 2002 and 2003, respectively. The rate was assumed to remain at 9% through 2004, and then decrease gradually to 5% for 2009.

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement medical benefit plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One percentage point
	Increase	Decrease
Effect on total of service and interest cost components	180	(147)
Effect on the post-retirement benefit obligation	1,443	(160)

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

22.	SHAREHOLDERS’ EQUITY

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

The Extraordinary Shareholders’ Meeting on March 1, 2002 approved the addition of $223,169 to capital from the reserve for investments and working capital, with the issuance of 88,430,168 preferred shares in a form of stock dividend, allocated to all common and preferred shareholders, in proportion to their participation in capital at that date, at the rate of 0.142106 new preferred share for each existing share.

As a result of the stock dividend, shareholders of the Company on March 1, 2002 received the distribution of the additional preferred shares based on the proportion mentioned above. All per share amounts and number of shares outstanding in this report have been restated for the stock dividend.

Special common share - “golden share”

One special common share (“golden share”) is held by the Brazilian government. As holder of the golden share, the Brazilian government is entitled to the same voting rights as the other holders of common shares. In addition, the golden share carries veto power over the following actions:

•	Change of the Company name and corporate purpose.

•	Amendment to and/or extension of the Company logo.

•	Creation or alteration of military programs, whether or not involving the Federative Republic of Brazil.

•	Third party training in technology for military programs.

•	Discontinuance of supply of military airplane maintenance and replacement parts.

•	Transfer of share control.

•	Any change to the list of corporate actions over which the golden share carries veto power, to the structure and composition of the Board of Directors, and to the rights attributed to the golden share.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

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

At their annual meeting, the Company’s shareholders approved the appropriation of 100% of net income for the year, after allocation to the legal reserve and for dividend distribution, as a reserve for investments and working capital, mainly designated for:

•	Research and development - Development of the EMBRAER 170/190 family, new versions and modifications for the ERJ 145 family and Legacy corporate jet.

•	New technologies, processes and management models in order to improve the Company’s results, competencies and productivity, and investments in subsidiaries.

23.	DIVIDENDS

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company’s statutory accounting records. At December 31, 2003, the earnings and reserves available for distribution as dividends, upon approval by the Company’s shareholders, were $180,741. The dividends are calculated using the Brazilian GAAP figures and are paid in Brazilian reais.

In conformity with the Company’s bylaws, shareholders are entitled to minimum dividends equivalent to 25% of annual net income computed in accordance with the BR GAAP. The Company’s preferred shares do not have voting rights but have priority in capital redemption and, in accordance with present corporate law, have the right to dividends in an amount 10% greater than those payable to the common shares.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

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

The composition of dividends paid is as follows:

	Amounts		Dividends per share
	(in Thousands)		Common		Preferred
Approval date	US$ (*)	R$	US$	R$	US$	R$
2001:
March 16, 2001 - dividends	51,448	107,471	0.0786	0.1641	0.0864	0.1805
March 16, 2001 - interest on capital	15,661	33,853	0.0239	0.0517	0.0263	0.0569
June 13, 2001 - interest on capital	17,963	41,404	0.0240	0.0554	0.0264	0.0609
September 14, 2001 - dividends	53,418	123,124	0.0709	0.1635	0.0781	0.1799
September 14, 2001 - interest on capital	18,102	48,354	0.0240	0.0642	0.0264	0.0706
December 15, 2001 - interest on capital	24,612	57,109	0.0326	0.0757	0.0359	0.0833

Total dividends in 2001	181,204	411,315

2002:
March 19, 2002 - dividends	43,100	100,010	0.0571	0.1326	0.0628	0.1459
March 19, 2002 - interest on capital	25,353	58,910	0.0335	0.0778	0.0368	0.0855
June 14, 2002 - interest on capital	20,929	59,530	0.0276	0.0786	0.0304	0.0864
September 13, 2002 - interest on capital	17,022	66,300	0.0224	0.0874	0.0247	0.0961
December 13, 2002 - interest on capital	19,804	69,974	0.0261	0.0921	0.0287	0.1013
December 13, 2002 - interest on capital	20,505	72,450	0.0270	0.0954	0.0297	0.1049

Total dividends in 2002	146,713	427,174

2003:
June 16, 2003 - interest on capital	26,503	76,700	0.0349	0.1009	0.0386	0.1103
December 12, 2003 - interest on capital	41,014	118,500	0.0537	0.1552	0.0591	0.1707

Total dividends in 2003	67,517	195,200

(*)	Dividends are calculated and paid in Brazilian reais. Amounts in US$ were converted using the exchange rate in effect at each approval date.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

24.	EARNINGS PER SHARE

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

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and convertible debt with warrants had been issued during the respective periods, utilizing the treasury stock method. In computing the effect of convertible debt, the net income available for distribution is adjusted to add back the interest recognized in the period associated with convertible debt. All share and per share amounts have been restated for the effects of the issuance on March 1, 2002, in the form of a preferred share dividend, of 0.142106 new preferred shares for each existing preferred or common share.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The computation of basic and diluted earnings per share is as follows:

	In thousands, except per share data and percentages
	At December 31, 2001			At December 31, 2002			At December 31, 2003
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Basic numerator:
Actual dividends declared/paid	64,181	117,023	181,204	47,932	98,781	146,713	21,522	45,995	67,517
Basic allocated undistributed earnings (a)	52,150	95,086	147,236	24,790	51,089	75,879	21,844	46,683	68,527

Allocated net income available for common and preferred shareholders	116,331	212,109	328,440	72,722	149,870	222,592	43,366	92,678	136,044

Basic denominator:
Weighted average shares	242,544	402,035		242,544	454,414		242,544	471,228

Basic earnings per share	0.4796	0.5276		0.2998	0.3298		0.1788	0.1967

Diluted numerator:
Actual dividends declared/paid	64,181	117,023	181,204	47,932	98,781	146,713	21,522	45,995	67,517
Diluted allocated undistributed earnings (a)	49,861	98,002	147,863	24,607	51,272	75,879	21,730	46,797	68,527

	114,042	215,025	329,067	72,539	150,053	222,592	43,252	92,792	136,044
Allocated net income available for common and preferred shareholders	110,753	217,687	328,440	72,186	150,406	222,592	43,252	92,792	136,044
Interest expense on convertible debt (b)	211	416	627	—	—	—	—	—	—

Allocated diluted net income available for common and preferred shareholders	110,964	218,103	329,067	72,186	150,406	222,592	43,252	92,792	136,044

Diluted denominator:
Weighted average shares outstanding	242,544	402,035		242,544	454,414		242,544	471,228
Dilutive effects of convertible debt (b)	—	24,646		—	—		—	—
Dilutive effects of stock options (b)	—	6,705		—	5,001		—	3,612

Diluted weighted average shares (c)	242,544	433,386		242,544	459,415		242,544	474,840

Diluted earnings per share	0.4575	0.5033		0.2976	0.3274		0.1779	0.1957

(a)	The Company calculates earnings per share on common and preferred shares under the “two-class method”. Effective January 1, 1997, preferred shareholders are entitled to receive per share dividends of at least 10% greater than the per share dividends paid to common shareholders. Undistributed earnings, therefore, from January 1, 1997 forward have been allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weighted average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share purposes, allocated undistributed earnings differ for such calculations.

(b)	For purposes of computing diluted earnings per share, the convertible debt (including subscription warrants) and outstanding stock options are assumed to be converted into common and preferred shares using the treasury stock method. The related interest expense related to the convertible debt is added back to arrive at allocated diluted net income available for common and preferred shareholders.

(c)	The effect of the preferred stock dividend is reflected retroactively for all of the periods presented for purpose of computing basic and diluted Earnings per Share “EPS”.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

25.	STOCK COMPENSATION

On April 17, 1998, the Company’s shareholders approved a stock option plan for management and employees, including those of the Company’s subsidiaries, subject to restrictions based on continuous employment with the Company for at least two years. The Administration Committee, which was appointed by the Board of Directors on the same date, is responsible for managing the plan.

Under the terms of the plan, options for 25,000,000 preferred shares were authorized to be granted up to May 2003. Options were granted with an exercise price equal to the weighted average price of the Company’s preferred shares traded on the BOVESPA (São Paulo Stock Exchange) in the 60 trading days prior to the grant date, increased or decreased by 30%, as defined by the Administration Committee. Such percentage is deemed to offset unusual fluctuations in the market price during this 60-day period. These options generally vest 30% after three years, 30% after four years, and 40% after 5 years, if the employee is still employed by the Company on each date. The options expire seven years from the date of grant. The right to grant options under the plan terminated five years after the date of the first grant.

As of December 31, 2003, the Administration Committee had made seven grants, equivalent to 400 lots of 50,000 shares each, totaling 19,575,000 preferred shares, net of 425,000 shares which were forfeited, as the grantees are no longer employees of the Company.

During 2001, the Company granted options with exercises prices below the market value of the underlying stock on the date of grant which resulted in total non-cash compensation of $1,074. In June and November 2001, 4,935,000 options were exercised, in the total amount of $1,761. During 2002 and 2003, 2,261,313 and 3,056,228 options were exercised, in the total amount of $1,194 and $3,961, respectively.

In connection with the 14.2106% stock dividend approved at the Extraordinary Shareholders’ Meeting on March 1, 2002, the Administration Committee granted an additional 25,576 options to purchase preferred shares to holders of vested options as of the record date. In addition, all non-vested option holders were offered an additional grant of 14.2106% of the number options held. The total number of additional options granted was 637,318, with an exercise price of R$14.99 (which was higher than the market price of the preferred stock on the date of grant).

Information regarding options granted to management and employees is shown in the following table (options in thousands):

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

	2001		2002		2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Thousands	price	Thousands	price	Thousands	price
	of options	(R$)	of options	(R$)	of options	(R$)
Outstanding at beginning of year	17,800	4.07	14,815	7.63	13,132	8.98
Granted	2,050	23.00	—	—	—	—
Adhesion of the bonus (March 1st)	—	—	663	14.99	—	—
Exercised	(4,935)	1.19	(2,261)	1.76	(3,056)	3.77
Canceled or expired	(100)	23.00	(85)	8.73	(91)	13.51

Outstanding at end of year	14,815	7.63	13,132	8.98	9,985	10.55

Exercisable at end of year	180	1.65	812	3.56	2,032	6.78

The weighted average grant date fair values of options granted in 2001, the last year in which options were granted, was $5.83. The estimated fair values of the options were computed using the Black-Scholes option pricing model based on the U.S. dollar to Brazilian real exchange rates in effect on the date of grant and using the following weighted average assumptions: 5 years of expected option life; 60% of expected volatility; 3% of dividend yield and 13.4% of risk-free interest rate.

The following table summarizes information about stock options outstanding at December 31, 2003 (options in thousands):

	Number of		Weighted
	outstanding		average
	stock		remaining
Exercise	options (in	Options	contractual
price (R$)	thousands)	exercisable	life (years)
0.75	120	120	1.4
1.65	1,668	467	2.3
5.22	1,060	360	2.9
8.11	3,470	706	3.4
13.70	1,160	285	3.9
14.99	607	94	3.9
23.00	1,900	—	4.4

	9,985	2,032

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The following table summarizes information about outstanding stock options by anticipated vesting date and outstanding at December 31, 2003 (options in thousands):

			Weighted	Number of
			average	outstanding
			exercise	stock options
Grant dates	Vesting date	Expiration date	price (R$)	(thousands)
May 1998 and 1999	May 2002	May 2005 and 2006	1.65	45
November 1998 and 1999	November 2002	November 2005 and 2006	5.51	176
May 1998, 1999 and 2000	May 2003	May 2005, 2006 and 2007	6.52	1,007
November 1998, 1999 and 2000	November 2003	November 2005, 2006 and 2007	7.67	804
May 1999, 2000 and 2001	May 2004	May 2006, 2007 and 2008	8.64	3,088
November 1999 and 2000	November 2004	November 2006 and 2007	8.56	1,138
May 2000 and 2001	May 2005	May 2007 and 2008	12.25	2,297
November 2000	November 2005	November 2007	13.85	565
May 2001	May 2006	May 2008	22.03	865

Total				9,985

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

	2001	2002	2003
Net income under U.S. GAAP - as reported	328,440	222,592	136,044
Net income under U.S. GAAP - “pro forma”	318,151	222,592	136,044
EARNINGS PER SHARE
Basic - as reported:
Common	0.4796	0.2998	0.1788
Preferred	0.5276	0.3298	0.1967
Basic - “pro forma”:
Common	0.4646	0.2998	0.1788
Preferred	0.5111	0.3298	0.1967
Diluted - as reported:
Common	0.4575	0.2976	0.1779
Preferred	0.5033	0.3274	0.1957
Diluted - “pro forma”:
Common	0.4432	0.2976	0.1779
Preferred	0.4875	0.3274	0.1957

The “pro forma” amounts reflected above are not representative of the effects on reported earnings per share in future years.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

26.	INCOME TAXES

The following is an analysis of the income tax expense:

	For the year ended December 31,
	2001	2002	2003
Current	(177,061)	(167,448)	(7,686)
Deferred-
Temporary differences-
Additions	35,301	(5,535)	28,653
Tax loss carryforwards
Utilized to offset taxable income for the year	(75,577)	(10,651)	9,261
Change in valuation allowance	(1,057)	(4,868)	(2,238)

Total deferred	(41,333)	(21,054)	35,676

Income tax (expense)/benefit	(218,394)	(188,502)	27,990

The following is a reconciliation of the reported income tax expense (benefit) and the amount calculated by applying the combined statutory tax rate:

	For the year ended December 31,
	2001	2002	2003
Income before taxes as reported in the accompanying consolidated financial statements	541,817	412,977	108,271
Combined statutory income tax rate	34%	34%	34%

Tax expense at statutory income tax rate	184,218	140,412	36,812
Permanent differences:
Nondeductible expenses	3,911	2,299	4,130
Translation effects	65,397	83,110	(49,730)
Dividends paid as interest on capital	(25,778)	(35,453)	(22,956)
Change in valuation allowance on deferred tax assets	1,057	4,868	2,238
Reversal of tax incentives	(14,980)	(12,822)	(180)
Income tax rate differences	—	3,085	—
Other	4,569	3,003	1,696

Income tax expense (benefit) as reported in the income statement	218,394	188,502	(27,990)

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The Company’s deferred tax assets and liabilities are comprised of income tax losses carryforwards and effects resulted from temporary differences as follows:

	At December 31,
	2002	2003
Deferred tax assets on:
Income tax losses carryforwards (i)	11,559	20,821
Temporary differences:
Accrual for product warranties and improvements	39,326	42,100
Accrued taxes, other than taxes on income	28,622	50,223
Deferred charges, principally research and development	44,358	14,265
Other accrued expenses not deductible for tax purposes	25,226	53,770
Difference in bases of property, plant and equipment	27,881	28,193
Inventory allowances	14,343	15,895
Pension accrual	1,141	846
Other	10,244	13,443
Valuation allowance (ii)	(9,922)	(12,160)

Total deferred tax assets	192,778	227,396

Deferred income tax liabilities on:
Temporary differences:
Difference in bases of property, plant and equipment	(22,542)	(23,032)
Other	(7,395)	(5,847)

Total deferred tax liabilities	(29,937)	(28,879)

Net deferred tax asset	162,841	198,517

(i)	The income tax losses carryforwards have the following composition:

	At December 31,
	2002	2003
Brazilian entities	2,714	9,159
Foreign subsidiaries	8,845	11,662

Total	11,559	20,821

Tax losses originated from the Brazilian entities are not subject to expiration dates but utilization is limited to 30% of the taxable income for each period.

(ii)	Valuation allowance relates to tax loss carryforwards of foreign subsidiaries, which cannot be offset against taxable income in Brazil.

Management believes that the recorded valuation allowance reduces deferred tax assets to an amount that is more likely than not to be realized. Based on internal studies and projections, management believes that the present net amounts should be realized within five years.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

27.	OTHER OPERATING EXPENSE, NET

Other operating expense, net is composed of the following income (expense) items:

	For the year ended
	December 31,
	2001	2002	2003
Production process improvements	(7,564)	—	(13,647)
Product modifications	(3,672)	(961)	(99)
Pre-operational cost of Gavião Peixoto	(1,916)	(3,856)	(858)
Education, training and professional development (i)	(7,929)	(12,963)	(13,316)
Restructuring costs (ii)	(4,521)	—	—
Provision for contingencies	(1,930)	(6,185)	(4,368)
Market value adjustments on used aircraft	—	(464)	(10,434)
Contractual fines	4,004	4,117	17,237
Expense reimbursement	988	4,692	2,249
Insurance recoveries	1,431	88	666
Other	(9,428)	(4,966)	(6,490)

	(30,537)	(20,498)	(29,060)

(i)	Refers to training and professional development provided to Company employees.

(ii)	Restructuring costs relate to the cost of employee terminations resulting from adapting the work force to production postponements.

28.	FOREIGN EXCHANGE GAIN/ (LOSS), NET

Foreign exchange gains and losses result from the remeasurement of the balance sheet accounts from the local currency to the functional currency as follows:

	For the year ended
	December 31,
	2001	2002	2003
Assets:
Cash and cash equivalents	(204,160)	(211,482)	38,240
Accounts receivable	(717)	(3,574)	3,394
Other	(5,334)	(17,698)	3,550

Foreign exchange gain/ (loss) on assets, net	(210,211)	(232,754)	45,184

Liabilities:
Accounts payable	26,038	62,492	(45,208)
Income taxes	(371)	4,208	(363)
Dividends	11,165	(256)	(161)
Provisions	15,809	17,777	(11,026)
Other	8,933	12,886	(4,926)

Foreign exchange gain/ (loss) on liabilities, net	61,574	97,107	(61,684)

Foreign exchange loss, net	(148,637)	(135,647)	(16,500)

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

29.	OTHER NON-OPERATING INCOME (EXPENSE), NET

Other non-operating income (expenses) is comprised of the following:

	For the year ended
	December 31,
	2001	2002	2003
Profit (loss) on sale of fixed assets	(142)	(145)	688
Provision for losses on tax incentive investments	(8,567)	(733)	(349)
Other	283	(516)	372

	(8,426)	(1,394)	711

30.	TRANSACTIONS WITH RELATED PARTIES

Brazilian Government

PREVI, one of the Company’s controlling shareholders, is controlled by Banco do Brasil, which is controlled by the Brazilian government. As a result, the Company considers Banco do Brasil to be a related party, as well as the Brazilian Air Force and BNDES, which are also controlled by the Brazilian government.

The Brazilian government, principally through the Brazilian Air Force, has participated in the development of Embraer since its inception. For the years ended December 31, 2001, 2002 and 2003, the Brazilian Air Force accounted for approximately 1.5%, 2.1% and 4.4% of the Company’s net sales, respectively. The Company expects to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government.

BNDES and Banco do Brasil have several transactions with the Company, mainly represented by support in debt financing and other ordinary bank transactions, such as being the depositary for part of the Company’s cash equivalents and a provider of certain credit line facilities.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The transactions with such related parties are summarized as follows:

	At December 31, 2003
	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total
Assets
Cash and cash equivalents	—	534,061	—	534,061
Accounts receivable	25,287	—	—	25,287
Other assets	—	258,451	—	258,451
Liabilities
Loans and recourse debt	—	375,206	66,714	441,920
Customer advances	95,588	—	—	95,588
Accounts payable	2,028	—	—	2,028
Results of operations (for the year ended December 31, 2003)
Net sales	106,967	—	—	106,967
Interest income	—	27,786	—	27,786
Interest expense	—	6,921	4,018	10,939

	At December 31, 2002
	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total
Assets
Cash and cash equivalents	—	84,079	—	84,079
Accounts receivable	12,704	—	—	12,704
Other assets	—	138,346	—	138,346
Liabilities
Loans and recourse debt	—	212,692	36,205	248,897
Customer advances	99,290	—	—	99,290
Accounts payable	2,239	—	—	2,239
Results of operations (for the year ended December 31, 2002)
Net sales	53,167	—	—	53,167
Interest income	—	14,307	—	14,307
Interest expense	—	2,927	3,853	6,780

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

	At December 31, 2001
	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total
Results of operations (for the year ended December 31, 2001)
Net sales	45,703	—	—	45,703
Interest income	—	21,036	—	21,036
Interest expense	—	4,277	4,600	8,877

European Aerospace and Defense Group

We also entered into commercial transactions with other shareholders, Thales™, Dassault Aviation, EADS and SNECMA, which together form the European Aerospace and Defense Group (“EADG”). EADG holds approximately 20% of our outstanding voting shares and the right to appoint two members to our Board of Directors. Such transactions represented the purchase of certain equipment and services in the ordinary course of our business and amounted to $6,914, $11,796 and $14,474 for 2001, 2002 and 2003, respectively.

31.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Overview

The Company is primarily engaged in the assembly and sale of aircraft to various markets throughout the world. More than 90% of the Company’s sales are exported and are U.S. dollar denominated, which is the Company’s functional currency. Nevertheless, a significant part of the Company’s labor costs and other local overheads are Brazilian reais - denominated. Therefore, the Company maintains certain monetary assets and liabilities, mainly represented by recoverable and payable taxes, cash equivalents and loans in Brazilian reais, targeting to balance its non - U.S. dollar - denominated assets against its non- U.S. dollar - denominated liabilities plus shareholders’ equity in relation to its forecasts of future cash flows.

The Company’s primary market risks include fluctuations in interest rates and foreign currency exchange rates. The Company has established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include monitoring the Company’s level of exposure to each market risk, including the analysis of the amounts based on a forecast of future cash flows, the funding of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. These procedures may also include the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The Company may also use derivatives to implement its risk management strategy. By using derivative instruments the Company exposes itself to credit risk, as further discussed in Note 32.

Interest rate risk management

Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This interest rate exposure principally relates to changes in the market interest rates affecting the Company’s loans.

The Company’s U.S. dollar denominated debt bears interest at fixed or variable interest rates based on 6 month or 12 month LIBOR. The Company’s foreign currency debt is primarily denominated in Brazilian reais and Japanese yen. The Brazilian real - denominated debt bears interest at a variable rate based on TJLP, the long-term interest rate in Brazil, and the Japanese yen - denominated debt bears interest at fixed rates or variable rates based on JIBOR.

The Company’s interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility.

Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts. The Company’s primary exposures to foreign currency exchange fluctuations are the Brazilian real/U.S. dollar and Japanese yen/U.S. dollar exchange rates. As previously discussed in the overview section of this Note, the Company aims to hedge its exposure in foreign currencies through (i) balancing its non- U.S. dollar — denominated assets against its non-U.S. dollar - denominated liabilities and (ii) using derivative instruments. The Company typically uses derivatives such as foreign currency forward and swap contracts to implement this strategy.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

Derivative financial instruments

Derivative instruments outstanding as of December 31 are as follows:

2003
					Gain
				Agreed	(Loss)
		Notional	Maturity	average	Fair
Purpose	Type	amount	date	rate	Value
Import financing	Swap (interest + JPY into R$ + % CDI)	26,118	2004	86.17% of CDI	(7,240)
Import financing	Swap (interest + US$ into R$ + % CDI)	190,163	2004 to 2006	75.07% of CDI	(44,888)
Import financing	Swap ( JIBOR + JPY into US$ + fixed interest rate)	110,666	2004 to 2008	4.44% per year	2,269

Total					(49,859)

2002
					Gain
				Agreed	(Loss)
		Notional	Maturity	average	Fair
Purpose	Type	amount	date	rate	Value
Import financing	Swap ( interest + JPY into R$ + % CDI)	124,862	2006	76.59% of CDI	20,200
Import financing	Swap (interest + US$ into R$ + % CDI)	167,519	2009	89.84% of CDI	38,206
Import financing	Swap (JIBOR + JPY into US$ + fixed interest rate)	26,564	2006	5.80% per year	(222)
Accounts receivable	Non Deliverable Forward (NDF) - US$ into R$	59,984	2003	—	(8,525)

Total					49,659

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

32.	CONCENTRATION OF CREDIT RISK

Credit risk is the risk that the Company may incur losses if counterparties to the Company’s contracts do not pay amounts owed to the Company. The Company’s primary credit risk derives from the sales of aircraft, spare-parts and related services to its customers, including the financial obligations related to these sales discussed in Notes 8 and 34.

Financial instruments which may potentially subject the Company to concentrations of credit risk include (i) cash and cash equivalents, (ii) trade and other accounts receivable, (iii) advances to suppliers and (iv) financial derivatives contracts. The Company limits its credit risk associated with cash and cash equivalents by placing its investments with investment grade rated institutions in short-term securities and mutual funds. With respect to trade accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations. All such customers are meeting current commitments, are operating within established credit limits and are considered by management to represent an acceptable credit risk level. The Company believes no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade accounts receivable. Advances to suppliers are made only to select long-standing suppliers. The financial condition of such suppliers is analyzed on an ongoing basis to limit credit risk. The Company addresses credit risk related to derivative instruments by restricting the counterparties of such derivative to major financial institutions.

The Company may also have credit risk related to the sale of aircraft while its customers are finalizing the financing structures for their purchases from the Company. To minimize these risks, customer credit analyses are continuously monitored and the Company works closely with the financial institutions to help facilitate customer financing.

33.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale or settlement have not been taken into consideration.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The carrying amounts for cash and cash equivalents, trading debt securities, accounts and notes receivable and current liabilities approximates with their fair values. Held to maturity investments fair value is estimated using a discounted cash flows methodology. The fair value of long-term debt is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar characteristics and remaining maturities.

The estimated fair values of financial instruments are as follows:

	2002		2003
	Carrying	Fair	Carrying	Fair
	amounts	value	amounts	value
Financial assets:
Cash and cash equivalents	656,822	656,822	1,265,820	1,265,820
Trading debt securities	—	—	10,683	10,683
Trade accounts receivable, net	735,927	735,927	356,401	356,401
Guarantee deposits	187,356	187,356	473,714	473,714
Held to maturity investments	23,263	18,005	25,655	26,549
Derivatives	71,776	71,776	2,629	2,629
Financial liabilities:
Accounts payable to suppliers	323,115	323,115	404,065	404,065
Loans	552,636	536,153	1,043,742	1,035,054
Derivatives	22,117	22,117	52,488	52,488

34.	OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company participates in certain off-balance sheet arrangements, including guarantees, repurchase obligations and trade-in and trade-up commitments, as discussed below:

Guarantees

Financial guarantees are triggered if customers do not perform their obligation to serve the debt during the term of the financing under the relevant financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, the Company usually is the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. The Company may be entitled to a fee for such remarketing services. Typically a claim under the guarantee shall be made only upon surrender of the underlying asset for remarketing.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

Residual Value Guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, the Company shall bear the difference between the specific guaranteed amount and the actual fair market value. The Company’s exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying assets meet tight specific return conditions.

The following table provides quantitative data regarding the Company’s guarantees to third parties. The maximum potential payments represent the “worst-case scenario,” and do not necessarily reflect the expected results by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	At December 31,
Description	2002	2003
Maximum financial guarantees	1,175,015	1,229,811
Maximum residual value guarantees	624,032	627,015
Mutually exclusive exposure (*)	(362,184)	(392,123)
Provisions and liabilities recorded	(14,372)	(67,466)

Off-balance sheet exposure	1,422,491	1,397,237
Estimated proceeds from performance guarantees and underlying assets	1,748,496	1,650,321

(*)	In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered, and therefore, their distinct effects have not been combined to calculate the maximum exposure.

As discussed in Note 10, at December 31, 2002 and 2003, the Company maintained escrow deposits in the total amount of $187,356 and $192,765, respectively, in favor of third parties for whom it has provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Aircraft Repurchase Options

The Company is contingently liable for repurchasing a number of aircraft sold under sales contracts that provide the customer with the right to sell the aircraft back to the Company in the future, according to defined price rules. These put options may become exercisable at various times from 2004 to 2006 and can be exercised at the customer’s sole discretion. The put price per aircraft under the contract is less than the original sales price of the aircraft and less than management’s estimation for the future market value of the relevant aircraft during the exercise period as assessed at the date of sale. If the Company is required to repurchase all of the relevant aircraft under the Company’s repurchase obligations, the Company may be required to pay up to approximately $500 million for these aircraft. Based on the Company’s current estimation and third-party appraisals related to the forecasted fair values

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

of the aircraft, management believes that at December 31, 2002 and 2003, any repurchased aircraft could be sold in the market without a material gain or loss.

Aircraft Trade-In/ Trade-up Options

In connection with the signing of a purchase contract for new aircraft, the Company may provide trade-in and or trade-up options to its customers. These options provide a customer with the right to trade-in or trade-up existing aircraft upon the purchase of a new aircraft. At December 31, 2003, six commercial aircraft were subject to trade-in options, and additional aircraft may become subject to trade-in options upon delivery. The trade-in price is determined in the manner discussed above for commercial jets. In addition, one corporate jet customer has trade-up options relating to 11 aircraft, which provide that if and when the Company launches a new corporate jet model, this customer has the right to trade-up to the new model. The trade-up price is determined as a percentage of the original purchase price of the Company’s corporate jets.

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The following table summarizes changes in product and performance provisions during 2003, which are included in other accounts payable and accrued liabilities:

			Reductions for	At
	At December		payments	December
(US$ millions)	31, 2002	Additions	made/reversions	31, 2003
Product warranties	72,211	53,694	(46,181)	79,724
Product improvement liabilities	43,228	12,330	(12,587)	42,971

35.	SEGMENT INFORMATION

The Company is organized based on the products and services it offers. Under this organizational structure, the Company operates in the following four principal segments: commercial airline, defense, corporate and other related businesses.

Commercial airline segment

The Commercial airline segment’s operations principally involve the development, production and marketing of commercial jet aircraft and providing related support services, principally to the regional airline industry worldwide. The Company’s products in the commercial airline segment are organized around product families, including the ERJ 135/140/145 family, the EMBRAER 170/190 family and the EMB 120 Brasília.

The ERJ 145 family is composed of the ERJ 135, ERJ 140 and ERJ 145 aircraft, certified to operate with 37, 44 and 50 seats, respectively. These aircraft share approximately 96% of common parts and components. The Company relies on a limited number of customers for a substantial portion of its total net sales. The Company’s largest customers for these aircraft are ExpressJet and American Eagle.

The Company is continuing to develop a new family of commercial jets composed of the EMBRAER 170 for 78 passengers, EMBRAER 175 for 86 passengers, EMBRAER 190 for 106 passengers and EMBRAER 195 for 118 passengers. As of December 31, 2003, the Company had 245 firm orders for this aircraft family. The first model to reach full development is the EMBRAER 170, the final certification of which occurred in February 2004.

The EMB 120 Brasília is a 30-seat turboprop aircraft that has been operating since 1985. As of December 31, 2003, 352 of these aircraft had been delivered.

The commercial airline segment is subject to both operational and external business environment risks. Operational risks that can seriously disrupt the Company’s ability to make timely delivery of its commercial jet aircraft and meet its contractual commitments

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

include execution of internal performance plans, regulatory certifications of the Company’s commercial aircraft by the U.S. Government and foreign governments, collective bargaining labor disputes and performance issues with key suppliers and subcontractors.

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

Defense segment

Operations in the defense segment principally involve research, development, production, modification and support of military defense aircraft, products and related systems. Although some military defense aircraft products are contracted in the commercial environment, the Company’s primary customer is the Brazilian Air Force. In the defense segment, the Company has the following products:

•	The EMB 312, in two platforms, the basic Tucano and the Super-Tucano - EMB 314. Also, the Super Tucano is being used as a platform of the AL-X, aircraft developed for the Brazilian Air Force.

•	The AM-X, an advanced ground attack jet, developed and manufactured through an industrial cooperation agreement between Brazil and Italy.

•	A modified platform of the ERJ 145 has been developed (EMB 145 AEW&C - Airborne Early Warning and Control aircraft, EMB 145 RS - Remote Sensing aircraft and EMB 145 MP - Marine Remote Sensing aircraft) for use by the Brazilian, Mexican and Greek governments.

The Brazilian Air Force is the largest customer of the Company’s defense aircraft products. A decrease in defense spending by the Brazilian government due to defense spending cuts and general budgetary constraints or other factors could materially adversely affect the Company’s defense sales and defense research and development.

Corporate segment

The Company developed a line of corporate jets, based on the ERJ 135 regional jet. The Legacy, as the corporate jet is named, is being the marketed by the Company to businesses, including fractional ownership companies, in two versions - the executive version and corporate shuttle version.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

Other related businesses

The other related businesses segment relates mainly to (i) after-sales customer support services, including maintenance and training, (ii) aircraft operating leases and (iii) the manufacture and marketing of spare parts for the Company’s aircraft. In addition, the Company sells structural parts and mechanical and hydraulic systems to certain specified customers. The Company also manufactures, on a limited basis and upon customer request, general aviation propeller aircraft and crop dusters.

Significant customers

During 2001, 2002 and 2003, the Company had significant customers which each represented more than 10% of sales for the respective year. The percentages below show the percentage of total net sales and accounts receivable for each customer.

	Net Sales (%)			Accounts receivable (%)
	2001	2002	2003	2002	2003
Commercial Airline
Continental/ExpressJet	23.1	37.3	32.9	36.4	—
American Eagle	14.5	17.5	17.2	—	—
Republic/Chautauqua	15.7	6.8	12.6	1.4	52.4

Backlog

At December 31, 2003 the Company had $10.6 billion in backlog representing 542 aircraft among all segments.

Segment financial information

The information in the following tables is derived directly from the Company’s internal financial reports used for corporate management purposes. The expenses, assets and liabilities attributable to corporate activities are not fully allocated to the operating segments.

Other unallocated costs include corporate costs not allocated to the operating segments and include the costs attributable to stock-based compensation. Unallocated capital expenditures and depreciation relate primarily to shared services assets.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The following table provides geographic information regarding net sales. The geographic allocation is based on the location of the operator of the aircraft.

	Year ended December 31,
Net sales by geographic area	2001	2002	2003
The Americas without Brazil-
Commercial Airline	1,800,700	1,772,226	1,457,814
Defense	6,900	13,257	106,643
Corporate	72,600	86,579	139,203
Other related businesses	93,200	78,186	94,715

	1,973,400	1,950,248	1,798,375
Brazil-
Commercial Airline	18,100	—	—
Defense	43,100	40,534	102,494
Other related businesses	18,900	20,063	18,475

	80,100	60,597	120,969
Europe-
Commercial Airline	644,500	290,548	68,597
Defense	74,000	73,478	52,560
Corporate	—	58,307	36,152
Other related businesses	64,000	43,189	65,260

	782,500	465,522	222,569
Others-
Commercial Airline	89,200	47,592	—
Defense	—	—	718
Other related businesses	1,795	1,841	829

	90,995	49,433	1,547

Total	2,926,995	2,525,800	2,143,460

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The following table presents income statement information by operating segment.

	Year ended December 31,
Operating income	2001	2002	2003
Net sales-
Commercial Airline	2,552,499	2,110,266	1,526,373
Defense	123,999	127,269	262,411
Corporate	72,599	144,886	175,355
Other related businesses	177,898	143,379	179,321

	2,926,995	2,525,800	2,143,460
Cost of sales and services-
Commercial Airline	(1,536,812)	(1,243,925)	(924,938)
Defense	(105,210)	(79,504)	(205,793)
Corporate	(47,012)	(104,561)	(124,377)
Other related businesses	(80,200)	(103,730)	(79,924)

	(1,769,234)	(1,531,720)	(1,335,032)
Gross profit-
Commercial Airline	1,015,687	866,341	601,435
Defense	18,789	47,765	56,618
Corporate	25,587	40,325	50,978
Other related businesses	97,698	39,649	99,397

	1,157,761	994,080	808,428
Operating expenses-
Commercial Airline	(258,553)	(335,584)	(345,704)
Defense	(23,380)	(15,747)	(15,719)
Corporate	(9,290)	(28,375)	(38,568)
Other related businesses	(61,426)	(31,164)	(34,116)
Unallocated corporate expenses	(153,734)	(113,648)	(109,506)

	(506,383)	(524,518)	(543,613)

Income from operations	651,378	469,562	264,815

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The following tables present other information about the Company’s operating segments:

	At December 31,
Property, plant and equipment, net	2002	2003
Commercial Airline	39,930	34,748
Defense	46,396	41,200
Other related businesses	7,285	8,799
Unallocated	343,104	317,916

Total	436,715	402,663

	At December 31,
Trade accounts receivable, net	2002	2003
Commercial Airline	655,617	282,260
Defense	31,447	52,822
Other related businesses	48,863	21,319

Total	735,927	356,401

	At December 31,
Customer advances	2002	2003
Commercial Airline	193,788	316,357
Defense	221,657	188,304
Corporate	41,122	16,350
Other related businesses	48,316	38,176

Total	504,883	559,187

36.	RESTATEMENT OF CONSOLIDATED STATEMENTS OF CASH FLOWS

Subsequent to the issuance of the Company’s consolidated financial statements for the years ended December 31, 2001 and 2002, management determined that certain cash flows had been misclassified in the consolidated statements of cash flows for the years ended December 31, 2001 and 2002. Cash flows from operating activities, investing activities and financing activities have been restated to reflect the adjustments in our consolidated statements of cash flows. These changes did not impact the total amount of cash and cash equivalents reported in 2001 and 2002.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands of U.S. dollars, unless otherwise stated)

The principal misclassifications relate to (i) the effect of exchange rate changes on cash, which had been classified in cash flows from operating activities, and (ii) the payment of interest, which had been reflected in cash flows from financing activities. Other minor reclassifications have been made in order to better conform our presentation to typical cash flow item characteristics. The effects on the consolidated statements of cash flows of all adjustments are detailed as follows:

	2001		2002
	As previously	As	As previously	As
	reported	restated	reported	restated
Net cash provided by (used in) operating activities	(263,160)	(207,388)	507,683	575,653
Net cash used in investing activities	(275,172)	(162,760)	(200,790)	(104,216)
Net cash provided by (used in) financing activities	98,403	134,379	(399,373)	(352,435)
Effect of exchange rate changes on cash	—	(204,160)	—	(211,482)

* * *