Form 20-F
period 2004-12-31
EMBRAER BRAZILIAN AVIATION CO
filed 2005-06-30
CIK 1117603

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
475,797,420 preferred shares, without par value

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐   Item 18   ☒

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

Presentation of Financial and Other Data

Financial Data

          Our audited financial statements at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 are included in this annual report and have been audited by Deloitte Touche Tohmatsu.

          Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.  Because we export more than 90% of our production and operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that the U.S. dollar is our functional currency and the most appropriate currency in which to present our financial statements.  Accordingly, we decided to present our primary U.S. GAAP financial statements in U.S. dollars.  As a result, amounts for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52.

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

          In our 2002, 2003 and 2004 financial statements, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of income as single line items.

          For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law.  Our financial statements prepared in accordance with the Brazilian Corporate Law are not adjusted to account for the effects of inflation.

          As a result of the remeasurement of amounts to the functional currency and other adjustments related to the differences in accounting principles between U.S. GAAP and Brazilian GAAP, the amounts of net income and shareholders’ equity as reported in our consolidated financial statements presented herein differ from those included in our statutory accounting records.

(ii)

Other Data

          Some of the financial data contained in this annual report reflects the effect of rounding.  Aircraft ranges are indicated in nautical miles.  One nautical mile is equal to approximately 1.15 ordinary or “statute” miles, or approximately 1.85 kilometers.  Aircraft speeds are indicated in nautical miles per hour, or knots, or in Mach, which is a measure of the speed of sound.  The term “regional jets” refers to narrow body jet aircraft with 30-60 passenger seats.  The term “mid-capacity jets” refers to jet aircraft with 70-120 passenger seats.  All of our regional and mid-capacity jet aircraft are sold in the commercial airline segment.  As used in this annual report, the term “commercial aircraft,” as it applies to Embraer, refers to our regional jets and mid-capacity jets.  The terms “very light jet” and “light jet” refer to business jets that carry from 6 to 8 passengers and up to 9 passengers, respectively, that are designed for short take-off distances.

          We calculate the value of our backlog by considering all firm orders that have not yet been delivered.  A firm order is a firm commitment from a customer, represented by a signed contract, customarily accompanied by a down payment, where we have reserved a place on one of our production lines.  Every time we refer to our backlog in this annual report, we only make reference to firm orders and not to options.  When we refer in this annual report to the number or value of regional aircraft, we exclude one EMB 145 and two EMB 135s delivered to the Belgian government in 2001, one EMB 145 delivered to the Belgian government in 2002, one EMB 135 aircraft delivered to the Greek government in 2000, and two EMB 145s delivered to Satena Airline, a state-owned Colombian airline, in 2003 and 2004.  These aircraft have been included in our defense data.

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

•

continued successful development and marketing of the EMBRAER 170/190 jet family, our line of business jets, including the new business jets for the light and very light categories, and our defense aircraft;

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

(iii)

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

(iv)

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                         Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

                         Not applicable.

ITEM 3.     KEY INFORMATION

3A.     Selected Financial Data

          The following table presents our selected financial and other data at and for each of the periods indicated.  The selected financial data at December 31, 2003 and 2004 and for the three years ended December 31, 2004 are derived from our consolidated U.S. GAAP financial statements audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, included elsewhere in this annual report.  The selected financial data presented for all other periods have been derived from our U.S. GAAP financial statements audited by Deloitte Touche Tohmatsu.

	At and for the year ended December 31,

	2000		2001		2002		2003		2004

	(in thousands, except per share/ADS data)
Income Statement Data
Net sales	US$	2,762,162	US$	2,926,995	US$	2,525,800	US$	2,143,460	US$	3,440,533
Cost of sales and services		(1,879,318)		(1,769,234)		(1,531,720)		(1,335,032)		(2,267,330)
Gross profit		882,844		1,157,761		994,080		808,428		1,173,203
Operating expenses
Selling expenses	US$	(193,420)	US$	(212,057)	US$	(211,015)	US$	(206,246)	US$	(342,883)
Research and development		(69,593)		(99,566)		(158,499)		(173,216)		(44,506)
General and administrative expenses		(96,645)		(120,787)		(109,673)		(114,743)		(139,357)
Employee profit sharing		(41,770)		(43,746)		(25,222)		(20,399)		(61,199)
Other operating expense, net		(19,275)		(30,227)		(20,109)		(29,009)		(41,272)

Total operating expenses	US$	(420,703)	US$	(506,383)	US$	(524,518)	US$	(543,613)	US$	(629,217)

Income from operations	US$	462,141	US$	651,378	US$	469,562	US$	264,815	US$	543,986
Non-operating income (expense)
Interest income (expenses), net	US$	(6,874)	US$	47,502	US$	80,456	US$	(140,755)	US$	(38,000)
Exchange loss, net		(24,637)		(148,637)		(135,647)		(16,500)		(12,218)
Other non-operating income (expenses), net		5,955		(8,426)		(1,394)		711		(117)

Total non-operating income (expense)	US$	(25,556)	US$	(109,561)	US$	(56,585)	US$	(156,544)	US$	(50,335)

Income before income taxes	US$	436,585	US$	541,817	US$	412,977	US$	108,271	US$	493,651
Income tax benefit (expenses)	US$	(117,379)	US$	(218,394)	US$	(188,502)	US$	27,990	US$	(112,139)
Income before minority interest	US$	319,206	US$	323,423	US$	224,475	US$	136,261	US$	381,512
Minority interest		1,522		(423)		(1,883)		(217)		(1,306)
Income before cumulative effect of accounting change	US$	320,728	US$	323,000	US$	222,592	US$	136,044	US$	380,206
Cumulative effect of accounting change, net of tax		—		5,440		—		—		—

Net income	US$	320,728	US$	328,440	US$	222,592	US$	136,044	US$	380,206

Earnings per share
Common share – basic (1) (3) (6)	US$	0.55	US$	0.48	US$	0.30	US$	0.18	US$	0.50
Preferred share – basic (1) (3) (6)		0.61		0.53		0.33		0.20		0.55
ADS – basic (1) (3) (6)		2.43		2.11		1.32		0.79		2.18
Common share – diluted (2) (3) (6)		0.48		0.46		0.30		0.18		0.49
Preferred share – diluted (2) (3) (6)		0.53		0.50		0.33		0.20		0.54
ADS – diluted (2) (3) (6)		2.10		2.01		1.31		0.78		2.17
Dividends per share
Common share (3) (4) (5)	US$	0.220623	US$	0.235248	US$	0.173256	US$	0.088174	US$	0.166520
Preferred share (3) (4) (5)		0.242686		0.258763		0.190578		0.096991		0.183169
ADS (3) (4) (5)		0.970744		1.035052		0.762312		0.387964		0.732676
Weighted averaged number of shares outstanding
Common share – basic (3)		242,544		242,544		242,544		242,544		242,544
Preferred share – basic (3)		308,401		402,035		454,414		471,228		474,994
Common share – diluted (3)		242,544		242,544		242,544		242,544		242,544
Preferred share – diluted (3)		392,954		433,386		459,415		474,840		479,217
Balance Sheet Data
Cash and cash equivalents	US$	1,189,231	US$	749,302	US$	656,822	US$	1,265,820	US$	1,207,288
Temporary cash investments		—		—		—		4,320		153,488
Other current assets		920,278		1,816,046		1,856,301		2,076,726		2,514,733
Property, plant and equipment, net		254,965		366,481		436,715		402,663		381,265
Other long-term assets		528,942		628,958		1,335,626		2,331,006		1,825,625

Total assets	US$	2,893,416	US$	3,560,787	US$	4,285,464	US$	6,080,535	US$	6,082,399

Short-term loans and financing		365,043		526,550		244,526		517,014		513,281
Other current liabilities		967,283		1,161,313		1,397,407		1,929,181		1,802,820
Long-term loans and financing		90,969		245,186		308,110		526,728		825,448
Other long-term liabilities		677,013		599,212		1,237,015		1,925,776		1,565,539
Minority interest		7,748		8,170		8,226		12,611		21,443
Shareholders’ equity		785,360		1,020,356		1,090,180		1,169,225		1,353,868

Total liabilities and shareholders’ equity	US$	2,893,416	US$	3,560,787	US$	4,285,464	US$	6,080,535	US$	6,082,399

	At and for the year ended December 31,

	2000		2001		2002		2003		2004

	(in thousands, except per share /ADS data)
Other Financial Data
Net cash provided by (used in) operating activities	US$	1,103,674	US$	(207,388)	US$	575,653	US$	239,634	US$	3,301
Net cash used in investing activities		(90,996)		(162,760)		(104,216)		(72,667)		(217,781)
Net cash provided by (used in) financing activities		(85,250)		134,379		(352,435)		403,791		105,220
Depreciation and amortization		30,596		46,417		55,602		58,877		59,685

(1)	Based on weighted average number of shares outstanding. See Note 25 to our consolidated financial statements.
(2)	Based on weighted average number of shares outstanding and the effects of potentially dilutive securities. See Note 25 to our consolidated financial statements.
(3)	Restated to give effect to the issuance on March 1, 2002, in the form of a preferred share dividend, of 0.142106 new preferred share for each existing preferred or common share.
(4)	Includes interest on shareholders’ equity.
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

2001

Effect of tax adjustments	—
Effect of cumulative effect of change in accounting	5,440

Total	5,440

Basic earnings per common share	0.01
Basic earnings per preferred share	0.01
Basic earnings per ADS	0.04
Diluted earnings per common share	0.01
Diluted earnings per preferred share	0.01
Diluted earnings per ADS	0.04

	2000		2001		2002		2003		2004

Other Data:
Aircraft delivered during period (1):
To the Commercial Airline Market
EMB 120 Brasília		—		2		—		—		—
ERJ 145		112		104		82		57		87	(5)
ERJ 135		45		27		3		14		1	(1)
ERJ 140		—		22		36		16		—
EMBRAER 170		—		—		—		—		46
To the Defense Market
EMB 120 Brasília		—		—		—		—		—
Legacy		—		—		1		—		—
EMB 135		1		2		—		—		—
EMB 145		—		1		1		1		1
EMB 145 AEW&C/RS/MP		—		—		5		3		6
EMB 312 Tucano / AL-X		—		—		—		—		7
AM-X		1		—		—		—		—
To the Business Jet Market
Legacy		—		—		8		11 (2)		13
EMB 135		2		5		—		2		—
To the General Aviation Market
Light Propeller Aircraft		17		11		25		46		70

Total delivered		178		174		161		150		231

Aircraft in backlog at the end of period:
In the Commercial Airline Market (2)
EMB 120 Brasília		2		—		—		—		—
ERJ 145		261		159		109		144		66
ERJ 135		85		53		31		17		17
ERJ 140		133		152		116		20		20
EMBRAER 170		90		82		88		120		112
EMBRAER 175		—		—		—		—		15
EMBRAER 190		—		—		—		110		155
EMBRAER 195		30		30		30		15		15
In the Defense Market
EMB 145 AEW&C/RS/MP		12		15		10		7		1
EMB 312 Tucano/EMB 314
Super Tucano		—		86		86		76		69
EMB 145		2		1		—		1		—
EMB 135		2		1		—		—		—
Legacy		—		—		—		5		5
In the Business Jet Market
Legacy/EMB 135		29		66		58		27		4
In the General Aviation Market
Light Propeller Aircraft		—		—		—		11		25

Total backlog (in aircraft)		646		645		528		553		504

Total backlog (in millions)	US$	11,421	US$	10,693	US$	9,034	US$	10,591	US$	10,097

(1)	Deliveries identified by parentheses were aircraft delivered under operating leases.
(2)	Since December 31, 2004, we have received 5 additional firm orders for our ERJ 145 regional jet family and 72 additional firm orders for our EMBRAER 170/190 jet family.

Exchange Rates

          Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market, and

•	the floating rate exchange market.

          Most trade and financial foreign exchange transactions were carried out on the commercial rate exchange market.  These included the  purchase or sale of shares or payment of dividends or interest with respect to shares.  Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to buy and sell currency in these markets.  In both markets, rates were freely negotiated.

          Resolution No. 3,265 by the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005.  All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system.  Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

          Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably.  In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise.  The real may depreciate or appreciate against the U.S. dollar substantially in the future.  For more information on these risks, see “Item 3D. Risk Factors —Risks Relating to Brazil.”

          The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar, for the periods indicated.

	Exchange Rate of Reais to US$1.00

	Low	High	Average (1)	Period-end

Year ended December 31,
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8500	2.3532	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0715	2.8892
2004	2.6544	3.2051	2.9265	2.6544

	Exchange Rate of Reais to US$1.00

	Low	High

Month ended
December 31, 2004	2.6544	2.7867
January 31, 2005	2.6248	2.7222
February 28, 2005	2.5621	2.6320
March 31, 2005	2.6011	2.7621
April 30, 2005	2.5195	2.6598
May 31, 2005	2.3784	2.5146
June 30, 2005 (through June 27)	2.3703	2.4891

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

          The commercial aviation industry has been negatively impacted by a number of factors since 2001.  First, the U.S. and world economies experienced an economic downturn that began in 2001 and was characterized by rapid declines in securities markets, a decline in productivity and an increase in unemployment.  Second, the terrorist attacks of September 11, 2001 caused an immediate decline in airline travel and a high level of financial uncertainty among the worldwide airline industry.  In addition, airline travel decreased significantly in 2003 as a result of both the commencement of military action by the United States and other countries in Iraq and the concerns over outbreaks of severe acute respiratory syndrome (SARS) in Asia and Canada.  In response to these events, beginning in the fourth quarter of 2001, many airlines, including our largest customers, reduced their flight schedules for the long-term and announced significant lay-offs, and a number of airlines filed for bankruptcy protection.  As a result, over the past three years, we have agreed to modify certain delivery schedules to adjust to the changes in our customers’ businesses and reduced scheduled commercial airline, business jet and government transportation aircraft deliveries.  Most recently, in 2004, we reduced scheduled deliveries from 160 to 145 aircraft following the US Airways Chapter 11 filing in September 2004.  We have also re-evaluated our risk exposure related to aircraft valuations and customer credit risk, which resulted in charges to income.  Although the U.S. and world economies have shown some signs of recovery starting in 2004, many airlines continue to face increased competition, escalating insurance costs, increased security costs, credit downgrades, liquidity concerns and bankruptcy, and sharply higher fuel costs.  A further downturn in general economic conditions could result in further reduction in the passenger aircraft market and decreased orders for our commercial aircraft.

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

          Civil aircraft.  As of March 31, 2005, 30% of our firm orders in backlog for the ERJ 145 regional jet family were attributable to ExpressJet.  In addition, at the same date, 73% of our firm orders in backlog for the EMBRAER 170/190 jet family were attributable to JetBlue Airways, Air Canada, and US Airways, which filed for bankruptcy protection in September 2004.  In May 2005, US Airways announced a proposed merger with America West Airlines.  We do not yet know the impact that such merger, if consummated, would have on our current backlog or future sales. Prior to the fourth quarter of 2004, 63% of our firm orders in backlog for the Legacy were from Swift Aviation Services.  We cancelled these orders in the fourth quarter of 2004 pursuant to the terms of such contract.  We believe that we will continue to depend on a limited number of large customers, the loss of any one of which could reduce our sales and reduce our market share.  Fewer sales could reduce our profitability.

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

          Defense aircraft.  The Brazilian Air Force is our largest customer of defense aircraft products.  Sales to the Brazilian government accounted for 67.3% of our defense sales for the year ended December 31, 2004.  A decrease in defense spending by the Brazilian government due to defense spending cuts, general budgetary constraints or other factors that are out of our control could decrease our defense sales and defense research and development funding.  We cannot assure you that the Brazilian government will continue to purchase aircraft or services from us in the future at the same rate or at all.

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

          Our aircraft sales are subject to cancellation provisions and trade-in options and financial and residual value guarantees that may reduce our cash flow or require us to make significant cash disbursements in the future.

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

          In connection with the signing of a purchase contract for new aircraft, we may provide trade-in options to our customers.  These options provide a customer with the right to trade in existing aircraft upon the purchase of a new aircraft.  At December 31, 2004, six commercial aircraft were subject to trade-in options, and additional aircraft may become subject to trade-in upon delivery.  The trade-in price is determined in the manner discussed above for commercial jets.  We may be required to accept trade-ins at prices that are above the then-market price of the aircraft, which would result in financial loss for us when we remarket the aircraft.  In 2004, we were not required to accept any aircraft for trade in.

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

          Our residual value guarantees typically ensure that, in the 15th year after delivery, the relevant aircraft will have a residual market value of 18% to 25% of the original sale price.  In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise.

          Assuming all customers supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$2.0 billion as of December 31, 2004.  For further discussion of these off-balance sheet arrangements, see Note 34 to our consolidated financial statements.  We have deposited US$231.1 million in escrow accounts to secure a portion of our financial guarantees.  Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2004) and from other offsetting collections, such as cash deposits, would exceed our exposure by US$8.1 million.  Although we believe that the estimated value of the covered aircraft, on an aggregate basis, is currently sufficient to cover our exposure, we may be obligated to make substantial payments that are not recoverable through proceeds from aircraft sales or leases, particularly if the future value of the relevant aircraft is significantly lower than the guaranteed amount or financing defaults occur with respect to a significant portion of our aircraft.  The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns.

          We recorded a charge against income in an amount of US$16.0 million in 2004, based on our risk assessment, on an individual aircraft basis, for the issued guarantees.  We continually re-evaluate our risk for the financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from similar aircraft remarketing in the secondary market, and the credit rating for the customers.  Any future decrease in the market value of the aircraft covered by trade-in rights or financial guarantees would decrease our ability to recoup the amounts payable to satisfy our obligations and cause us to incur additional charges to income.  If we are required to pay amounts related to such guarantees, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments.  We cannot assure you that then-prevailing market conditions would allow us to resell or lease the underlying aircraft at its anticipated fair value or in a timely manner.  Consequently, honoring our trade-in or financial guarantee obligations could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow in that year.

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

          In the past, the Canadian government has initiated proceedings at the World Trade Organization, or WTO, accusing the Brazilian government of granting prohibited export subsidies relating to sales of aircraft to foreign purchasers under the ProEx program.  The Brazilian government has countered, accusing the Canadian government of granting prohibited export subsidies to the Canadian aircraft industry. The Brazilian government ultimately amended the ProEx program so that any ProEx payments would not decrease the effective interest rate below the interest rate permitted by the WTO, but only after the WTO granted Canada the authority to impose up to US$1.4 billion in trade sanctions over five to six years against Brazil.  Canada has not yet imposed sanctions.  We cannot predict what form, if any, these sanctions will take and whether such sanctions will adversely affect our business.  In addition, as a result of a Brazilian government proceeding against Canada, the dispute settlement body of the WTO authorized Brazil to apply retaliatory measures against Canada in the amount of US$248.0 million.

          Although the ProEx program is currently in compliance with WTO rules, other export financing programs available to our customers may be subject to challenge in the future.  If the ProEx program or another similar program is not available in the future, or if its terms are substantially reduced, our customers’ financing costs could be higher and our cost-competitiveness in the regional jet market could decrease.

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

          In addition to the ProEx program, we rely on the BNDES-exim program, also a government-sponsored financing program, to assist customers with financing.  This program provides our customers with direct financing for Brazilian exports of goods and services.  From 1996 through 2004, approximately 44% of the total value of our export sales was subject to financing by the BNDES-exim program.  As government-sponsored programs, the ProEx program and the BNDES-exim program rely on funds allocated from the Brazilian national budget.  Therefore, the funds available to our customers under these programs will be affected by currency fluctuations and other political and economic developments in Brazil and the international capital markets.  See “—Risks Relating to Brazil.”  For example, a recent decrease in the amounts available under the ProEx program caused us to make other financing arrangements for affected customers.  In addition, from time to time, government-sponsored financing programs such as BNDES-exim can be subject to challenge.  We cannot assure you that the Brazilian government will continue to sponsor and/or fund these programs or that funds under these or other similar programs will be available to our customers.  The loss or significant reduction of funds available under one or either of these programs, without an adequate substitute, could lead to fewer sales and has caused and may continue to cause us to compensate our customers for their additional financing costs, resulting in lower profitability for Embraer.

          We may face a number of challenges resulting from the development of new products and the possible pursuit of strategic growth opportunities.

          As we continue to develop new products, we may need to reallocate existing resources and coordinate with new suppliers and risk-sharing partners. From time to time, there is significant competition within the aviation industry for skilled personnel in general and engineers in particular.  To the extent such competition reoccurs, we may be unable to recruit the necessary number of highly skilled engineers and other personnel we require.  Failure to coordinate our resources in a timely manner or to attract and retain skilled personnel could impede our development efforts and cause delays in production and deliveries of our aircraft, which would delay recognition of revenue.

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

          Our risk-sharing partners have contributed in cash to us a total of US$245.1 million for the development of the EMBRAER 170/190 jet family as of December 31, 2004.  Cash contributions become non-refundable upon the achievement of certain developmental milestones.  As of December 31, 2004, US$120.3 million of these cash contributions had become non-refundable. If we cancel the development and production of any of the remaining aircraft in the EMBRAER 170/190 jet family because we are unable to obtain certification or for other non-market related reasons, we may be obligated to refund US$124.8 million of the total cash contributions.  Upon the expected conclusion of the certification of the EMBRAER 190 in the third quarter of 2005, an additional US$37.5 million of these cash contributions will become became non-refundable.  If we require additional financing and we are unable to obtain it, we will not be able to continue to develop and market the remaining aircraft in our EMBRAER 170/190 jet family.

          We face significant international competition, which may adversely affect our market share.

          The worldwide commercial aircraft manufacturing industry is highly competitive.  We are one of the leading manufacturers of commercial aircraft in the world, along with The Boeing Company, Airbus Industrie and Bombardier Inc., all of which are large international companies.  Certain of these competitors have greater financial, marketing and other resources than we do.  Although we have achieved a significant share of the market for our commercial aircraft products, we cannot assure you that we will be able to maintain this market share.  Our ability to maintain market share and remain competitive in the commercial aircraft market over the long term requires continued technological and performance enhancements to our products.  Our primary competitor in the regional and mid-capacity jet markets is Bombardier Inc., a Canadian company, which has significant technological capabilities, financial and marketing resources and benefits from government-sponsored export subsidies.  In addition, other international aircraft manufacturers, including The Boeing Company and Airbus Industrie, produce or are developing aircraft at the high end of the 70-120 seat segment, in which our EMBRAER 170/190 jet family will compete, thereby increasing the competitive pressures in that segment.  These companies also have significant technological capabilities and greater financial and marketing resources.

          Some of our competitors may also reach the market before we do, allowing them to establish a customer base and making our efforts to gain greater market share more difficult.  For example, in 2001, Bombardier commenced delivery of its 70-seat regional jet prior to the initial deliveries of the EMBRAER 170.  As a relatively new entrant to the business jet market, we also face significant competition from companies with longer operating histories and established reputations in this industry.  We cannot assure you that we will be able to compete successfully in our markets in the future.

          We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges.

          We have challenged the constitutionality of the nature of and modifications in rates and the increase in the calculation base of certain Brazilian taxes and payroll charges.  Interest on the total amount of these unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual as part of the interest income (expenses), net item of our statements of income.  As of December 31, 2004, we had obtained preliminary injunctions for not paying or recovering past payments in the total amount, including interest, of US$432.5 million, which is included as a liability on our balance sheet.  We are awaiting a final decision in these proceedings.  We cannot assure you that we will prevail in these proceedings or that we will not have to pay significant amounts, including interest, to the Brazilian government in the future as payment for these liabilities.  For an additional discussion of these liabilities, see Note 18 to our consolidated financial statements.

Risks Relating to the Commercial Aircraft Industry

          Scope clause restrictions in airline pilot contracts may limit demand for regional and mid-capacity jets in the U.S. market.

          A key limiting factor in demand for regional and mid-capacity jets is the existence of scope clauses contained in airline pilot contracts.  These scope clauses are union-negotiated restrictions on the number and/or size of regional and mid-capacity jets that a particular carrier may operate.  Current scope clause restrictions, which are more prevalent in the United States, include restrictions on the number of seats, weight of aircraft and number of 50-70 seat commercial aircraft in an airline’s fleet.  As a result, our opportunities for near-term growth in the U.S. regional jet market in the 40-59 and 60-80 seat segments may be limited.  The continuation or further tightening of scope clauses could also lead some of our customers who have purchased options to acquire our regional and mid-capacity jets not to exercise those options.  We cannot assure you that current restrictions will be lessened, or will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft.  Furthermore, although scope clauses are less prevalent outside the United States, we cannot assure you that scope clauses will not become more prevalent or restrictive, or that some other form of restriction will not take effect, in Europe or in other markets.

          We are subject to stringent certification requirements and regulation, which may prevent or delay our obtaining certification in a timely manner.

          Our products are subject to regulation in Brazil and in each jurisdiction where our customers are located.  The aviation authorities in Brazil and in other countries in which our customers are located, including the Brazilian aviation authority, the U.S. Federal Aviation Authority, or FAA, the Joint Aviation Authority of Europe, or JAA, and the European Aviation Safety Agency, or EASA, must certify our aircraft before we can deliver them.  We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all.  If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority would prohibit the use of that aircraft within its jurisdiction until certification has been obtained.  In addition, complying with the requirements of the certification authorities can be both expensive and time-consuming.

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

          We believe that our reputation and the safety record of our aircraft are important selling points for our aircraft.  We design our aircraft with backup systems for major functions and appropriate safety margins for structural components.  However, the safe operation of our aircraft depends to a significant degree on a number of factors largely outside our control, including our customers’ proper maintenance and repair of our aircraft and pilot skill.  Due to our relative position in the aircraft market and because we have focused on products in the regional and mid-capacity jet segments, the occurrence of one or more catastrophic events involving one of our aircraft could adversely affect our entire commercial jet family as well as our reputation and future sales and also the market price of the preferred shares and the ADSs.

Risks Relating to Brazil

          Brazilian political and economic conditions have a direct impact on our business and the trading price of our preferred shares and the ADSs.

          The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic  changes in policy and regulations.  The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports.  Our business, financial condition, results of operations and the trading price of the preferred shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors such as:

•	interest rates;

•	exchange controls;

•	currency fluctuations;

•	inflation;

•	liquidity of domestic capital and lending markets;

•	tax policies; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

          Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers.

          These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of our preferred shares and ADSs.

          Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of the preferred shares and the ADSs.

          Brazil has in the past experienced extremely high rates of inflation in the past.  More recently, Brazil’s annual rate of inflation was 10.4% in 2001, 25.3% in 2002, 8.7% in 2003 and 12.4% in 2004 (as measured by Índice Geral de Preços – Mercado or the IGP-M).  Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy.  Actions taken to combat inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

          Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation.  If Brazil experiences high inflation again in the future, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of the preferred shares and ADSs may fall.

          Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the preferred shares and the ADSs.

          Although most of our net sales and debt are U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us.

          As a result of inflationary pressures, among other factors, the Brazilian currency has devalued periodically during the last four decades.  Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.  Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

          The real depreciated against the U.S. dollar by 9.3% in 2000 and 18.7% in 2001.  In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian political elections and the global economic slowdown.  Although the real appreciated 18.2%, 8.1% and 10.5% against the U.S. dollar in 2003, 2004 and the first five months of 2005, respectively, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again.

          Historically, depreciations in the real relative to the U.S. dollar have also created additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand.  On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth.  Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies.  Depreciations of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on the ADSs and may also reduce the market value of the preferred shares and the ADSs.

          Developments and perceptions of risk in other countries, especially emerging market countries, may adversely affect the trading price of Brazilian securities, including the preferred shares and the ADSs.

          The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries.  Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours.  This could adversely affect the trading price of the ADSs and our preferred shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

          The Brazilian government has veto power over, among other things, change of control, change of corporate purpose and creation and alteration of defense programs, and our controlling shareholders act in concert to control Embraer; their interests could conflict with the interests of the holders of ADSs.

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

          Sales of a substantial number of preferred shares, or the belief that this may occur, could decrease the trading price of our preferred shares and our ADSs.  As of December 31, 2004, we had 475,797,420 preferred shares outstanding.  Of this amount, holders of exchangeable notes that were issued in June 2001 by Banco Nacional de Desenvolvimento Econômico e Social—BNDES, the Brazilian National and Social Development Bank, also known as BNDES, have the right to acquire, at any time prior to the maturity of the notes, an aggregate of 2,756,270 ADSs, representing 11,025,080 preferred shares currently owned by BNDES Participações S.A.—BNDESPAR, also known as BNDESPAR, a wholly owned subsidiary of BNDES, subject to adjustment.  As a consequence of the issuance of preferred shares or sales by existing shareholders, the market price of the preferred shares and, by extension, the ADSs may decrease significantly.  As a result, the holders of our ADSs and/or preferred shares may not be able to sell their securities at or above the price they paid for them.

          Our share price may be affected by potential dilution of our preferred shares and the ADSs.

          The issuance of preferred shares pursuant to our stock option plan could substantially dilute the preferred shares.  Under the terms of our stock plan, we were authorized to grant options to purchase up to 25,000,000 preferred shares over the five-year period from the date of the first grant of options pursuant to the plan.  As of the end of this five-year period in May 2003, we had granted options for an aggregate of 20,237,894 preferred shares, including 662,894 options granted in connection with our preferred stock dividend in 2002.  No additional options may be granted pursuant to the plan.  The options granted to each employee generally vest as follows:  30% after three years from the date granted, an additional 30% after four years and the remaining 40% after five years.  Employees may exercise their options for up to seven years from the date they are granted.  As of December 31, 2004, options representing 12,548,826 preferred shares have been exercised and options representing 4,785,678 preferred shares are exercisable in 2005.

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

          We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial, business jet and defense purposes.  Through our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects.  We have applied these capabilities that we gained from our defense business to develop our commercial aircraft business.

          Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force.  This aircraft was certified in 1973.  The Bandeirante was followed by the development of the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market.  Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use.  This family is comprised of three aircraft, which seat up to 37, 44 and 50 passengers.  The first member of the ERJ 145 family, the ERJ 145, was certified in 1996.  We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets.  The first member of this family, the EMBRAER 170, was certified in February 2004 and its derivative, the EMBRAER 175, was certified by the Brazilian aviation authority in December 2004 and by EASA in January 2005.  We are also marketing and selling the Legacy, a line of business jets in the super-midsize category based on our ERJ 135 platform, and recently launched new products in the very light and light jet categories.  For the defense market, we also offer a line of intelligence, surveillance and reconnaissance aircraft based on the ERJ 145 regional jet.

Strategic Alliance and Growth Opportunities

Strategic Alliance with European Aerospace and Defense Group

          On November 5, 1999, a group consisting of Aerospatiale Matra, currently known as European Aeronautic, Defense and Space Company N.V., or EADS, Dassault Aviation, Thomson-CSF, currently referred to by its trade name Thales™, and Société Nationale d’Étude et de Construction de Moteurs d’Aviation, or SNECMA, which we refer to collectively as the European Aerospace and Defense Group, purchased as a group 20% of the outstanding common stock of Embraer from our existing common shareholders, a majority of which was from our controlling shareholders.  We believe that this alliance will continue to assist us in the development of defense business solutions.  For example, we have integrated Thales™ mission systems and electronic equipment in some of our EMB 145 AEW&C aircraft.  In addition, in March 2005, we and EADS formed a consortium to acquire a 65% interest in OGMA- Indústria Aeronáutica de Portugal S.A., or OGMA.

Joint Ventures and Acquisitions

          In 2000, we entered into a joint venture with Liebherr International AG to develop and manufacture landing gear and high precision hydraulic equipment and provide related services for Embraer and other clients around the world.  In connection with this joint venture, we formed a new subsidiary, ELEB - Embraer Liebherr Equipamentos do Brasil S.A.

          In March 2002, we acquired the operating assets of Celsius Aerotech Inc. in Nashville, Tennessee from Reliance Aerotech Inc. in order to provide full service maintenance and repair services for our commercial and business aircraft in the United States.

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

          In December 2004, a consortium formed by Embraer and EADS was selected to acquire OGMA.  The consortium acquired 65% of OGMA’s shares in March 2005 through a newly created holding company, AIRHOLDING, SGPS, S.A., with Embraer holding 99% of the equity in the holding company and EADS holding the remaining 1%.  In the future, EADS has the option to increase its interest in this company up to 30%.  OGMA is a major representative of the aviation industry in Europe, offering services that cover the maintenance and repair of civil and military aircraft, engines and parts, assembly of structural components and engineering support.

Research and Development Costs and Capital Expenditures

          Research and development costs, including the development of the EMBRAER 170/190 jet family, were US$158.5 million in 2002, US$173.2 million in 2003 and US$44.5 million in 2004, net of cash contributions provided by risk-sharing partners.  Research and development costs as a percentage of net sales were 6.3% in 2002, 8.1% in 2003 and 1.3% in 2004.  The increase in research and development costs as a percentage of our net sales in 2003 reflects principally the costs related to the EMBRAER 170/190 jet family.  The decrease in the percentage in 2004 reflects principally the contributions from our risk-sharing partners in the amount of US$108.6 million.  In 2005, we expect our research and development costs to total approximately US$120.0 million, not including contributions from our risk-sharing partners.  We do not record an expense for research and development of defense programs as they are funded by the Brazilian government and other government customers.  Most of our research and development expenses are associated with a particular program, whether commercial or business jets.

          In May 2005, we announced our plans to expand our business jet product portfolio with jets for the very light and light categories.  Total research and development and capital expenditures relating to the new jets is expected to be approximately US$235.0 million.  We expect this program will be funded by risk-sharing partners, financial institutions and our own cash generation.  As the very light jet is expected to enter service in mid-2008 and the light jet is expected to enter service in mid-2009, we do not expect a significant portion of these funds to be expended in 2005.

          Our investments in property, plant and equipment totaled US$111.0 million in 2002, US$64.7 million in 2003, and US$50.1 million in 2004.  These investments are related mainly to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models.  In 2005 and 2006, we expect investments in property, plant and equipment to total approximately US$78.0 million and US$59.0 million, respectively, which will primarily be related to construction of facilities, improvements to our plant and production facilities for the production of the EMBRAER 170/190 jet family, as well as our defense aircraft and business jets.

4B.     Business Overview

          We are one of the leading manufacturers of commercial aircraft in the world, based on 2004 net sales of commercial aircraft, with a global customer base.  Our focus is achieving customer satisfaction with a range of products addressing the Airline, Defense and Business aircraft markets.  Our commercial airline business accounted for 75.0% of our net sales in 2004.  We are the leading supplier of defense aircraft for the Brazilian Air Force based on number of aircraft sold, and we have also sold aircraft to military forces in Europe and Latin America.  Our defense business accounted for 10.6% of our net sales in 2004.  We have developed a line of business jets based on one of our regional jet platforms and recently launched new business jets in the very light and light categories.  Our business jet business accounted for 7.1% of our net sales in 2004.  Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers.  Other related businesses, which includes customer services, accounted for 7.3% our net sales in 2004.  For the year ended December 31, 2004, we generated net sales of US$3,440.5 million, of which more than 90% was U.S. dollar-denominated.  On March 31, 2005, we had a total firm backlog in orders of US$9.9 billion, including 383 commercial jets.

Our Strengths

          We believe that our primary strengths are:

          Leading Commercial Aircraft Manufacturer with a Global Customer Base.  We are a leading manufacturer of 30-to 120-seat jets with a strong global customer base.  We have sold our regional and mid-capacity jets to 41 customers in 22 countries.  Our customers include some of the largest, major, regional and low-cost airlines in the world.

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

          Strategic Risk-Sharing Partners.  With respect to our commercial and business jet aircraft, we developed strategic relationships with key risk-sharing partners.  These risk-sharing partners develop and manufacture significant portions of the systems and components of our aircraft and contribute their own funds to research and develop these systems and components, thereby reducing our development costs.  These risk-sharing partners also fund a portion of our development costs through direct contributions of cash or materials.  We believe that these strategic relationships enable us to lower our development costs and risks, improve our operating efficiency, enhance the quality of our products and reduce the number of our suppliers.

          Benefits of Funded Development of Defense Products.  Research and development costs related to defense aircraft historically have been funded in large part by Brazilian government contracts and have had an important role in our engineering and industrial development.  For instance, the AM-X program developed for the Brazilian Air Force established the basic knowledge for the ERJ 145 jet family developed a decade later.  In addition, we sell proven defense products developed for the Brazilian Air Force to other military forces.

          Flexibility of Production to Meet Market Demands.  We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships that are designed to minimize costs, allow us to increase or decrease our production in response to market demand without significantly impacting our margins.

          Experienced and Highly Skilled Workforce.  Our employees are experienced and highly skilled.  Approximately 25% of our workforce is comprised of engineers.  Due to the high level of knowledge and skill possessed by our employees, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Business Strategies

          Looking for business growth and to increase our profitability, our strategy is to continue to offer our customers cost-effective, high quality, reliable aircraft and services.  The key elements of our strategy are the following:

          Continuing to Market our Commercial Aircraft.  We are fully committed to continuing to market our ERJ 145 regional jet family and aggressively marketing our mid-capacity platform, the EMBRAER 170/190 jet family.  The ERJ 145 regional jet family is the backbone of our operations, with almost 900 units in operation and a history of good service.  We believe that airlines can continue to benefit from this regional jet family, which we believe has assisted our customers over the last nine years in pursuing their goal of achieving profitable operations.  We believe a significant market opportunity exists for the EMBRAER 170/190 jet family with regional airlines that are expanding their fleet, increasing their penetration into higher density markets and adding longer routes, and also with major and low-cost airlines that are right-sizing their fleet in order to adjust capacity to meet demand in less dense routes.  Additionally, we believe that our commercial aircraft will provide us with significant opportunities to increase our competitiveness by offering our customers a full range of jets in the 30- to 120-passenger seat category.

          Strengthening our Position in the Business Jet Market.  We have developed the Legacy, a line of business jets based on the ERJ 135 regional jet.  Since the launch of the Legacy in 2000 and its entry into service in 2002, we have endeavored to understand and respond to market and customer needs, continually improving the product and customer support.  The knowledge accrued resulted in significant enhancements while creating the right conditions for us to identify new opportunities in the business aviation market.  In May 2005, we expanded our product portfolio to complement the Legacy offering with jets for the very light and light categories.  These business jets can provide companies, including fractional ownership companies, individuals and the emerging business of air taxi companies a cost-effective and personalized alternative to commercial airline travel.

          Increasing Penetration into the Defense Market.  We plan to develop and market additional defense products and thereby increase sales in this segment of our business.  We intend to increase our participation in the international defense market by actively marketing our existing products initially developed for the Brazilian Air Force, including our EMB 145 Intelligence, Surveillance and Reconnaissance aircraft and the Super Tucano (ALX).

          Continuing Focus on Customer Satisfaction and Support.  We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy.  Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers.  As the number of our aircraft in operation continues to grow, we have increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, pilot and maintenance training and spare parts, as demonstrated by the acquisition in 2002 of a Nashville, Tennessee maintenance, repair and overhaul (MRO) facility, and the acquisition of OGMA, an MRO facility in Portugal, the contract for which was signed and announced in December 2004 and became effective in March 2005.  We intend to continue to focus on providing our customers with high quality customer support.

          Reviewing Strategic Growth Opportunities and Enhancing Existing Relationships.  We intend to review strategic growth opportunities, which may include joint ventures and acquisitions, and other strategic transactions and enhance our existing relationship and strategic alliance with the European Aerospace and Defense Group.  For example, we recently increased our customer service capabilities with the acquisition of OGMA through a consortium led by us with EADS’ participation.

Commercial Airline Business

          We design, develop and manufacture a variety of commercial aircraft.  Our commercial airline business is our primary business, accounting for 75.0% of our net sales for the year ended December 31, 2004.

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

          ERJ 145 Regional Jet Family

          The ERJ 145 is a twin turbofan-powered regional jet accommodating up to 50 passengers.  This jet was developed in response to the increasing demand from the regional airline industry for an aircraft that offered more speed, comfort and capacity than a turboprop.  The ERJ 145 was certified by the Brazilian aviation authority in November 1996, the FAA in December 1996, the European aviation authority in May 1997, the Australian aviation authority in June 1998 and the Chinese aviation authority in December 2000.  We began delivering the ERJ 145 in December 1996.

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

          EMBRAER 170/190 Jet Family

          The EMBRAER 170/190 jet family provides our customers with a choice of four aircraft in the mid-capacity passenger range.  The EMBRAER 170 is a 70-78 seat jet and the EMBRAER 175 is a 78-86 seat jet, while the EMBRAER 190 series will include the 98-106 seat EMBRAER 190 and the 108-118 seat EMBRAER 195.

          The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, the JAA, EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004.  The EMBRAER 175 was certified by the Brazilian aviation authority in December 2004 and by EASA in January 2005.  The EMBRAER 190 made its maiden flight in March 2004, and the EMBRAER 195 made its maiden flight in December 2004.  We are currently conducting the flight test campaigns for both aircraft.  We expect to receive certification for the EMBRAER 190 in the third quarter of 2005 and for the EMBRAER 195 by mid-2006.

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

          The EMBRAER 170/190 jet family’s principal features are:

•

Performance.  All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach .82.  The EMBRAER 170 and the EMBRAER 175 have maximum fully loaded ranges of 1,700 and 1,600 nautical miles, respectively, and each is available in long-range, or LR, versions, with maximum fully loaded ranges of 2,000 and 1,800 nautical miles, respectively.  The EMBRAER 190 and EMBRAER 195 have maximum fully loaded ranges of 1,700 and 1,500 nautical miles, respectively, and will be available in LR versions with maximum fully loaded ranges of 2,300 and 2,100 nautical miles, respectively.

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

          EMB 120 Brasília

          The EMB 120 Brasília is a pressurized twin wing-mounted turboprop aircraft that accommodates up to 30 passengers.  The EMB 120 Brasília was developed in response to the regional aircraft industry’s demand for a high-speed and fuel-efficient 30-seat regional aircraft.  The EMB 120 Brasília was certified by the FAA in May 1985 and by the Brazilian aviation authority in July 1985.  Since its introduction in 1985 and through December 31, 2004, we have delivered 352 EMB 120 Brasílias for the regional market and five EMB 120 Brasílias for the defense market.  We currently manufacture the EMB 120 Brasília only upon customer request.

Customers

          While we have focused our efforts on the U.S. and European markets to date, we also have customers in the Middle East and Asia, including China.  We have achieved a diverse, global customer base for our aircraft, principally in the commercial airline market.  Our major customers of commercial aircraft include some of the largest regional and low-cost airlines in the world.  As of March 31, 2005, our largest customers are JetBlue Airways, US Airways, ExpressJet and Republic Airlines.  For a discussion of these significant customer relationships, see “Item 3D. Risk Factors—Risks Relating to Embraer—We depend on a small number of key customers and key suppliers, the loss of any of which could harm our business.”

          We generally sell our commercial aircraft pursuant to contracts with our customers on a fixed-price basis, adjusted by an escalation formula that reflects, in part, inflation in the United States.  These contracts generally include an option for our customers to purchase additional aircraft for a fixed option price, subject to adjustment based on the same escalation formula.  In addition, our contracts provide for after-sales spare parts and services, as well as warranties of our aircraft and spare parts.  Other provisions for specific aircraft performance and design requirements are negotiated with our customers.  Finally, some of our contracts contain cancellation provisions and trade-in options and financial and residual value guarantees.  See “Item 3D. Risk Factors—Risks Relating to Embraer—Our aircraft sales are subject to cancellation provisions and trade-in options and financial and residual value guarantees that may reduce our cash flow or require us to make significant cash disbursements in the future” for a more detailed discussion of these provisions.

Sales and Marketing

          Our current marketing strategy is based upon our assessment of the worldwide commercial airline market and our assessment of the current and future needs of our customers.  We actively market our aircraft to airlines and regional affiliates of major airlines through our regional offices in the United States, Europe and Asia.  Our success depends to a significant extent on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products.  Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product enhancement planning and airline analysis.  In terms of direct marketing to our customers, we rely heavily on addressing the media, as well as participating in air shows and other cost-effective events that enhance customer awareness and brand recognition.  We have regional sales offices in Le Bourget, France, Ft. Lauderdale, Florida, Beijing, China and Singapore.  We sell our ERJ 145 regional jet family in the Chinese market exclusively through our joint venture in China, which has secured 11 orders from Chinese airlines since the beginning of 2004.

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

          Our options generally provide our customers the right to purchase an aircraft in the future at a fixed price and on a specified delivery date, subject to escalation provisions, under a purchase contract.  Once a customer decides to exercise an option, we account for it as a firm order.  On occasion, we have extended the exercise date for our options and renegotiated the delivery schedule of firm orders.  On occasion, we have also allowed customers to convert their firm orders or options for one aircraft into firm orders or options for another aircraft within the same commercial jet family.

Competition

          We generally face competition from major manufacturers in the international aircraft market.  Each category of our products faces competition of a different nature and generally from different companies.  Some of our competitors have greater financial, marketing and other resources than we do.  In the 30- to 60-seat category, the main competitor of the ERJ 135 and the EMB 120 Brasília aircraft is the De Havilland DHC-8-200, a turboprop aircraft.  The main competitors of the ERJ 145 regional jet family are:

•	the CRJ-100/200/440, manufactured by Bombardier;

•	the 328Jet, previously developed and manufactured by Fairchild Dornier and now manufactured to order by Avcraft Aviation LLC;

•	the ATR-42, manufactured by ATR G.I.E., a joint project of Italy’s Alenia Aerospaziale and EADS; and

•	the DHC-8-300, manufactured by De Havilland.

          Only Bombardier’s CRJ-100/200/440 aircraft are jets.  Fairchild Dornier filed for bankruptcy protection in April 2002, and the 328Jet is currently marketed and manufactured to order by Avcraft Aviation LLC.  Given the success of our regional jet family and the significant barriers to entry into the market, due principally to the high development costs of a new model and the extensive and time-consuming development cycle of a new jet, we believe that we are well-positioned to increase our market share for the ERJ 145 regional jet family.

          We face our strongest competition in the 61- to 90- and 91- to 120-seat categories.  Currently, there are three aircraft in the first segment:  De Havilland’s DHC-8-400, a 72-seat turboprop, ATR’s ATR72, a 72-seat turboprop, and Bombardier’s CRJ-700, a 70-seat regional jet, which was first delivered in January 2001.  Bombardier has also launched the larger CRJ-900 aircraft, which seats 85 passengers and began deliveries in January 2003.  In the 91- to 120-seat category, Airbus developed a 100-plus-seat jet, the A318, which was certified by the JAA in May 2003.  Boeing has announced that it will close the production line of its 100-seat 717 twinjet in 2006, but it will still compete in this segment with the 737-600.  Embraer is the only manufacturer that offers a complete line of products in both segments.

          The key competitive factors in the markets in which we participate include design and technological strength, aircraft operational costs, price of aircraft, including financing costs, customer service and manufacturing efficiency.  We believe that we will be able to compete favorably on the basis of our aircraft performance, low operating costs, product development experience, global customer base, market acceptance, cabin design and aircraft price.

Defense Business

          We design, develop, integrate and manufacture a wide range of defense products, principally transport, training, light attack and surveillance aircraft.  We are the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its current fleet.  We also have sold defense aircraft to military forces of 16 other countries in Europe and Latin America, including the United Kingdom, France, Greece and Mexico.  At December 31, 2004, we had sold 529 defense aircraft to the Brazilian government and 532 defense aircraft to other military forces.  Our defense business accounted for 10.6% of our net sales for the year ended December 31, 2004.

Products

          Tucano Family; AL-X

          The Tucano is a single engine turboprop aircraft used for pilot training and armed reconnaissance missions.  Although no longer manufactured, over 650 EMB 312 Tucanos are in operation in 15 air forces worldwide, including those of Brazil, the United Kingdom, France, Argentina, Egypt, Colombia, Paraguay, Peru and Venezuela.

          We have also developed the Super Tucano, which has a light attack version, known as the AL-X (Aeronave Leve de Ataque, or Light Attack Aircraft).  The Super Tucano and the AL-X offer an engine with twice the power of the Tucano’s standard engine, fighter standard avionics, ejection seats, an on-board oxygen-generating system and enhanced range and external loads capability.  The AL-X was developed under a contract with the Brazilian Air Force, with FINEP (Financiadora de Estudos e Projetos) providing US$21.7 million in research and development debt financing, of which US$1.4 million was outstanding as of December 31, 2004.  The AL-X has sophisticated navigation and attack systems, night operations capability and the ability to operate under severe weather conditions.  We have received firm orders for 76 AL-X aircraft and an additional 23 options from the Brazilian Air Force.  The first delivery of the AL-X was made to the Brazilian Air Force in December 2003 and an additional seven aircraft were delivered in 2004.  These aircraft are expected to be used for advanced pilot training and for defense operations in the Amazon region of Brazil in connection with the Brazilian government’s SIVAM (Sistema de Vigilância da Amazônia, or System for the Surveillance of the Amazon) program.

          EMB 145 AEW&C; EMB 145 RS; EMB 145 MP

          We have configured a special version of the ERJ 145 with an advanced early warning and control system to create the EMB 145 AEW&C, with ground remote sensing capability to create the EMB 145 RS, and with marine remote sensing capability to create the EMB 145 MP.  The EMB 145 AEW&C’s advanced phased-array radar and mission system, developed by Ericsson, is capable of conducting surveillance and providing air traffic control in support of aviation authorities.  The EMB 145 RS is designed to carry out ground surveillance and environmental protection activities using advanced synthetic aperture radar, capable of providing day/night and all weather images of the ground over large areas, with multi-spectral sensors developed by subcontractors in the United States.  The EMB 145 MP is designed to carry out maritime patrol and anti-submarine warfare missions, using maritime and ground surveillance radar, electro-optical sensors, and communications and other surveillance equipment developed by Ericsson and Thales™.  We, Ericsson and Thales™are jointly marketing these aircraft worldwide.  In February 2001, the Mexican government ordered one EMB 145 AEW&C aircraft and two EMB 145 MP aircraft, which were delivered in 2004.  At December 31, 2003, the Brazilian government had ordered a total of eight EMB 145 AEW&C/RS aircraft to conduct surveillance and monitor ground activities in the Amazon region, all of which were delivered as of such date.  The Greek government, through the Hellenic Air Force, ordered four EMB 145 AEW&C aircraft in October 1999 for use in the Greek government’s aerospace early warning and control system, two of which were delivered in 2004 and two of which were delivered in 2005.

          AM-X; AMX-T

          The AM-X is a subsonic ground attack and close air support aircraft developed under an international cooperation agreement with Alenia Un Azienda Finmecanica S.p.A. and Aermacchi Aeronautica Macchi S.p.A. and sponsored by the Brazilian and Italian governments.  Under the agreement, each of the parties is responsible for key systems of the aircraft.  The AM-X is assembled in both Brazil and Italy.  Embraer and the Italian partners supply each other with different key components and systems of the aircraft. In addition, Embraer and the Italian partners are each free to market the aircraft independently, and each receives 100% of the proceeds of its sales.  Approximately 170 AM-X aircraft are currently in operation in the air forces of Brazil and Italy, 55 of which were sold by us.

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

          Authority Transport Aircraft

          We are marketing our Legacy line of business jets, modified to meet added security needs, to the Brazilian and other governments.  We entered into a contract with the Belgian Air Force for two EMB 135s and two EMB 145s modified to transport government officials, of which two EMB 135s and one EMB 145 were delivered in 2001 and one EMB 145 was delivered in 2002.  In 1999, we entered into a contract with the Greek government through the Hellenic Air Force for one EMB 135 aircraft for special transportation and support needs, which was delivered in 2000, and one Legacy, which was delivered in 2002.  In addition, in 2003, Satena Airline, the state-owned Colombian airline, ordered two EMB 145s, which were delivered in December 2003 and January 2004.  We also have a contract with the Indian government for the sale of five Legacy aircraft in a special configuration.

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

           In March 2002, we formed a consortium with Dassault, Thales™ and SNECMA and submitted a bid on the development and manufacture of new fighter jets for the Brazilian Air Force.  In December 2004, the validity of the submitted proposals expired, and the Brazilian government has not renewed the bidding process for this program.

          In August 2004, we were selected as part of a team led by Lockheed Martin to supply the U.S. Army with a next-generation battlefield surveillance system known as Aerial Common Sensor (ACS).  Under the original selection, we were selected to supply the platform, which was expected to be based on the ERJ/EMB 145 regional jet and be produced at Embraer’s proposed facility in Jacksonville, Florida.  The final contracting process is still under discussion.

Competition

          Our defense products face competition from various manufacturers, many of which have greater financial, marketing and other resources than we do.  The Super Tucano and the AL-X compete with the Pilatus PC-9M and PC-21 and the Raytheon T-6A and T-6B.  The EMB 145 AEW&C competes against the Northrop-Grumman E-2C II Hawkeye 2000.  In addition, Boeing is developing the B737 AEW&C aircraft, with advanced warning and remote sensor capabilities, for the Australian and Turkish Air Forces.  The AM-X/AMX-T competes with the British Aerospace Hawk-100, the Aermacchi MB-339FD and the Aero Vodochody L-159.

Business Jet Business

          We have developed a line of business jets, the Legacy, based on our ERJ 135 regional jet.  We are marketing the line of business jets to companies, including fractional ownership companies, and high net-worth individuals.  Our business jet segment accounted for 7.1% of our net sales for the year ended December 31, 2004, resulting from the delivery of 13 Legacy jets.

          The Legacy was designed to provide customers with a cost-effective alternative to commercial airline travel.  We offer the Legacy in two versions:  executive and corporate shuttle.  The executive version features a highly customized interior based on the customer’s specific requirements.  The corporate shuttle version is partially customized and is generally intended to have business class-type seating and in-flight office design features.  Both versions have a maximum cruising speed of Mach .8, or 470 knots.

          We developed the Legacy by building upon our regional jet design and manufacturing experience.  For example, with the exception of the interior of the aircraft, the fuel tank, controller and indication system and the winglets, the Legacy has the same components as the ERJ 135 and is capable of being manufactured on the same production line.  Furthermore, the corporate shuttle version of the Legacy does not require separate FAA, European aviation authority or Brazilian aviation authority approval.  The executive version of the Legacy was certified by the Brazilian aviation authority in December 2001, by the JAA in July 2002 and by the FAA in August 2002.

          In May 2005, we announced our plans to expand our business jet product portfolio with jets for the very light and light categories.  Our entry into the very light and light categories was approved by our Board of Directors in April.  Total research and development and capital expenditures relating to the new jets is expected to be approximately US$235.0 million.  We expect this program will be funded by risk-sharing partners, financial institutions and our own cash generation.  Embraer’s very light jet will carry from six to eight people and be powered by Pratt & Whitney Canada’s PW617F engine and is expected to enter service in mid-2008.  The light jet will carry up to nine people and have a larger fuselage and wingspan and longer range than the very light jet.  It will be powered by Pratt & Whitney Canada’s PW535E engine and is expected to enter service in mid-2009.  Pratt & Whitney Canada is one of our risk-sharing partners for this program.  We expect to select other risk-sharing partners by the end of 2005.

          We face significant competition from companies with longer operating histories and established reputations in the business jet industry.  Many of these manufacturers have greater financial, marketing and other resources than we do.  Competitors with the Legacy include aircraft produced by Dassault Aviation, Bombardier Inc. and General Dynamics and Raytheon.  Competitors in the light and very light jet categories include Cessna Aircraft Co., Raytheon and Eclipse.

          We take orders and build backlog for the Legacy in the same manner as our commercial aircraft.  We include an order in backlog once we have received a firm commitment, represented by a signed contract.  We customarily receive a deposit at the time of order, three 5% progress payments and full payment of the balance due upon delivery, in the same manner as for our commercial aircraft.  We generally receive US$100,000 for each option to purchase a business jet.  The terms of these options are substantially the same as the terms of our commercial aircraft options.

Other Related Businesses

          We also provide after-sales customer support services and manufacture and market spare parts for the aircraft we produce.  Activities in this segment include the sale of spare parts, maintenance and repair, training and other product support services, as well as revenues related to aircraft leased to customers primarily through our leasing subsidiary.  In addition, we provide structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters.  We also manufacture, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive aircraft and crop dusters, also known as light aircraft.  Our other related businesses accounted for 7.3% of our net sales for the year ended December 31, 2004.

After-Sales Customer Support; Spare Parts Business

          We also provide after-sales customer support services and manufacture and market spare parts for the fleets of our commercial, business and defense customers.  Our after-sales customer support and spare parts business falls into several categories:

•	field support;

•	material support, which includes spare parts sales and distribution;

•	product warranty and repair administration;

•	technical support, which includes engineering support, maintenance engineering and technical publications; and

•	training.

          This business is expected to continue to grow as the number of our aircraft in service increases.  Our customers require aircraft manufacturers and their suppliers to maintain adequate spare parts and ground support equipment inventories for a period of 10 years after the production of the last aircraft of the same type, or until fewer than five aircraft are operated in scheduled commercial air transport service.  We recently established a pooling program that allows customers to exchange used parts for new or refurbished parts.

Subcontracting

          We provide subcontracting services to Sikorsky Corporation in connection with the development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 Helibus helicopter.  We also act as a risk-sharing partner to Sikorsky.  The contracts expire in 2015.

General Aviation Aircraft

          We build general aviation propeller aircraft.  These aircraft include a six-passenger aircraft that is produced only on demand for use by corporations and by air-taxi companies.  At December 31, 2004, we had delivered a total of 2,326 of these aircraft.  The last delivery of this type of aircraft was in 2000.  We also developed a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture.  These aircraft are produced only on demand.  Through December 31, 2004, we had delivered a total of 978 of these aircraft, including 70 in 2004.  We had 25 crop duster aircraft in backlog at December 31, 2004.

Aircraft Operating Lease Activities

          We established a subsidiary in 2002, ECC Leasing Co. Ltd., or ECC, responsible for managing and remarketing certain aircraft, such as pre-series aircraft that are not otherwise sold after the completion of the certification process for such aircraft type, aircraft that we may accept as a result of the exercise by customers of trade-in options, and aircraft that we may reacquire in connection with our financial guarantees.  As of December 31, 2004, ECC and two other subsidiaries had a total portfolio of 24 aircraft, 14 of which were under operating leases.

Markets

          The following table sets forth our net sales by line of business and geographic region of the end users of our aircraft for the periods indicated.

	Year ended December 31,

	2002		2003		2004

	(in millions of dollars)
Commercial Airline:
Americas (excluding Brazil)	US$	1,772.2	US$	1,457.8	US$	2,189.4
Europe		290.5		68.6		296.9
Brazil		—		—		—
Other		47.6		—		93,2

Total	US$	2,110.3	US$	1,526.4	US$	2,579.5

Business Jet
Americas (excluding Brazil)		86.6		139.2		204.9
Europe		58.3		36.2		—
Other		—		—		40.8

Total	US$	144.9	US$	175.4	US$	245.7

Defense
Americas (excluding Brazil)		13.3		106.6		92.1
Europe		73.5		52.6		20.9
Brazil		40.5		102.5		246.1
Other		—		0.7		6.6

Total	US$	127.3	US$	262.4	US$	365.7

Other Related Businesses
Americas (excluding Brazil)		78.2		94.7		130.1
Europe		43.2		65.3		54.4
Brazil		20.1		18.5		51.3
Other		1.8		0.8		13.8

Total	US$	143.3	US$	179.3	US$	249.6

Joint Ventures

          We entered into a joint venture with Liebherr International AG to develop and manufacture landing gear and high precision hydraulic equipment and provide related services for Embraer and other clients around the world.  In connection with this joint venture, we formed a new subsidiary, ELEB, to which we transferred all of our landing gear manufacturing activities, the employees and some liabilities related to those activities.  On May 22, 2000, Liebherr International AG, acting in coordination with its subsidiary, Liebherr Aerospace Lindenberg GmbH, and through its Brazilian affiliate, purchased 40% of the capital stock of ELEB.  Liebherr-Aerospace SAS is our risk-sharing partner responsible for designing, developing and manufacturing the landing gear assemblies for the EMBRAER 170/190 jet family.

          In addition, we entered into a joint venture in December 2002 with Harbin Aircraft Industry (Group) Co., Ltd. and Hafai Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp. II, or AVIC II, to provide for the manufacture, sale and after-sale support of the ERJ 145 regional jet family.  We own 51% of the equity of the joint venture company, Harbin Embraer Aircraft Industry Company Ltd.  We have licensed to the joint venture the exclusive rights to produce, sell and provide support for the ERJ 145 regional jet family in the Chinese markets, and we contributed US$12.4 million in cash, tooling and inventory to the joint venture.  Our joint venture partners have contributed the land use rights in Harbin, China and contributed US$10.8 million in cash and facilities to the joint venture.  The roll-out for the first ERJ 145 manufactured by the joint venture occurred in December 2003, and the joint venture entered into its first sales contract for six aircraft to China Southern Airlines in February 2004.  In March 2005, we entered into a second sales contract for five aircraft with China Eastern Airlines.

Suppliers and Components; Risk-Sharing Arrangements

          We do not manufacture all of the parts and components used in the production of our aircraft.  More than 80% of the production costs of our ERJ 145 regional jet family, EMBRAER 170/190 family and Legacy business aircraft, depending on aircraft model, consist of materials and equipment purchased from our risk-sharing partners and other major suppliers.  Risk-sharing arrangements with suppliers of key components enable us to focus on our core business:  design and production of commercial aircraft.  Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft, such as wings, tail or fuselage.  Our risk-sharing partners, therefore, must invest their own money in research and development and share the risk and success of our products with us.

          In our commercial and business aircraft business, we rely on risk-sharing partners to supply vital components of our aircraft, such as the engines, hydraulic components, avionics, wings, sections of the fuselage and portions of the tail.  Once we select our risk-sharing partners and program development and aircraft production begins, it is difficult to substitute these partners.  In some cases, our aircraft are designed specifically to accommodate a particular component, such as the engines, which cannot be substituted by another manufacturer without significant delay and expense.  This dependence makes us susceptible to the performance, quality and financial condition of these risk-sharing partners.

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

          Our risk-sharing partners generally receive payment for supplied components within three to five months after delivery of the components to us.  The partnering relationship with these suppliers results in lower production costs and higher product quality for the ERJ 145 regional jet family.  In addition, our line of business jets benefits from the risk-sharing arrangements with Gamesa, Sonaca and ENAER.  The interior of the executive version of the Legacy is provided by The Nordam Group, Inc. and Duncan Aviation, Inc.

          Other major suppliers.  We have also entered into other agreements with numerous European, American, Canadian and Brazilian suppliers to provide key components for a number of our products, including the ERJ 145 regional jet family.  These supply arrangements cover systems and components such as engines, avionics, landing gear and flight control systems.  Our major suppliers include, among other companies, Rolls-Royce Allison, Parker Hannifin Corp., BF Goodrich Co., United Technologies Corp. - Hamilton Sundstrand Division, Honeywell, Rosemount Aerospace and Alcoa Inc.

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

          Our risk-sharing partners have contributed in cash to us a total of US$245.1 million for the development of the EMBRAER 170/190 jet family as of December 31, 2004.  Cash contributions become non-refundable upon the achievement of certain developmental milestones.  As of December 31, 2004, US$120.3 million of these cash contributions had become non-refundable.  If we cancel the development and production of any of the remaining aircraft in the EMBRAER 170/190 jet family because we are unable to obtain certification or for other non-market related reasons, we may be obligated to refund US$124.8 million of the total cash contributions.  Upon the expected conclusion of the certification of the EMBRAER 190 in the third quarter of 2005, an additional US$37.5 million of these cash contributions will become non-refundable.  We generally do not need to refund these contributions as a result of insufficient market demand.  We believe that these financial commitments are a strong endorsement of our aircraft design and our ability to execute our business plan.

          Furthermore, some of the risk-sharing partners for the EMBRAER 170/190 jet family have assumed a broader role in other aspects of the program by providing sales financing and residual guarantees, rather than simply supplying us with aircraft components.

Business Jets

          The risk-sharing partners for our Legacy business jet are the same as those for our ERJ 145 jet family.  There will be risk-sharing partners for the light and very light business jets: Pratt & Whitney Canada, the supplier of the engines, and others, who will be selected by the end of 2005.

Customer Service and Product Support

          Customer satisfaction and service is critical to our success.  Through our customer focus, we aim to enhance customer loyalty and, ultimately, increase sales.  We will continue to focus on the development of closer, long-term relationships with our customers by meeting their aircraft requirements, providing after-sale support and spare parts and meeting maintenance requirements.  We identify at the time of purchase the appropriate level of after-sale regional or on-site customer support and coordinate regional inventory levels to address expected spare parts and maintenance requirements.  To maintain and increase our responsiveness, we have established five support centers worldwide.  We provide technical assistance, support and distribution to our Brazilian and other Latin American customers through our facility in São José dos Campos.  In March 2002, we established a distribution center in Beijing, China, together with China Aviation Supplies Import and Export Corporation (CASC).  We also intend to provide support services through our joint venture in China for aircraft sold by the joint venture.  In addition, we operate a maintenance, repair and overhaul facility in Nashville, Tennessee, and a maintenance, repair and overhaul facility in Alverca, Portugal.  We provide full service maintenance and repair services for our commercial and business aircraft at these service centers, enhancing our level of service to our customers in the United States and Europe.

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

          We operate support centers that are available 24 hours a day, seven days per week, in our São José dos Campos facility, as well as in Ft. Lauderdale, Florida, and Le Bourget, France.  We train pilots, co-pilots, flight attendants and mechanics at these locations.  We operate advanced flight simulators for our ERJ 145 regional jet family and for the Legacy at our Florida facility under an agreement with FlightSafety International, Inc., a business specializing in flight simulation.  We have entered into an agreement with GE Capital Aviation Training Limited, or GECAT, a joint venture between General Electric Company and Thales™, whereby GECAT provides training for the EMBRAER 170/190 jet family on a non-exclusive basis.  We also provide field service and on-the-job training for airline personnel.  For example, we routinely dispatch one of our pilots to fly with an operator’s crew during the introduction of an aircraft into a customer’s regular routes.  We also provide technical publications with up-to-date technical information on our aircraft.

Aircraft Financing Arrangements

          We generally do not provide long-term financing directly to our customers.  We assist our customers in obtaining financing arrangements through different sources such as leasing arrangements and the BNDES-exim program.  In addition, we help our customers qualify for the ProEx program.  On a case-by-case basis, we have provided interim financing, at market rates, to customers who have completed or are negotiating other financing arrangements and have not received funding in time for delivery.  We have also provided guarantees for a portion of the financing of aircraft for certain of our customers.  See Notes 8, 9 and 34 to our consolidated financial statements.

          The BNDES-exim program, a Brazilian government-sponsored program, provides our customers with direct financing for Brazilian exports of goods and services.  From 1996 through 2004, approximately 44% of the total value of our export sales was financed by the BNDES-exim program.

          In addition to the BNDES-exim program, we also assist customers in their aircraft financing through other arrangements, including leasing arrangements, principally through leasing companies, U.S. leveraged leases, U.K. tax leases and French tax leases.  These arrangements accounted for approximately 47% of the total value of our export sales from 1996 through 2004.  Leasing arrangements through leasing companies generally involve the purchase by a leasing company of our aircraft under a customer’s purchase contract and the lease of that aircraft to that customer.  In leveraged leasing transactions, an investor will borrow a portion of the aircraft purchase price from a third party lender, which can also be BNDES-exim, purchase our aircraft and lease it to our customer.  See Note 9 to our consolidated financial statements.

          Our customers also benefit from the ProEx program, a Brazilian government-sponsored program of interest rate adjustments.  Under the ProEx program, which is intended to offset Brazil’s country risk, foreign customers that buy selected products made in Brazil, such as our aircraft, receive the benefits of interest rate discounts.  A substantial percentage of our customers benefit from the ProEx program.  See “Item 3D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost-competitiveness of our aircraft.”

Intellectual Property

          Our intellectual property, which includes designs, trade secrets, know-how and trademarks, is important to our business.  We hold trademarks over our name and symbol, and the names of our aircraft, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, European Union and Japan.  At December 31, 2004, we had 47 trademarks.  Our registered trademarks are generally renewed at the end of their validity period, which usually runs from 10 years from the date of application for registration.  We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

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

          The ERJ 145 was certified to operate in the United States and Brazil in the last quarter of 1996, in Europe in the second quarter of 1997, in Australia in June 1998 and, for the LR version, in China in November 2000.  The ERJ 145 XR version was certified by the Brazilian aviation authority in August 2002 and by the FAA in October 2002.  The ERJ 135 was certified by the Brazilian aviation authority in June 1999, by the FAA in July 1999 and by the European aviation authority in October 1999.  The ERJ 140 was certified by the Brazilian aviation authority in June 2001 and by the FAA in July 2001.  The executive version of the Legacy was certified by the Brazilian aviation authority in December 2001, by the JAA in July 2002 and by the FAA in August 2002.  The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, EASA, the JAA and the authority of Poland in February 2004.  The EMBRAER 175 was certified by the Brazilian aviation authority in December 2004 and by EASA in January 2005.

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

          We own our headquarters and plant, located in São José dos Campos.  Significant portions of our facilities in São José dos Campos are subject to mortgages held by BNDES.  We lease, own or have the right to use the following properties:

Location	Purpose	Approximate square footage	Owned/ Leased		Lease Expiration

São José dos Campos, SP, Brazil	Headquarters, principal manufacturing facility and support center	5,902,102	Owned		—
São José dos Campos, SP, Brazil (Eugênio de Mello)	Manufacturing facility	3,658,884	Owned		—
Botucatu, SP, Brazil	Manufacturing facility	222,000	Owned		—
Harbin, China	Manufacturing facility	258,067	Owned	(1)	—
Gavião Peixoto, SP, Brazil	Testing and manufacturing facilities	191,648,512	(2)		—
São Paulo, SP, Brazil	Administrative offices	5,245	Leased		2007
Ft. Lauderdale, Florida, U.S.A.	Support center	91,500	Leased		2020
West Palm Beach, Florida, U.S.A. (3)	Engineering offices	16,800	Leased		2005
Nashville, Tennessee, U.S.A.	Aircraft maintenance and support center	316,128	Leased		2018, 2028
Alverca, Portugal (4)	Aircraft maintenance and support center	417,000	Leased		2035
Le Bourget, France	Support center	33,500	Leased		2008
Beijing, China	Representative offices	1,709	Leased		2004
Singapore	Representative offices	2,239	Leased		2004

(1)	Land owned pursuant to a land use rights certificate.
(2)

We currently have a temporary authorization from the State of São Paulo to use the land and expect to receive a concession for the land as soon as legal formalities are satisfied.  The facilities are owned by Embraer.

(3)	This facility was closed in May 2005.
(4)	We acquired this facility as of March 2005.

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

          Production facilities for our commercial, business and defense aircraft are located in São José dos Campos in the State of São Paulo, Brazil.  We reduced the aircraft production time of our regional jet aircraft from eight months in 1996 to 3.1 months in 2004.  From December 31, 1999 to December 31, 2000, we increased our production from 12 to 16 ERJ 145 family aircraft per month.  At March 31, 2001, our production rate was 16 aircraft per month.  In response to decreased market demand after the September 11, 2001 terrorist attacks and the related global economic slowdown, we decreased our production to 11 aircraft per month and, in 2003, decreased it further to nine aircraft per month.  Production time for our EMBRAER 170 aircraft has been reduced from approximately seven months at the beginning of its production in March 2004 to approximately 4.1 months at the end of 2004.  We have the flexibility to increase production in the future in response to increased demand.  To accommodate our production of the ERJ 145 regional jet family and our EMBRAER 170/190 jet family, as well as any production of our business jets, we have expanded our production facilities and acquired new facilities and will continue to coordinate with our risk-sharing partners to accommodate any future production needs.

          We built a new facility in Gavião Peixoto, in the State of São Paulo, Brazil, to enhance our flight testing capabilities and provide a final assembly line for our defense and business aircraft.  As of December 31, 2004, we had invested US$51.5 million in the construction of this new facility.  This facility has been operational since November 2002 and consists of a runway and other features to handle our development of supersonic aircraft technology.  We are also conducting our flight tests for the EMBRAER 170/190 jet family and have a fully operational business jet interior factory at Gavião Peixoto.

          In September 2000, we purchased a new facility in São José dos Campos in the State of São Paulo, Brazil, where we currently manufacture small parts and components for our aircraft.  Our China joint venture has constructed a production facility for the ERJ 145 jet family in Harbin, China.

Environmental Matters

          Most environmental regulation in Brazil is established at the state rather than at the federal or municipal level, with environmental authorities in most states granting operating permits to individual facilities rather than through general regulations.  We have all material permits required to operate our business.  The terms of these operating permits are reviewed every year and we are in compliance with our permits.  In addition, we adhere internally to international ISO 14000 environmental standards.  In 2002, 2003 and 2004, we invested US$1.0 million, US$1.7 million and US$2.6 million, respectively, in environmental matters and we expect to spend approximately US$3.3 million on environmental matters in 2005 for expenditures relating to the portion of construction of new facilities and modification of existing facilities relating to environmental compliance and improvements.

OGMA

          During the process of due diligence prior to the acquisition of OGMA, we identified some industrial processes that did not meet environmental and occupational safety standards.  As part of the negotiations, it was agreed with EMPORDEF, the seller, that (i) Embraer would spend 1.9 million euros - the amount estimated by the parties to be the amount necessary to bring the industrial processes into environmental and occupational safety compliance over a three-year period, (ii) the seller would indemnify OGMA for any losses due to environmental claims over the same three-year period, (iii) Embraer’s liability for pre-acquisition environmental claims would be limited to 4.1 million euros, and (iv) any liability for other pre-acquisition environmental and occupational safety claims in excess of 4.1 million euros would be paid by the seller.

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

          Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and presented in U.S. dollars.  For certain purposes, such as providing reports to our shareholders located in Brazil, filing financial statements with the Comissão de Valores Mobiliários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the Brazilian Corporate Law.

5A.	Operating Results

Current Conditions and Future Trends in the Airline Industry and Business Jet Market

Commercial Aircraft

          The commercial aviation industry has been negatively impacted by a number of factors since 2001.  First, the U.S. and world economies experienced an economic downturn that began in 2001 and was characterized by rapid declines in securities markets, a decline in productivity and an increase in unemployment.  Second, the terrorist attacks of September 11, 2001 caused an immediate decline in airline travel and a high level of financial uncertainty among the worldwide airline industry.  In addition, airline travel decreased significantly in 2003 as a result of both the commencement of military action by the United States and other countries in Iraq and the concerns over outbreaks of severe acute respiratory syndrome (SARS) in Asia and Canada.  In response to these events, beginning in the fourth quarter of 2001, many airlines, including our largest customers, reduced their flight schedules for the long-term and announced significant lay-offs, and a number of airlines filed for bankruptcy protection.  As a result, over the past three years we have agreed to modify certain delivery schedules to adjust to the changes in our customers’ businesses and reduced scheduled commercial airline, business jet and government transportation aircraft deliveries.  Most recently, in 2004, we reduced scheduled deliveries from 160 to 145 aircraft following the US Airways Chapter 11 filing in September 2004.  We have also re-evaluated our risk exposure related to aircraft valuations and customer credit risk, which resulted in charges to income.  Although the U.S. and world economies have shown some signs of recovery starting in 2004, many airlines continue to face increased competition, escalating insurance costs, increased security costs, credit downgrades, liquidity concerns and bankruptcy, and sharply higher fuel costs.  A further downturn in general economic conditions could result in further reduction in the passenger aircraft market and decreased orders for our commercial aircraft.  See “Item 3D. Risk Factors—Risks Relating to Embraer—A downturn in the commercial airline market may reduce our sales and revenue, and consequently our profitability, in any given year.”

          We believe that the recent volatility in demand for air travel has demonstrated that airlines need to match aircraft capacity to market demand more accurately.  Similarly, we believe there is the need for aircraft that can be deployed strategically across a full range of seat capacities.  As airlines act to right-size their fleets to serve these needs, equipment distribution in fleets around the world will change.  We expect this equipment distribution to take advantage of new and existing products in the 30-120 seat category.  We believe that the 30-60, 61-90 and 91-120 seat segments will play important but different roles.  We currently believe:

•

airlines will continue to deploy 30-60 seat aircraft to expand hub areas, increase frequencies, explore new market opportunities, stimulate demand, develop secondary hubs, replace turboprops and fly non-stop, point-to-point routes;

•

the 61-90 seat segment will allow airlines to add capacity in markets where the natural growth of regional jet routes requires larger jets.  Aircraft in this seat segment will also help airlines to right-size their mainline fleets by diminishing the need for larger jets operating with excess capacity; and

•

the 91-120 seat segment will benefit those markets currently being served by old, over-sized or inefficient jet fleets and will relieve higher-capacity aircraft to serve large-market, high-volume city pairs over longer routes.

          We also believe that aircraft retirement will impact future fleet composition.  We estimate that during the next 20 years, nearly 2,000 aircraft in the 30-120 seat segment are scheduled to be retired.  Among existing aircraft in the 61-90 seat segment, we estimate that 87% will be out of service by 2024.  Similarly, we estimate that 82% of the aircraft in the 91-120 seat segment will be retired during the same period.

          We expect that in the near future, 61-90 and 91-120 seat segments will account for most of the projected deliveries, with North America maintaining the greatest share of total deliveries, followed by Europe.

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

Business Jets

          We believe the business jet market has been positively impacted by the worldwide economic recovery experienced in 2004.  According to the General Aviation Manufacturers Association (GAMA), deliveries in the business jet market increased by 14.1%, from 518 units in 2003 to 591 units in 2004.  In addition, according to GAMA, over the past five years, 936 jets in the smallest aircraft categories (entry and light) were delivered, representing 29% of the total deliveries in the business jet market.  The increasing demand for smaller planes that can be acquired at lower costs while still providing high levels of comfort and performance lead to creation of the very light jet segment.  We believe that demand for business jets will continue to increase as economic conditions continue to improve.

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

          The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic  changes in policy and regulations.  The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports.  For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of Brazilian currency into foreign currencies. Changes in monetary, taxation, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest rate fluctuations, social instability and other political, economic or diplomatic developments, as well as the Brazilian government’s response to such developments.  See “Item 3D. Risk Factors—Risks Relating to Brazil.”

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

          Brazilian economic conditions may also be negatively affected by economic and political conditions elsewhere, particularly in other Latin American and emerging market countries.  Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crises in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

          Since presidential elections were held in Brazil in 2002, the Brazilian economy has moved towards increased stability.  The country went through a period of market turmoil in the second half of 2002 as investors feared that the Labor Party would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 52.3% during the year and closing at R$3.5333 to US$1.00 on December 31, 2002.  Inflation for the year, as measured by the IGP-M, was 25.3% and real GDP grew by 1.9%.

          The Labor Party’s administration has continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility.  In 2003, investor confidence rebounded as a result and the real appreciated by 18.2% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003.  Inflation in 2003, as measured by the IGP-M, decreased to 8.7%.  However, Brazil’s real GDP increased 0.5%, despite the high interest rates that prevailed at the beginning of 2003 to combat inflationary pressures, which also acted to constrain economic growth.

          During 2004, Brazil’s GDP increased 5.2% to US$559.6 billion and the country achieved a trade surplus of US$33.7 billion, its highest trade surplus ever.  Inflation in 2004, as measured by the IGP-M, was 12.4%.  Interest rates continued to be high, with the CDI averaging 17.8% in 2004.

Effects of Inflation and Currency Exchange Fluctuations

          Until July 1994, Brazil had for many years experienced high, and generally unpredictable, rates of inflation and steady devaluation of its currency relative to the U.S. dollar.  The following table sets forth, for the periods shown, Brazilian inflation as measured by the General Market Price Index and published annually by Fundação Getúlio Vargas and the devaluation of the real against the U.S. dollar as measured by comparing the daily exchange rates published by the Central Bank on the last day of each year:

	2000	2001	2002	2003	2004

Inflation (General Market Price Index)	9.9%	10.4%	25.3%	8.7%	12.4%
Devaluation (appreciation) (R$ vs. US$)	9.3%	18.7%	52.3%	(18.2)%	(8.1)%

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

Sales and Other Operating Revenues

          We generally recognize sales of our commercial and business aircraft as deliveries are made.  In our defense aircraft segment, we perform work under long-term development contracts for the Brazilian government and other governments, and we recognize revenue in accordance with the percentage of completion method.  Revenue recognized under this method is based on actual costs incurred and an estimate of the total remaining costs to be incurred prior to completion of the contract.  Certain contracts contain provisions for the redetermination of price based upon future economic conditions.  Anticipated losses, if any, under these contracts are accrued when known and are recorded based on management’s estimate of such losses.

Product Warranties

          Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by us and/or by our risk-sharing partners.  We recognize warranty expense, as a component of selling expenses, at the time of sale based on the estimated amounts of warranty costs expected to be incurred, which are typically expressed as a percentage of the sales price of the aircraft.  These estimates are based on a number of factors, including our historical warranty claim and cost experience, the type and duration of the warranty coverage, volume and mix of aircraft sold and in service and warranty coverage available from the related suppliers.  The warranty period ranges from two years for spare parts to five years for components that are a part of the aircraft when sold.

Guarantees and Trade-In Rights

          We have provided sales incentives in the form of financial and residual value guarantees and trade-in rights related to our aircraft.  We review the value of these commitments relative to the aircraft’s anticipated future fair value and, in the case of financial guarantees, the creditworthiness of the obligor.  Provisions and losses are recorded when and if payments become probable and are reasonably estimable.  We estimate future fair value using third party appraisals of aircraft valuations, including information developed from the sale or lease of similar aircraft in the secondary market.  We evaluate the creditworthiness of obligors for which we have provided credit guarantees by analyzing a number of factors, including third party credit ratings and estimated obligors’ borrowing costs.

          In accordance with FASB of Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others,” we record third-party guarantees on our balance sheet at their fair value.  FIN 45 has the general effect of delaying the recognition of the portion of our revenue sales that are accompanied by certain third-party guarantees.  These estimates of fair value are based on certain assumptions, including the probability of default by the ultimate obligor and the market value of the mortgaged assets.  As a result, actual losses under financial guarantees may differ from the amounts recognized on our balance sheet, and, consequently, could negatively affect future operating results.  During 2003 and 2004, the fair value of guarantees recorded was US$12.2 million and US$11.9 million, respectively.

Overview

Basis of Presentation

          The consolidated financial statements have been prepared in accordance with U.S. GAAP.  See “Introduction—Presentation of Financial and Other Data—Financial Data” for a discussion of factors affecting our financial data.

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

	2002		2003			2004

Commercial Airline
Deliveries (1)
ERJ 145		82		57			87	(5)
ERJ 135		3		14			1	(1)
ERJ 140		36		16			—
EMBRAER 170		—		—			46
Defense
Deliveries		7		4			1
Business Jet
Deliveries (1)		8		13	(2)		13
Other Operating Information
Total backlog (in millions)(2)	US$	9,034	US$	10,591		US$	10,097

(1)	Deliveries identified by parentheses were aircraft delivered under operating leases.
(2)	Since December 31, 2004, we have received 5 additional firm orders for our ERJ 145 regional jet family and 72 additional firm orders for our EMBRAER 170/190 jet family.

Net Sales

          We generate revenue primarily from sales of commercial aircraft.  We also generate revenue from the sale of defense aircraft, and from the sale of our Legacy business jets.  Net sales of commercial and business aircraft are denominated in U.S. dollars.  Of defense net sales, approximately 84% are denominated in U.S. dollars and 16% are denominated in Brazilian Reais, but indexed to the U.S. dollar through price adjustment indexes.  Finally, we generate revenue from our other related businesses, which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services), operating leases and single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers.

          We generally recognize revenue for the sale of our commercial and business aircraft when the aircraft is delivered to the customer.  We customarily receive a deposit upon signing of the purchase agreement for the sale of our commercial and business aircraft and progress payments in the amount of 5% of the sales price of the aircraft 18 months, 12 months and six months before scheduled delivery.  For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery.  We typically receive the remaining amount of the sales price upon delivery.  Payments in advance of delivery are recorded under advances from customers as a liability on our balance sheet and, when we deliver the aircraft, these payments are recorded as net sales.

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

Cost of Sales and Services

          Our cost of sales and services consists primarily of:

•

Material—These costs are primarily U.S. dollar-denominated.  Substantially all of our materials costs are covered by contracts with our suppliers.  Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•	Labor—These costs are primarily real-denominated.

•

Depreciation—We depreciate our property, plant and equipment over their useful lives, ranging from five to 48 years, on a straight-line basis.  On average, our property, plant and equipment is depreciated over 13 years.

Recent Developments

          On May 16, 2005, we announced our unaudited financial results for the first quarter of 2005.  We delivered 30 aircraft, compared to 23 aircraft delivered in the first quarter of 2004.

          Our net sales for the quarter were US$763.3 million, an increase of 21.9% compared to the same period in 2004.  Commercial airline net sales increased 30.5%, from US$443.2 million in the first quarter of 2004 to US$578.2 million in the first quarter of 2005, due to an increase in commercial aircraft deliveries.  Net sales to the business jet market in the first quarter of 2005 were US$33.1 million.  In the first quarter of 2004, we did not recognize any sales in our business jet segment.  Net sales to the defense market decreased 40% from US$130.7 million in the first quarter 2004 to US$78.8 million in the first quarter of 2005.  Other related businesses segment, which includes customer service, net sales increased 40.0% from US$52.3 million in the first quarter of 2004 to US$73.2 million in the first quarter of 2005.

          Costs of sales and services for the quarter totaled US$495.3 million, compared to US$424.2 million in the first quarter of 2004, resulting in a gross margin of 35.1%, compared to 32.3% in the first quarter of 2004.  Gross margin increased as a result of the improvements in the learning curve associated with the commencement of the production of the EMBRAER 170.

          Operating expenses for the first quarter of 2005 were US$143.5 million, compared to US$49.0 million in the first quarter of 2004.  This increase was mainly due to the recognition as operating income in the first quarter of 2004 of US$88.7 million in payments previously received from our risk-sharing partners as a result of the fulfillment of certain contractual milestones in the development of the EMBRAER 170/190 jet family, compared to US$5.6 million in such payments in the first quarter of 2005.

          As a result, our net income for the first quarter of 2005 was US$96.5 million, compared to US$103.3 million in the first quarter of 2004.  Net income as a percentage of net sales was 12.6%, compared to 16.5% in the first quarter of 2004.

Results of Operations

          The following table presents income statement data by business segment.

Summary Financial Data by Business

	Operating Income

	Year ended December 31,

	2002		2003		2004

	(in millions of dollars)
Net sales:
Commercial Airline	US$	2,110.3	US$	1,526.4	US$	2,579.4
Defense		127.3		262.4		365.8
Business Jet		144.9		175.4		245.7
Other related businesses		143.3		179.3		249.6

		2,525.8		2,143.5		3,440.5
Cost of sales and services:
Commercial Airline		(1,243.9)		(924.9)		(1,613.0)
Defense		(79.5)		(205.8)		(291.4)
Business Jet		(104.6)		(124.4)		(181.5)
Other related businesses		(103.7)		(79.9)		(181.4)

		(1,531.7)		(1,335.0)		(2,267.3)
Gross profit:
Commercial Airline		866.4		601.5		966.4
Defense		47.8		56.6		74.4
Business Jet		40.3		51.0		64.2
Other related businesses		39.6		99.4		68.2

		994.1		808.5		1,173.2
Operating expenses:
Commercial Airline		(335.6)		(345.7)		(348.1)
Defense		(15.7)		(15.7)		(59.8)
Business Jet		(28.4)		(38.6)		(28.6)
Other related businesses		(31.2)		(34.1)		(36.4)
Unallocated corporate expenses		(113.6)		(109.6)		(156.3)

		(524.5)		(543.7)		(629.2)

Income from operations	US$	469.6	US$	264.8	US$	544.0

          The following table sets forth income statement information, and such information as a percentage of our net sales, for the periods indicated.

	Year ended December 31,

	2002			2003			2004

	(in millions of dollars, except percentages)
Net sales	US$	2,525.8	100.0%	US$	2,143.4	100.0%	US$	3,440.5	100.0%
Cost of sales and services		(1,531.7)	60.6		(1,335.0)	62.3		(2,267.3)	65.9

Gross profit		994.1	39.4		808.4	37.7		1,173.2	34.1
Operating expense
Selling expenses		(211.0)	8.4		(206.2)	9.6		(342.9)	10.0
Research and development		(158.5)	6.3		(173.2)	8.1		(44.5)	1.3
General and administrative expenses		(109.7)	4.3		(114.7)	5.3		(139.4)	4.1
Employee profit sharing		(25.2)	1.0		(20.4)	1.0		(61.2)	1.8
Other operating expenses, net		(20.1)	0.8		(29.1)	1.4		(41.3)	1.2

Income from operations		469.6	18.6		264.8	12.3		544.0	15.8
Non-operating income (expense)
Interest income (expenses), net		80.5	3.2		(140.8)	6.6		(38.0)	1.1
Exchange loss, net		(135.6)	5.4		(16.5)	0.8		(12.2)	0.4
Other non-operating income (expenses), net		(1.5)	—		0.7	—		(0.1)	—

Income before income taxes		413.0	16.4		108.2	5.0		493.7	14.3
Income tax benefit (expenses)		(188.5)	7.5		28.0	1.3		(112.1)	3.3

Income before minority interest		224.5	8.9		136.2	6.3		381.5	11.1
Minority interest		(1.9)	0.1		(0.2)	—		(1.3)	—

Income before cumulative effect of accounting change		222.6	8.8		136.0	6.3		380.2	11.1
Cumulative effect of accounting change, net of tax		—	—		—	—		—	—

Net income	US$	222.6	8.8%	US$	136.0	6.3%	US$	380.2	11.1%

2004 Compared with 2003

          Net sales.  Net sales increased 60.5% from US$2,143.4 million in 2003 to US$3,440.5 million in 2004.  Net sales in the commercial airline segment increased 69.0% from US$1,526.4 million in 2003 to US$2,579.4 million in 2004.  Business jet net sales increased 40.1% from US$175.4 million in 2003 to US$245.7 million in 2004.  Defense net sales increased 39.4% from US$262.4 million in 2003 to US$365.8 million in 2004.  Net sales from other related businesses increased 39.2% from US$179.3 million in 2003 to US$249.6 million in 2004.

          The increase in commercial airline sales is primarily due to a larger volume of aircraft deliveries to the commercial airline market in 2004 and a product mix with a higher value as a consequence of the commencement of the EMBRAER 170 deliveries.  The increase in business jet net sales resulted from a product mix with a higher value as a consequence of the larger volume of deliveries of the executive version of the Legacy in 2004.  The increase in defense net sales is primarily due to the commencement of the serial production of the ALX and the advancements made in the F-5 program for the Brazilian Air Force in 2004.  The increase in net sales from other related businesses is mainly due to an increase in sales of spare parts, as a result of an increase in the number of aircraft in service.

          Cost of sales and services.  Cost of sales and services increased 69.8% from US$1,335.0 million in 2003 to US$2,267.3 million in 2004, primarily due to the increase in number of aircraft delivered to the commercial airline market during 2004.  Cost of sales and services as a percentage of net sales increased to 65.9% in 2004, compared to 62.3% in 2003.

          Gross profit.  Our gross profit increased 45.1% from US$808.4 million in 2003 to US$1,173.2 million in 2004, primarily as a result of the increase in deliveries in the commercial airline market.  Our gross margin decreased from 37.7% in 2003 to 34.1% in 2004 primarily due to the production learning curve associated with the initial deliveries of the EMBRAER 170 and to benefits provided to the launch customers of this aircraft.

          Operating expenses.  Operating expenses increased by 15.7% from US$543.6 million in 2003 to US$629.3 million in 2004, as compared to an increase in net sales of 60.5% in the same period.

          Research and development expenses in 2004 were US$44.5 million, compared to US$173.2 million in 2003.  This decrease in research and development expenses was attributable to US$108.6 million in payments previously received from the Company’s risk sharing partners related to certification of the EMBRAER 170 and EMBRAER 175 and the fulfillment of certain contractual milestones, which occurred in 2004.

          Selling expenses increased 66.2% from US$206.2 million in 2003 to US$342.9 million in 2004.  Selling expenses are directly related to aircraft deliveries.

           General and administrative expenses increased 21.5% from US$114.7 million in 2003 to US$139.4 million in 2004, due to the effects on the real-denominated administrative expenses resulting from the appreciation of the real during 2004 (approximately 80% of our administrative expenses are denominated in reais) and due to employee salary adjustments of approximately 9% in 2004.

          Other operating expense, net increased 42.0% from US$29.1 million in 2003 to US$41.3 million in 2004, of which US$21.6 million was related to a tax fine provision related to taxes and payroll charges under legal dispute.

          As a result of the foregoing factors, operating expenses as a percentage of net sales decreased from 25.4% in 2003 to 18.3% in 2004.

          Interest income (expenses), net.  Interest income (expenses), net, decreased from an expense of US$140.8 million in 2003 to an expense of US$38.0 million in 2004, primarily related to losses of US$99.5 million on derivative financial transactions in 2003 compared to gains on derivative financial transactions of US$36.8 million in 2004, partially offset by a US$12.0 million expense related to allowance for debentures investments and mark-to-market investments.  See Note 21 to our consolidated financial statements.

          Exchange loss, net.  Exchange loss, net, decreased from US$16.5 million in 2003 to US$12.2 million in 2004.  These amounts reflect the remeasurement of non-U.S. dollar-denominated assets and liabilities into U.S. dollars.

          Income tax benefit (expenses).  Income tax increased from a benefit of US$28.0 million in 2003 to a provision of US$112.1 million in 2004 as a result of recognition of interest on shareholders’ equity of US$204.0 million distributed in 2004 compared to US$67.5 million distributed in 2003, which distributions are deductible for tax purposes.

          Net income.  As a result of the foregoing factors, our net income increased 179.6% from US$136.0 million in 2003 to US$380.2 million in 2004.  Net income increased as a percentage of net sales.  In 2004, net income was 11.1% of net sales as compared to 6.3% in 2003.

2003 Compared with 2002

          Net sales.  Net sales decreased 15.1% from US$2,525.8 million in 2002 to US$2,143.4 million in 2003.  Net sales in the commercial airline segment decreased 27.7% from US$2,110.3 million in 2002 to US$1,526.4 million in 2003.  Defense net sales increased 106.1% from US$127.3 million in 2002 to US$262.4 million in 2003.  Business jet net sales increased 21.0% from US$144.9 million in 2002 to US$175.4 million in 2003.  Net sales from other related businesses increased 25.1% from US$143.3 million in 2002 to US$179.3 million in 2003.

          The decrease in commercial airline sales is primarily due to fewer aircraft deliveries to the commercial airline market in 2003 as a consequence of the continuing worldwide airline crisis.  The increase in business jet net sales resulted from increased deliveries of the Legacy in 2003.  The increase in net sales from other related businesses is mainly due to an increase in sales of spare parts, as a result of an increase in aircraft in service, partially offset by our customers’ continued cost cutting measures, as well as an increase in sales revenues related to operating leases.  The increase in defense net sales is primarily due to the recognition of sales under the Mexican and Greek government programs for the EMB 145 and AEW&C, and under the Brazilian government’s programs for the EMB 145 AEW&C, ALX and F-5.

          Cost of sales and services.  Cost of sales and services decreased 12.8% from US$1,531.7 million in 2002 to US$1,335.0 million in 2003, due to the reduction in number of aircraft delivered to the commercial airline market during 2003, partially offset by an increase in costs in the defense and business jet segments.  Cost of sales and services as a percentage of net sales increased slightly to 62.3% in 2003, compared to 60.6% in 2002.

          Gross profit.  Our gross profit decreased 18.7% from US$994.1 million in 2002 to US$808.4 million in 2003, primarily as a result of the reduction in deliveries in the commercial airline market.  As a result of the decline in cost of sales and services, our gross margin decreased from 39.4% in 2002 to 37.7% in 2003.

          Operating expenses.  Operating expenses increased by 3.6% from US$524.5 million in 2002 to US$543.6 million in 2003.  This increase was attributable primarily to an increase of 9.2% in research and development from US$158.5 million in 2002 to US$173.2 million in 2003, principally related to higher development costs for the EMBRAER 170/190, which is approaching the later stages of development, and to improvements to our business jets.  Research and development is presented net of contributions from suppliers, which are earned based on meeting specified milestones.

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

          General and administrative expenses increased 4.6% from US$109.7 million in 2002 to US$114.7 million in 2003, due to the effects on the real-denominated portion of this item resulting from the 18.2% appreciation of the real during 2003, offset by a 19.1% decrease in profit sharing related to the reduction in net income and dividends.  Other operating expense, net, increased US$9.0 million, due to an expense of US$10.1 million primarily related to an expense associated with a repossession of certain aircraft intended for Indigo, which had its contract cancelled in August 2003.

          Operating expenses as a percentage of net sales increased from 20.8% in 2002 to 25.4% in 2003, primarily as a result of the decrease in net sales combined with the increases in research and development expenses as well as the non-cash charge for guarantees and the expenses associated with the repossession.

          Interest income (expenses), net.  Interest income (expenses), net, decreased from US$80.5 million in 2002 to an expense of US$140.8 million in 2003, despite higher average cash balances available in 2003, primarily related to losses of US$99.5 million on derivative financial transactions and a US$25.9 million expense related to net monetary and exchange variations due to the effects of the appreciation of the real on net liabilities in foreign currency, primarily taxes and payroll charges in dispute.  See Notes 17, 18 and 21 to our consolidated financial statements.

          Exchange loss, net.  Exchange loss, net, decreased from US$135.6 million in 2002 to US$16.5 million in 2003.  These amounts reflect the remeasurement of non-U.S. dollar-denominated assets and liabilities into U.S. dollars and the decrease in net assets denominated in reais, partially offset by a higher rate of appreciation of the reais in 2003.

          Income tax benefit (expenses).  Income tax decreased from a provision of US$188.5 million in 2002 to a benefit of US$28.0 million in 2003 as a result of a US$22.9 million benefit from payments of interest attributed to shareholders’ equity and a US$49.7 million benefit related to foreign exchange gain/loss on translation to U.S. dollars, which, in accordance with U.S. GAAP, is our functional currency.  Our statutory tax rate in 2002 and 2003 was 34%.

          Net income.  As a result of the foregoing factors, our net income decreased 38.9% from US$222.6 million in 2002 to US$136.0 million in 2003.  Net income decreased as a percentage of net sales.  In 2003, net income was 6.3% of net sales as compared to 8.8% in 2002.

5B.	Liquidity and Capital Resources

          Our liquidity needs arise principally from research and development, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders.  We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs.  We believe that these sources of funds will be sufficient to fund our future liquidity needs, continue to develop the EMBRAER 170/190 jet family, develop our new business jets for the light and very light segments, make other planned capital expenditures and pay dividends.  However, our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of the economic downturn and the financial volatility in the airline industry.  In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

Working Capital and Net Cash Provided by Operating Activities

          We had a working capital surplus of US$900.7 million at December 31, 2003 and US$1,559.4 million at December 31, 2004.  Working capital increased mainly due to an increase in inventories as a result of increased inventories for the EMBRAER 170/190 jet family and due to an increase in accounts receivable related to aircraft delivered for which sales financing arrangements are under a structuring process.

          We generated net cash provided by operating activities of US$3.3 million in 2004, as compared to net cash provided by operating activities of US$239.6 million, and US$575.7 million, respectively, in 2003 and 2002.  Net cash provided by operating activities decreased in 2004 primarily as a result of an increase in our accounts receivable and customer and commercial financing and an increase in our inventories, partially offset by an increase in our trade accounts payable.

Net Cash Used in Investing Activities

           Our net cash used in investing activities was US$217.8 million in 2004 compared to US$72.7 million in 2003 and US$104.2 million in 2002.  The increase in 2004 was mainly due to US$158.7 million related to temporary cash investments.  As part of our analysis of variable interest entities under FIN 46-R, we concluded that the private investment funds used by us to invest in underlying investments included US$106.7 million in debt securities, which we would have accounted for as cash equivalents prior to FIN 46-R, that should be included in temporary cash investments. In 2003, this amount of debt securities totaled US$92.9 million.  See Note 6 to our consolidated financial statements.

Capital Expenditures

          We recorded additions to property, plant and equipment of US$50.1 million in 2004, US$64.8 million in 2003 and US$111.0 million in 2002.  These expenditures related to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models.

          We currently expect investments in property, plant and equipment to total approximately US$78.0 million in 2005 and an additional US$59.0 million in 2006, primarily related to the production of the EMBRAER 170/190 jet family, as well as our defense aircraft and business jets.

Cash Provided by (Used in) Financing Activities and Total Debt

          Our net cash provided by (used in) financing activities decreased from net cash provided by financing activities of US$403.8 million in 2003 to net cash provided by financing activities of US$105.2 million in 2004.  The decrease was primarily due to an increase in repayments of loans and an increase in payments of dividends and interest on shareholders’ equity, partially offset by an increase in proceeds from borrowings.  Our net cash provided by (used in) financing activities increased from net cash used in financing activities of US$352.4 million in 2002 to net cash provided by financing activities of US$403.8 million in 2003, mainly due to a decrease in repayments of loans and a decrease in payments of dividends and interest on shareholders’ equity.

          At December 31, 2004, we had total debt of US$1,338.7 million under our financing arrangements described below, 61.7% of which consisted of long-term debt and 38.3% of which consisted of short-term debt.  In comparison, we had total debt of US$1,043.7 million at December 31, 2003 and US$552.6 million at December 31, 2002, consisting of 50.5% and 55.8% of long-term debt, respectively.  Our total debt increased from 2003 to 2004 largely due to new borrowings.

          Total debt consists of amounts recorded as loans and financing on our balance sheet and excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purposes entities, or SPEs.  In structured financings, an SPE purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer.  A third-party financial institution facilitates the financing of an aircraft purchase through an SPE, and a portion of the credit risk remains with that third party.  We may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process.  According to FIN 46-R (“Consolidation of Variable Interest Entities an interpretation of A RB 51”), an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.  Therefore, we have been consolidating certain SPEs owned by third parties where we are the primary beneficiary.  See Note 9 to our consolidated financial statements.

          The effect of consolidating these SPEs resulted in non-recourse and recourse debt at December 31, 2004, reflected as a separate line item on our balance sheet, of US$1,005.7 million, collateralized accounts receivable of US$840.0 million and US$105.5 million accounted for as customer and commercial financing.  US$779.3 million of this debt is non-recourse and we have no actual obligation for such debt as debtor or guarantor, other than potentially under existing financial guarantees for the financed aircraft.  The remaining US$226.4 million of debt is recourse to us as a result of pending equity contributions and is secured by a pledge of a deposit with a financial institution.  The non-recourse and recourse debt is collateralized by the collateralized accounts receivable and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future.  These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same.  See Notes 8, 9 and 30 to our consolidated financial statements.

Credit Facilities and Lines of Credit

Long-term facilities

          We maintain credit facilities with BNDES in a total amount of US$16.4 million outstanding at December 31, 2004, US$ 10.7 million of which is currently in short-term, and of which US$9.0 million is related to the development of the ERJ 145, and with FINEP in a total amount of US$8.7 million outstanding at December 31, 2004, of which US$1.5 million is related to the development costs of the AL-X.  The total amounts borrowed under the BNDES and FINEP credit facilities are due October 2008 and November 2009, respectively.  Amounts borrowed from BNDES are secured by first, second and third mortgages on our properties in Brazil.  The interest rates on these facilities range from TJLP plus 3.0% to TJLP plus 5.5% per annum.  For BNDES borrowings, we also paid fees at the rate of 0.35% of the sales price of 420 ERJ 145s sold between January 1, 1997 and August 1, 2002.

          We have a credit facility with the Tokyo Branch of The Chase Manhattan Bank under which we borrowed the Japanese yen equivalent of US$150.0 million, principally to fund our purchase of aircraft component parts, of which US$72.5 million remained outstanding as of December 31, 2004.  This loan matures in December 2006 and bears an interest rate equal to the twelve-month Japanese interbank deposit rate, or JIBOR, plus 1.1% per annum.

          In September 2002, we secured a US$100.0 million credit facility with Mitsui & Co., Ltd. and borrowed the full amount available thereunder, of which US$101.2 million remained outstanding as of December 31, 2004.  This loan matures in September 2009 and bears interest at an interest rate of LIBOR plus 2.15%.  The facility is guaranteed by Unibanco – União de Bancos Brasileiros S.A. and provides that, if we fail to maintain a minimum of 100 firm orders during the duration of the facility, Mitsui & Co. Ltd. has the right to declare all amounts outstanding under this facility due and payable.

          We also have a US$100.0 million credit facility with Santander Central Hispano Benelux S.A., fully disbursed to fund our purchases of wings and other equipment from Gamesa.  As of December 31, 2004, US$78.5 million was outstanding under this facility, which bears interest at a fixed rate of 4.49% per annum with a final maturity in February 2009.

          In July 2003, we signed a credit agreement with Sumitomo Mitsui Banking Corp. and other lenders providing for a term loan of US$200.0 million, at a rate of LIBOR plus 2.97% per annum with a final maturity in June 2010, to purchase materials for the manufacture of the EMBRAER 170/190 jet family.  We borrowed the full amount under this facility in July 2003, of which US$200.9 million remained outstanding as of December 31, 2004.

          In April 2004, we entered into a credit agreement with Banco do Brasil S.A. for an import financing facility for US$50.0 million, at a fixed rate of 5.63% per annum with final maturity in April 2007.  We have borrowed the full amount of the facility, of which US$51.6 million remained outstanding as of December 31, 2004.

          In May 2004, we entered into a credit agreement with ABN Amro Bank for US$71.0 million, at a fixed rate of 7.19% per annum with final maturity in May 2009.  We have borrowed the full amount of the facility, of which US$74.3 million remained outstanding as of December 31, 2004.

          We have various other loans and credit agreements with aggregate outstanding borrowings of US$336.0 million at December 31, 2004, of which US$114.4 million was allocated to our subsidiaries.

          Each of our long-term financing arrangements includes customary covenants and restrictions, including those that require us to maintain defined debt liquidity and interest expense coverage ratios, with which we were in compliance at December 31, 2004 and none of which are expected to have a material effect on our business.  See Note 19 to our consolidated financial statements for further information on these financing arrangements.

          In June 2005, we entered into an IFC – International Finance Corporation A/B Loan Secured Facility for a total amount of US$180.0 million, which includes the A loan for up to US$35.0 million, the B1 loan for up to US$60.0 million and a B2 loan for up to US$85.0 million.  The terms of the loans are 12, 10 and eight years, respectively, and the loans bear interest at a average rate of six-month LIBOR plus 2.9% per annum.  The facility will be secured by a combination of mortgages on Embraer’s main industrial facility in Brazil, three EMBRAER 170/190 pre-series aircraft and a bank account pledge agreement an amount equivalent to 12 months interest coverage.  In addition to the customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios, the facility will have covenants related to compliance with IFC general environmental, health and safety guidelines.  Embraer has also agreed to a mandatory pre-payment provision which limits our net revenues generated by selling and supporting offensive attack aircraft to 12.5% of our total net revenues.

Short-term facilities

          We obtain short-term financing primarily from Brazilian banks in the form of advances against exchange contracts that we enter into with those banks relating to payments we are entitled to receive within a period of not more than 360 days prior to delivery of aircraft.  At December 31, 2004, we had US$48.0 million outstanding under these arrangements.  In October 2004, we negotiated with BNDES a short-term pre-export credit financing for an amount up to US$400.0 million, of which US$310.7 million remained outstanding as of December 31, 2004.  This amount was fully repaid in January 2005.

          We have various other short-term loans with aggregate outstanding borrowings of US$39.8 million at December 31, 2004, of which US$26.6 million was allocated to our subsidiaries to finance working capital requirements.  See Note 19 to our consolidated financial statements for further information on our short-term financing arrangements.

Capital Contributions and Issuances of Capital Stock

          During 2004, we received capital contributions in the aggregate amount of US$3.2 million, representing the issuance of preferred shares upon the exercise of options.  During 2004, we issued 2,296,285 preferred shares at a weighted average exercise price of R$4.15 per share.  In addition, through June 22, 2005, 1,948,235 preferred shares were issued upon the exercise of options at an average exercise price of R$7.07 per share.

Recently Issued Accounting Pronouncements - Not Yet Adopted

          At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.”  Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock.  The issue clarifies what is meant by the term participating security, as used in Statement 128.  When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share.  The consensus also covers other instruments whose terms include a participation feature.  The consensus also addresses the allocation of losses.  If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated.  However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company.  The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004 (effectively the second fiscal quarter for calendar year-end companies).  EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6.  We do not expect that this consensus will have any impact on our calculation of basic and diluted EPS.

          In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”  Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other-than-temporary.  Application of these paragraphs has been deferred pending issuance of proposed FSP Issue 03-1a.  We are analyzing whether the adoption of this new EITF will have any significant impact on our financial position, results of operations or cash flows.

          In November 2004, the FASB issued SFAS No. 151, “Inventory Costs - an amendment of ARB No. 43.” This Standard requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current period charges.  Additionally, it requires that allocation of fixed production overhead costs be allocated to inventory based on the normal capacity of the production facility.  The provisions of this Standard apply prospectively and are effective for us for inventory costs incurred after January 1, 2006.  While we believe this Standard will not have a material effect on our financial statements, the impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

          In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets,” an amendment of APB No. 29.  This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement was issued.  Retroactive application is not permitted.  We will apply this Statement in the event exchanges of non-monetary assets occur after December 31, 2005.

          In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R.  This statement eliminated the option to apply the intrinsic value measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees.  Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  That cost will be recognized over the period during which an employee is required to provide services in exchange for the award – the requisite service period (usually the vesting period).  SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date.  SFAS 123R will be effective for our fiscal year ending December 31, 2006.  We have not yet quantified the effect of the future adoption of SFAS 123R on a going forward basis.

          In March 2005, the FASB issued Interpretation No. 47.  This interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No.143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity.  The Interpretation was issued in order to minimize the diverse accounting practices that have developed with respect to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event.  This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when it is incurred if the liability’s fair value can be reasonably estimated.  The Interpretation is effective no later than the end of the fiscal years ending after December 15, 2005 (December 31, 2005 for calendar-year enterprises).  We previously evaluated the application of FASB Statement No. 143 to our operations and concluded that no material effects would be expected.  We will consider this Interpretation in 2005 in the event a conditional asset retirement obligation arises.

          In May 2005, the FASB issued Statement No. 154.  This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle.  The Statement applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Contrary to Opinion 20 that previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle, this Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.  This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.  This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.  This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued.  We will apply this statement in the event that exchanges of non-monetary assets occur in fiscal periods beginning after December 15, 2005.

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

          We invest significantly in the development of new projects.  Total research and development expenses for 2002, 2003 and 2004, including expenses related to the development of the EMBRAER 170/190 jet family, were US$158.5 million, US$173.2 million and US$44.5 million, respectively, net of cash contributions provided by risk-sharing partners.  Research and development costs as a percentage of net sales were 6.3% in 2002, 8.1% in 2003 and 1.3% in 2004.  The decrease in the percentage in 2004 reflects principally the contributions from our risk-sharing partners in the amount of US$108.6 million.  In 2005, we expect our research and development costs to total approximately US$120.0 million.  We do not record an expense for research and development of defense programs as they are funded by the Brazilian government and other government customers.  Most of our research and development expenses are associated with a particular program, whether commercial, business jet or defense.

          We receive additional funds from risk-sharing partners to fund our cash costs for our commercial research and development.  In addition, the Brazilian and other governments fund substantially all of our defense research and development costs under long-term development contracts.

5D.	Trend Information

          The following table summarizes our commercial airline sales order book at March 31, 2005.  Our total firm order backlog at that date, including business jets and defense aircraft, was US$9.9 billion (US$10.1 billion at December 31, 2004).

Commercial Airline Market	Firm Orders	Options	Deliveries	Firm Order Backlog

EMB 120 Brasília	352	—	352	—
ERJ 135	123	2	108	15
ERJ 140	94	20	74	20
ERJ 145	681	211	634	47
EMBRAER 170	172	137	56	116
EMBRAER 175	15	—	—	15
EMBRAER 190	155	230	—	155
EMBRAER 195	15	20	—	15

The following tables set forth our commercial airline order book at March 31, 2005 by aircraft type, customer and country.

          ERJ 135:

Customer	Firm Orders	Delivered	Firm Order Backlog

American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	20	5	15

TOTAL	123	108	15

          ERJ 140:

Customer	Firm Orders	Delivered	Firm Order Backlog

American Eagle (USA)	59	59	—
Midwest (USA)	20	—	20
Republic Airways (USA)	15	15	—

TOTAL	94	74	20

          ERJ 145:

Customer	Firm Orders	Delivered	Firm Order Backlog

Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	107	11
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	—	5
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	221	24
ERA (Spain)	2	2	—
Flandre Air (France)	7	5	2
GECAS (PB Air - Thailand)	2	2	—
KLM EXEL (Holand)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Portugalia (Portugal)	8	8	—
Proteus (France)	11	8	3
Regional (France)	17	15	2
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

TOTAL	681	634	47

          EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog

Alitalia (Italy)	6	6	—
Cirrus (Germany)	1	1	—
Finnair (Finland)	12	—	12
Gecas (USA)	8	4	4
Lot Polish (Poland)	6	4	2
Republic Airline (USA)	39	16	23
Swiss (Switzerland)	15	—	15
US Airways (USA)	85	25	60

TOTAL	172	56	116

          EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog

Air Canada (Canada)	15	—	15

TOTAL	15	—	15

          EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog

Air Canada (Canada)	45	—	45
Copa (Panama)	10	—	10
Jet Blue (USA)	100	—	100

TOTAL	155	—	155

          EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog

Swiss (Switzerland)	15	—	15

TOTAL	15	—	15

          For additional information regarding trends in our business, see “Item 4B. Business Overview-Business Strategies” and “Item 5A. Operating Results-Current Conditions and Future Trends in the Airline Industry and Business Jet Market.”  For risks affecting our business, see “Item 3D. Risk Factors.”

5E.	Off-Balance Sheet Arrangements

          We participate in a number of off-balance sheet arrangements, principally relating to trade-in obligations and financial and residual value guarantees.  We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

          In addition to the off-balance sheet arrangements discussed below, we were also contingently liable for repurchasing a number of aircraft sold under sales contracts that provided the customer with the right to sell the aircraft back to us in the future, according to defined price rules.  These repurchase commitments were cancelled in 2004 pursuant to formal amendments entered into with the holders of such options.

Trade-in Obligations

          In connection with the signing of a purchase contract for new aircraft, we may provide trade-in options to our customers.  These options provide a customer with the right to trade in existing aircraft upon the purchase of a new aircraft.  At December 31, 2004, six commercial aircraft were subject to trade-in options, and additional aircraft may become subject to trade-in options upon delivery.  The trade-in price is determined in the manner discussed above for commercial jets.  We may be required to accept trade-ins at prices that are above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft.  Based on our current estimates and third party appraisals, we believe that any aircraft accepted for trade-in could be sold without any material gain or loss.  In 2004, we were not required to accept any aircraft for trade-in.

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

          Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$2.0 billion as of December 31, 2004.  For further discussion of these off-balance sheet arrangements, see Note 34 of our consolidated financial statements.

          We have US$231.1 million deposited in escrow accounts as collateral for financing and residual value guarantees of certain aircraft sold.  If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account.  Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2004) and from other offsetting collections, such as cash deposits, would exceed our exposure by US$8.1 million.  The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee.

          The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by the Company.  In order to earn a better interest rate on such guarantee deposits, in 2004, we structured a fourteen-year US$42.2 million note with the depositary bank, which generated interest in the amount of US$7.3 million in 2004 that was added to the principal amount and recognized in our consolidated statements of income and comprehensive income.  This yield enhancement was obtained through a credit default swap (CDS) transaction which provides to the note holder the right of early redemption of the note in case of a credit event by the Company.  Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date.  Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold.  See Note 11 to our consolidated financial statements.

          Our residual value guarantees typically ensure that in the 15th year after delivery, the relevant aircraft will have a residual market value of 18% to 25% of the original sale price.  In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise.  Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions.

          For a discussion of the risks related to our trade-in obligations and our financial and residual value guarantee obligations, see “Item 3D. Risk Factors—Risk Relating to Embraer—Our aircraft sales are subject to cancellation provisions and trade-in options and financial and residual value guarantees that may reduce our cash flow or require us to make significant cash disbursements in the future.”

          We continually re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers.  See Note 34 to our consolidated financial statements for a further discussion of these off-balance sheet arrangements.

5F.	Tabular Disclosure of Contractual Obligations

          The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2004.

Contractual Obligations	Total		Less than 1 year		1 - 3 years		3 - 5 years		More than 5 years

Loans	US$	1,338.7	US$	513.3	US$	498.7	US$	299.6	US$	27.1
Capital lease obligations		4.5		2.8		1.7		—		—
Operating leases		8.8		2.4		2.4		0.4		3.6
Purchase obligations		565.5		562.1		3.4		—		—
Other long-term liabilities		1,575.4		84.4		791.7		224.7		474.6

Total	US$	3,492.9	US$	1,165.0	US$	1,297.9	US$	524.7	US$	505.3

          The above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “Item 5E. Off-Balance Sheet Arrangements” above.  See “Item 3D. Risk Factors—Risk Relating to Embraer—Our aircraft sales are subject to cancellation provisions and trade-in options and financial and residual value guarantees that may reduce our cash flow or require us to make significant cash disbursements in the future.”

          Purchase obligations consist of trade accounts payable and insurance payables.

          Other long-term liabilities include recourse and non-recourse debt in the total amount of US$654.3 million that relates to obligations of our consolidated SPEs.  The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

          Our bylaws provide that the Chief Executive Officer of Embraer is automatically a member of the Board of Directors.  As a result, Maurício Novis Botelho, currently President and Chief Executive Officer of Embraer, is a member of the Board of Directors.  Our controlling shareholders, Cia. Bozano, PREVI and SISTEL, have entered into a shareholders’ agreement which provides that when they appoint members of our Board of Directors at shareholders’ meetings, they will each appoint two representatives (and alternates), and together they will vote to elect two representatives (and alternates) of the European Aerospace and Defense Group and one representative (and alternate) of the Brazilian government.  This representative of the Brazilian government is in addition to the representative that the Brazilian government is entitled to appoint directly as the holder of a common share of a special class, the “golden share.”  See “Item 7A. Major Shareholders-Voting Rights-Shareholders’ Agreement” for more information on the shareholders’ agreement.  In addition, our bylaws provide that our employees are entitled to two representatives (and alternates) on our Board of Directors, who are elected at the annual shareholders’ meeting.

          All members of the Board of Directors serve three-year terms.  The term of the mandate of the current members of the board expires in April 2007.  Set forth below are the names, ages, positions and brief biographical descriptions of the members of the Board of Directors at April 18, 2005.

Name	Age	Position	Year First Elected

Luiz Carlos Siqueira Aguiar	42	Chairman of the Board of Directors	2004
Vitor Sarquis Hallack	52	Deputy Chairman of the Board of Directors	1995
Henrique Pizzolato	52	Member of the Board of Directors	2003
Carlyle Wilson	76	Member of the Board of Directors	2000
Carlos Alberto Cardoso Moreira	45	Member of the Board of Directors	2004
Wilson Carlos Duarte Delfino	58	Member of the Board of Directors	2004
Maurício Novis Botelho	62	President and Chief Executive Officer and Member of the Board of Directors	2000
Neimar Dieguez Barreiro	60	Member of the Board of Directors	2004
Rubens Antonio Barbosa	66	Member of the Board of Directors	2004
François Regis Yves Marie Gayet	60	Member of the Board of Directors	2005
Christian Paul Maurice Gras	47	Member of the Board of Directors	2004
Paulo Cesar de Souza Lucas	45	Member of the Board of Directors	1999
Claudemir Marques de Almeida	52	Member of the Board of Directors	2004

          Luiz Carlos Siqueira Aguiar.  Mr. Aguiar has been an executive officer of PREVI since February 2003.  From August 2000 to February 2003, he was an officer of Banco do Brasil.  He also served as Deputy Manager of Banco do Brasil in New York from February 1997 to August 2000.  He was previously a member of the board of directors of Seguradora Brasileira de Crédito a Exportação, a Brazilian trade finance insurance company, from May 2001 to February 2003.  Since April 2003 and July 2003, respectively, he has served as Deputy Chairman of the board of directors of Companhia Paulista de Força e Luz – CPFL, a utility company, and as a member of the Financing Committee of Companhia Vale do Rio Doce – CVRD, a mining company.  Mr. Aguiar was elected as a board member and chairman of the board in April 2004, as a representative of PREVI, and his business address is Praia do Botafogo, 501, 4th floor, 22250-040 Rio de Janeiro, RJ, Brazil.

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

          Wilson Carlos Duarte Delfino.  Mr. Delfino has been the acting President and Chief Executive Officer of SISTEL since January 2004, and has also served as Executive Officer of Planning, Controlling, and Administrative Offices of SISTEL since March 2000.  Previously, Mr. Delfino served as Assistant to the Executive Officer responsible for the Coordination of the Committee of Investments of SISTEL from September 1993 to September 1994 and as Manager of the Investment Analysis Department of SISTEL from October 1994 to March 2000.  He has also been a member of the board of directors of Paranapanema, a mining company, since April 1998.  Mr. Delfino is a representative of SISTEL, and his business address is SEP Sul, Quadra 702/902 – Conj. B, Bloco A, Ed. Gal. Alencastro, 2nd floor, 70390-025 Brasília, DF, Brazil.

          Carlos Alberto Cardoso Moreira.  Mr. Moreira has been an Executive Officer of Investments and Financing at SISTEL since June 2000.  He served as Officer of Institutional Clients for Banco BMC S/A in São Paulo from June 1992 to November 1999 and as Resident Vice President of Citibank N.A. in São Paulo from May 1988 to May 1992.  In addition, Mr. Moreira is a member of the board of directors of the World Trade Center/SP Enterprise, a real estate company, and a member of the board of directors of Companhia Paulista de Força e Luz – CPFL, a utility company.  Mr. Moreira is a representative of SISTEL, and his business address is the same as Mr. Delfino’s above.

          Maurício Novis Botelho.  Mr. Botelho has been President and Chief Executive Officer of Embraer since September 1995, as well as an executive officer and/or chairman of the board of several of Embraer’s subsidiaries.  Mr. Botelho served as chief executive officer of OTL – Odebrecht Automação & Telecomunicações Ltda., also known as OTL and later named Stelar Telecom, a telecommunications company, from 1988 to 1995.  He also served as chief executive officer of CMW Equipamentos S.A., or CMW, an industrial automation company, from 1985 to 1995.  He was also the chief executive officer of STL – Engenharia de Sistemas Ltda., also known as STL, a project engineering company, from 1985 to 1995, a partner in Soluções Integradas PROLAN Ltda., also known as PROLAN, a corporate network company, from 1994 to 1995, and executive vice-president of TENENGE – Técnica Nacional de Engenharia Ltda., or TENENGE, a construction company, during 1992.  During 1995, Mr. Botelho was an executive officer of Cia. Bozano.  Mr. Botelho is a board member pursuant our bylaws, which provides that our Chief Executive Officer is automatically a member of the Board of Directors, and his business address is the address of our principal executive offices.

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

          François Gayet. Mr. Gayet has been Senior Vice President Marketing and Sales of Thales™ since 2004.  He joined Thales™ in 1975, and during his career has held several managing and executive positions including Senior Vice President of the Naval Systems Business Group, Senior Vice President France Defense, Chairman and CEO of Thales, Inc, and Chairman of Thales North America (TNA).  Mr. Gayet is a representative of the European Aerospace and Defense Group and his business address is 45 Rue de Villiers, 92526 Neuly-sur-Seine Cedex, France.

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

          The executive officers are elected by the Board of Directors for a three-year term, and any executive officer may be removed by the Board of Directors before the expiration of his term.  Set forth below are the names, ages, positions and brief biographical descriptions of our executive officers at April 18, 2005:

Name	Age	Position	Year First Elected

Maurício Novis Botelho	62	President and Chief Executive Officer	1995
Antonio Luiz Pizarro Manso	60	Executive Vice-President Corporate and Chief Financial Officer	1995
Satoshi Yokota	64	Executive Vice-President—Development and Industry	1997
Frederico Pinheiro Fleury Curado	43	Executive Vice-President—Civil Aircraft	1997
Romualdo Monteiro de Barros	56	Executive Vice-President—Defense Market	1997
Horácio Aragonés Forjaz	53	Executive Vice-President—Corporate Communications	1998
Artur Aparecido V. Coutinho	56	Executive Vice-President—Procurement and Industrial Operations	2005

          Maurício Novis Botelho.  For a biographical description of Mr. Botelho, please see “—Board of Directors.”

          Antonio Luiz Pizarro Manso.  Mr. Manso has been Executive Vice-President Corporate since 2001, and Chief Financial Officer of Embraer since 1995.  Mr. Manso is also a director and/or president of several of Embraer’s subsidiaries.  Mr. Manso was the administrative and financial officer of STL from 1986 to 1995 and of CMW from 1986 to 1995 and served as a member of the board of directors of CMW during 1995.  He was also the chief financial officer of OTL from 1989 to 1995, the financial officer of TENENGE during 1992 and the chief financial officer of PROLAN from 1994 to 1995.

          Satoshi Yokota.  Prior to becoming Executive Vice-President—Development and Industry of Embraer in 1997, Mr. Yokota held several other positions at Embraer, including Programs and Commercial Contracts Officer during 1995 and 1996 and Programs Officer from 1992 to 1995.  Mr. Yokota is also the chairman of the board of directors of ELEB, one of Embraer’s subsidiaries.

          Frederico Pinheiro Fleury Curado.  Prior to becoming Executive Vice-President—Civil Aircraft of Embraer in 1998, Mr. Curado was our Executive Vice-President—Planning and Organizational Development from 1997 to August 1998.  Prior to that, he held several different positions at Embraer in the areas of manufacturing, procurement, information technology, contracts and sales.  Mr. Curado is also a director and/or secretary of several of Embraer’s subsidiaries.

          Romualdo Monteiro de Barros.  Prior to becoming Executive Vice-President—Defense Market of Embraer in 1997, Mr. Barros was the officer responsible for business development at OTL, later named Stelar Telecom, a telecommunications company, from 1994 to 1997.

          Horácio Aragonés Forjaz.  Prior to becoming Executive Vice-President—Corporate Communications of Embraer in 2001, Mr. Forjaz was Executive Vice-President—Planning and Organizational Development of Embraer from 1998 to 2001, and prior to 1998, he was our engineering officer.  From 1995 to 1997, Mr. Forjaz was the operational director of Compsis—Computadores e Sistemas Ltda., a systems engineering and software company, and from 1975 to 1995, he held several different positions at Embraer in the areas of engineering and systems design.

          Artur Aparecido V. Coutinho.  Prior to becoming Executive Vice-President—Procurement and Industrial Operations in 2005, Mr. Coutinho was Embraer’s Vice-President responsible for marketing, sales and customer support activities in North America from January 2003 to March 2005.  From February 2000 to December 2002, he was Vice-President—Customer Service.  Prior to that, Mr. Coutinho held several different positions at Embraer in the areas of marketing, training and quality control.

6B.	Compensation

          For the fiscal year ended December 31, 2004, the aggregate compensation (including benefits in kind granted) that we paid to members of the Board of Directors, the Conselho Fiscal and the executive officers for services in all capacities was approximately US$7.0 million.  In addition, in 2004, we set aside approximately US$0.1 million for the payment of pension benefits to our executive officers.  The members of our Board of Directors and Conselho Fiscal do not receive any such benefits.  The board members, Conselho Fiscal members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries.  At December 31, 2004, none of the board members, Conselho Fiscal members or executive officers had any financial or other interests in any transaction involving Embraer which was not in the ordinary course of our business.

          In addition, at June 22, 2005, the board members and executive officers owned an aggregate of 18 common shares and 3,836,737 preferred shares.

Stock Option Plan

          At a special shareholders’ meeting held on April 17, 1998, we approved a stock option plan for management and employees, including those of our subsidiaries, subject to restrictions based on continuous employment with us for at least two years.  The five-year term for the granting of options under the plan expired on May 31, 2003.

          Under the terms of the plan, we were authorized to grant options to purchase up to 25,000,000 preferred shares over the five-year period from the date of the first grant.  As of the end of this five-year period, we had granted options for an aggregate of 20,237,894 preferred shares, including 662,894 options granted in connection with our preferred stock dividend in 2002, at a weighted average exercise price of R$6.17 per share.  The options granted to each employee vest as follows:  30% after three years from the date granted, an additional 30% after four years and the remaining 40% after five years.  Employees may exercise their options for up to seven years from the date they are granted.  At December 31, 2004, 12,548,826 of the total options granted had been exercised, and an additional 1,948,235 options had been exercised as of June 22, 2005.  Of the total number of options granted, options to purchase an aggregate of 7,799,470 preferred shares have been granted to our executive officers at a weighted average exercise price of R$4.95 per share, of which 6,170,000 were exercised during the period from June 1, 2001 through June 22, 2005.

Profit Sharing Plan

          We implemented a profit sharing plan in 1998 that ties employee profit sharing to dividend payments.  Every time we pay dividends to our shareholders, we also pay a profit sharing participation of 25% of the amount of the dividend payment to employees who have achieved goals established at the beginning of the year.

          Under the plan, we may pay additional amounts of up to an additional 5% of such dividend payment to employees who have performed exceptionally, on a discretionary basis.  We believe that this policy encourages individual employees to meet our production goals.  In April 2005, our Board of Directors approved certain changes to our profit sharing plan related to the additional 5% distribution to exceptionally performing employees. These changes were based on recommendations made by an Advisory Committee of the Board of Directors, which was formed in April 2004 for the purpose of reviewing the company’s policies with regard to compensation and profit sharing.

          The new policy provides that the additional distribution of up 5% to exceptionally performing employees will be limited to an amount equal to 50% of our net income for the fiscal year, adjusted for certain cash flow events, to be distributed in cash after our annual General Shareholders’ meeting at which our annual financial statements are approved.  For certain high level employees, two-thirds of the distribution will be distributed in cash on the same date and the remaining one-third will allocated as “virtual preferred shares” and payments related thereto will be made over a three-year period, using a weighted average price formula.  As a result, the value of these payments will be tied to the future market performance of our preferred shares.

          For the 2002, 2003 and 2004 fiscal years, we distributed to employees US$25.2 million, US$20.4 million and US$61.2 million, respectively.

6C.	Board Practices

          All members of our Board of Directors serve three-year terms and the terms of all current members expire in April 2007.  See “Item 6A. Directors and Senior Management—Board of Directors” for the year each of the members of our Board of Directors was first elected.

          The executive officers are elected by the Board of Directors for a three-year term, and any executive officer may be removed by the Board of Directors before the expiration of his term.  See “Item 6.A. Directors and Senior Management—Executive Officers” for the year each of our executive officers was first elected.

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

          As a foreign private issuer, we decided to modify our Conselho Fiscal to comply with the exemption requirements.  Our Board of Directors approved the delegation to the Conselho Fiscal of certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter that delegates to the Conselho Fiscal the duties and responsibilities of a U.S audit committee to the extent permitted under Brazilian Corporate Law.  We expect to be in compliance with the exemption requirements on or before July 31, 2005.  Because Brazilian Corporate Law does not permit the Board of Directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide the board or the Conselho Fiscal with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the Conselho Fiscal cannot fulfill these functions. Therefore, in addition to its oversight responsibilities, the Conselho Fiscal may only make recommendations to the Board of Directors with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the external auditors, the Conselho Fiscal may only make recommendations to management and the board.

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

          Our Conselho Fiscal is composed of five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election.  Under the Brazilian Corporate Law, holders of preferred shares have the right to elect separately one member of the Conselho Fiscal.  Also, under the Brazilian Corporate Law, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal.  In any event, however, the common shareholders have the right to elect the majority of the members of the Conselho Fiscal.  Set forth below are the names, ages and positions of the members of our Conselho Fiscal and their respective alternates, as of April 18, 2005, the date of the last annual shareholders’ meeting.

Name	Age	Position	Year First Elected

Jorge Khalil Miski	45	Effective member	2004
Maria da Salete Medeiros	56	Alternate	2005
Geraldo Humberto de Araujo (1)	53	Effective member	2004
Tarcísio Luiz Silva Fontenele(1)	42	Alternate	2001
José Mauro Laxe Vilela(2)	57	Effective member	2003
Alberto Carlos Monteiro dos Anjos(2)	42	Alternate	2003
Taiki Hirashima	64	Effective member	2004
Guillermo Oscar Braunbeck	32	Alternate	2005
Celene Carvalho de Jesus(3)	49	Effective member	2003
Herbert Veneziano Oliveira (3)	54	Alternate	2005

(1)	Employed by SISTEL.
(2)	Employed by Cia. Bozano.
(3)	Employed by PREVI.

Advisory Committee

          In April 2004, our Board of Directors established an Advisory Committee with a term of 18 months with the task of reviewing the company’s policies regarding the compensation and profit sharing for our executive officers and making recommendations for the revision of such policies.  The three-member Committee was composed of two members of our Board of Directors and one alternate member of our Board of Directors.  The members of the Advisory Committee and their alternates were as follows:  Vitor Sarquis Hallack (alternate: Carlyle Wilson), Wilson Carlos Duarte Delfino (alternate: Carlos Alberto Cardoso Moreira) and Maysa Oliveira da Volta (alternate: Luiz Carlos Siqueira Aguiar).  The term of the Committee was shortened to twelve months and terminated by the Board of Directors on April 20, 2005, as the Committee accomplished the purpose for which it had been created.  On the same date, the Board of Directors established a Special Committee, composed of the same members as the Advisory Committee, with the purpose of performing such functions as described in our by-laws.

6D.	Employees

          The table below sets forth the number of our employees by category as of the dates indicated.

	At December 31,

	2002	2003	2004

Production Process	5,844	6,109	7,857
Research and Development	2,726	3,054	3,386
Administrative – Production Support	955	996	879
Administrative – Corporate	2,702	2,782	2,536

Total	12,227	12,941	14,658

          Approximately 94.3% of our workforce is employed in Brazil.  Most of our technical staff is trained at leading Brazilian engineering schools, including the Instituto Tecnológico Aeronáutico, known as the ITA, located in São José dos Campos.  A small percentage of our employees belong to one of two different labor unions, the Sindicato dos Metalúrgicos (Union of Metallurgical Workers) or the Sindicato dos Engenheiros do Estado de São Paulo (Union of Engineers of the State of São Paulo).  Overall, union membership as a percentage of total workforce has declined significantly in past years.  At December 31, 2004, approximately 83.6% of our employees were non-union.  We believe that relations with our employees are good.

          We actively support the training and professional development of our employees.  We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

6E.	Share Ownership

          At June 22, 2005, the board members and executive officers owned an aggregate of 18 common shares and 3,836,737 preferred shares.  None of the officers or directors individually own more than 1% of the outstanding common shares or preferred shares.  As of June 22, 2005, our executive officers also owned options to purchase an aggregate of 1,629,470 preferred shares at per-share purchase prices ranging from R$8.11 to R$23.00.  As of the same date, none of our directors owned any options to purchase shares of common or preferred stock.

          See “Item 6B. Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

          We have total authorized capital of 1,500,000,000 shares, with a total aggregate of 720,290,103 shares issued and outstanding at June 22, 2005.  Of this total, 242,544,448 are common shares (including one special “golden share” held by the Brazilian government) and 477,745,655 are non-voting preferred shares.  The following table sets forth share ownership information for each of our shareholders that beneficially owns 5% or more of any class of our equity securities and for our executive officers and board members at June 22, 2005, including 4,220,311 preferred shares underlying the options exercisable within 60 days of the date of this annual report.

	Common Shares		Preferred Shares		Total Shares

	Shares	(%)	Shares	(%)	Shares	(%)

PREVI(1)	56,873,379	23.5	59,037,178	12.2	115,910,557	16.0
SISTEL(2)	48,508,890	20.0	182,316	**	48,691,206	6.7
Cia. Bozano(3)	48,509,220	20.0	18,786,588	3.9	67,295,808	9.3
Bozano Holdings Ltd.(3)	—	—	8,896,920	1.8	8,896,920	1.2
BNDESPAR(4)	3,488,893	1.4	45,831,196	9.5	49,320,089	6.8
Dassault Aviation(5)	13,744,186	5.6	1,953,132	**	15,697,318	2.1
Thales™(5)	13,744,186	5.6	1,953,132	**	15,697,318	2.1
EADS(5)	13,744,186	5.6	1,953,132	**	15,697,318	2.1
SNECMA(5)	7,276,332	3.0	1,034,010	**	8,310,342	1.1
União Federal/Brazilian Government(6)	1,850,495	**	499,416	**	2,349,911	**
Officers and directors as a group(7)	18	**	5,083,471	**	5,083,489	**
Other(8)	34,804,663	14.4	336,755,475	69.9	371,560,138	51.3

Total	242,544,448		481,965,966		724,510,414

Percentage of total shares outstanding.		33.5		66.5		100.0

**	Less than 1%.
(1)	Banco do Brasil Employee Pension Fund, also known as PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A, which is controlled by the Brazilian government.
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

(4)	BNDESPAR is a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social—BNDES, the government-owned national development bank of Brazil.
(5)	Member of the European Aerospace and Defense Group.
(6)	The Brazilian government also holds the “golden share.”
(7)	The number of preferred shares includes 1,246,734 preferred shares underlying options which are exercisable within 60 days of the date of this annual report.
(8)	The number of preferred shares includes 2,973,577 preferred shares underlying options which are exercisable within 60 days of the date of this annual report.

          Other than as discussed in “Item 4. Information on the Company-History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

          On June 22, 2005, we had 21,941 holders, either directly or through ADSs, of preferred shares, and 3,147 holders of record of common shares.  On June 22, 2005, an aggregate of 279,943,364 preferred shares were held, either directly or through ADSs, by 177 record holders, including DTC, in the United States.

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

Brazilian Government

          The Brazilian government, principally through the Brazilian Air Force, has participated in the development of Embraer since its inception.  For the years ended December 31, 2002, 2003 and 2004, the Brazilian government accounted for approximately 2.1%, 4.4% and 7.1% of our net sales, respectively.  We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government.  For a description of our transactions with the Brazilian government, see “Item 4B. Business Overview—Defense Business.”

          The Brazilian government plays a key role as:

•	a source for research and development debt financing through technology development institutions such as FINEP and BNDES; and

•	an export support agency through BNDES.

          See “Item 4B. Business Overview—Aircraft Financing Arrangements,” “Item 3D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost-competitiveness of our aircraft” and “Item 3D. Risk Factors—Risks Relating to Embraer—Brazilian government budgetary constraints could reduce amounts available to our customers under government-sponsored financing programs.”

          We maintain credit facilities with BNDES and FINEP, primarily to fund development costs of the ERJ 145 and AL-X, pursuant to which US$16.4 million and US$8.7 million, respectively, was outstanding at December 31, 2004.  Amounts borrowed from BNDES are secured by first, second and third mortgages on Embraer’s properties in Brazil.  The interest rates under our FINEP credit facility range from TJLP plus 4.0% to TJLP plus 6.0% per annum.  The interest rates under our BNDES credit facility range from TJLP plus 2.4% to TJLP plus 5.5%, plus fees at the rate of 0.35% of the sales price of 420 ERJ 145s sold between January 1, 1997 and August 1, 2002.  In addition to the long-term facility we have with BNDES, in October 2004 we negotiated with BNDES a short-term pre-export credit financing for an amount up to US$400 million, of which US$310.7 million was outstanding as of December 31, 2004.  This amount was fully repaid in January 2005.

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

          In February and March 1999, we sold a total of 83,330 debentures with a principal amount of R$1,800 per debenture with a term of seven years, mostly to BNDESPAR, a wholly owned subsidiary of BNDES.  We coupled each debenture with 100 detachable subscription warrants issued in five series.  Each warrant entitled its holder to subscribe for ten preferred shares or, under some limited circumstances, ten common shares of Embraer. In February 2000, holders exercised 833,500 of these subscription warrants, resulting in our issuing 8,335,000 preferred shares at an issue price of R$2.1998 per share.  After that date, BNDESPAR became the only holder of subscription warrants.  In July 2000, BNDESPAR exercised 105,700 of the subscription warrants, resulting in our issuing 1,057,000 preferred shares at an issue price of R$2.4769 per share.  On May 3, 2001, BNDESPAR exercised its remaining 7,393,800 warrants in exchange for 73,938,000 preferred shares at an issue price of R$2.4769 per share.

          Banco do Brasil S.A., which is owned by the Brazilian government, administers the ProEx program, which enables some of our customers to receive the benefit of interest discounts.  We have also entered into numerous financing transactions with Banco do Brasil S.A. and its affiliates.  At December 31, 2002, 2003 and 2004, we maintained cash investments of US$84.1 million, US$534.0 million and US$688.0 million, respectively, with Banco do Brasil S.A. and several of its affiliates.  We also had outstanding borrowings from Banco do Brasil S.A. and several of its affiliates, which at December 31, 2002, 2003 and 2004 equaled US$212.7 million, US$375.2 million and US$382.1 million, respectively.  In addition, BB Banco de Investimento, S.A., an affiliate of Banco do Brasil S.A., was an underwriter in a secondary offering in Brazil, completed on June 19, 2001, in which some of our shareholders sold an aggregate of 6,900,000 of our preferred shares.

European Aerospace and Defense Group

          We have also entered into commercial transactions with the European Aerospace and Defense Group for the purchase of certain equipment and services in the ordinary course of our business in the total amount of US$11.8 million in 2002, US$14.5 million in 2003 and US$3.7 million in 2004.

          See Note 30 to our consolidated financial statements for more information regarding related party transactions.

7C.	Interests of Experts and Counsel

          Not applicable.

ITEM 8.     FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information

          See “Item 3A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

          We have some individual labor lawsuits, several of which have already been settled, but we are awaiting the decision of the Brazilian labor courts on others.  We do not believe that any liabilities related to these individual lawsuits would have a material adverse effect on our financial condition or results of operations.

          We have challenged the constitutionality of the nature of and modifications in rates and the increase in the calculation base of certain Brazilian taxes and payroll charges in order to obtain writs of mandamus or injunctions to avoid payments or recover past payments.  Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual as part of the interest income (expenses), net item of our statements of income.  As of December 31, 2004, we had obtained preliminary injunctions for not paying or recovering past payments in the total amount, including interest, of US$432.5 million, which is included as a liability on our balance sheet.  See “Item 3D. Risk Factors—Risks Relating to Embraer—We may have to make significant payments as a result of unfavorable outcomes of pending challenges to certain taxes and payroll charges” and Note 18 to our consolidated financial statements for a further discussion of these challenges.

          In addition, we are involved in other legal proceedings, including tax disputes, all of which are in the ordinary course of business.  Our management does not believe that any of these other proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations.  See Note 18 to our consolidated financial statements for a further discussion of the legal proceedings we face.

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

          We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital.  Net losses, if any, may be charged against the legal reserve.  At December 31, 2004, the balance of our legal reserve was US$111.4 million, which was equal to 11.2% of our paid-in capital at December 31, 2004.

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

          Distribution of interest on net worth may also be accounted for as a tax-deductible expense.  Any payment of interest on shareholders’ equity to holders of ADSs or preferred shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven.  See “Item 10E. Taxation—Brazilian Tax Consequences.”  The amount paid to shareholders as interest on net worth, net of any withholding tax, may be included as part of any mandatory distributable amount.  Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on net worth, is at least equal to the mandatory distributable amount.  When we distribute interest on net worth, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply.  All payments to date were accounted for as part of the mandatory distribution.

          The following table sets forth the historical payments of dividends and historical payments of interest on shareholders’ equity we have made to our shareholders.

Date of approval	Period in which profits were generated	Total amount of Distribution

		(R$ in millions)	(US$ in millions) (3)
September 18, 1998(1)	First two quarters of 1998	21.3	17.9
March 30, 1999(1)	Remaining two quarters of 1998	33.9	19.7
September 28, 1999(1)	First two quarters of 1999	36.8	19.1
January 31, 2000(1)	Remaining two quarters of 1999	86.7	48.1
March 24, 2000(2)	First quarter of 2000	19.6	11.2
June 16, 2000(2)	Second quarter of 2000	19.9	11.0
July 6, 2000(1)	First two quarters of 2000	79.6	44.8
September 22, 2000(2)	Third quarter of 2000	27.7	15.0
December 15, 2000(2)	Fourth quarter of 2000	33.5	17.1
March 16, 2001(1)	Remaining two quarters of 2000	107.5	49.7
March 16, 2001(2)	First quarter of 2001	33.8	15.7
June 13, 2001(2)	Second quarter of 2001	41.4	18.0
September 14, 2001(1)	First two quarters of 2001	123.1	46.1
September 14, 2001(2)	Third quarter of 2001	48.4	18.1
December 15, 2001(2)	Fourth quarter of 2001	57.1	24.6
March 19, 2002(1)	Remaining two quarters of 2001	100.0	43.0
March 19, 2002(2)	First quarter of 2002	58.9	25.4
June 14, 2002(2)	Second quarter of 2002	59.5	20.9
September 13, 2002(2)	Third quarter of 2002	66.3	17.0
December 13, 2002(2)	Fourth quarter of 2002	70.0	19.8
December 13, 2002(2)	1998 and 1999	72.5	20.5
June 16, 2003(2)	First two quarters of 2003	76.7	26.7
December 12, 2003(2)	Remaining two quarters of 2003	118.5	41.0
March 12, 2004(2)	First quarter of 2004	101.0	34.7
June 25, 2004 (2)	Second quarter of 2004	160.0	51.5
September 20, 2004 (2)	Third quarter of 2004	160.0	55.9
December 17, 2004 (2)	Fourth quarter of 2004	164.1	61.8
March 11, 2005 (2)	First quarter of 2005	106.5	39.9

(1)	Represents dividend payments.
(2)	Represents interest on shareholders’ equity.
(3)	Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the dates that the dividends were approved.

          Further, on June 3, 2005, our Board of Directors approved the payment of interest on shareholders’ equity for the second quarter of 2005 in the total amount of R$110.8 million, which translated using the exchange rate on June 3, 2005 is equivalent to US$46.1 million.

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

          No significant changes or events have occurred after the close of the balance sheet date at December 31, 2004, other than the events already described in this annual report.

          For a summary of our announced unaudited financial results for the first quarter of 2005, see “Item 5A. Operating Results—Recent Developments.”

ITEM 9.     THE OFFER AND LISTING

9A.	Offer and Listing Details

          Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “ERJ.”  In addition, our preferred shares are traded on the São Paulo Stock Exchange under the symbol “EMBR4.”  Each ADS represents four preferred shares.

          The reported high and low closing sale prices in U.S. dollars for the ADSs on the NYSE for the periods indicated are set forth in the following table:

	Price in U.S. dollars per ADS

	High	Low

2000:
Year end (from July 20)	39.75	18.50
2001:
Year end	45.50	11.45
2002:
Year end	25.01	12.85
2003:
First quarter	16.27	9.15
Second quarter	20.26	12.38
Third quarter	22.48	17.18
Fourth quarter	35.45	21.42
Year end	35.45	9.15
2004:
First quarter	36.81	28.11
Second quarter	32.57	23.28
Third quarter	29.62	25.33
Fourth quarter	33.66	24.18
Year end	36.81	23.28
Month ended:
December 31, 2004	33.66	27.65
January 31, 2005	33.31	29.79
February 29, 2005	35.00	30.83
March 31, 2005	34.40	29.70
April 30, 2005	31.85	28.71
May 31, 2005	30.55	29.05
June 30, 2005 (through June 27)	33.95	30.37

          The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for preferred shares on the São Paulo Stock Exchange.  The common shares are also listed and traded on the São Paulo Stock Exchange.

	Nominal reais per preferred share

	High	Low

2000:
Year end	18.30	7.20
2001:
Year end	25.45	7.65
2002:
Year end	15.30	11.20
2003:
First quarter	14.05	8.10
Second quarter	14.33	9.84
Third quarter	16.47	12.90
Fourth quarter	25.70	15.39
Year end	25.70	8.10
2004:
First quarter	26.43	20.30
Second quarter	23.50	18.30
Third quarter	22.20	18.20
Fourth quarter	22.50	17.10
Year end	26.43	17.10
Month ended:
December 31, 2004	22.50	18.80
January 31, 2005	22.20	19.80
February 28, 2005	22.64	20.09
March 31, 2005	23.30	20.00
April 30, 2005	20.75	18.00
May 31, 2005	18.70	17.90
June 30, 2005 (through June 27)	20.70	18.05

          On June 22, 2005, we had 21,941 holders, either directly or through ADSs, of preferred shares, and 3,147 holders of record of common shares.  On June 22, 2005, an aggregate of 279,943,364 preferred shares were held, either directly or through ADSs, by 177 record holders, including DTC, in the United States.

          On June 27, 2005, the closing sale price for our preferred shares on the São Paulo Stock Exchange was R$19.15 which is equivalent to US$32.14 per ADS.  On the same date, the closing sale price for our ADSs on the New York Stock Exchange was US$32.22.  The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

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

          The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world.  The São Paulo Stock Exchange had an aggregate market capitalization of approximately US$341.4 billion at December 31, 2004.  In comparison, the NYSE had a market capitalization of approximately US$12.7 trillion at the same date.  Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder.  At June 22, 2005, we accounted for approximately 1.9% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

          There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges.  During the one-year period ended December 31, 2004, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 48.1% of the total market capitalization of all listed companies and the 10 largest companies listed on the NYSE represented approximately 19.5% of the total market capitalization of all listed companies.

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

          The Brazilian securities law, the Brazilian Corporate Law and the regulations issued by the CVM, the National Monetary Council and the Central Bank provide for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders.  However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities.

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

Description of Capital Stock

General

          At December 31, 2004, our capital stock consisted of a total of 718,341,868 outstanding shares, without par value, of which 242,544,448 were common shares, including one special class of common share known as the “golden share,” held by the Brazilian government, and 475,797,420 were preferred shares.  Our bylaws authorize the Board of Directors to increase the capital stock up to 500,000,000 common shares and up to 1,000,000,000 preferred shares without seeking specific shareholder approval.  All our outstanding shares are fully paid.  Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts.  Under the Brazilian Corporate Law, however, the number of non-voting preferred shares may not exceed two-thirds of the total number of shares.  According to the edital (invitation to bid) issued by the Brazilian government in connection with our privatization in 1994, non-Brazilians may not hold in excess of 40% of our common shares.  There is no similar restriction on ownership of our preferred shares.

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

Conversion Rights

          Our common shares do not have the right to convert into preferred shares.

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

Compensation Committee

          NYSE rules require that listed companies have a Compensation Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non-CEO compensation, incentive-compensation and equity-based plans.  We are not required under applicable Brazilian law to have a Compensation Committee.  Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting.  The Board of Directors is then responsible for determining the individual compensation and profit sharing of each executive officer, as well as the compensation of our board and committee members.  In making such determinations, the board reviews the performance of the executive officers, including the performance of our CEO.  Maurício Novis Botelho, our chief executive officer and member of our Board of Directors, typically excuses himself from discussions regarding his performance and compensation.

          In April 2004, our Board of Directors established an Advisory Committee with a term of 18 months with the task of reviewing the company’s policies regarding the compensation and profit sharing for our executive officers and making recommendations for the revision of such policies.  The Committee completed its review by April 2005.  As it was a temporary committee, it did not operate pursuant to a written charter.  For a further discussion of our Advisory Committee, see “Item 6C. Board Practices—Advisory Committee.”

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

          We have a permanent Conselho Fiscal that consists of five members and five alternates and which has ordinary meetings at least every two months.  The members of our Conselho Fiscal are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert.  In order to comply with the exemption requirements that allow our Conselho Fiscal to act as an audit committee pursuant to SEC rules, our Board of Directors approved the delegation to the Conselho Fiscal of certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter that delegates to the Conselho Fiscal the duties and responsibilities of a U.S audit committee to the extent permitted under Brazilian Corporate Law.  For a further discussion of our Conselho Fiscal, see “Item 6C. Board Practices—Conselho Fiscal.”

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

Internal Audit Function

          NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.  Our internal audit function is the responsibility of our risk and internal controls office, under the supervision of the Chief Financial Officer, assuring the necessary independence and competence to assess the design of our internal control over financial reporting, as well as to test its effectiveness as required by Section 404 of the Sarbanes-Oxley Act of 2002.

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

          See “Item 3D. Risk Factors—Risks Relating to the Preferred Shares and the ADSs-If holders of ADSs exchange the ADSs for preferred shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages” and “Item 10E. Taxation—Brazilian Tax Consequences.”

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

          In the cases mentioned in the first and second bullet points above, only holders of shares adversely affected by the changes described therein may withdraw their shares.  The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting.  In the first two cases mentioned above, however, the resolution is subject to the prior approval or subsequent ratification by holders of a majority of the outstanding preferred shares, which must be obtained at a special meeting held within one year.  In such cases, the 30-day term is counted from the date the minutes of the special meeting are published.  We would be entitled to reconsider any action giving rise to withdrawal rights within ten days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

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

          This summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs by a holder, also called a U.S. holder, that is the beneficial owner of preferred shares or ADSs and that is an individual citizen or resident alien of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs.  In particular, this summary deals only with U.S. holders that will hold preferred shares or ADSs as capital assets and does not address the tax treatment of U.S. holders that own or are treated as owning 10% or more of our voting shares or that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, individual retirement and other tax deferred accounts, tax-exempt organizations, persons that will hold preferred shares or ADSs as a position in a “straddle,” a “hedging transaction” or a “conversion transaction” for tax purposes, and persons that have a “functional currency” other than the U.S. dollar.  Further, if a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of preferred shares or ADSs, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership.  A holder of preferred shares or ADSs that is a partnership and partners in such partnership should consult their tax advisors.  This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations.

          Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty.  No assurance can be given, however, as to if or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Consequences

          General.  The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil, also called a non-Brazilian holder, for purposes of Brazilian taxation.

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

          Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833/03, considering the general and unclear scope of this new law and the lack of any judicial court rulings in respect thereof, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

          The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at the rate of 15% or 25%, in case of a non-Brazilian holder located in a tax haven jurisdiction (as defined below), if the acquisition cost of the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such deposit.  In such a case, the difference between the average price of the preferred shares, calculated as above and the corresponding acquisition cost, will be considered a capital gain.  Such taxation is not applicable in case of investors registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction (as defined below).  The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax.  However, if this non-Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

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

          Non-Brazilian holders are subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of preferred shares that occur on the Brazilian exchanges and to a withholding tax of 0.005% on the value of the transaction (to be offset against tax due on eventual capital gains) unless such a sale is made by a non-Brazilian holder which is not resident in a tax haven jurisdiction (as defined below) and (1) such sale is made within five business days of the withdrawal of such preferred shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period or (2) such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the CVM.  In these two cases, the gains realized are exempt from income tax.  The “gain realized” is the difference between the amount in reais realized on the sale or exchange and the acquisition cost measured in reais, without any correction for inflation, of the shares sold.  There is no assurance that the current preferential treatment for holders of the ADSs and some non-Brazilian holders of the preferred shares under Resolution No. 2,689 will continue or will not change in the future.

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

          Taxation of Foreign Exchange Transactions (“IOF/Câmbio”).  Pursuant to Decree No. 4,494 of December 3, 2002, the conversion into Brazilian currency of proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in preferred shares or the ADSs and those under Resolution No. 2,689) and the conversion into foreign currency of proceeds received by a non-Brazilian holder is subject to a tax on exchange transactions known as IOF/Câmbio, the rate of which is currently 0% for most cases.  However, according to Law No. 8,894/94, the Minister of Finance has the power to increase the IOF/Câmbio rate at any time to a maximum of 25%, but only in relation to future exchange transactions.

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

          Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions.  Law No. 9,779, dated as of January 1, 1999, states that, with the exception of limited prescribed circumstances, income derived from operations by a beneficiary resident or domiciled in a country considered a tax haven is subject to withholding income tax at the rate of 25%.  Tax havens are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%, or where the internal legislation imposes restrictions on the disclosure of the shareholders’ composition or the ownership of the investment. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary resident or domiciled in a tax haven jurisdiction, the applicable income tax rate will be 25% instead of 15%.  Capital gains are subject to this 25% tax, except if the transaction is conducted on the Brazilian stock exchange, in which case they will be subject to income tax imposed at a rate of 15% and to a withholding tax of 0.005% on the value of the transaction (to be offset against tax due on eventual capital gains).  See “—Taxation of Gains.”

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

          Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  Under current guidance recently issued by the Internal Revenue Service (“IRS”), the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange, but no assurances can be given that the ADSs will be or remain readily tradable under future guidance.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not a PFIC for United States federal income tax purposes with respect to our 2004 taxable year.  In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year.  However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year.  The potential application of the PFIC rules to our operations is further discussed below.

          Based on existing IRS guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange.  In addition, the United States Treasury Department has announced its intention to promulgate additional procedures pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because such procedures have not yet been issued, we are not certain that we will be able to comply with them.  You should consult your own tax advisors regarding the availability of the preferential dividend tax rate in the light of your own particular circumstances.

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

          Dividends received by most U.S. holders will constitute foreign source “passive income” or, in the case of some U.S. holders such as banks, “financial services income” for U.S. foreign tax credit purposes.  U.S holders should note, however, that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006.  Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.”  Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, the Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income).  The rules with respect to foreign tax credits are complex and U.S. holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.  The IRS has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares.  Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Brazilian withholding tax on dividends paid with respect to preferred shares represented by ADSs could be affected by future action taken by the IRS.

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

          Gain or loss realized by a U.S. holder on the sale, redemption or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. tax holder’s adjusted basis in the preferred shares or the ADSs and the amount realized (including the gross amount of the proceeds of the sale or other taxable disposition before the deduction of any Brazilian tax) on the taxable disposition.  Capital gains of individuals derived with respect to capital assets held for more than one year may be eligible for various reduced rates of taxation.  For example, for capital assets held for over one year and sold or exchanged on or after May 2, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income).  The deductibility of capital losses is subject to limitations.  Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss for U.S. foreign tax credit purposes.

          If a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs (see “—Brazilian Tax Consequences”), the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian withholding tax.  The availability of U.S. foreign tax credits for these Brazilian taxes and any Brazilian taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to various limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances.  U.S. holders are urged to consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

          Passive Foreign Investment Companies.  If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law.  If a corporation is treated as a PFIC, a U.S. holder may be subject to increased tax liability upon the sale of preferred shares or ADSs, or upon the receipt of certain dividends, unless such U.S. holder makes an election to be taxed currently on its pro rata portion of the corporation’s income, whether or not such income is distributed in the form of dividends, or otherwise makes a “mark-to-market” election with respect to the corporation’s stock as permitted by the Code.  In addition, as discussed above, a U.S. holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income.  As stated above, although no assurances can be given, based on our operations and business plans and the other items discussed above, we do not believe that we are currently a PFIC, and do not expect to become a PFIC for our 2005 taxable year.

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

          We are subject to the periodic reporting and other informational requirements of the Exchange Act.  Accordingly, we are required to file reports and other information with the U.S. Securities and Exchange Commission, or the SEC.  You may inspect and obtain copies, at prescribed rates, of reports and other information filed by us with the SEC at its Public Reference Room maintained at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.  You may also inspect and copy this material at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We are exposed to various market risks, primarily related to potential loss arising from adverse changes in interest rates and foreign currency exchange rates.  We have established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk.  These procedures include the monitoring of our levels of exposure to each market risk, including an analysis based on forecast of future cash flows, the funding of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities.  We may also use derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce our exposure to exchange rate risk.  The following sections address the significant market risks associated with our financial activities.

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

          Our short- and long-term debt obligations totaled US$1,338.7 million at December 31, 2004 and were denominated in U.S. dollars, Brazilian reais, Japanese yen and Euros.  Of the total amount of debt denominated in U.S. dollars, US$923.4 million, approximately US$499.2 million was fixed rate.  The remaining floating rate U.S. dollar-denominated debt was indexed to either six-month or 12-month LIBOR.  Of the US$336.7 million of our Brazilian reais-denominated debt, US$331.7 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil.  The TJLP ranged from 9.75% per annum to 10% per annum during 2004.  We also maintain a subsidiary line of credit in an amount of US$5.0 million which bears interest at a variable rate based on the CDI, the interbank deposit rate in Brazil.  All of our US$72.5 million of Japanese yen-denominated debt was the floating rate indexed to the Japanese interbank deposit rate, or JIBOR.  All of our Euro-denominated debt, totaling US$6.1 million, was fixed rate.

          The table below provides information about our short- and long-term debt obligations as of December 31, 2004 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2004	Total Out standing Amount		Outstanding Amount By Year of Maturity												Total Fair Value

				2005		2006		2007		2008		2009		Thereafter

	(in thousands, except percentages)
Short Term Debt
U.S. dollars (LIBOR indexed)	5.23%	US$	46,019	US$	46,019		—		—		—		—		—	US$	46,815
U.S. dollars (fixed rate)	6.17%		105,079		105,079		—		—		—		—		—		102,658
Reais (TJLP indexed)	12.22%		319,791		319,791		—		—		—		—		—		315,915
Reais (CDI indexed)	20.64%		20		20		—		—		—		—		—		21
Euro (fixed rate)	2.80%		6,094		6,094		—		—		—		—		—		6,116
Japanese yen (JIBOR indexed)	1.14%		36,278		36,278		—		—		—		—		—		34,851

Total short-term debt		US$	513,281	US$	513,281		—		—		—		—		—	US$	506,376

Long Term Debt
U.S. dollars (LIBOR indexed)	5.23%	US$	378,192		—	US$	62,040	US$	110,743	US$	90,300	US$	90,108	US$	25,000	US$	380,046
U.S. dollars (fixed rate)	6.17%		394,089		—		99,238		179,511		74,325		41,015		—		361,432
Reais (TJLP indexed)	12.22%		11,867		—		2,791		3,062		2,494		1,415		2,105		10,764
Reais (CDI indexed)	20.64%		5,066		—		—		5,066		—		—		—		5,324
Japanese yen (JIBOR indexed)	1.14%		36,235		—		36,235		—		—		—		—		34,809

Total long-term debt			825,448		—		200,304		298,382		167,119		132,538		27,105		792,375

Total debt		US$	1,338,729	US$	513,281	US$	200,304	US$	298,382	US$	167,119	US$	132,538	US$	27,105	US$	1,298,751

          In order to manage interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert part of our fixed and floating interest rate U.S. dollar-denominated debt into CDI-based reais-denominated obligations.  Specifically, as of December 31 2004, we had effectively converted US$10.7 million of our U.S. dollar floating interest rate debt and US$46.8 million of our U.S. dollar fixed interest rate debt into CDI-based reais, which, together with our US$5.0 million subsidiary line originally bearing interest at CDI-based reais, totals the equivalent of US$62.5 million of CDI-based reais denominated obligations.  The weighted average interest rate of these CDI-based obligations for 2004 was 12.59%.  Through these swaps, we have also effectively converted the yen equivalent of US$72.5 million of our yen-denominated floating interest rate debt to an equivalent amount of U.S. dollar obligations with a fixed interest rate of 4.31% per annum.  In addition, using swaps transactions we have effectively converted US$366.4 million of our U.S. LIBOR indexed debt to U.S. fixed rate debt.  The weighted average fixed interest rate of these obligations for 2004 was 7.78% per annum.  These swaps did not affect the maturity or amortization schedule of our existing debt.

          These swaps are not accounted for as hedging transactions under U.S. GAAP.  Nevertheless, they are recorded at fair value on our balance sheet, and we recognized an unrealized loss of US$13.1 million as of December 31, 2004 as part of interest income (expenses), net.  For further information about the terms of these swap transactions, including notional amount, maturity date and fair value gains and losses, see Note 31 to our consolidated financial statements.

          We do not currently have any derivative instruments that limit our exposure to changes in the TJLP because we believe that our total exposure, combined with the relatively low volatility of the TJLP, is unlikely to have a material effect on our company.

          The table below provides information about our short and long-term debt obligations as of December 31, 2004, after considering the effects of the above-mentioned derivative transactions.

	Weighted Average Interest Rate 2004	Total Out standing Amount		Outstanding Amount By Year of Maturity												Total Fair Value

				2005		2006		2007		2008		2009		Thereafter

	(in thousands, except percentages)
Short Term Debt
U.S. dollars (LIBOR indexed)	5.18%	US$	4,192	US$	4,192		—		—		—		—		—	US$	4,427
U.S. dollars (fixed rate)	6.08%		158,549		158,549		—		—		—		—		—		155,034
Reais (TJLP indexed)	12.22%		319,791		319,791		—		—		—		—		—		315,915
Reais (CDI indexed)	12.59%		24,655		24,655		—		—		—		—		—		24,884
Euro (fixed rate)	2.80%		6,094		6,094		—		—		—		—		—		6,094

Total short-term debt		US$	513,281	US$	513,281		—		—		—		—		—	US$	506,376

Long Term Debt
U.S. dollars (LIBOR indexed)	5.18%	US$	42,891		—	US$	230	US$	22,310	US$	10,271	US$	10,080		—	US$	38,180
U.S. dollars (fixed rate)	6.08%		732,796		—		183,806		254,468		148,479		121,043		25,000		706,393
Reais (TJLP indexed)	12.22%		11,867		—		2,791		3,062		2,494		1,415		2,105		10,764
Reais (CDI indexed)	12.59%		37,894		—		13,477		18,542		5,875		—		—		37,039

Total long-term debt			825,448		—		200,304		298,382		167,119		132,538		27,105		792,375

Total debt		US$	1,338,729	US$	513,281	US$	200,304	US$	298,382	US$	167,119	US$	132,538	US$	27,105	US$	1,298,751

          In addition, as of December 31, 2004, US$ 47.1 million of our U.S. dollar-indexed liabilities were exposed to LIBOR fluctuations.

Foreign Currency Risk

          In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows.  Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These assets and liabilities are primarily cash and cash equivalents, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais.  The effects on such assets and liabilities of the appreciation or devaluation of foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized on our income statement as interest income (expenses), net.

          The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2004 as well as the derivative transactions outstanding at the same date:

	Total outstanding amount		Outstanding Amount by Year of Maturity												Total FairValue

			2005		2006		2007		2008		2009		Thereafter

	(in thousands, except percentages)
ASSETS
Cash and cash equivalents
In Reais	US$	477,190	US$	477,190		—		—		—		—		—	US$	477,190
In Euro		1,550		1,550		—		—		—		—		—		1,550
Investments and temporary cash investments
In Reais		108,200		108,200		—		—		—		—		—		108,200
In Euro		15,417		—		15,417		—		—		—		—		15,417
Trade accounts receivable
In Reais		19,195		19,195		—		—		—		—		—		19,195
In Euro		31,094		31,094		—		—		—		—		—		31,094
Deferred income taxes
In Reais		185,055		72,460		112,595		—		—		—		—		185,055
In Euro		1,268		1,268		—		—		—		—		—		1,268
Other assets
In Reais		124,881		102,783		22,098		—		—		—		—		124,881
In Euro		1,894		1,207		687		—		—		—		—		1,894
Total Assets in Reais	US$	914,521	US$	779,828	US$	134,693		—		—		—		—		—
Total Assets in Euro	US$	51,223	US$	35,119	US$	16,104		—		—		—		—		—
LIABILITIES
Loans and financing
In Reais	US$	336,742	US$	319,810	US$	2,791	US$	8,128	US$	2,494	US$	1,414	US$	2,105	US$	332,024
In Euro		6,094		6,094		—		—		—		—		—		6,116
In Japanese Yen		72,513		36,278		36,235		—		—		—		—		69,660
Trade accounts payable
In Reais		21,944		21,944		—		—		—		—		—		21,944
In Euro		21,070		21,070		—		—		—		—		—		21,070
Advances from customers
In Reais		14,034		14,034		—		—		—		—		—		14,034
Other payables & accrued liabilities
In Reais		109,444		104,793		4,651		—		—		—		—		109,444
In Euro		9,097		9,097		—		—		—		—		—		9,097
Taxes and payroll charges payable
In Reais		31,757		17,609		14,148		—		—		—		—		31,757
In Euro		3,288		3,288		—		—		—		—		—		3,288
Accrued taxes on income
In Reais		5,922		5,922		—		—		—		—		—		5,922
In Euro		5,332		5,332		—		—		—		—		—		5,332
Deferred income tax
In Reais		141,919		15,112		126,807		—		—		—		—		141,919
Accrued dividends
In Reais		54,959		54,959		—		—		—		—		—		54,959
Contingencies
In Reais		475,685		89,589		386,096		—		—		—		—		475,685
Total Liabilities in Reais	US$	1,192,406	US$	643,772	US$	534,493	US$	8,128	US$	2,494	US$	1,414	US$	2,105		—
Total Liabilities in Euro	US$	44,881	US$	44,881		—		—		—		—		—		—
Total Liabilities in Japanese Yen	US$	72,513	US$	36,278	US$	36,235		—		—		—		—		—
Total exposure in Reais	US$	(277,885)	US$	136,057	US$	(399,800)	US$	(8,128)	US$	(2,494)	US$	(1,414)	US$	(2,105)		—
Total exposure in Euro	US$	6,342	US$	(9,762)	US$	16,104		—		—		—		—		—
Total exposure in Japanese Yen	US$	(72,513)	US$	(36,278)	US$	(36,235)		—		—		—		—		—

	Total outstanding amount		Outstanding Amount by Year of Maturity												Total FairValue

			2005		2006		2007		2008		2009		Thereafter

	(in thousands, except percentages)
DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (US$ Floating v.US$ Fixed)
Notional amount	US$	363,705	US$	28,405	US$	61,810	US$	88,434	US$	80,028	US$	80,028	US$	25,000	US$	(4,120)
Average interest paid in US$		7.78%
Average interest received in US$		Libor+3.06%
Cross-currency interest rate swap contracts (US$ v. R$)
Notional amount	US$	52,486	US$	23,329	US$	12,723	US$	11,646	US$	4,788		—		—	US$	(14,585)
Average interest paid in R$	66.21% of CDI
Average interest received in US%		5.55%
Cross-currency interest rate swap contracts (Yen v. US$)
Notional amount	US$	67,082	US$	33,541	US$	33,541		—		—		—		—	US$	5,615
Average interest paid in US$		4.31%
Average interest received in JPY		Jibor+1.05%
Net exposure of assets/liabilities
In Reais	US$	(330,371)	US$	112,727	US$	(412,523)	US$	(19,774)	US$	(7,282)	US$	(1,414)	US$	(2,105)		—
In Euro	US$	6,342	US$	(9,762)	US$	16,104		—		—		—		—		—
In Japanese Yen	US$	5,430	US$	2,737	US$	2,694		—		—		—		—		—

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          No matters to report.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
                       OF PROCEEDS

          No matters to report.

ITEM 15.       CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

          Our president and chief executive officer, Maurício Novis Botelho, and our executive vice-president corporate and chief financial officer, Antonio Luiz Pizarro Manso, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2004, the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within our company and our consolidated subsidiaries.

Changes in Internal Control over Financial Reporting

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The following table sets forth by category of service the total fees for services performed by Deloitte Touche Tohmatsu during the fiscal years ended December 31, 2003 and December 31, 2004:

	2003		2004

	(in thousands)
Audit Fees	US$	1,022	US$	1,238
Audit-Related Fees		375		—
Tax Fees		556		693
All Other Fees		—		147

Total	US$	1,953	US$	2,078

Audit Fees

          Audit fees in 2004 and 2003 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu in connection with the audit of our annual financial statements under Brazilian GAAP, which are published in Brazil, and our annual financial statements under U.S. GAAP and for the review of our financial information included in our annual report on Form 20-F, reviews of quarterly financial statements, which are submitted on Form 6-K, and statutory audits of our subsidiaries.

Audit-Related Fees

          Audit-related fees in 2003 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu in connection with the review of our internal control system and assistance in complying with the requirements of the Sarbanes-Oxley Act of 2002.

Tax Fees

          Tax fees in 2004 and 2003 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu in connection with services for tax compliance and tax advice, mainly comprised of the review of income tax returns in the several jurisdictions in which we operate and assistance with other tax filings in foreign jurisdictions, as well as assistance to our tax committee to ensure compliance with Brazilian tax requirements.

All Other Fees

          Other fees paid to Deloitte Touche Tohmatsu in 2004 consisted of the aggregate fees billed primarily in connection with human resources related consulting services.  We did not pay any other fees to Deloitte Touche Tohmatsu in 2003 other than those described above.

Pre-Approval Policies and Procedures

          Our Board of Directors approves all audit, audit-related services, tax services and other services provided by Deloitte Touche Tohmatsu.  Any services provided by Deloitte Touche Tohmatsu that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement.  Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement.  In 2003 and 2004, none of the fees paid to Deloitte Touche Tohmatsu were approved pursuant to the de minimis exception.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we must comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower our Conselho Fiscal to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3).  We expect to be in compliance with the exemption requirements on or before July 31, 2005.  In our assessment, our Conselho Fiscal will be able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act of 2002 and to satisfy the other requirements of Exchange Act Rule 10A-3.  For a further discussion of our Conselho Fiscal and the audit committee exemption, see “Item 6C. Board Practices—Conselho Fiscal.”

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          In 2004, neither we nor any affiliated purchaser purchased or repurchased any of our equity securities.

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

8.1	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct, incorporated herein by reference from Exhibit 11.1 to Embraer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

23.1	Consent of Deloitte Touche Tohmatsu.

*	Embraer has been granted confidential treatment for portions of this Exhibit. Accordingly, portions thereof have been omitted and were filed separately with the Commission.

SIGNATURES

          The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Date: June 30, 2005	By:	/s/ MAURICIO NOVIS BOTELHO

	Name:	Maurício Novis Botelho
	Title:	President and Chief Executive Officer

Date: June 30, 2005	By:	/s/ ANTONIO LUIZ PIZARRO MANSO

	Name:	Antonio Luiz Pizarro Manso
	Title:	Executive Vice-President Corporate and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
EMBRAER - Empresa Brasileira de Aeronáutica S.A.
São Paulo – SP

 1. We have audited the accompanying consolidated balance sheets of EMBRAER - Empresa Brasileira de Aeronáutica S.A. (a Brazilian Corporation) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity  and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2. We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMBRAER - Empresa Brasileira de Aeronáutica S.A. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

Deloitte Touche Tohmatsu Auditores Independentes
São Paulo, Brazil

May 25, 2005

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of U.S. dollars – US$)

ASSETS	Notes	2003	2004

CURRENT ASSETS
Cash and cash equivalents	5	1,265,820	1,207,288
Temporary cash investments	6	4,320	153,488
Trade accounts receivable, net	7	356,401	566,127
Collateralized accounts receivable	9	102,110	70,599
Inventories	10	1,158,060	1,408,608
Deferred income taxes	27	115,395	104,417
Other assets	11	344,760	364,982

Total current assets		3,346,866	3,875,509

LONG TERM ASSETS
Trade accounts receivable	7	—	119,678
Customer and commercial financing	8	155,003	319,587
Collateralized accounts receivable	9	1,648,849	769,441
Inventories	10	14,770	19,674
Property, plant and equipment, net	13	402,663	381,265
Investments	12	36,814	48,267
Deferred income taxes	27	207,659	262,403
Other assets	11	267,911	286,575

Total long-term assets		2,733,669	2,206,890

TOTAL ASSETS		6,080,535	6,082,399

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of U.S. dollars – US$)

LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	2003	2004

CURRENT LIABILITIES
Loans and financing	19	517,014	513,281
Non-recourse and recourse debt	9	360,645	351,405
Capital lease obligation	20	5,283	2,437
Trade accounts payable		404,065	556,492
Advances from customers	16	448,648	375,548
Other payables and accrued liabilities	15	336,185	310,269
Taxes and payroll charges payable	17	21,632	34,355
Contingencies	18	301,906	89,589
Deferred income taxes	27	12,532	14,997
Accrued taxes on income		1,724	12,769
Accrued dividends		36,561	54,959

Total current liabilities		2,446,195	2,316,101

LONG-TERM LIABILITIES
Loans and financing	19	526,728	825,448
Non-recourse and recourse debt	9	1,390,314	654,291
Capital lease obligations	20	2,772	1,464
Advances from customers	16	110,539	103,615
Contribution from suppliers	14	234,958	140,037
Taxes and payroll charges payable	17	14,321	14,148
Other payables and accrued liabilities	15	34,406	108,071
Deferred income taxes	27	112,005	157,817
Contingencies	18	26,461	386,096

Total long-term liabilities		2,452,504	2,390,987

MINORITY INTEREST		12,611	21,443

SHAREHOLDERS’ EQUITY	23
Statutory capital-
Preferred (without par value, 1,000,000,000 shares authorized; 475,797,420 shares issued and outstanding at December 31, 2004; 2003 – 473,501,135 shares)		688,039	756,138
Common (without par value, 500,000,000 shares authorized; 242,544,447 shares issued and outstanding at December 31, 2003 and 2004)		207,014	240,201
Special common share (R$1 par value, 1 share authorized, issued and outstanding at December 31, 2003 and 2004)		—	—
Additional paid-up capital		8,353	8,353
Legal reserve		87,368	111,443
Retained earnings		180,741	234,849
Accumulated other comprehensive income (loss)		(2,290)	2,884

Total shareholders’ equity		1,169,225	1,353,868

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,080,535	6,082,399

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of U.S. dollars – US$, except earnings per share )

	Notes	2002	2003	2004

GROSS SALES
Foreign market		2,493,313	2,052,828	3,170,832
Domestic market		58,342	105,825	282,287
Sales deductions		(25,855)	(15,193)	(12,586)

NET SALES		2,525,800	2,143,460	3,440,533
Cost of sales and services		(1,531,720)	(1,335,032)	(2,267,330)

GROSS PROFIT		994,080	808,428	1,173,203

OPERATING INCOME (EXPENSES)
Selling expenses		(211,015)	(206,246)	(342,883)
Research and development		(158,499)	(173,216)	(44,506)
General and administrative expenses		(109,673)	(114,743)	(139,357)
Employee profit sharing		(25,222)	(20,399)	(61,199)
Other operating expenses, net	28	(20,109)	(29,009)	(41,272)

INCOME FROM OPERATIONS		469,562	264,815	543,986

Interest income (expenses), net	21	80,456	(140,755)	(38,000)
Exchange loss, net	29	(135,647)	(16,500)	(12,218)
Other non-operating income (expenses), net		(1,394)	711	(117)

INCOME BEFORE INCOME TAXES		412,977	108,271	493,651
Income tax benefit (expenses)	27	(188,502)	27,990	(112,139)

INCOME BEFORE MINORITY INTEREST		224,475	136,261	381,512
Minority interest		(1,883)	(217)	(1,306)

NET INCOME		222,592	136,044	380,206
OTHER COMPREHENSIVE INCOME
Cumulative translation adjustment		(7,263)	6,546	5,174

COMPREHENSIVE INCOME		215,329	142,590	385,380

EARNINGS PER SHARE	25
Basic-
Common		0.2998	0.1788	0.4970
Preferred		0.3298	0.1967	0.5467
Diluted-
Common		0.2976	0.1779	0.4940
Preferred		0.3274	0.1957	0.5434
WEIGHTED AVERAGE SHARES (in thousands)
Basic-
Common		242,544	242,544	242,544
Preferred		454,414	471,228	474,994
Diluted-
Common		242,544	242,544	242,544
Preferred		459,415	474,840	479,217

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of U.S. dollars – US$)

	2002	2003	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	222,592	136,044	380,206
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	55,602	58,877	59,685
Allowance for doubtful accounts	1,436	4,531	908
Provision for inventory obsolescence	22,061	(18,042)	32,085
Loss on property, plant and equipment disposals	1,119	1,113	178
Deferred income taxes	21,054	(35,676)	4,511
Accrued interest in excess of interest paid (paid in excess of accrued)	(9,684)	15,504	(30,276)
Equity in unconsolidated subsidiary	(388)	(51)	—
Minority interest	1,883	217	1,306
Exchange loss, net	135,647	16,500	12,218
Other	(7,245)	10,624	(3,508)
Changes in assets and liabilities:
Trade accounts receivable and customer & commercial financing, net	(193,837)	300,836	(266,652)
Inventories	138,890	(234,434)	(348,770)
Other assets	(153,573)	(246,336)	(16,355)
Trade accounts payable	57,522	35,737	136,554
Other payables and accrued liabilities	111,192	54,221	45,791
Accrued taxes on income	5,047	(47,857)	10,497
Contribution from suppliers	91,830	(487)	(94,921)
Advances from customers	13,024	54,304	(80,024)
Taxes and payroll charges payable	62,306	117,703	12,549
Contingencies	(825)	16,306	147,319

Net cash provided by operating activities	575,653	239,634	3,301

CASH FLOWS FROM INVESTING ACTIVITIES
Temporary cash investments held for trading	—	—	(158,677)
Sales of property, plant and equipment	790	2,395	163
Business acquisitions	(13,178)	—	—
Escrow deposits for pending business acquisition	—	—	(15,417)
Additions to property, plant and equipment	(111,030)	(64,765)	(50,075)
Additions to investments, net	19,202	(10,297)	6,225

Net cash used in investing activities	(104,216)	(72,667)	(217,781)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans	(1,071,452)	(427,246)	(1,295,315)
Proceeds from borrowings	862,036	902,955	1,587,504
Dividends and/or interest on capital paid	(134,421)	(67,483)	(185,537)
Proceeds from issuance of shares	1,194	3,960	3,250
Payments of capital lease obligations	(9,792)	(8,395)	(4,682)

Net cash provided by (used in) financing activities	(352,435)	403,791	105,220

Effect of exchange rate changes on cash and cash equivalents	(211,482)	38,240	50,728

Net increase (decrease) in cash and cash equivalents	(92,480)	608,998	(58,532)

Cash and cash equivalents, at beginning of year	749,302	656,822	1,265,820

Cash and cash equivalents, at end of year	656,822	1,265,820	1,207,288

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Income taxes	79,860	52,821	11,032
Interest	32,396	29,920	53,488
Non-cash financing and investing transactions:
Assets acquired as capital lease	6,010	3,606	427

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of U.S. dollars – US$)

	Capital				Additional paid-up capital Stock option	Legal reserve	Retained earnings (restricted)	Accumulated other comprehensive (loss) income	Total

	Common		Preferred

	Shares	Amount	Shares	Amount

BALANCE AS OF DECEMBER 31, 2001	242,544,448	50,263	468,168,594	380,317	8,353	59,162	523,834	(1,573)	1,020,356
Capital increase	—	—	2,261,313	1,194	—	—	—	—	1,194
Capitalization of reserves	—	156,751	—	302,567	—	—	(459,318)	—	—
Net income	—	—	—	—	—	—	222,592	—	222,592
Legal reserve	—	—	—	—	—	17,010	(17,010)	—	—
Dividends / Interest on equity	—	—	—	—	—	—	(146,713)	—	(146,713)
Expired dividends	—	—	—	—	—	—	14	—	14
Currency translation adjustment	—	—	—	—	—	—	—	(7,263)	(7,263)

BALANCE AS OF DECEMBER 31, 2002	242,544,448	207,014	470,429,907	684,078	8,353	76,172	123,399	(8,836)	1,090,180

Capital increase	—	—	3,071,228	3,961	—	—	—	—	3,961
Net income	—	—	—	—	—	—	136,044	—	136,044
Legal reserve	—	—	—	—	—	11,196	(11,196)	—	—
Dividends / Interest on equity	—	—	—	—	—	—	(67,517)	—	(67,517)
Expired dividends	—	—	—	—	—	—	11	—	11
Currency translation adjustment	—	—	—	—	—	—	—	6,546	6,546

BALANCE AS OF DECEMBER 31, 2003	242,544,448	207,014	473,501,135	688,039	8,353	87,368	180,741	(2,290)	1,169,225

Capital increase	—	—	2,296,285	3,250	—	—	—	—	3,250
Capitalization of reserves	—	33,187	—	64,849	—	—	(98,036)	—	—
Net income	—	—	—	—	—	—	380,206	—	380,206
Legal reserve	—	—	—	—	—	24,075	(24,075)	—	—
Dividends / Interest on equity	—	—	—	—	—	—	(203,998)	—	(203,998)
Expired dividends	—	—	—	—	—	—	11	—	11
Currency translation adjustment	—	—	—	—	—	—	—	5,174	5,174

BALANCE AS OF DECEMBER 31, 2004	242,544,448	240,201	475,797,420	756,138	8,353	111,443	234,849	2,884	1,353,868

The accompanying notes are an integral part of these consolidated financial statements

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

1.	THE COMPANY AND ITS OPERATIONS

Embraer - Empresa Brasileira de Aeronáutica S.A. (the “Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil. Originally formed in 1969 by the Brazilian government, the Company was privatized in 1994.

The Company has grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial, business jet and defense purposes. Through its evolution, the Company has obtained, developed and enhanced its engineering and technological capabilities through its own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. The Company has applied these capabilities that it gained from its defense business to develop its commercial aircraft business.

The Company has wholly-owned consolidated subsidiaries and/or commercial representative offices located in Brazil, the United States, France, Spain, the United Kingdom, China, Singapore and Australia, mainly engaged in sales marketing and post sales/maintenance services.

In December 2004, a consortium formed by the Company and the European Aeronautic Defense and Space Company (“EADS”) was declared the winner in the privatization of Ogma – Indústria Aeronáutica de Portugal S.A. (“OGMA”). For this purpose, Embraer and EADS formed a holding company, AIRHOLDING, SGPS, S.A., controlled by Embraer, owning 99%, and EADS owning 1%. In the future, EADS has the option to increase its interest in this company up to 30%. Conclusion of this acquisition was subject to final approval from the relevant European antitrust authorities, which occurred in March 2005. Therefore, the entity was not consolidated with the Company as of December 31, 2004. The stake to be acquired through AIRHOLDING SGPS, S.A., represents 65% of OGMA´s total capital and the total consideration amounted to € 11.4 million, equivalent to $15,417, which was deposited in an escrow account (Note 12) as of December 31, 2004. In addition, the € 11.4 million may be adjusted in a form of cash compensation, and is subject to certain of  OGMA´s debt and working capital levels limited up to 12% of the amount deposited in the escrow account.

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

(i)

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from accounting principles applied by the Company in its financial statements prepared in accordance with Brazilian accounting practices (“BR GAAP”).

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

(ii)

The consolidated financial statements include the accounts of (i) the Company and all majority-owned subsidiaries in which the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control and (ii) the special purpose entities – SPEs for which the Company was considered to be the primary beneficiary according to FIN 46-R – “Consolidation of Variable Interest Entities”. All intercompany accounts and transactions arising from consolidated entities have been eliminated.

(iii)

A substantial portion of the Company’s sales is destined for export and a substantial level of financing is denominated in U.S. dollars (US$). The Company presents its financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 - “Foreign Currency Translation”. The Company’s Board of Directors  and management have historically considered the U.S. dollar as its functional currency as the U.S. dollar has been, and remains in their opinion, the currency in which the Company principally operates. Accordingly, the Company’s management has concluded that the functional currency is currently the U.S. dollar.

	(iv)	For US GAAP purposes, the Company has elected the U.S. dollar as its reporting currency, as it believes such presentation is more meaningful to readers.

(v)

For subsidiaries for which the particular functional currency is other than the U.S. dollar, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the balance sheet and income and expense items are translated using weighted average exchange rates. Resulting translation adjustments are reported in a separate component of shareholders’ equity, as a cumulative translation adjustment - CTA.

	(vi)	The Company has reclassified certain prior year amounts to conform to this year’s presentation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand in banks and highly liquid investments, such as certificates of deposit, time deposits, treasury notes and other money market investments.

	b)	Temporary cash investments

As part of its analysis of variable interest entities under FIN 46-R, the Company concluded that the private investment funds used by the Company to invest in underlying investments include certain debt securities that should be included in temporary cash investments. All other underlying investments are classified as cash equivalents.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

c)	Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on an analysis of accounts receivable in an amount considered sufficient to cover probable losses on uncollectible accounts receivable.

d)	Inventories

Inventories are stated at the lower of average production or acquisition cost or market value. Inventories of work in process and finished goods are reduced, when applicable, to net realizable value after deduction for costs, taxes and selling expenses. An allowance is established for potential losses when items are determined to be obsolete or are held in quantities that are in excess of projected usage based on management’s estimate of net realizable values.

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

e)	Customer and commercial financing

Customer and commercial financing consists of notes receivable originated from financed aircraft sales, and used aircraft assets either under operating leases or available for lease and/or sale.

Notes receivable are stated at cost plus accrued interest and reduced by valuation allowances, when necessary, which are determined by the Company considering the customer credit rating and related collateral attached to the respective notes receivable, if any.

Aircraft under operating leases are recorded at cost, net of accumulated depreciation, which is calculated from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term. Income from operating leases is recognized ratably over the lease term and recorded as net sales in other related businesses.

The Company reviews aircraft under operating leases for impairment when events or circumstances indicate that the carrying amount of these assets may not be recoverable. An asset under operating lease is considered impaired when the expected undiscounted cash flow over the remaining useful life is less than the book value. Various assumptions are used when determining the expected undiscounted cash flow. These assumptions include lease rates, lease terms, periods in which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the expected life of the asset. The determination of expected lease rates is generally based on outside publications and observing similar aircraft in the secondary market. The Company uses historical information and current economic trends to determine the remaining assumptions. When impairment is indicated for an asset, the amount of impairment loss is the excess of carrying value over fair value.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Used aircraft available for lease are stated at their acquisition cost. The Company performs a comparison between the individual aircraft cost and its estimated market value, based on appraisal estimates for each aircraft, recording any deficiencies as other operating expenses.

f)	Property, plant and equipment

Property, plant and equipment are stated at cost including applicable construction-period interest. Materials allocated to specific projects are added to construction in progress and, in accordance with the provisions of SFAS No. 34, “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction in progress. The credit is a reduction of interest expense. Interest costs capitalized in 2002, 2003 and 2004 were immaterial.

Assets acquired through capital lease arrangements are capitalized and depreciated over the expected useful lives of the assets, in accordance with SFAS No. 13 – “Accounting for Leases”.

The costs incurred for the development of computer software for internal use are capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as described in Note 13. Improvements to existing property that significantly extend the useful life or the utility of the asset are capitalized, while maintenance and repair costs are charged to expense as incurred.

As of January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Long-lived assets deemed held for sale are stated at the lower of cost or fair value. Long-lived assets held for use are subject to an impairment assessment if the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset. The amount of the impairment is the difference between the carrying amount and the fair value of the asset. No impairment on fixed assets was recorded in 2002, 2003 or 2004.

g)	Marketing and advertising expenses

The Company expenses the costs of marketing and advertising as incurred and such expenses amounted to $9,540, $6,577 and $7,350 for 2002, 2003 and 2004, respectively. These amounts are reported in the consolidated statements of income and comprehensive income as selling expenses.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

h)	Investments

The Company uses the equity method of accounting for its long-term investments for which it owns more than 20% but less than 50% of the investee’s voting stock and has the ability to exercise significant influence over the operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends.

Certain investments are accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Investments in marketable securities classified as held-to-maturity are those securities which the Company has the ability and intent to hold until maturity and are reported at amortized cost. Other Investments are mainly trading debt securities that are marked to market with the effects of change in fair value recorded on the income statements. Declines in the fair value of held-to-maturity securities below their cost that are deemed to be other-than-temporary are reflected on the income statements. The Company’s held-to-maturity securities represent investments in Brazilian government securities (“NTNs”) and the Company has not experienced, nor does it expect to have, any other-than-temporary impairment on such securities.

i)	Product warranties

Warranty expense related to aircraft and parts is recognized as a selling expense at the time of sale based on estimated amounts of warranty costs anticipated to be incurred, typically expressed as a percentage of revenue. These estimates are based on factors that include, among other things, historical warranty claims and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage, and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two years for spare parts up to five years for aircraft components.

Provision for warranties is included in “other payable and accrued liabilities” (Note 15).

j)	Contingencies

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others”, which clarifies the requirements of SFAS No. 5, “Accounting for Contingencies”, relating to a guarantor’s accounting for and disclosures of certain guarantees issued. FIN 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after December 31, 2002, including third-party guarantees, to be initially recorded on the balance sheet at fair value. For guarantees issued on or before December 31, 2002, liabilities are recorded when and if payments become probable and estimable. FIN 45 has the general effect of delaying recognition for a portion of the revenue for product sales that are accompanied by certain third-party guarantees. The financial statement recognition provisions became effective prospectively beginning January 1, 2003. During 2003 and 2004, the fair value of guarantees recorded by the Company was $12,238 and $11,865, respectively.

k)	Post-retirement benefits

The Company participates in a defined contribution pension plan that provides pension benefits for its employees. Expense is recognized as the amount of the required contribution for the period and is recorded on the accrual basis.

Certain wholly-owned subsidiaries in the United States of America sponsor defined benefit pension and medical care plans. The Company accounts for those benefits according to SFAS No. 87 - “Employers’ Accounting for Pensions” and SFAS No. 106 – “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”, respectively. The net periodic cost of the Company’s defined benefit pension and other post-retirement plans is determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of asset return, and medical trend (rate of growth for medical costs).

l)	Employee profit sharing plan

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

m)	Revenue recognition

The Company recognizes revenues from the regional and business jet segments when the aircraft is delivered to customers.

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The Company maintains a pool of spare parts for exclusive use by customers (the “Exchange Pool”). Customers may withdraw for use an equivalent functioning part, as defined, from the Exchange Pool in exchange for an unserviceable part, as needed. Revenues under the Exchange Pool program are recognized monthly over the contract term and consist partly of a fixed fee and partly of a variable fee, directly related to actual flight hours of the covered aircraft. During 2002, 2003 and 2004, the Company recognized $9,604, $10,990 and $13,626, respectively, in revenue related to the Exchange Pool, which is included in net sales in the accompanying consolidated statements of income and comprehensive income (other related businesses segment).

n)	Research and development

Research and development costs are expensed when incurred and are recorded net of amounts contributed by risk-sharing suppliers. Amounts received from risk-sharing suppliers as contributions for research and development activities are classified as contribution from suppliers and recognized as revenue only when the Company has met its obligations under the provisions of the related supply agreements. Net research and development expense was $158,499, $173,216 and $44,506 for 2002, 2003 and 2004, respectively. In 2004, Embraer recognized an operating income of $108,640 in payments previously received from the Company´s risk-sharing partners related to the certification of the EMBRAER 170 and EMBRAER 175 and the fulfillment of certain contractual milestones.

o)	Stock compensation

SFAS No. 123, “Accounting for Stock-Based Compensation”, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations. Accordingly, the Company records an expense in an amount equal to the excess of the quoted market price over the option exercise price on the grant date.

p)	Income taxes

Income taxes in Brazil are comprised of federal income tax and social contribution tax, as recorded in the Company’s statutory accounting records. There is no state or local income tax in Brazil. The income tax statutory rates applicable for the years ended December 31, 2002, 2003 and 2004 are presented as follows:

Federal income tax rate	25%
Social contribution tax rate	9%

Combined tax rate	34%

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

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

q)	Derivative financial instruments

The Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in either income or shareholders’ equity (as a component of accumulated other comprehensive income), depending on their use and designation. The Company’s derivative financial instruments have not qualified for hedge accounting designation for purposes of SFAS No. 133. Changes in the fair value of these derivative financial instruments are recorded in income and are classified as a component of interest income (expenses), net in the consolidated statements of income and comprehensive income (Note 21).

r)	Comprehensive income

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

s)	Compensated absences

The liability for future compensation for employee vacations earned is fully accrued as benefits are earned.

t)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

4.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - NOT YET ADOPTED

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company. The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004 (effectively the second fiscal quarter for calendar year-end companies). EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. The Company does not expect that this consensus will have any impact on its calculation of basic and diluted EPS.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other-than-temporary. Application of these paragraphs has been deferred pending issuance of proposed FSP Issue 03-1a. Management is analyzing whether the adoption of this new EITF will have any significant impact on the Company´s financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs - an amendment of ARB No. 43.” This Standard requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current period charges. Additionally, it requires that allocation of fixed production overhead costs be allocated to inventory based on the normal capacity of the production facility. The provisions of this Standard apply prospectively and are effective for us for inventory costs incurred after January 1, 2006. While the Company believe this Standard will not have a material effect on its financial statements, the impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of  Non-monetary Assets”, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement was issued. Retroactive application is not permitted. Management will apply this Statement in the event exchanges of non-monetary assets occur after December 31, 2005.

In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payments”, or SFAS 123R. This statement eliminated the option to apply the intrinsic value measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, to stock compensation awards issued to employees. Instead, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for the Company´s fiscal year ending December 31, 2006. The Company has not yet quantified the effect of the future adoption of SFAS 123R on a going forward basis.

In March 2005, the FASB issued Interpretation No. 47. This interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No.143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The Interpretation was issued in order to minimize the diverse accounting practices that have developed with respect to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event.  This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when it is incurred if the liability’s fair value can be reasonably estimated. The Interpretation is effective no later than the end of the fiscal years ending after December 15, 2005 (December 31, 2005 for calendar-year enterprises). Management has previously evaluated the application of FASB Statement No. 143 to its operations and concluded that no material effects would be expected. Management will consider this Interpretation in 2005 in the event a conditional asset retirement obligation arises.

In May 2005, the FASB issued Statement No. 154.  This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle.  The Statement applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Contrary to Opinion 20 that previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle, this Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.  This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued.  Management will apply this statement in the event that exchanges of non-monetary assets occur in fiscal periods beginning after December 15, 2005.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

5.	CASH AND CASH EQUIVALENTS

	2003	2004

Cash and bank accounts
In Brazilian reais – R$	4,096	3,392
In U.S. dollar - US$	67,016	66,459
In other currencies	3,062	9,715
Cash equivalents
Denominated in US$ (i)	302,115	653,282
Denominated in R$ (ii)	889,341	473,798
Denominated in other currencies	190	642

	1,265,820	1,207,288

	(i)	Represents time deposits and overnight funds deposited overseas by consolidated subsidiaries; the average annualized interest rate for the year ended December 31, 2004 was 1.85% (2003 - 1.09%).

(ii)

Mainly represented by money market funds at several financial institutions, primarily comprised of debt instruments classified as trading under SFAS 115. These funds are exclusively for the benefit of the Company and managed by third parties who charge a monthly commission fee. The funds are comprised of investments that have daily liquidity, and are marked-to-market on a daily basis with changes in fair value reflected in results of operations. The target returns are specified with each financial institution based on a percentage of the CDI (The Brazil Interbank Deposit Rate). In 2004, the weighted average annualized interest income rate was 14.41% (2003 - 24.29%) compared to 16.17% of the CDI in the same period (2003 - 23.25%).

6.	TEMPORARY CASH INVESTMENTS

	At December 31,

	2003	2004

Temporary cash investments (i)	—	153,488
Debentures	4,320	—

	4,320	153,488

At December 31, 2004 and 2003, the Company held investments in private investment funds primarily comprised of debentures issued by private companies and notes issued by the Brazilian federal government. The securities included in the portfolio of the private investment funds have daily liquidity and are marked to market on a daily basis. The Company considers these investments as securities held for trading, with changes in the fair value reflected in results of operations.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to service fees to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

(i)

$45,702 refers to Enhanced Equipment Trust Certificates (“EETCs”) collateralized by security in the related asset. Such certificates earn 9.75% per annum and mature in 2019. The Company has the intention to sell the EETCs in the near term and, therefore, they are marked-to-market and classified as temporary cash investments available for trading. $106,750 refers to investments in private investments funds including certain debt securities.

7.	TRADE ACCOUNTS RECEIVABLE

	2003	2004

Commercial	282,260	528,691
Defense
- Brazilian Air Force	25,287	43,216
- Other	27,535	26,792
Other related businesses	45,578	110,603

	380,660	709,302
Less allowance for doubtful accounts receivable	24,259	23,497

	356,401	685,805

Less - current portion	356,401	566,127
Long-term portion	—	119,678

Unbilled accounts receivable totaled $20,740 (2003 - $39,618) referring to revenues from long-term defense contracts recognized under the percentage of completion method.
The allowance for doubtful accounts is summarized as follows:

	2002	2003	2004

Beginning balance	23,700	24,490	24,259
Write-offs	(646)	(4,762)	(6,033)
Additions	1,436	4,531	5,271

Ending balance	24,490	24,259	23,497

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Major customers

In 2002, 2003 and 2004, the Company had sales to customers that individually accounted for more than 10% of the Company’s sales for the respective year. Shown below is the percentage of total net sales and accounts receivable for each customer.

	Net Sales (%)			Accounts receivable (%)

	2002	2003	2004	2003	2004

Commercial Airline
Continental/ExpressJet	37.3	32.9	12.4	—	7.6
American Eagle	17.5	17.2	19.8	—	—
Republic/Chautauqua	6.8	12.6	14.3	52.4	40.7
Trans States	—	2.4	3.7	0.7	9.7
US Airways	—	—	13.6	—	18.3

US Airways filed for bankruptcy protection in September 2004 and deliveries to that airline have been suspended since then. Prior to September, Embraer had delivered 22 EMBRAER 170 aircraft to US Airways, 15 of which had been financed by GECAS – GE Capital, and the remaining seven aircraft have been temporarily financed by the Company, with interest rates ranging from 5.11% to 7.87% per annum and final maturities in 2019. This interim sales financing has been accounted for as trade accounts receivable, $6,140 as current and the remaining $119,678 in long-term.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

8.	CUSTOMER AND COMMERCIAL FINANCING

Customer and commercial financing at December 31 consisted of the following:

	2003	2004

Notes receivable (i)	12,315	15,068
Operating lease equipment, at cost, less accumulated depreciation of $11,601 and $18,967 as of December 31, (ii)	143,710	316,649

	156,025	331,717
Current portion (classified as other assets)	1,022	12,130

Long-term portion	155,003	319,587

(i) Notes receivable represent sales financing for two EMB 120, indexed to 6-month LIBOR plus 3.5% per annum, with maturities through 2013. The maturity schedule is as follows:

Year	2004

2005	2,854
2006	1,601
2007	1,601
2008	1,601
2009	1,601
Thereafter	5,810

Total	15,068

(ii) Operating lease equipment includes used turboprop and jet aircraft which are either under operating lease agreements or available for re-lease. Upon the termination of a lease transaction structured through an SPE during 2004, a Latin American operator returned 15 ERJ 145s, which resulted in a classification of $105,542 from collateralized accounts receivable to customer and commercial financing. Rental income for leased aircraft amounted to $3,774, $5,569 and $16,006 for 2002, 2003 and 2004, respectively.

Minimum future rentals on noncancelable operating leases for each of the five succeeding years are as follows:

Year	2004

2005	25,287
2006	20,920
2007	14,972
2008	14,513
2009	5,938

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

9.	COLLATERALIZED ACCOUNTS RECEIVABLE AND NON-RECOURSE AND RECOURSE DEBT

Some of the Company’s sales transactions are structured financing through which a SPE purchases the aircraft, pays the Company the purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of the aircraft purchase through a SPE, and a portion of the credit risk remains with the third party. The Company may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process.

Prior to 2004, the Company had been consolidating certain SPEs owned by third parties that lacked the minimum amount of equity capital investment (“capital at risk”) as defined in EITF Topic D-14 and EITF 90-15.  Under FIN 46-R (“Consolidation of Variable Interest Entities an interpretation of ARB 51”), an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. Therefore, the Company has continued consolidating certain SPEs owned by third parties where the Company is the primary beneficiary.

Generally, the underlying lease transactions qualify as sales-type leases and, as a result, the consolidation of these SPEs results in an amount of investments in minimum lease payments receivable and residual value, gross of unearned income, of $2,284,008 and $1,348,581, and a net amount of $1,750,959 and $840,040 as of December 31, 2003 and 2004, respectively, which are being presented as collateralized accounts receivable.

Such consolidation has also resulted in an amount of non-recourse debt of $1,492,424 and $779,304 and an amount of recourse debt of $258,535 and $226,392, as of December 31, 2003 and 2004, respectively.

The Company sold collateralized accounts receivable and its respective non-recourse debt to third parties. Also, upon the termination of a lease transaction structured through an SPE during 2004, a Latin American operator returned 15 ERJ 145s, which resulted in a reclassification of $105,542 from collateralized accounts receivable to customer and commercial financing.

The components of investment in sales-type leases at December 31 were as follows:

	2003	2004

Minimum lease payments receivable	1,810,168	892,824
Estimated residual value of leased assets	473,840	455,757
Unearned income	(533,049)	(508,541)

Investments in sales-type lease	1,750,959	840,040
Less - current portion	102,110	70,599

Long-term portion	1,648,849	769,441

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Maturities of minimum lease payments receivable are summarized as follows:

	At December 31,

Year	2003	2004

2004	102,209	—
2005	189,133	65,114
2006	184,130	65,439
2007	164,311	72,651
2008	193,679	69,016
2009	151,270	58,457
After 2010	825,436	562,147

	1,810,168	892,824

10.	INVENTORIES

	2003	2004

Finished goods	52,754	91,180
Work-in-process (i)	495,267	628,036
Raw materials	513,746	648,578
Inventory in transit	60,867	110,198
Advances to suppliers	105,608	28,837
Exchange pool	25,818	33,922
Other	7,122	—
Allowances for obsolescence and depreciation of exchange pool inventories	(88,352)	(112,469)

	1,172,830	1,428,282
Less- Current portion	1,158,060	1,408,608

Long-term portion	14,770	19,674

(i)

Including $199,655 related to 14 pre-series aircraft ($111,215 in 2003 - 10 aircraft) of the EMBRAER 170/190 family and one Legacy, which were in construction or in use under the certification campaign.

The allowance for obsolescence is summarized as follows:

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

	2002	2003	2004

Allowance:
Beginning balance	101,004	107,269	88,352
Additions, net of reversals	22,061	2,856	32,085
Write-off	(15,796)	(21,773)	(7,968)

Ending balance	107,269	88,352	112,469

11.	OTHER ASSETS

	At December 31,

	2003	2004

Guarantee deposits (i)	473,962	479,839
Restricted cash from consolidated sales type leases	—	10,238
Credits with suppliers (ii)	11,156	11,491
Prepaid expenses (iii)	11,337	12,909
Recoverable taxes	16,987	35,223
Advances to employees	6,460	6,428
Export credit insurance	22,578	—
Compulsory loans, guarantee and other deposits	4,261	10,796
Current portion of customer and commercial financing	1,022	12,130
Commission advances	4,520	2,853
Escrow deposits	13,079	17,166
Insurance premium paid	21,781	18,204
Unrealized gains on derivatives (Note 33)	2,629	6,272
Other	22,899	28,008

	612,671	651,557
Less- Current portion	344,760	364,982

Long-term portion	267,911	286,575

(i)	Guarantee deposits are mainly represented by:

(a)

$231,051 refers to amounts deposited in escrow accounts as collateral for financing and residual value guarantees of certain aircraft sold (see note 34) (2003 - $192,765). If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee. The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by the Company. In order to earn a better interest rate on such guarantee deposits, in 2004, the Company structured a $42,200 note with the depositary bank which generated interest in the amount of $731 in 2004, which was added to the principal amount and recognized in the consolidated statements of income and comprehensive income.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

This yield enhancement was obtained through a credit default swap (CDS) transaction which provides to the note holder the right of early redemption of the note in case of a credit event by the Company. Upon such credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date.

		(b)	$226,174 (2003 -$258,451) relates to amounts deposited with a third party financial institution as a pledge under a specific sales financing structure.

	(ii)	Credits with suppliers represent price discounts, rebates and free aircraft parts to be received from suppliers in connection with purchases made.

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

12.	INVESTMENTS

	At December 31,

	2003	2004

Debentures	6,363	11,990
(-) Allowance for losses on debentures (i)	—	(11,990)
Held-to-maturity securities - NTNs (ii)	25,655	28,054
OGMA (iii)	—	15,417
Investment accounted for under the equity method Expressprop LLC (iv)	4,796	4,796

	36,814	48,267

(i)	Refers to allowance that was made for losses on debentures and the amount was charged to financial expenses.

(ii)

Refers to receivables, represented by National Treasury Notes, acquired by the Company from customers, related to the equalization of interest rates to be paid by the Export Financing Program - PROEX between the 11th and 15th year after the sale of the related aircraft, recorded at its present value. The interest earned is added to the balance and recorded as interest income, as the Company has the intent to hold these securities until maturity.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

(iii)

Investment in OGMA was made in December 2004 but the Company did not obtain effective control until March 2005, when legal authorities approved the acquisition (See Note 1). The invested amount, as well as OGMA’s shares subject to the acquisition, were deposited in an escrow account with a third party. The transaction will be accounted for as a business combination according to SFAS 141 in 2005.

(iv)

Embraer owns 25% of the Expressprop LLC capital stock. This affiliate provides support for the sale of used EMB 120 Brasília aircraft. The Company’s investment is accounted for under the equity method. The net income of this affiliate was $1,552, $204 and $0 for 2002, 2003, and 2004, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT, NET

	Estimated useful life (years)	2003			2004

		Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	—	2,499	—	2,499	2,504	—	2,504
Buildings and land improvements	10 to 48	173,428	50,535	122,893	183,303	56,526	126,777
Installations	10 to 31	80,235	52,412	27,823	84,905	58,403	26,502
Machinery and equipment	5 to 17	166,827	112,128	54,699	182,109	124,012	58,097
Tooling	10	112,905	32,214	80,691	121,542	38,770	82,772
Furniture and fixtures	5 to 10	17,967	10,605	7,362	20,108	12,285	7,823
Vehicles	5 to 14	4,645	3,291	1,354	5,050	3,656	1,394
Aircraft (*)	5 to 20	39,597	11,806	27,791	28,951	17,297	11,654
Computers and peripherals	5	83,987	57,885	26,102	87,382	69,829	17,553
Software	5	62,579	28,610	33,969	60,898	36,222	24,676
Others	5	6,545	1,259	5,286	11,473	1,999	9,474
Construction in progress	—	12,194	—	12,194	12,039	—	12,039

		763,408	360,745	402,663	800,264	418,999	381,265

           (*) These aircraft are used for external demonstration and for internal use purposes.

14.	CONTRIBUTION FROM SUPPLIERS

The Company has agreements with certain key suppliers for the participation in research and development activities. Certain supply agreements require that such suppliers provide cash contributions to the Company as compensation for their participation as suppliers in such programs. As part of the related supply agreements, these contributions are subject to the Company meeting certain performance milestones, including successful certification of the aircraft, first delivery and minimum number of aircraft deliveries. The Company records such contributions as a liability when received and as income when contractual milestones are achieved.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

15.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2003	2004

Due to Brazilian Air Force (i)	2,028	2,109
Product warranties (ii)	79,724	76,088
Product improvement liabilities (ii)	42,971	38,392
Commercial incentives (iii)	4,064	12,815
Customer credits (iii)	13,095	6,596
Technical assistance and training (iii)	16,169	27,044
Accrued payroll and related charges	39,009	55,903
Accrued employee profit sharing	12,458	32,248
Post-retirement benefits (Note 22)	2,507	2,608
Unrealized losses on derivatives	52,488	19,362
Reserve for losses under contractual obligations	1,514	103
Insurance	5,283	5,591
Provision related to financial guarantees (Note 34)	67,466	24,103
Deferred income (iv)	—	61,867
Accounts payable (v)	17,710	15,343
Trade accounts payable (long-term)	—	3,450
Other	14,105	34,718

	370,591	418,340
Less-Current portion	336,185	310,269

Long-term portion	34,406	108,071

(i)	Amounts payable to the Brazilian Air Force represent materials related to the delivery of AM-X aircraft.

(ii)	Represent accruals for product liability programs including warranty and contractual obligations to implement improvements in aircraft sold to meet contractual performance indices.

(iii)	Amounts represent accruals for customer sales concessions and allowances including spare parts, commercial rebates and services related to technical assistance and training of mechanics and crews.

(iv)	Refers to certain aircraft sales that, due to contractual contingent obligations, are accounted for as operating leases.

(v)	Mainly represents expenses incurred in December for which the payments will be paid in the following period.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

16.	ADVANCES FROM CUSTOMERS

	At December 31,

	2003	2004

Denominated in:
US$	543,402	465,129
Brazilian reais	15,785	14,034

	559,187	479,163
Less-Current portion	448,648	375,548

Long-term portion	110,539	103,615

The foreign currency advances denominated in Brazilian reais are presented in US$ in the above table at the exchange rates prevailing at the respective balance sheet dates. The allocation between current and long-term portions is based on the contractual terms for delivery of the related aircraft.

17.	TAXES AND PAYROLL CHARGES PAYABLE

	At December 31,

	2003	2004

Refinanced INSS (social security contribution on payroll)	16,288	16,099
Current taxes (other than on income)	14,802	27,918
Other	4,863	4,486

	35,953	48,503
Less-Current portion	21,632	34,355

Long-term portion	14,321	14,148

18.	CONTINGENCIES

Based on a case by case analysis of each issue and consultation with its outside legal counsel, the Company has recognized provisions for probable losses for its legal proceedings involving tax, labor and civil matters, as shown below:

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

	At December 31,

	2003	2004

Labor contingencies (i)	13,209	15,738
Tax contingencies (ii)	313,783	458,047
Civil	1,375	1,900

	328,367	475,685
Less-Current portion	301,906	89,589

Long-term portion	26,461	386,096

(i)

The labor lawsuits relate to claims brought by unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances, and retroactive salary increases and adjustments.

A lawsuit claiming a retroactive salary increase was brought by the labor union in June 1991 in the name of all employees of the Company until November 1990. The objective of the claim is to make the salary increase granted by the Company in January and February 1991 retroactive to November and December 1990, through an agreement with the employees’ union. As of December 31, 2004, approximately 97% of current and former employees have agreed to settlements. Another claim relates to monetary restatements of “Plano Collor” and “Plano Verão”(Brazilian economic plans) of the FGTS (severance pay fund) penalty paid by the Company for employees dismissed between December 1988 and April 1990.

(ii)

The Company is challenging in court the merit and constitutionality of several taxes and has obtained writs of mandamus or injunctions to avoid payments of such taxes. While awaiting a final decision on each of those cases, the Company is recognizing as expense the total amount of the obligation and accruing interest calculated at the SELIC (Central Bank overnight rate) on those liabilities, as it would be required to do if the Company is unsuccessful in these lawsuits. Considering the actual stage of the lawsuits, the Company and its tax consultants and legal counsel reassessed the timeframe of each lawsuit, classifying part of such liabilities in long-term. SELIC represented a nominal variation of 16.25% in 2004 (2003 - 23.22%). The principal taxes under discussion in court are as follows:

•

The Company is contesting in court certain changes in the rates and rules for the calculation of the PIS (tax on revenue) and COFINS (tax on revenue), determined by Law 9718/98 from January 1, 1999. The Company obtained a preliminary injunction suspending the payment of the related taxes and has accrued since then the total amount of $129,622 (2003 - $114,916).

•

The Company is required to pay the government a tax called SAT (Workers Compensation Insurance) at a rate of 3% of wages. In December 1998, the Company obtained a preliminary injunction to reduce the tax rate from 3% to 1%, and the difference has been accrued in the amount of $26,670 (2003 - $17,628).

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

•

In April 1999, the Company obtained a writ of mandamus to offset tax payments (INSS - social security contribution), which were made in August, September and October 1989, against future payments due to a rate increase from 10% to 20%, which was considered unconstitutional. The amount of $59,014 (2003 - $40,386) was accrued as of December 31, 2004.

•

Income and social contribution taxes - The Company is claiming the  right to offset income and social contribution taxes against IPI (federal VAT) credits on the acquisition of non-taxable or zero-rate raw materials. The amount of such taxes accrued as of December 31, 2004 is $114,404 (2003 - $64,838).

•

The Company is challenging the payment of social contribution tax on export sales and in 2003 obtained a favorable court decision. While awaiting a final and definitive decision from higher Brazilian courts, the Company is accruing the total contingency, amounting to $102,800 as of December 31, 2004 (2003 - $55,388).

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

19.     LOANS AND FINANCING
          Summary

Description	Final Maturity	Currency	Annual interest rate -%	2003	2004

Foreign Currency
Materials acquisition	2009	U.S. dollar	4.12 to 7.50;
			LIBOR plus 2.00 to 5.50	273,571	372,418
	2006	Japanese yen	JIBOR plus 1.05	134,114	72,513
Export financing	2005	U.S. dollar	LIBOR plus 1.50	10,209	—
Advances on foreign exchange contracts	2005	U.S. dollar	2.50 to 4.95	180,264	48,035
Project development	2008	U.S. dollar	LIBOR + 3.00; BNDES basket of currencies plus 3.00	8,158	4,165
Working capital	2005	Euro	2.00 to 6.00	8,571	6,094
	2010	U.S. dollar	3.12 to 11.93;
			LIBOR plus 2.15 to 2.97	365,794	496,277
Property and equipment additions	2005	U.S. dollar	10.15	40,086	2,485

Subtotal				1,020,767	1,001,987

Local Currency
Project development	2011		TJLP plus 1.00 to 6.00	21,199	19,545
Export financing	2005		TJLP plus 2.4	—	310,702
Working capital	2007		115% of the CDI	—	5,085
Property and equipment additions	2008		TJLP plus 3.00 to 3.90	1,776	1,410

Subtotal				22,975	336,742

Total debt				1,043,742	1,338,729
Less-Current portion				517,014	513,281

Long-term portion				526,728	825,448

LIBOR means London Interbank Offered Rate

The annualized TJLP (Government nominal long-term interest rate), fixed quarterly, was 9.75% at December 31, 2004 (2003 - 11%)

JIBOR means Japanese Interbank Offered Rate

The foreign currency exchange rates (expressed in units per US$1.00) related to the above debt instruments were as follows:

	2003	2004

Brazilian reais	2.8892	2.6544
Euro	1.2635	1.3612
Japanese yen	107.1740	102.5510

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Maturities of long-term debt, including accrued interest, are as follows:

Year	2004

2006	200,304
2007	298,382
2008	167,119
2009	132,538
2010 and thereafter	27,105

825,448

The table below provides the weighted average interest rates on loans by currency as of December 31, 2004:

	2003	2004

U.S. dollars	5.19%	5.75%
Brazilian reais	14.66%	12.35%
Japanese yen	1.26%	1.14%
Euro	3.48%	2.80%

Of the total $1,338,729 indebtedness of the Company as of December 31 2004, $200,152 is collateralized. Of this collateralized amount, $68,738 is related to mortgages on real estate, $27,743 is related to mortgages on machinery, equipment and inventories, $101,187 is guaranteed with bank guarantees and $2,484 is secured by pledge of bank investments.

Restrictive covenants

Loan agreements with certain financial institutions, representing $639,832 at December 31, 2004 (2003 - $440,459), $563,790 of which was classified as long-term (2003 - $371,734), contain certain restrictive covenants, in connection with usual market practices, which require that the ratio between net debt and EBITDA (earnings before interest, taxes, depreciation and amortization - measured using BR GAAP figures) ratio cannot be higher than 3:1, and the debt service coverage based on the ratio between EBITDA and net financial expenses ratio must be higher than 3:1.

In addition, there are other general restrictions related to financial leverage levels, subsidiaries’ level of indebtedness, new pledges of assets, significant changes in ownership control of the Company, sale of assets, dividend payments in case of financing defaults and transactions with affiliates. Under a specific financing contract, there is also a requirement that the Company must have at least 100 firm orders of new aircraft in its backlog.

As of December 31, 2004, the Company was in compliance with all the restrictive covenants.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

20.	OPERATING AND CAPITAL LEASE OBLIGATIONS

The Company and its subsidiaries lease certain land, equipment, computers and peripherals under non-cancelable agreements classified as operating leases. Rental expense for leased properties under operating leases was $2,118, $2,558 and $2,698 for 2002, 2003 and 2004, respectively.

Future minimum operating lease payments under non-cancelable lease agreements are as follows:

Year	2004

2005	2,377
2006	1,225
2007	731
2008	445
2009	448
Thereafter	3,594

8,820

The installations of Embraer Aircraft Customer Services Inc. (“EACS”) are located on land leased under a lease extending through the year 2020. The lease includes a clause which requires EACS to make investments totaling $10 million. This requirement has been fully satisfied and the investment, recorded as property plant and equipment, has been depreciated over the lease term.

Obligations under capital leases mainly relate to the lease of software and equipment with terms ranging from 2005 to 2009 and implicit interest rates which range from 6.9% to 10.1% per annum. The related software and equipment is being depreciated over 5 years. Future minimum lease payments under this lease agreement, including implicit interest, are as follows:

Year	2004

2005	2,815
2006	1,383
2007	188
2008	108
2009	81

Total	4,575
Less-Implicit interest	674

Capital lease obligations	3,901
Less-Current portion	2,437

Long-term portion	1,464

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

21.	INTEREST INCOME (EXPENSES), NET
Interest income and expenses are comprised of:

	2002	2003	2004

Interest expenses:
Interest and commissions on loans	(27,597)	(44,659)	(56,234)
Interest on taxes and payroll charges under litigation (Notes 17 and 18)	(22,719)	(57,215)	(32,420)
CPMF (tax on bank account transactions)	(12,063)	(12,227)	(13,919)
Interest on refinanced taxes	(903)	(450)	(425)
Amortization of deferred credit insurance	(2,291)	(4,655)	(25,584)
Provision for losses on marketable securities	—	—	(18,251)
Structured financing costs	(5,401)	(4,767)	(3,385)
Tax on interest on foreign loan	(967)	(1,961)	(2,794)
Other	(10,026)	(3,761)	(12,158)

	(81,967)	(129,695)	(165,170)

Interest income:
Temporary cash investments	82,097	94,562	104,002
Gain on early extinguishment of loans	—	—	8,128
Interest on NTN, trade accounts receivable, collateralized accounts receivable and guarantee deposits (Notes 9, 11 and 12)	15,637	11,652	44,333
Discount on advance payments	732	3,841	1,581
Other	5,128	4,271	3,055

	103,594	114,326	161,099

Monetary and exchange variations, net of gain (loss) on derivatives	58,829	(125,386)	(33,929)

Interest income (expenses), net	80,456	(140,755)	(38,000)

22.	POST-RETIREMENT BENEFITS

Defined Contribution Pension Plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees. The plan is a private, defined contribution plan where participation is optional. The plan is administered by a Brazilian pension fund controlled by Banco do Brasil, which is a Company related party. The Company’s and its subsidiaries’ contributions to the plan in 2002, 2003 and 2004 were $5,169, $5,737 and $7,500, respectively.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

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

Subsequent to the year ended December 31, 2004, the Company approved the termination of the Embraer Aircraft Holding Defined Benefit Plan. Upon termination, the Plan’s participants will become 100% vested in their accounts and the Plan’s net assets will be distributed to the Plan participants. A termination date will be determined upon regulatory approval.

The expected costs of providing post-retirement medical benefits to an employee and the employee’s beneficiaries and covered dependents are accrued during the years that employees render the necessary service.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The change in benefit obligation for the years ended December 31, 2003 and 2004 is as follows:

	Pension benefits		Other post-retirement benefits

	2003	2004	2003	2004

Benefit obligation - beginning of year	16,236	7,965	4,750	4,913
Service cost	2,020	—	575	691
Interest cost	955	479	336	362
Plan amendments	6	—	(691)	—
Effect of curtailment	(7,728)	—	—	—
Actuarial (gain) loss	(1,233)	115	67	1,295
Participant contributions	—	—	12	8
Benefits paid to participants	(2,291)	(843)	(136)	(149)

Benefit obligations - end of year	7,965	7,716	4,913	7,120

The change in plan assets for the years ended December 31, 2003 and 2004 is as follows:

	Pension benefits		Other post-retirement benefits

	2003	2004	2003	2004

Fair value of plan assets - beginning of year	8,245	8,573	1,798	1,928
Employer contributions	1,219	654	—	—
Actual return on plan assets	1,400	833	254	181
Participant contributions	—	—	12	8
Benefits paid to participants	(2,291)	(843)	(136)	(149)

Fair value of plan assets - end of year	8,573	9,217	1,928	1,968

The components of accrued benefit cost as of December 31, 2003 and 2004 are as follows:

	Pension benefits		Other post-retirement benefits

	2003	2004	2003	2004

Funded status	608	1,501	(2,985)	(5,152)
Unamortized prior service cost	—	—	(669)	(623)
Unrecognized net (gain) loss	—	(62)	539	1,728

Prepaid (accrued) benefit cost	608	1,439	(3,115)	(4,047)

The prepaid (accrued) benefit cost as of December 31, 2003 and 2004 is included in the caption “other payables and accrued liabilities” in the accompanying balance sheets.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The weighted average assumptions at December 31, 2003 and 2004 are as follows:

	Pension benefits (%)		Other post-retirement benefits (%)

	2003	2004	2003	2004

Average discount rate	6.25	6.00	6.50	6.00
Expected return on plan assets	7.75	7.75	7.75	7.75
Rate of compensation increase	5.50	N/A	5.50	N/A

In the determination of the expected return on plan assets, the long-term rate of return on plan assets was assumed to be 7.75%. The Company developed this assumption by calculating an asset-weighted average capital market assumption for each asset class represented in the investment policy and adjusting for investment-related expenses.

The actual allocations for the plan assets by asset category as of December 31, 2004 and 2003 are as follows:

	Pension benefits		Other post-retirement benefits

Asset category	2003	2004	2003	2004

Mutual funds invested primarily in Equity	46%	50%	44%	50%
Mutual funds invested primarily in Debt	54%	50%	56%	50%
Total	100%	100%	100%	100%

As of January 1, 2004 the Company’s investment policy was to invest no more than 50% of the total in diversified mutual funds which are invested primarily in equities and no less than 55% in diversified mutual funds which are invested primarily in fixed-income securities. This investment policy is now being revisited considering the December 31, 2003 pension plan freeze and the effect of emerging liabilities on the benefits.

The Company does not expect any employer contribution to be made during 2005 either to the pension or the medical post-retirement health care plans. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid to participants:

	Pension benefits	Other post- retirement benefits

2005	165	150
2006	279	184
2007	285	199
2008	215	225
2009	886	249
2010 - 2014	3,598	2,185

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The components of net periodic benefit cost as of December 31, 2002, 2003 and 2004 are as follows:

	Pension benefits			Other post-retirement benefits

	2002	2003	2004	2002	2003	2004

Service cost	1,501	2,020	—	359	575	691
Interest cost	819	955	479	260	336	362
Expected return on plan assets	(491)	(671)	(655)	(151)	(134)	(144)
Amortization of transition obligation	37	38	—	—	—	—
Amortization of prior service cost	45	44	—	(7)	(46)	(46)
Amortization of loss	57	309	—	25	41	69
Effect of curtailment	—	(2,856)	—	—	—	—

Net periodic benefit cost(benefit)	1,968	(161)	(176)	486	772	932

The net benefit cost (benefit) is included in selling, general and administrative expenses in the accompanying consolidated statements of income and comprehensive income.

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 14%, 10% and 10% was assumed for 2002, 2003 and 2004, respectively. The rate is expected to decrease gradually to 5% up to 2009.

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One percentage point

	Increase	Decrease

Effect on total of service and interest cost components	272	(214)
Effect on the post-retirement benefit obligation	1,107	(779)

23.	SHAREHOLDERS’ EQUITY

The Company’s preferred shares do not have voting rights but have priority in capital redemption and, in accordance with prevailing corporate law, are entitled to dividends in an amount 10% greater than those payable to the common shares. In connection with the 4th Series Debenture, as stipulated in the debenture indenture, $28,090 of the statutory preferred share capital is legally designated as a capital reserve due to the conversion of such Debentures.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Special common share - golden share

One special common share (golden share) is held by the Brazilian government. As holder of the golden share, the Brazilian government is entitled to the same voting rights as the other holders of common shares. In addition, the golden share carries veto power over the following actions:

•	Change of the Company name and corporate purpose.

•	Amendment to and/or extension of the Company logo.

•	Creation or alteration of military programs, whether or not involving the Federative Republic of Brazil.

•	Third-party training in technology for military programs.

•	Discontinuance of supply of military airplane maintenance and replacement parts.

•	Transfer of share control.

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

At their annual meeting, the Company’s shareholders approved the appropriation of 100% of net income for the year, after allocation to the legal reserve and for dividend distribution, as a reserve for investments and working capital, mainly designated for:

•	Research and development - Development of the EMBRAER 170/190 family, new versions and modifications for the ERJ 145 family and Legacy business jet.

•	New technologies, processes and management models in order to improve the Company’s results, competencies and productivity, and investments in subsidiaries.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

24.	DIVIDENDS

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves entered in the Company’s statutory accounting records. As of December 31, 2004, the earnings and reserves available for distribution as dividends, upon approval by the Company’s shareholders, were $234,849 ($180,741 – 2003). The dividends are calculated using the Brazilian GAAP figures and are paid in Brazilian reais.

In conformity with the Company’s bylaws, shareholders are entitled to minimum dividends equivalent to 25% of annual net income computed in accordance with the BR GAAP. The Company’s preferred shares do not have voting rights but have priority in capital redemption and, in accordance with prevailing corporate law, are entitled to dividends in an amount 10% greater than those payable to the common shares.

The Company has elected to pay interest on shareholders’ equity, calculated on a quarterly basis in accordance with Article 9 of Law No. 9249/95 based on the TJLP (Brazilian long-term interest rate), for deductibility purposes in computing income and social contribution taxes, and charged directly to shareholders’ equity for reporting purposes, in compliance with CVM Instruction No. 207/96. The amount paid to shareholders as interest on shareholders´ equity, net of any withholding tax, may be included as part of any mandatory distributable dividend amount.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Dividends paid are as follows:

	Amounts (in thousands)		Dividends per share

			Common		Preferred

Approval date	US$ (*)	R$	US$	R$	US$	R$

2002:
March 19, 2002 - dividends	43,100	100,010	0.0571	0.1326	0.0628	0.1459
March 19, 2002 - interest on capital	25,353	58,910	0.0335	0.0778	0.0368	0.0855
June 14, 2002 - interest on capital	20,929	59,530	0.0276	0.0786	0.0304	0.0864
September 13, 2002 - interest on capital	17,022	66,300	0.0224	0.0874	0.0247	0.0961
December 13, 2002 - interest on capital	19,804	69,974	0.0261	0.0921	0.0287	0.1013
December 13, 2002 - interest on capital	20,505	72,450	0.0270	0.0954	0.0297	0.1049

Total dividends in 2002	146,713	427,174

2003:
June 16, 2003 - interest on capital	26,503	76,700	0.0349	0.1009	0.0386	0.1103
December 12, 2003 - interest on capital	41,014	118,500	0.0537	0.1552	0.0591	0.1707

Total dividends in 2003	67,517	195,200

2004:
March 12, 2004 - interest on capital	34,723	100,998	0.0455	0.1322	0.0500	0.1454
June 25, 2004 - interest on capital	51,489	160,002	0.0673	0.2092	0.0741	0.2301
September 20, 2004 - interest on capital	55,959	160,058	0.0731	0.2091	0.0805	0.2300
December 17, 2004 - interest on capital	61,827	164,115	0.0807	0.2143	0.0888	0.2357

Total dividends in 2004	203,998	585,173

(*)	Dividends are calculated and paid in Brazilian reais. Amounts in US$were converted using the exchange rate in effect at each approval date.

25.	EARNINGS PER SHARE

Because the preferred and common shareholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s bylaws and participation rights in undistributed earnings. Effective January 1, 1997, preferred shareholders are entitled to receive per share dividends of at least 10% greater than the per share dividends paid to common shareholders. Undistributed earnings, therefore, have been allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weighted average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share, allocated undistributed earnings differ for each calculation.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Amounts in thousands of U.S. dollars, unless otherwise stated)

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

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options had been issued during the respective periods, utilizing the treasury stock method.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

The computation of basic and diluted earnings per share is as follows:

	In thousands, except per share data and percentages

	At December 31, 2002			At December 31, 2003			At December 31, 2004

	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total

Basic numerator:
Actual dividends declared/paid	47,932	98,781	146,713	21,522	45,995	67,517	64,675	139,323	203,998
Basic allocated undistributed earnings (a)	24,790	51,089	75,879	21,844	46,683	68,527	55,864	120,344	176,208

Allocated net income available for common and preferred shareholders	72,722	149,870	222,592	43,366	92,678	136,044	120,539	259,667	380,206

Basic denominator:
Weighted average shares	242,544	454,414		242,544	471,228		242,544	474,994

Basic earnings per share	0.2998	0.3298		0.1788	0.1967		0.4970	0.5467

Diluted numerator:
Actual dividends declared/paid	47,932	98,781	146,713	21,522	45,995	67,517	64,284	139,714	203,998
Diluted allocated undistributed earnings (a)	24,607	51,272	75,879	21,730	46,797	68,527	55,527	120,681	176,208

	72,539	150,053	222,592	43,252	92,792	136,044	119,811	260,395	380,206
Allocated net income available for common and preferred shareholders	72,186	150,406	222,592	43,252	92,792	136,044	119,811	260,395	380,206

Allocated diluted net income available for common and preferred shareholders	72,186	150,406	222,592	43,252	92,792	136,044	119,811	260,395	380,206

Diluted denominator:
Weighted average shares outstanding	242,544	454,414		242,544	471,228		242,544	474,994
Dilutive effects of stock options (b)	—	5,001		—	3,612		—	4,223

Diluted weighted average shares (c)	242,544	459,415		242,544	474,840		242,544	479,217

Diluted earnings per share	0.2976	0.3274		0.1779	0.1957		0.4940	0.5434

(a)

The Company calculates earnings per share on common and preferred shares under the two-class method. Effective January 1, 1997, preferred shareholders are entitled to receive per share dividends at least 10% greater than the per share dividends paid to common shareholders. Undistributed earnings, therefore, from January 1, 1997 forward have been allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weighted average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share purposes, allocated undistributed earnings differ for such calculations.

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

26.	STOCK COMPENSATION

On April 17, 1998, the Company’s shareholders approved a stock option plan for management and employees, including those of the Company’s subsidiaries, subject to restrictions based on continuous employment with the Company for at least two years. The Administration Committee, which was appointed by the Board of Directors on the same date, is responsible for managing the plan.

Under the terms of the plan, options for 25,000,000 preferred shares were authorized to be granted up to May 2003. Options were granted with an exercise price equal to the weighted average price of the Company’s preferred shares traded on the BOVESPA (São Paulo Stock Exchange) in the 60 trading days prior to the grant date, increased or decreased by 30%, as defined by the Administration Committee. Such percentage is deemed to offset unusual fluctuations in the market price during this 60-day period. These options generally vest 30% after three years, 30% after four years, and 40% after five years, if the employee is still employed by the Company on each date. The options expire seven years from the date of grant. The right to grant options under the plan terminated five years after the date of the first grant.

As of December 31, 2004, the Administration Committee had made seven grants, equivalent to 400 lots of 50,000 shares each, totaling 19,525,000 preferred shares, net of 475,000 shares which were forfeited, as the grantees are no longer employees of the Company.

During 2002, 2003 and 2004, 2,261,313, 3,056,228 and 2,296,285 options were exercised, in the total amount of $1,194, $3,961 and $3,250, respectively.

In connection with the 14.2106% stock dividend approved at the Extraordinary Shareholders’ Meeting on March 1, 2002, the Administration Committee granted additional 25,576 options to purchase preferred shares to holders of vested options as of the record date. In addition, all non-vested option holders were offered an additional grant of 14.2106% of the options held. The total number of additional options granted was 637,318, with an exercise price of R$14.99 (which was higher than the market price of the preferred stock on the date of grant).

Information regarding options granted to management and employees is shown in the following table (options in thousands):

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

	2002		2003		2004

	Thousands of options	Weighted average exercise price (R$)	Thousands of options	Weighted average exercise price (R$)	Thousands of options	Weighted average exercise price (R$)

Outstanding at beginning of year	14,815	7.63	13,132	8.98	9,985	10.55
Granted	—	—	—	—	—	—
Adhesion of the bonus (March 1st)	663	14.99	—	—	—	—
Exercised	(2,261)	1.76	(3,056)	3.77	(2,296)	4.15
Canceled or expired	(85)	8.73	(91)	13.51	(50)	23.00

Outstanding at end of year	13,132	8.98	9,985	10.55	7,639	12.37

Exercisable at end of year	812	3.56	2,032	6.78	3,946	10.22

The weighted average grant date fair value of options granted in 2001, the last year in which options were granted, was $5.83. The estimated fair values of the options were computed using the Black-Scholes option pricing model based on the U.S. dollar to Brazilian real exchange rates in effect on the date of grant and using the following weighted average assumptions: 5 years of expected option life; 60% of expected volatility; 3% of dividend yield and 13.4% of risk-free interest rate.

The following table summarizes information about stock options outstanding at December 31, 2004 (options in thousands):

Exercise price (R$)	Number of outstanding stock options	Options exercisable	Weighted average remaining contractual life (years)

0.75	120	120	0.3
1.65	302	302	1.3
5.22	755	755	1.9
8.11	2,945	1,365	2.4
13.70	1,085	585	2.9
14.99	582	264	2.9
23.00	1,850	555	3.4

The following table summarizes information about outstanding stock options by anticipated vesting date and at December 31, 2004 (options in thousands):

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

Grant dates	Vesting date	Expiration date	Weighted average exercise price (R$)	Number of outstanding stock options (thousands)

May 1998 and 1999	May 2002	May 2005 and 2006	1.65	15
November 1998 and 1999	November 2002	November 2005 and 2006	6.02	131
May 1998, 1999 and 2000	May 2003	May 2005, 2006 and 2007	6.62	825
November 1998, 1999 and 2000	November 2003	November 2005, 2006 and 2007	11.41	361
May 1999, 2000 and 2001	May 2004	May 2006, 2007 and 2008	12.96	1,634
November 1999 and 2000	November 2004	November 2006 and 2007	8.94	981
May 2000 and 2001	May 2005	May 2007 and 2008	12.17	2,282
November 2000	November 2005	November 2007	13.85	565
May 2001	May 2006	May 2008	22.0	845

Total				7,639

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plan. Since there were no options granted in 2002, 2003 and 2004, there would be no impact if the Company had applied the provisions of SFAS No. 123 “Accounting for Stock-based Compensation”.

27.	INCOME TAXES
The following is an analysis of the income tax expense:

	2002	2003	2004

Current	(167,448)	(7,686)	(107,628)
Deferred-
Temporary differences-
Additions	(5,535)	28,653	1,505
Tax loss carryforwards
Utilized to offset taxable income for the year	(10,651)	9,261	(5,650)
Change in valuation allowance	(4,868)	(2,238)	(366)

Total deferred	(21,054)	35,676	(4,511)

Income tax (expense) benefit	(188,502)	27,990	(112,139)

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

The following is a reconciliation of the reported income tax expense (benefit) and the amount calculated by applying the combined statutory tax rate:

	2002	2003	2004

Income before taxes as reported in the accompanying consolidated financial statements	412,977	108,271	493,651
Combined statutory income tax rate	34%	34%	34%

Tax expense at statutory income tax rate	140,412	36,812	167,841
Permanent differences:
Nondeductible expenses	2,299	4,130	1,548
Translation effects	83,110	(49,730)	10,238
Dividends paid as interest on capital	(35,453)	(22,956)	(69,359)
Change in valuation allowance for deferred tax assets	4,868	2,238	366
Reversal of tax incentives	(12,822)	(180)	(1,029)
Income tax rate differences	3,085	—	—
Other	3,003	1,696	2,534

Income tax expense (benefit) as reported in the income statement	188,502	(27,990)	112,139

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

The Company’s deferred tax assets and liabilities are comprised of tax loss carryforwards and effects resulted from temporary differences as follows:

	2003	2004

Deferred tax assets on:
Tax loss carryforwards (i)	20,821	15,167
Temporary differences:
Accrual for product warranties and improvements	42,100	38,619
Accrued taxes other than taxes on income	50,223	70,802
Deferred charges, except research and development	109,923	123,865
Other accrued expenses not deductible for tax purposes	53,770	73,439
Difference in bases of property, plant and equipment	28,193	8,646
Inventory allowances	15,895	21,803
Post-retirement benefits accrual	846	883
Other	13,443	26,122
Valuation allowance (ii)	(12,160)	(12,526)

Total deferred tax assets	323,054	366,820

Deferred tax liabilities on:
Temporary differences:
Difference in bases of property, plant and equipment	(23,032)	(20,319)
Research and development	(95,658)	(131,534)
Other	(5,847)	(20,961)

Total deferred tax liabilities	(124,537)	(172,814)

Net deferred tax asset	198,517	194,006

(i)	Tax loss carryforwards are derived from:

	At December 31,

	2003	2004

Brazilian entities	8,661	2,641
Foreign subsidiaries	12,160	12,526

Total	20,821	15,167

Tax losses originated from the Brazilian entities do not have expiration dates but utilization is limited to 30% of the taxable income for each period.

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

28.	OTHER OPERATING EXPENSES, NET

Other operating expenses, net are composed of the following income (expense) items:

	For the year ended December 31,

	2002	2003	2004

Production process improvements	—	(13,647)	—
Product modifications	(961)	(99)	(50)
Preoperationg cost of Gavião Peixoto	(3,856)	(858)	(31)
Education, training and professional development (i)	(12,963)	(13,316)	(3,536)
Provision for contingencies	(6,185)	(4,368)	(22,342)
Market value adjustments on used aircraft	(464)	(10,434)	(529)
Contractual fines	4,117	17,237	1,258
Expense reimbursement	4,692	2,249	2,422
Other operating expenses from consolidated sales-type leases, net (ii)	—	—	(20,766)
Net gain on sale of equity interest in sales-type lease investments	—	—	3,645
Insurance recoveries	88	666	2,210
Other	(4,577)	(6,439)	(3,553)

	(20,109)	(29,009)	(41,272)

(i)	Refers to training and professional development of the Company’s employees.

(ii)

Of this amount, $24,848 represents a loss from recognized valuation allowance on sales-type lease investments and $4,082 represents a gain related to other revenues earned by sales-type lease transactions.

29.	EXCHANGE GAIN (LOSS), NET

Exchange gains and losses result from the remeasurement of the balance sheet accounts from the local currency to the functional currency as follows:

	2002	2003	2004

Assets:
Cash and cash equivalents	(211,482)	38,240	50,728
Trade accounts receivable	(3,574)	3,394	136
Other assets	(17,698)	3,550	(354)

Exchange gain (loss) on assets	(232,754)	45,184	50,510

Liabilities:
Trade accounts payable	62,492	(45,208)	(51,304)
Income taxes	4,208	(363)	(548)
Dividends	(256)	(161)	52
Provisions	17,777	(11,026)	(6,798)
Other liabilities	12,886	(4,926)	(4,130)

Exchange gain (loss) on liabilities	97,107	(61,684)	(62,728)

Exchange loss, net	(135,647)	(16,500)	(12,218)

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

30.	RELATED-PARTY TRANSACTIONS

Brazilian Government

PREVI, one of the Company’s controlling shareholders, is controlled by Banco do Brasil, which is controlled by the Brazilian government. As a result, the Company considers Banco do Brasil to be a related party, as well as the Brazilian Air Force and BNDES (National Bank for Economic and Social Development), which are also controlled by the Brazilian government.

The Brazilian government, principally through the Brazilian Air Force, has participated in the development of Embraer since its inception.  For the years ended December 31, 2002, 2003 and 2004, the Brazilian Air Force accounted for approximately 2.1%, 4.4% and 7.1% of the Company’s net sales, respectively. The Company expects to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government.

BNDES and Banco do Brasil have several transactions with the Company, mainly represented by support in debt financing and other ordinary bank transactions, such as being the depositary for part of the Company’s cash equivalents and a provider of certain credit line facilities.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Transactions with such related parties are summarized as follows:

	December 31, 2004

	Brazilian Air Force	Banco do Brasil S.A.	BNDES	Total

Assets
Cash and cash equivalents	—	687,979	55,297	743,276
Trade accounts receivable	43,216	—	—	43,216
Other assets	—	226,174	2,700	228,874
Liabilities
Loans and financing		155,730	327,080	482,810
Recourse and non-recourse debt (i)	—	226,392	779,304	1,005,696
Advances from customers	37,404	—	—	37,404
Other payables and accrued liabilities	2,109	—	—	2,109
Results of operations (for the year ended December 31, 2004)
Net sales	246,104	—	—	246,104
Interest income	—	23,186	—	23,186
Interest expenses	—	10,264	6,213	16,477

(i) Company sold certain collateralized accounts receivable and its respective non-recourse debt to third parties.

	December 31, 2003

	Brazilian Air Force	Banco do Brasil S.A.	BNDES	Total

Assets
Cash and cash equivalents	—	534,061	—	534,061
Trade accounts receivable	25,287	—	—	25,287
Other assets	—	258,451	—	258,451
Liabilities
Loans and financing	—	116,671	66,714	183,385
Recourse and non-recourse debt	—	258,535	1,492,424	1,750,959
Advances from customers	95,588	—	—	95,588
Trade accounts payable	2,028	—	—	2,028
Results of operations (for the year ended December 31, 2003)
Net sales	106,967	—	—	106,967
Interest income	—	27,786	—	27,786
Interest expenses	—	6,921	4,018	10,939

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

	December 31, 2002

	Brazilian Air Force	Banco do Brasil S.A.	BNDES	Total

Assets
Cash and cash equivalents	—	84,079	—	84,079
Trade accounts receivable	12,704	—	—	12,704
Other assets	—	138,346	—	138,346
Liabilities
Loans and financing	—	74,291	36,205	110,496
Recourse and non-recourse debt	—	138,401	803,517	941,918
Advances from customers	99,290	—	—	99,290
Trade accounts payable	2,239	—	—	2,239
Results of operations (for the year ended December 31, 2002)
Net sales	53,167	—	—	53,167
Interest income	—	14,307	—	14,307
Interest expenses	—	2,927	3,853	6,780

European Aerospace and Defense Group

We also entered into commercial transactions with other shareholders, Thales TM, Dassault Aviation, EADS and SNECMA, which together form the European Aerospace and Defense Group (“EADG”). EADG holds approximately 20% of our outstanding voting shares and the right to appoint two members to our Board of Directors. Such transactions represented the purchase of certain equipment and services in the ordinary course of our business and amounted to $11,796, $14,474 and $3,672 for 2002, 2003 and 2004, respectively.

31.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Overview

The Company is primarily engaged in the assembly and sale of aircraft to various markets throughout the world. More than 90% of the Company’s sales are exported and are U.S. dollar-denominated, which is the Company’s functional currency. Nevertheless, a significant portion of the Company’s labor costs and other local overheads are Brazilian real-denominated. Therefore, the Company maintains certain monetary assets and liabilities, mainly represented by recoverable and payable taxes, cash equivalents and loans in Brazilian reais, targeting to balance its non-U.S. dollar-denominated assets against its non- U.S. dollar-denominated liabilities plus shareholders’ equity in relation to its forecasts of future cash flows.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

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

The Company’s U.S. dollar-denominated debt bears interest at fixed or variable interest rates based on 6-month or 12-month LIBOR. The Company’s foreign currency debt is primarily denominated in Brazilian reais and Japanese yen. The Brazilian real-denominated debt bears interest at a variable rate based on TJLP, the long-term interest rate in Brazil, and the Japanese yen-denominated debt bears interest at fixed rates or variable rates based on JIBOR.

The Company’s interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility.

Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities. The Company’s primary exposures to foreign currency exchange fluctuations are the Brazilian real/U.S. dollar and Japanese yen/U.S. dollar exchange rates. As previously discussed in the overview section of this Note, the Company aims to hedge its exposure in foreign currencies through (i) balancing its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities and (ii) using derivative instruments. The Company typically uses derivatives such as foreign currency forward and swap contracts to implement this strategy.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

Derivative financial instruments

Derivative instruments outstanding as of December 31 are as follows:

2004

Purpose	Type	Notional amount	Maturity date	Agreed average rate	Gain/ (loss)

					Fair value

Import financing	Swap (interest + US$ into R$ + CDI +Fixed interest rate)	52,486	2005 to 2008	66.21% of CDI	(14,585)
Working capital / Import financing	Swap (variable interest into fixed interest – US$)	363,706	2007 to 2010	7.78%	(4,120)
Import financing	Swap (JIBOR + JPY into US$ + fixed interest rate)	67,083	2006	4.31%	5,615

Total					(13,090)

2003

Purpose	Type	Notional amount	Maturity date	Agreed average rate	Gain/ (loss)

					Fair value

Import financing	Swap (interest + JPY into R$ + % CDI)	26,118	2004	86.17% of CDI	(7,240)
Import financing	Swap (interest + US$ into R$ + % CDI)	190,163	2004 to 2006	75.07% of CDI	(44,888)
Import financing	Swap (JIBOR + JPY into US$ + fixed interest rate)	110,666	2004 to 2008	4.44% per year	2,269

Total					(49,859)

32.	CONCENTRATION OF CREDIT RISK

Credit risk is the risk that the Company may incur losses if counterparties to the Company’s contracts do not pay amounts owed to the Company. The Company’s primary credit risk derives from the sales of aircraft, spare parts and related services to its customers, including the financial obligations related to these sales discussed in Notes 9 and 34.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of U.S. dollars, unless otherwise stated)

Financial instruments which may potentially subject the Company to concentrations of credit risk include (i) cash and cash equivalents, (ii) trade and other accounts receivable, (iii) advances to suppliers and (iv) financial derivative contracts. The Company limits its credit risk associated with cash and cash equivalents by placing its investments with investment grade rated institutions in short-term securities and mutual funds. With respect to trade accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations. All such customers are meeting current commitments, are operating within established credit limits and are considered by management to represent an acceptable credit risk level. The Company believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade accounts receivable. Advances to suppliers are made only to select long-standing suppliers. The financial condition of such suppliers is analyzed on an ongoing basis to limit credit risk. The Company addresses credit risk related to derivative instruments by restricting the counterparties of such derivative to major financial institutions.

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

The carrying amounts for cash and cash equivalents, trading debt securities, accounts and notes receivable and current liabilities approximates their fair values. The fair value of held-to-maturity securities is estimated using the discounted cash flows method. The fair value of long-term debt is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar characteristics and remaining maturities.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

The estimated fair values of financial instruments are as follows:

	2003		2004

	Carrying amounts	Fair Value	Carrying amounts	Fair value

Financial assets:
Cash and cash equivalents	1,265,820	1,265,820	1,207,288	1,207,288
Temporary cash investments	4,320	4,320	153,488	153,488
Trading debt securities, net	10,683	10,683	—	—
Trade accounts receivable, net	356,401	356,401	685,805	685,805
Guarantee deposits (Note 11)	473,714	473,714	490,077	490,077
Held-to-maturity securities	25,655	26,549	28,054	26,481
Derivatives	2,629	2,629	6,272	6,272
Financial liabilities:
Loans and financing	1,043,742	1,035,054	1,338,729	1,298,751
Trade accounts payable	404,065	404,065	559,942	559,942
Derivatives	52,488	52,488	19,362	19,362

34.	OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company participates in certain off-balance sheet arrangements, including guarantees, repurchase obligations, trade-in and product warranty commitments, as discussed below:

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

The following table provides quantitative data regarding the Company’s guarantees to third parties. The maximum potential payments represent the worst-case scenario, and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

Description	2003	2004

Maximum financial guarantees	1,229,811	1,710,251
Maximum residual value guarantees	627,015	835,760
Mutually exclusive exposure (*)	(392,123)	(418,094)
Provisions and liabilities recorded	(67,466)	(97,718)

Off-balance sheet exposure	1,397,237	2,030,199
Estimated proceeds from performance guarantees and underlying assets	1,650,321	2,038,344

(*)

In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered, and therefore, their distinct effects have not been combined to calculate the maximum exposure.

As discussed in Note 10, as of December 31, 2003 and 2004, the Company maintained escrow deposits in the total amount of $192,765 and $231,051, respectively, in favor of third parties for whom it has provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Aircraft Repurchase Options

The Company was contingently liable for repurchasing a number of aircraft sold under sales contracts that provided the customer with the right to sell the aircraft back to the Company in the future, according to defined price rules. These repurchase commitments were canceled in 2004 pursuant to formal amendments entered into with the holders of such options.

Aircraft Trade-In Options

In connection with the signing of a purchase contract for new aircraft, the Company may provide trade-in options to its customers.  These options provide a customer with the right to trade-in existing aircraft upon the purchase of a new aircraft.  As of December 31, 2004, six commercial aircraft were subject to trade-in options, and additional aircraft may become subject to trade-in options upon delivery. The trade-in price is based on third-party appraisals related to the forecasted fair value to each specific aircraft.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

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

The following table summarizes changes in product and performance provisions during 2004, which are included in other payables and accrued liabilities:

(US$ million)	December 31, 2003	Additions	Reductions for payments made/reversals	At December 31, 2004

Product warranties	79,724	40,742	(44,378)	76,088
Product improvement liabilities	42,971	8,707	(13,286)	38,392

35.	SEGMENT INFORMATION

The Company is organized based on the products and services it offers. Under this organizational structure, the Company operates in the following four principal segments: commercial airline, defense, business jet and other related businesses.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

Commercial airline segment

The Commercial airline segment’s operations principally involve the development, production and marketing of commercial jet aircraft and provision of related support services, principally to the regional airline industry worldwide. The Company’s products in the commercial airline segment are organized around product families, including the ERJ 135/140/145 family, the EMBRAER 170/190 family and the EMB 120 Brasília.

The ERJ 145 family is composed of the ERJ 135, ERJ 140 and ERJ 145 aircraft, certified to operate with 37, 44 and 50 seats, respectively. These aircraft share approximately 96% of common parts and components. The Company relies on a limited number of customers for a substantial portion of its total net sales. The Company’s largest customers for these aircraft are ExpressJet, Republic/Chautauqua and American Eagle.

The Company is continuing to develop a new family of commercial jets composed of the EMBRAER 170 for 78 passengers, EMBRAER 175 for 86 passengers, EMBRAER 190 for 106 passengers and EMBRAER 195 for 118 passengers. As of December 31, 2004, the Company had 297 firm orders for this aircraft family. The first model to reach full development is the EMBRAER 170, the final certification of which occurred in February 2004. The second model to reach full development is the EMBRAER 175, which was certified in December 2004 by the Brazilian aviation authority and in January 2005 by the European Aviation Safety Agency – EASA.

The EMB 120 Brasília is a 30-seat turboprop aircraft that has been operating since 1985. As of December 31, 2004, 352 of these aircraft had been delivered.

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

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

The Brazilian Air Force is the major customer of the Company’s defense aircraft products. A decrease in defense spending by the Brazilian government due to defense spending cuts and general budgetary constraints or other factors could materially adversely affect the Company’s defense sales and defense research and development.

Business Jet segment

The Company developed a line of business jets, based on the ERJ 135 regional jet. The Legacy, as the business jet is named, is being marketed by the Company to businesses, including fractional ownership companies, in two versions - the executive version and corporate shuttle version.

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

Other unallocated costs include corporate costs not allocated to the operating segments and include costs attributable to stock-based compensation. Unallocated capital expenditures and depreciation relate primarily to shared services assets.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

The following table provides geographic information regarding net sales. The geographic allocation is based on the location of the operator of the aircraft.

Net sales by geographic area	2002	2003	2004

The Americas without Brazil-
Commercial Airline	1,772,226	1,457,814	2,189,405
Defense	13,257	106,643	92,135
Business Jet	86,579	139,203	204,914
Other related businesses	78,186	94,715	130,054

	1,950,248	1,798,375	2,616,508
Brazil-
Commercial Airline	—	—	—
Defense	40,534	102,494	246,104
Other related businesses	20,063	18,475	51,332

	60,597	120,969	297,436
Europe-
Commercial Airline	290,548	68,597	296,885
Defense	73,478	52,560	20,906
Business Jet	58,307	36,152	—
Other related businesses	43,189	65,260	54,372

	465,522	222,569	372,163
Others-
Commercial Airline	47,592	—	93,159
Defense	—	718	6,622
Business Jet	—	—	40,800
Other related businesses	1,841	829	13,845

	49,433	1,547	154,427

Total	2,525,800	2,143,460	3,440,533

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

The following table presents income statement information by operating segment:

Operating income	2002	2003	2004

Net sales-
Commercial Airline	2,110,266	1,526,373	2,579,449
Defense	127,269	262,411	365,767
Business Jet	144,886	175,355	245,714
Other related businesses	143,379	179,321	249,603

	2,525,800	2,143,460	3,440,533
Cost of sales and services-
Commercial Airline	(1,243,925)	(924,938)	(1,613,028)
Defense	(79,504)	(205,793)	(291,400)
Business Jet	(104,561)	(124,377)	(181,457)
Other related businesses	(103,730)	(79,924)	(181,445)

	(1,531,720)	(1,335,032)	(2,267,330)
Gross profit-
Commercial Airline	866,341	601,435	966,421
Defense	47,765	56,618	74,367
Business Jet	40,325	50,978	64,257
Other related businesses	39,649	99,397	68,158

	994,080	808,428	1,173,203
Operating expenses-
Commercial Airline	(335,584)	(345,704)	(348,115)
Defense	(15,747)	(15,719)	(59,782)
Business Jet	(28,375)	(38,568)	(28,556)
Other related businesses	(31,164)	(34,116)	(36,455)
Unallocated corporate expenses	(113,648)	(109,506)	(156,309)

	(524,518)	(543,613)	(629,217)

Income from operations	469,562	264,815	543,986

The following tables present other information about the Company’s operating segments:

Property, plant and equipment, net	2003	2004

Commercial Airline	34,748	59,471
Defense	41,200	65,220
Other related businesses	8,799	11,956
Unallocated	317,916	244,618

Total	402,663	381,265

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands of U.S. dollars, unless otherwise stated)

Trade accounts receivable, net	2003	2004

Commercial Airline	282,260	528,691
Defense	52,822	70,008
Other related businesses	21,319	87,106

Total	356,401	685,805

Advances from customers	2003	2004

Commercial Airline	316,357	346,737
Defense	188,304	87,731
Business Jet	16,350	17,180
Other related businesses	38,176	27,515

Total	559,187	479,163

* * *